      As filed with the Securities and Exchange Commission on July 7, 1998


                                                      Registration No. 333-51095

================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                               AMENDMENT NO. 2 TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                                 ---------------
                               FLORIDA BANKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



       FLORIDA                               6712                          58-2364573
(State of Incorporation)        (Primary Standard Industrial           (I.R.S. Employer
                                 Classification Code Number)           Identification No.)


                            4110 SOUTHPOINT BOULEVARD
                         SUITE 212, SOUTHPOINT SQUARE II
                        JACKSONVILLE, FLORIDA 32216-0925
                                 (904) 296-2329
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             CHARLES E. HUGHES, JR.,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               FLORIDA BANKS, INC.
                            4110 SOUTHPOINT BOULEVARD
                         SUITE 212, SOUTHPOINT SQUARE II
                        JACKSONVILLE, FLORIDA 32216-0925
                                 (904) 296-2329
     (Name, address, including zip code and telephone number, including area code, of agent for service) Copies to:



     TERRY FERRARO SCHWARTZ, ESQ.                       A. GEORGE IGLER, ESQ.
    SMITH, GAMBRELL & RUSSELL, LLP                     IGLER & DOUGHERTY, P.A.
       PROMENADE II, SUITE 3100                         1501 PARK AVENUE EAST
      1230 PEACHTREE STREET, N.E.                    TALLAHASSEE, FLORIDA 32301
        ATLANTA, GEORGIA 30309                             (850) 878-2411
            (404) 815-3500


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: Upon the effective date of the merger of First National Bank of Tampa with and into a wholly owned subsidiary of the Registrant.
         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          FIRST NATIONAL BANK OF TAMPA
                           100 West Kennedy Boulevard
                              Tampa, Florida 33602



                                  July 10, 1998



Dear Shareholder:


      On behalf of the Board of Directors of First National Bank of Tampa ("First National"), we cordially invite you to attend a Special Meeting of Shareholders (the "Special Meeting") to be held at the offices of First National, which are located at First National Plaza, 100 West Kennedy Boulevard, Tampa, Florida, on July 24, 1998 at 11:00 a.m. local time.


      As described in the enclosed Proxy Statement-Prospectus, at the Special Meeting holders of First National's Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 30, 1998 (the "Merger Agreement") between First National and Florida Banks, Inc. ("Florida Banks"), whereby First National will be merged (the "Merger") with and into Interim Bank No. 1, N.A., a wholly-owned subsidiary of Florida Banks ("Interim"), with Interim being the corporation surviving the Merger. Immediately upon consummation of the Merger (other than shares as to which dissenters' rights are properly exercised), each issued and outstanding share of First National Common Stock will be converted into and exchanged for the right to receive $6.6586 worth of Florida Banks Common Stock valued at the price of such Florida Banks Common Stock in the initial public offering of Florida Banks Common Stock that is being closed immediately following the closing of the Merger. Cash will be paid in lieu of fractional shares.

      PLEASE REVIEW CAREFULLY AND CONSIDER THOUGHTFULLY THE ACCOMPANYING NOTICE OF SPECIAL MEETING AND PROXY STATEMENT-PROSPECTUS. The Proxy
Statement-Prospectus contains a detailed description of the Merger Agreement, its terms and conditions and the transactions contemplated by the Merger Agreement.

      FIRST NATIONAL'S BOARD OF DIRECTORS BELIEVES THE MERGER IS IN THE BEST INTERESTS OF FIRST NATIONAL'S SHAREHOLDERS, HAS APPROVED UNANIMOUSLY THE MERGER AGREEMENT AND RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT.

      YOUR VOTE IS IMPORTANT! First National's management team would greatly appreciate your attendance at the Special Meeting. However, since the affirmative vote of the holders of at least two-thirds of the outstanding shares of First National Common Stock is necessary to adopt the Merger Agreement and to approve the Merger, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend in person. IF YOU DO NOT VOTE, THE EFFECT OF YOUR FAILURE TO VOTE IS THE SAME AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT. Accordingly, we urge you to complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible, even if you currently plan to attend the Special Meeting. Submitting a proxy will not prevent you from voting in person, but will ensure that your vote is counted if you should be unable to attend the Special Meeting. If you do attend the Special Meeting and desire to vote in person, you may do so by withdrawing your proxy at that time. Your prompt cooperation is greatly appreciated.

         Very truly yours,


          W. Andrew Krusen, Jr.            John S. McMullen
          Chairman of the Board            President and Chief Executive Officer

                          FIRST NATIONAL BANK OF TAMPA

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                           TO BE HELD ON JULY 24, 1998


To the Shareholders of
First National Bank of Tampa:


         NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders (the "Special Meeting") of First National Bank of Tampa ("First National") will be held at First National's offices, which are located at First National Plaza, 100 West Kennedy Boulevard, Tampa, Florida, on July 24, 1998, at 11:00 a.m. local time, and at any adjournment or postponement thereof, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 30, 1998 between First National and Florida Banks, Inc. ("Florida Banks") (the "Merger Agreement"), whereby First National will be merged (the "Merger") with and into a wholly-owned subsidiary of Florida Banks that will be the survivor of such Merger. Immediately upon consummation of the Merger, each issued and outstanding share of First National Common Stock (other than shares as to which dissenters' rights are properly exercised) will be converted into and exchanged for the right to receive $6.6586 worth of Florida Banks Common Stock valued at the price (the "IPO Price") of the Florida Banks Common Stock in the initial public offering of Florida Banks Common Stock that is being closed immediately following the closing of the Merger, rounded to the third nearest decimal point. Assuming an IPO Price of $11.00 per share (which represents the mid-point of the estimated range), each share of First National Common Stock outstanding immediately before the Merger is effected will be convertible into approximately 0.605 shares of Florida Banks Common Stock ($6.6586 divided by $11.00 and rounded to the nearest third decimal place). Cash will be paid in lieu of fractional shares. The Merger Agreement is more completely described in the accompanying Proxy Statement-Prospectus, and a copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement-Prospectus.


      NOTICE OF RIGHT TO DISSENT. First National shareholders have the right to dissent from the proposed adoption of the Merger Agreement and to demand payment of the fair value of their shares in the event the Merger Agreement is adopted and the Merger is consummated. The right of First National shareholders to receive such payment is contingent upon strict compliance with the requirements set forth in Title 12, Chapter 2, Section 215a of the United States Code ("Section 215a"). PERFECTING THE RIGHT TO DISSENT REQUIRES, AMONG OTHER THINGS, THAT THE SHAREHOLDER EITHER NOTIFY FIRST NATIONAL OF HIS OR HER INTENTION TO DISSENT NO LATER THAN THE VOTE OF THE SHAREHOLDERS AT THE SPECIAL MEETING OR TO VOTE AGAINST ADOPTION OF THE MERGER AGREEMENT AND THAT SUCH SHAREHOLDER THEREAFTER PERFECT HIS OR HER DISSENTERS' RIGHTS BY WRITTEN NOTICE TO FIRST NATIONAL WITHIN 30 DAYS OF THE DATE OF CONSUMMATION OF THE MERGER. IN NO EVENT IS ANY SHAREHOLDER ENTITLED TO DISSENTERS' RIGHTS IF HE OR SHE VOTES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. The full text of Section 215a is set forth as Appendix B to the accompanying Proxy Statement-Prospectus. For a summary of these requirements, see "The Merger--Dissenters' Rights of First National Shareholders" in the accompanying Proxy Statement-Prospectus.

      Only holders of record of First National Common Stock at the close of business on June 1, 1998 will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. PURSUANT TO THE NATIONAL BANK ACT, THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE SHARES OF FIRST NATIONAL COMMON STOCK OUTSTANDING AND ENTITLED TO VOTE AT THE SPECIAL MEETING IS REQUIRED IN ORDER TO ADOPT THE MERGER AGREEMENT.


      Your vote is important. Whether or not you plan to attend the Special Meeting in person, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage prepaid envelope. While this will assure your representation at the Special Meeting and will avoid the costs of additional communications, this will not prevent you from voting in person at the Special Meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the President of First National a written revocation bearing a later date, or by attending and voting at the Special Meeting.


                                            By Order of the Board of Directors



                                            Beate F. Frank, Secretary
Tampa, Florida

July 10, 1998





                             WHETHER OR NOT YOU PLAN
                         TO ATTEND THE SPECIAL MEETING,
                           PLEASE COMPLETE, SIGN, DATE
                       AND RETURN THE ENCLOSED PROXY CARD.

                               FLORIDA BANKS, INC.

              PROSPECTUS WITH RESPECT TO UP TO 1,250,000 SHARES OF
                           FLORIDA BANKS COMMON STOCK

                          FIRST NATIONAL BANK OF TAMPA

                                 PROXY STATEMENT

                    FOR A SPECIAL MEETING OF SHAREHOLDERS OF

            FIRST NATIONAL BANK OF TAMPA TO BE HELD ON JULY 24, 1998



      First National Bank of Tampa ("First National") is furnishing its shareholders this Proxy Statement-Prospectus in connection with the solicitation of proxies by the Board of Directors of First National for use at its Special Meeting of Shareholders to be held on July 24, 1998 commencing at 11:00 a.m. local time, and at any adjournment or postponement thereof (the "Special Meeting").


      At the Special Meeting, First National shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 30, 1998 between First National and Florida Banks, Inc. ("Florida Banks") (the "Merger Agreement"), whereby First National will be merged (the "Merger") with and into Interim Bank No. 1, N.A. ("Interim"), a national bank to be chartered under the laws of the United States as a wholly-owned subsidiary of Florida Banks, and First National shareholders (except those shareholders who properly exercise dissenters' rights) will become shareholders of Florida Banks.

      The Merger Agreement assumes that 2,065,000 shares of First National Common Stock will be outstanding immediately before the Merger is effected and fixes consideration payable to First National shareholders at $6.6586 per share of First National Common Stock, or aggregate maximum consideration totaling $13.75 million (the "Merger Consideration"). The Merger Consideration is payable in shares of Florida Banks Common Stock valued at the price (the "IPO Price") of the Florida Banks Common Stock in Florida Bank's initial public offering (the "Florida Banks IPO"). Therefore, while aggregate Merger Consideration is fixed at an aggregate of $13.75 million, or $6.6586 worth of Florida Banks Common Stock per share of First National Common Stock, the total number of shares of Florida Banks Common Stock issuable in exchange for shares of First National Common Stock will vary depending upon the IPO Price.

      To illustrate, assuming an IPO Price of $11.00 per share (which represents the mid-point of the estimated range), each outstanding share of First National Common Stock would be convertible into approximately 0.605 shares of Florida Banks Common Stock ($6.6586 divided by $11.00 and rounded to the nearest third decimal place), or $6.6586 worth of Florida Banks Common Stock. Assuming that 2,065,000 shares of First National Common Stock are outstanding immediately before the Merger is effected, and that dissenters' rights are properly exercised with respect to none of such 2,065,000 shares, an aggregate maximum of 1,250,000 shares of Florida Banks Common Stock would be issuable, with an aggregate value of $13.75 million. Cash will be paid in lieu of fractional shares.

                              --------------------    (continued on next page)

      THE SHARES OF FLORIDA BANKS COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF FLORIDA BANKS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF FLORIDA BANKS, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                 ---------------


          The date of this Proxy Statement-Prospectus is July 10, 1998.

      The Florida Banks IPO will not be closed until immediately after the closing of the Merger, and as of the date of this Proxy Statement-Prospectus, the IPO Price was not yet determinable. This means that, as of the date hereof and on the date of the Special Meeting and the vote on the Merger, the IPO Price will not be determinable, and First National shareholders will not know the number of shares of Florida Banks Common Stock to which they will be entitled to receive in payment of the Merger Consideration. However, at any IPO Price, First National shareholders will be entitled to receive $6.6586 worth of Florida Banks Common Stock in exchange for each share of First National Common Stock.



      Immediately upon consummation of the Merger, Interim will change its name to Florida Bank, N.A. and will continue to be a wholly-owned subsidiary of Florida Banks. A copy of the Merger Agreement is attached as Appendix A and is incorporated by reference into this Proxy Statement-Prospectus.


      First National shareholders who properly dissent from the adoption of the Merger Agreement are entitled to the rights and remedies of dissenting shareholders as set forth in Title 12, Chapter 2, Section 215a of the United States Code. HOWEVER, FIRST NATIONAL SHAREHOLDERS SHOULD NOTE THAT THE MERGER AGREEMENT GRANTS FLORIDA BANKS THE RIGHT TO TERMINATE THE MERGER AGREEMENT IF HOLDERS OF AT LEAST 10% OF THE ISSUED AND OUTSTANDING SHARES OF FIRST NATIONAL COMMON STOCK PROPERLY CLAIM SUCH DISSENTERS' RIGHTS.

      The Merger's consummation is subject to the satisfaction of several conditions, including, among others, the affirmative vote to approve the Merger Agreement by the holders of at least two-thirds of the issued and outstanding shares of First National Common Stock as of the June 1, 1998 record date and the approval of appropriate regulatory authorities. See "The Merger--Conditions Precedent to the Merger."

      Neither the Florida Banks Common Stock nor the First National Common Stock is traded on any exchange, and there is no established public trading market for any of such shares in their respective local areas. See "Price Range of Common Stock and Dividends."


      Mercer Capital Management, Inc. has rendered its opinion dated June 25, 1998 to First National's Board of Directors that the consideration provided in the Merger Agreement is fair, from a financial point of view, to the holders of First National Common Stock (the "First National Shareholders"). See "The Merger--Opinion of First National's Financial Advisor."


      THE FIRST NATIONAL BOARD UNANIMOUSLY RECOMMENDS THAT FIRST NATIONAL SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE MERGER AGREEMENT.

      First National Shareholders should note that certain members of First National's management and directors have certain interests in and may derive certain benefits as a result of the consummation of the Merger in addition to any interests they may have as First National Shareholders generally. See "The Merger--Interests of Certain Persons in the Merger."

      This Proxy Statement-Prospectus also constitutes a prospectus of Florida Banks with respect to the shares of Florida Banks Common Stock issuable to First National Shareholders upon consummation of the Merger. Florida Banks has supplied all information contained in this Proxy Statement-Prospectus relating to Florida Banks, and First National has supplied all information contained in this Proxy Statement-Prospectus relating to First National.

      This Proxy Statement-Prospectus is included as part of a Registration Statement on Form S-4 (together with any amendments and exhibits thereto, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by Florida Banks relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of an estimated maximum of 1,250,000 shares of Florida Banks Common Stock to be issued in connection with the Merger.


      This Proxy Statement-Prospectus, Notice of Special Meeting, and the accompanying form of proxy for the Special Meeting are first being sent to First National Shareholders on or about July 10, 1998.

              AVAILABLE INFORMATION AND REPORTS TO SECURITY HOLDERS

         Florida Banks has filed with the Commission the Registration Statement under the Securities Act relating to the shares of Florida Banks Common Stock to be issued in connection with the Merger. For further information regarding Florida Banks and the shares of Florida Banks Common Stock to which this Proxy Statement-Prospectus relates, reference is made to such Registration Statement, including the exhibits and schedules filed as a part thereof, which may be inspected without charge at the Commission's public reference facilities maintained by the Commission at its principal office located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Midwest Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. This Proxy Statement-Prospectus constitutes the Proxy Statement-Prospectus of Florida Banks and First National filed as part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Neither First National nor Florida Banks is currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of the Florida Banks IPO, Florida Banks will be subject to the reporting requirements of the Exchange Act and will thereafter file annual and quarterly reports with the Commission. First National has historically furnished its shareholders with annual reports containing financial statements audited by an independent public accounting firm. Florida Banks, which was formed in October 1997, is a development stage company. Florida Banks has provided its shareholders with certain financial information upon such shareholder's written request to Florida Banks.

         Statements made in this Proxy Statement-Prospectus as to the contents of any contract, agreement or other document referred to are necessarily summaries of such documents. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN OR INCORPORATED INTO THIS PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FLORIDA BANKS OR FIRST NATIONAL.

         THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

         THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS SPEAKS AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFICALLY INDICATED. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY
DISTRIBUTION OF THE SECURITIES MADE HEREUNDER SHALL, UNDER ANY

CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST NATIONAL OR FLORIDA BANKS SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS OR THAT THE INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IS CORRECT AT ANY TIME SUBSEQUENT TO THAT DATE.

         THIS PROXY STATEMENT-PROSPECTUS DOES NOT COVER ANY RESALES OF THE FLORIDA BANKS COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY FIRST NATIONAL SHAREHOLDERS DEEMED TO BE "AFFILIATES" OF FIRST NATIONAL OR FLORIDA BANKS UPON THE CONSUMMATION OF THE MERGER. NO PERSON IS AUTHORIZED TO MAKE USE OF THIS PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH ANY SUCH RESALES.

                                TABLE OF CONTENTS


                                                                                                               PAGE


SUMMARY...........................................................................................................3
      General.....................................................................................................3
      The Parties.................................................................................................4
      Special Meeting and Vote Required to Approve the Merger.....................................................5
      The Merger..................................................................................................6

SELECTED FINANCIAL DATA..........................................................................................11

PRO FORMA FINANCIAL DATA.........................................................................................14

THE SPECIAL MEETING OF FIRST NATIONAL SHAREHOLDERS...............................................................16
      General....................................................................................................16
      Voting and Revocation of Proxies...........................................................................16
      Solicitation of Proxies....................................................................................16
      Record Date and Voting Rights..............................................................................17
      Recommendation of the First National Board.................................................................17

THE MERGER.......................................................................................................19
      Description of the Merger..................................................................................19
      Effective Time and Closing of the Merger...................................................................20
      Exchange of Certificates...................................................................................20
      Background of and Reasons for the Merger...................................................................21
      Conditions Precedent to the Merger.........................................................................29
      Conduct of Business Prior to the Merger....................................................................30
      Amendment, Waiver and Termination..........................................................................33
      Expenses...................................................................................................34
      Material Federal Income Tax Consequences...................................................................35
      Interests of Certain Persons in the Merger.................................................................36
      Dissenters' Rights of First National Shareholders..........................................................37
      Accounting Treatment.......................................................................................39
      Bank Regulatory Matters....................................................................................39
      Status of Regulatory Approvals and Other Information  .....................................................39
      Restrictions on Affiliate Resales..........................................................................40
      Recommendation of the First National Board.................................................................41

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY..................................................................42
      Market Prices..............................................................................................42
      Dividend Policy............................................................................................42

INFORMATION ABOUT FLORIDA BANKS..................................................................................43
      General....................................................................................................43
      Industry and Demographic Overview..........................................................................44
      History of Florida Banks...................................................................................44
      Strategy of Florida Banks..................................................................................45

      Management of Florida Banks................................................................................53
      Security Ownership of Certain Beneficial Owners and Management of Florida Banks............................59
      Facilities.................................................................................................61
      Employees..................................................................................................61
      Legal Proceedings..........................................................................................61
      Monetary Policies..........................................................................................61
      Certain Transactions.......................................................................................62

INFORMATION ABOUT FIRST NATIONAL.................................................................................63
      General....................................................................................................63
      History of First National..................................................................................63
      Asset/Liability Management.................................................................................64
      Competition................................................................................................64
      Data Processing............................................................................................65
      Security Ownership of Certain Beneficial Owners and Management of First National...........................66
      Facilities.................................................................................................66
      Employees..................................................................................................66
      Legal Proceedings..........................................................................................66
      Monetary Policies..........................................................................................66
      Certain Transactions.......................................................................................66

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS........................................................................68
      Florida Banks..............................................................................................68
      First National.............................................................................................68
      Summary ...................................................................................................68
      Results of Operations  ....................................................................................70
      Financial Condition........................................................................................77
      Year 2000..................................................................................................97
      Accounting Pronouncements..................................................................................97
      Effects of Inflation and Changing Prices...................................................................98
      Monetary Policies......................................................................................... 98

DESCRIPTION OF FLORIDA BANKS CAPITAL STOCK AND
      FIRST NATIONAL BANK OF TAMPA CAPITAL STOCK.................................................................99
      Florida Banks .............................................................................................99
      First National............................................................................................101

COMPARISON OF SHAREHOLDER RIGHTS................................................................................102
      Removal of Directors; Filling Vacancies on the Board of Directors.........................................102
      Quorum of Shareholders....................................................................................103
      Adjournment and Notice of Shareholder Meetings............................................................103
      Call of Special Shareholder Meetings......................................................................104
      Shareholder Consent in Lieu of Meeting....................................................................104
      Dissenters' Rights........................................................................................105
      Derivative Actions........................................................................................105
      Dividends and Distributions...............................................................................106
      Director Qualifications and Number........................................................................106
      Indemnification of Officers and Directors.................................................................107

      Director Liability........................................................................................108
      Amendment of Articles of Incorporation and By-Laws........................................................109
      Vote Required for Extraordinary Corporate Transactions....................................................110
      Interested Shareholder Transactions.......................................................................110
      Fiduciary Duty............................................................................................110
      Provisions with Possible Anti-Takeover Effects............................................................111

LEGAL OPINIONS..................................................................................................112

EXPERTS.........................................................................................................112

OTHER MATTERS...................................................................................................112

INDEX TO FINANCIAL STATEMENTS...................................................................................F-1

                                     SUMMARY

         The following is a brief summary of certain information set forth elsewhere in this Proxy Statement-Prospectus and is not intended to be complete. This summary should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained elsewhere in this Proxy Statement-Prospectus and the accompanying Appendices.

         Certain statements contained or incorporated by reference in this Proxy Statement-Prospectus are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results, plans for future business development activities, capital spending or financing sources, capital structure and the effects of regulation and competition, and are thus prospective. Such forward looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties.

                                     GENERAL

         This Proxy Statement-Prospectus relates to the proposed adoption of the Agreement and Plan of Merger dated as of March 30, 1998 between First National Bank of Tampa ("First National") and Florida Banks, Inc. ("Florida Banks") (the "Merger Agreement"), whereby First National will be merged (the "Merger") with and into Interim Bank No. 1, N.A. ("Interim"), a national bank to be chartered under the laws of the United States as a wholly-owned subsidiary of Florida Banks, and First National Shareholders (except those shareholders who properly exercise dissenters' rights) will become shareholders of Florida Banks.

         The Merger Agreement assumes that 2,065,000 shares of First National Common Stock will be outstanding immediately before the Merger is effected and fixes consideration payable to First National shareholders at $6.6586 per share of First National Common Stock, or aggregate maximum consideration totaling $13.75 million (the "Merger Consideration"). The Merger Consideration is payable in shares of Florida Banks Common Stock valued at the price (the "IPO Price") of the Florida Banks Common Stock in Florida Bank's initial public offering (the "Florida Banks IPO"). Therefore, while aggregate Merger Consideration is fixed at an aggregate of $13.75 million, or $6.6586 worth of Florida Banks Common Stock per share of First National Common Stock, the total number of shares of Florida Banks Common Stock issuable in exchange for shares of First National Common Stock will vary depending upon the IPO Price.

         To illustrate, assuming an IPO Price of $11.00 per share (which represents the mid-point of the estimated range), each share of First National Common Stock outstanding immediately before the effectiveness of the Merger would be convertible into approximately 0.605 shares of Florida Banks Common Stock ($6.6586 divided by $11.00 and rounded to the nearest third decimal place), or $6.6586 worth of Florida Banks Common Stock. Assuming that 2,065,000 shares of First National Common Stock are outstanding immediately before the Merger is effected, and that dissenters' rights are exercised with respect to none of such shares, an aggregate maximum of 1,250,000 shares of Florida Banks Common Stock would be issuable, with an aggregate value of $13.75 million.

         The table below summarizes the shares of Florida Banks Common Stock issuable in exchange for shares of First National Common Stock at various IPO Prices. As shown in the table, although the per share and maximum number of shares of Florida Banks Common Stock issuable in exchange for shares of First National Common Stock declines as the IPO Price increases, the per share and aggregate Merger Consideration remains the same at any IPO Price.

     PER SHARE            IPO             SHARES OF FLORIDA BANKS COMMON STOCK ISSUABLE IN            AGGREGATE MERGER
       MERGER            PRICE           EXCHANGE FOR SHARES OF FIRST NATIONAL COMMON STOCK             CONSIDERATION
   CONSIDERATION                         --------------------------------------------------
                                     Per Share of First National       Maximum Shares Issuable
----------------------------------------------------------------------------------------------------------------------
      $6.6586            $ 9.00                 0.740                         1,527,777                $13.75 million
      $6.6586            $10.00                 0.659                         1,375,000                $13.75 million
      $6.6586            $11.00                 0.605                         1,250,000                $13.75 million
      $6.6586            $12.00                 0.555                         1,145,833                $13.75 million
      $6.6586            $13.00                 0.512                         1,057,692                $13.75 million

         Cash will be paid in lieu of issuing any fractional shares of Florida Banks Common Stock.


         Pursuant to the Florida Banks IPO, which is being closed immediately following the closing of the Merger, Florida Banks plans to issue 4,000,000 shares of Florida Banks Common Stock (4,600,000 shares if the underwriters fully exercise their over-allotment option) at an estimated price per share of between $10 and $12. Following the Florida Banks IPO's closing, Florida Banks will be a publicly-traded company subject to the reporting requirements of the Exchange Act.



         This Proxy Statement-Prospectus is first being mailed to holders of First National Common Stock ("First National Shareholders") on or about July 10, 1998. At the Special Meeting, the First National Shareholders will consider and vote on whether to approve and adopt the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference.


                                   THE PARTIES

         FLORIDA BANKS. Florida Banks was organized under the laws of the State of Florida on October 15, 1997. The principal executive offices of Florida Banks are located at 4110 Southpoint Boulevard, Suite 212, Southpoint Square II, Jacksonville, Florida 32216-0925, and its telephone number is (904) 296-2329. Florida Banks is a development stage company with no history of operations as a holding company. See "The Merger" and "Information About Florida Banks."


         FIRST NATIONAL. First National is a national bank chartered under the laws of the United States. First National provides primarily commercial banking services through its offices located in Hillsborough County, Florida. As of December 31, 1997 and for the fiscal year ended December 31, 1997, First National reported total assets of $60.4 million, total shareholders' equity of $6.3 million and net income of $376,000. First National's offices are located at 100 West Kennedy Boulevard, Tampa, Florida 33602, and its telephone number is
(813) 221-7900. See "The Merger" and "Information About First National."

             SPECIAL MEETING AND VOTE REQUIRED TO APPROVE THE MERGER


         DATE, TIME AND PLACE OF THE SPECIAL MEETING. The Special Meeting of First National Shareholders will be held at the offices of First National, which are located at First National Plaza, 100 West Kennedy Boulevard, Tampa, Florida, on July 24, 1998 at 11:00 a.m. local time, (together with any adjournments or postponements, the "Special Meeting").


         PURPOSE OF THE SPECIAL MEETING. The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby.

         RECORD DATE. Only holders of record of First National Common Stock at the close of business on June 1, 1998 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date, 2,065,000 shares of First National Common Stock were outstanding and entitled to vote. First National has represented that as of the Effective Time (as defined below), no more than 2,065,000 shares of First National Common Stock will be outstanding.

         VOTE REQUIRED. The affirmative vote of at least two-thirds of the outstanding shares of First National Common Stock is required to approve the Merger Agreement. As of the Record Date, directors and executive officers of First National and their affiliates beneficially owned an aggregate of 905,875 shares of First National Common Stock (approximately 43.9% of the shares then outstanding). Pursuant to the Merger Agreement, the members of the Board of Directors of First National (the "First National Board") will vote their shares in favor of the Merger Agreement at the Special Meeting.


         VOTING AND REVOCATION OF PROXIES. A First National Shareholder may use the accompanying proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the meeting. A First National Shareholder may revoke any proxy given pursuant to this solicitation by delivering to the President of First National, no later than the vote of First National Shareholders at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the Special Meeting and voting in person at the Special Meeting. A First National Shareholder's attendance at the Special Meeting will not, in and of itself, constitute a revocation of the proxy. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If a proxy is signed and returned without indicating any voting instructions, it will be voted "FOR" the proposal to approve the Merger Agreement. The First National Board is unaware of any other matters that may be presented for action at the Special Meeting. However, if other matters do properly come before the Special Meeting, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.



         All written notices of revocation and other communications with respect to the revocation of First National proxies should be addressed to First National Bank, 100 West Kennedy Boulevard, Tampa, Florida 33602, Attention:
President. NO NOTICE OF REVOCATION OR LATER PROXY WILL BE ACCEPTED AFTER THE FIRST NATIONAL SHAREHOLDERS VOTE AT THE SPECIAL MEETING.


         Approval of the Merger Agreement by the shareholders of Florida Banks is not required.

                                   THE MERGER

         GENERAL. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, First National will merge with and into Interim, a national bank to be chartered under the laws of the United States. Interim will be the surviving entity in the Merger and, immediately upon consummation of the Merger, Interim will change its name to Florida Bank, N.A. and will operate as a wholly-owned subsidiary of Florida Banks. At the Effective Time, each outstanding share of First National Common Stock (other than shares held by First National Shareholders who perfect and do not withdraw their dissenters' rights) will be converted into and exchanged for the right to receive $6.6586 worth of Florida Banks Common Stock valued at the IPO Price of the Florida Banks Common Stock in the Florida Banks IPO (the "Exchange Ratio"). The Florida Banks IPO will be closed immediately following the closing of the Merger. To illustrate, assuming an IPO Price of $11.00 per share (which represents the mid-point of the estimated range), each share of First National Common Stock issued and outstanding immediately before the effectiveness of the Merger would be convertible into approximately 0.605 shares of Florida Banks Common Stock ($6.6586 divided by $11.00 and rounded to the nearest third decimal place), or $6.6586 worth of Florida Banks Common Stock. Assuming that 2,065,000 shares of First National Common Stock are outstanding immediately before the Merger is effected, and that dissenters' rights are exercised with respect to none of such shares, an aggregate maximum of 1,250,000 shares of Florida Banks Common Stock would be issuable with an aggregate value of $13.75 million. Each share of Florida Banks' capital stock outstanding before the Merger will continue to be outstanding after the Effective Time. The Exchange Ratio may be adjusted to prevent dilution if Florida Banks changes the number of shares of Florida Banks Common Stock issued and outstanding prior to the Effective Time by effecting a stock split, stock dividend, recapitalization, reclassification or similar transaction.

         FRACTIONAL SHARES. Cash will be issued in lieu of any fractional shares of Florida Banks Common Stock otherwise issuable to former holders of First National Common Stock.

         EXCHANGE OF CERTIFICATES. Upon the First National Shareholders' approval of the Merger Agreement, First National Shareholders will receive transmittal forms and instructions for surrender and exchange of their shares of First National Common Stock. First National Shareholders should not send in their share certificates with their proxy cards. See "The Merger--Exchange of Certificates."

         SHARE OWNERSHIP FOLLOWING MERGER. Immediately following the Effective Time, assuming 2,065,000 shares of First National Common Stock outstanding immediately before the Effective Time and no exercise of dissenters' rights, former First National Shareholders would own approximately 1,250,000 shares of Florida Banks Common Stock. Assuming 377,800 shares of Florida Banks Common Stock outstanding immediately prior to the Effective Time and excluding shares issuable in the Florida Banks IPO, such 1,250,000 shares would represent approximately 77% of the then-outstanding Florida Banks Common Stock; if the 4,000,000 shares to be issued in the Florida Banks IPO (excluding any shares issued upon exercise of the underwriters' overallotment option) are included, such 1,250,000 shares would represent approximately 22% of the then-outstanding Florida Banks Stock.

         CONDITIONS TO MERGER. Consummation of the Merger and the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of certain conditions. Such conditions include, among others, approval of the Merger Agreement by the First National Shareholders, the effectiveness under the Securities Act of the Registration Statement of which this Proxy Statement-Prospectus is a part, Florida Banks' execution of a definitive underwriting agreement for the firm commitment underwriting of shares of Florida Banks Common Stock having an aggregate gross purchase price of at least $30 million which agreement will be enforceable by Florida Banks on the date the Florida Banks IPO is closed, and approval of appropriate regulatory agencies. In addition, Florida Banks' obligation to effect the Merger is also subject to, among other things, receipt of an accountants' opinion dated as of the Effective Time, whose contents must be acceptable to Florida Banks in its sole discretion, with respect to certain matters under the Internal Revenue Code of 1986, as amended (the "Code") and receipt of agreements from affiliates of First National restricting their ability to transfer shares of First National Common Stock or Florida Banks Common Stock. First National's obligation to effect the Merger is also subject to, among other things, receipt within five days of the date of this Proxy Statement-Prospectus of a fairness opinion from Mercer Capital Management, Inc., First National's financial advisor ("Mercer Capital"). See "The Merger--Conditions Precedent to the Merger."


         EFFECTIVE TIME OF THE MERGER. Pursuant to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement will become effective on the date and at the time the parties receive certification of the Merger from the Office of the Comptroller of the Currency (the "OCC") (the "Effective Time"). Subject to the terms and conditions of the Merger Agreement, unless the parties to the Merger mutually agree otherwise, the parties will use their reasonable best efforts to cause the Effective Time to occur on the date that the Merger and the other transactions contemplated by the Merger Agreement are closed (the "Closing"). If the First National Shareholders and applicable regulatory authorities approve the Merger, the parties expect that the Effective Time will occur on or before August 15, 1998, although there can be no assurance as to whether or when the Merger will occur. See "The Merger--Effective Time of the Merger" and "--Conditions Precedent to the Merger."


         RECOMMENDATION OF THE FIRST NATIONAL BOARD. THE FIRST NATIONAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE FIRST NATIONAL BOARD BELIEVES THAT ADOPTION OF THE MERGER AGREEMENT AND CONSUMMATION OF THE MERGER IS IN THE BEST INTERESTS OF FIRST NATIONAL AND THE FIRST NATIONAL SHAREHOLDERS AND RECOMMENDS THAT THE FIRST NATIONAL SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT. First National Shareholders should note that certain members of First National's management and directors have certain interests in and may derive certain benefits as a result of the Merger in addition to their interests as First National Shareholders generally. See "The Merger--Interests of Certain Persons in the Merger."

         In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the First National Board consulted with its legal advisors regarding the legal terms of the Merger Agreement. The First National Board also consulted with its financial advisor, Mercer Capital, as to the financial fairness of the consideration First National Shareholders are to receive in the Merger. For a discussion of the factors the First National Board considered in reaching its conclusions, see "The Merger--Background of and Reasons for the Merger."


         OPINION OF FIRST NATIONAL'S FINANCIAL ADVISOR. Mercer Capital, in its capacity as financial advisor to First National, has rendered an opinion to the First National Board that the consideration provided in the Merger Agreement is fair, from a financial point of view, to the First National Shareholders. A copy of Mercer Capital's opinion, dated June 25, 1998, is attached as Appendix C to this Proxy Statement-Prospectus and should be read carefully, with particular attention to the assumptions made, matters considered and limitations of the review undertaken by Mercer Capital in rendering such opinion. See "The Merger--Background of and Reasons for the Merger--Opinion of First National's Financial Advisor."


         CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS. The rights of Florida Banks shareholders and other corporate matters relating to the Florida Banks Common Stock are controlled by the Second Amended and Restated Articles of Incorporation of Florida Banks (the "Florida Banks Articles"), the Amended and

Restated Bylaws of Florida Banks (the "Florida Banks Bylaws") and the Florida Business Corporation Act (the "FBCA"). The rights of First National Shareholders and other corporate matters relating to the First National Common Stock are controlled by the First National Articles of Association, as amended (the "First National Articles"), the First National Bylaws (the "First National Bylaws") and the National Bank Act. The dissenters' rights of the First National Shareholders incident to the Merger are governed by Title 12, Chapter 2, Section 215a of the United States Code ("Section 215a"), a copy of which is attached to this Proxy Statement-Prospectus as Appendix B. Upon consummation of the Merger, First National Shareholders will become shareholders of Florida Banks whose rights will be governed by the Florida Banks Articles, the Florida Banks Bylaws and the provisions of the FBCA. See "Description of Florida Banks Capital Stock and First National Capital Stock," "Comparison of Shareholder Rights" and "The Merger--Dissenters' Rights of First National Shareholders."

         AMENDMENT, WAIVER AND TERMINATION. Under its terms, the Merger Agreement may be amended by a subsequent writing signed by each party upon the approval of each of the First National Board and the Board of Directors of Florida Banks (the "Florida Banks Board"). However, after the Special Meeting, no amendment that materially reduces or modifies the consideration to be received by First National Shareholders pursuant to the Merger may be made without the further approval of the First National Shareholders. The Merger Agreement provides that up to the Effective Time, either party may waive any of the conditions precedent to its obligations to the extent legally permitted.

         The Florida Banks Board and the First National Board may terminate the Merger Agreement by mutual agreement. In addition, either the Florida Banks Board or the First National Board may terminate the Merger Agreement if: (i) there is an inaccuracy of any representation or warranty of the other party that cannot or has not been cured within 30 days of written notice of such breach, and the inaccuracy would provide the terminating party the ability to refuse to consummate the Merger; (ii) there is a material breach by the other party of any covenant, agreement or obligation contained in the Merger Agreement that cannot or has not been cured within 30 days of giving written notice of the breach to the breaching party; (iii) the required approval of the First National Shareholders or any applicable regulatory authority is not obtained; (iv) the Merger is not consummated by September 30, 1998 or (v) any of the conditions precedent to the obligations of the terminating party cannot be fulfilled by September 30, 1998, and such party is not in breach of any representation or warranty in the Merger Agreement at the time of such termination.

         In addition, the Merger Agreement may be terminated: (i) by the First National Board if prior to the Effective Time, (a) an entity or group has made a bona fide Acquisition Proposal (as defined in the Merger Agreement), that the First National Board determines in good faith is more favorable to the First National Shareholders than the Merger or (b) Mercer Capital withdraws its fairness opinion or (ii) by the Florida Banks Board if: (a) First National Shareholders owning in the aggregate more than 10% of the issued and outstanding First National Common Stock exercise dissenters' rights or (b) First National does not receive the tax opinion referred to in "The Merger--Material Federal Income Tax Consequences." See "The Merger--Amendment, Waiver and Termination" and "The Merger--Description of the Merger."

         MATERIAL FEDERAL INCOME TAX CONSEQUENCES. The Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Smith, Gambrell & Russell, LLP, has delivered an opinion, based upon certain customary assumptions and representations, to the effect that, for federal income tax purposes, First National Shareholders will recognize no gain or loss as a result of the Merger to the extent that they receive Florida Banks Common Stock solely in exchange for their shares of First National Common Stock. For a more complete description of the federal income tax consequences of the Merger and the transactions contemplated thereby, see "The Merger--Material Federal Income Tax Consequences."

         INTERESTS OF CERTAIN PERSONS IN THE MERGER. Certain members of First National's management and of the First National Board may be deemed to have interests in, and may derive benefits from, the Merger in addition to their interests, if any, as First National Shareholders. These interests include, among others, agreements by Florida Banks to indemnify present and former directors, officers, employees and agents of First National from and after the Effective Time against certain liabilities arising prior to the Effective Time to the full extent permitted under Florida law, the First National Articles and the First National Bylaws. In addition, subject to certain restrictions, at the Effective Time, Florida Banks will pay $25,000 in cash to each First National Board member who will not, upon consummation of the Merger, become either a local advisory director of Florida Bank, N.A. or a director or executive officer of Florida Banks. Following the Effective Time, Florida Banks will also generally provide to those former First National officers and employees who continue to serve as officers and directors of Florida Bank, N.A. employee benefits under employee benefit plans. For purposes of participation and vesting (but not benefit accrual under any employee benefit plans of Florida Banks other than the First National benefit plans) under such employee benefit plans, the service of the employees of First National before the Effective Time will be treated as service with Florida Banks participating in such employee benefit plans. Florida Banks will honor according to their terms all employment, severance, consulting, and other compensation contracts disclosed by First National pursuant to the Merger Agreement between First National and any current or former director, officer, or employee thereof, and for all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the First National benefit plans. Florida Banks has also agreed to provide written employment contracts to Messrs. John S. McMullen and T. Edwin Stinson, Jr., which will take effect at the Effective Time. The employment contracts must be executed within 30 days following the date of the Merger Agreement; otherwise Messrs. McMullen and Stinson will retain and be governed by their respective employment agreements with First National. Directors of Florida Banks and Florida Bank, N.A. will not receive any compensation based on their attendance at board meetings until Florida Bank, N.A. becomes cumulatively profitable. Upon consummation of the Florida Banks IPO, directors of Florida Banks will be entitled to receive stock option awards under the 1998 Plan. In addition, members of the Florida Banks Board will be reimbursed for out-of-pocket expenses incurred in connection with attendance at Board meetings. The members of the local advisory boards of directors will receive compensation in a format to be determined by the Florida Bank, N.A. Board. Such compensation may be incentive-based and include cash and options to purchase Florida Banks Common Stock. See "The Merger--Interests of Certain Persons in the Merger."


         DISSENTERS' RIGHTS. Each holder of First National Common Stock who dissents from the adoption of the Merger Agreement is entitled to the rights and remedies of dissenting shareholders as set forth in Section 215a. To perfect dissenters' rights, a shareholder must strictly comply with the procedures set forth in Section 215a, which require, among other things, that the shareholder either (i) give First National written notice of his or her dissent no later than the vote of the shareholders at the Special Meeting or (ii) vote against the adoption of the Merger Agreement at the Special Meeting. Dissenting shareholders will be entitled to receive an amount of cash equal to the "fair value" of their shares, as determined by either an independent appraisal committee or, under certain circumstances, an independent, OCC-selected appraiser, upon written request made to Florida Banks at any time before 30 days after the Effective Time, accompanied by the surrender of their stock certificates. Any First National Shareholder who returns a signed proxy but fails to provide voting instructions for his or her shares will be deemed to have voted in favor of the adoption of the Merger Agreement and will not be entitled to assert dissenters' rights. IN NO EVENT WILL ANY SHAREHOLDER BE ENTITLED TO DISSENTERS' RIGHTS IF HE OR SHE VOTES IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. First National Shareholders should note that Florida Banks has the right to terminate the Merger Agreement if holders of at least 10% of the issued and outstanding shares of First National Common Stock claim dissenters' rights with respect to the Merger pursuant to Section 215a. See "The Merger--Dissenters' Rights of First National Shareholders."

         ACCOUNTING TREATMENT. The Merger will be accounted for under the purchase method of accounting, the financial statements of First National will become the historical financial statements of Florida Banks and no goodwill will be recorded on Florida Banks' balance sheet as a result of the Merger. See "The Merger--Accounting Treatment."


         REGULATORY APPROVALS. Consummation of the Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the OCC and the Federal Deposit Insurance Corporation ("FDIC"). The Merger may not be consummated until expiration of all applicable waiting periods. Florida Banks and First National have filed all required applications for regulatory review and approval or notice with the Federal Reserve Board, the OCC and the FDIC in connection with the Merger, and on June 17, 1998, Florida Banks received the necessary Federal Reserve Board approval of the Merger from the Federal Reserve Bank of Atlanta. However, there can be no assurance that such approvals will be obtained or as to the date of any such approvals. See "The Merger--Conditions Precedent to the Merger" and "The Merger--Bank Regulatory Matters."


         RESALES BY AFFILIATES. First National has agreed to use its reasonable efforts to obtain from each of those individuals identified by it as an affiliate an appropriate agreement that such individual will not transfer any shares of Florida Banks Common Stock it receives as a result of the Merger, except in compliance with the applicable provisions of the Securities Act. See "The Merger--Restrictions on Resales by Affiliates." Florida Banks' receipt of agreements restricting affiliate resales is a condition to Florida Banks' obligation to effect the Merger.


         SHARE INFORMATION AND MARKET PRICES. As of July 2, 1998, there were 377,800 shares of Florida Banks Common Stock outstanding held by 28 holders of record. As of the Record Date, there were 2,065,000 shares of First National Common Stock outstanding held by 83 holders of record. There currently is no market for the First National Common Stock, and no assurance can be given as to the IPO Price of the Florida Banks Common Stock or the price at which the Florida Banks Common Stock will trade following the closing of the Merger and the Florida Banks IPO. See "Price Range of Common Stock and Dividends--Market Prices."

                             SELECTED FINANCIAL DATA

         The following tables set forth selected financial data of Florida Banks and First National for the periods indicated. As Florida Banks had no operations during 1997 and had no equity and de minimis assets and liabilities at December 31, 1997, the selected financial data of Florida Banks as of December 31, 1997 and for the period then ended is not relevant and therefore is not included herein. The selected financial data of First National as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997, 1996 and 1995 are derived from the financial statements of First National, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data of First National as of December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 are derived from the financial statements of First National, which were audited by other independent certified public accountants. The selected financial data of First National for the three months ended March 31, 1998 and 1997 have been derived from First National's unaudited financial statements. The selected financial data of Florida Banks for the three months ended March 31, 1998 have been derived from Florida Banks' unaudited financial statements. In the opinion of management, all unaudited financial statements used to derive the information presented have been prepared on the same basis as the audited financial statements and include all adjustments consisting only of normal recurring accruals necessary for a fair presentation of the results for the periods presented. The information for the three months ended March 31, 1998 is not necessarily indicative of the operating results to be expected for any future period. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Florida Banks' financial statements and notes thereto, First National's financial statements and notes thereto, and financial and other information included elsewhere herein.



                                 FLORIDA
                                  BANKS                                         FIRST NATIONAL
                                 -------- --------------------------------------------------------------------------------------
                                  THREE              THREE
                                  MONTHS             MONTHS
                                  ENDED              ENDED
                                 MARCH 31,           MARCH 31,                     YEAR ENDED DECEMBER 31,
                                 --------           ---------        ---------------------------------------------------------
                                   1998        1998          1997        1997        1996        1995        1994         1993
                                 --------      ----          ----        ----        ----        ----        ----         ----
SUMMARY INCOME
STATEMENT:                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Interest income..........      $    --     $  1,067      $  1,037      $4,302      $3,614      $2,937     $ 2,075     $  1,772
  Interest expense.........           --          595           556       2,296       1,872       1,474       1,005          954
                                 -------     --------      --------      ------      ------      ------     -------     --------
  Net interest income......           --          472           481       2,006       1,742       1,463       1,070          818
Provision (benefit) for loan                       15
losses.....................           --                         15          60          60        (138)        (15)          --
                                 -------     --------      --------      ------      ------      ------     -------     --------
Net interest income after
provision for loan losses..           --          457           466       1,946       1,682       1,602       1,085          818
Noninterest income.........           --          152           168         504         517         375         385          542
Noninterest expense(1).....        4,416          525           455       1,842       1,598       1,621       1,568        2,684
                                 -------     --------      --------      ------      ------      ------     -------     --------
Income (loss) before
provision for income taxes
and cumulative effect of
change in accounting.......       (4,416)          84           180         608         601         356         (99)      (1,325)
Change in accounting for
organizational costs(27)...          (27)
Provision for income
taxes(1)...................           --           32            69         232         217          --          --           --
                                 -------     --------      --------      ------      ------      ------     -------     --------
Net income (loss)..........      $(4,443)    $     52      $    111      $  376      $  384      $  356     $   (99)    $ (1,325)
                                 =======     ========      ========      ======      ======      ======     =======     ========
Earnings (loss) per
common share(2):
Basic......................      $(20.87)    $    .03      $    .06      $  .21      $  .21      $  .20     $  (.05)    $  (2.69)
Diluted....................      $(20.87)         .03           .06         .19         .20         .19        (.05)       (2.69)



--------------------


(1) Noninterest expense for Florida Banks for the three months ended March 31, 1998 includes a nonrecurring, noncash charge of $4,317,000 relating to the February 3, 1998 sale of Common Stock and Warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of Florida Banks Common Stock the 14 officers, directors and consultants. The expense and corresponding increase to paid in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. See Note 2 to the Florida Banks financial statements.


(2) The provision for income taxes for 1997 and 1996 is comprised solely of deferred income taxes. The benefit of the utilization of net operating loss carry forwards for 1997 and 1996 (periods subsequent to the effective date of First National's quasi-reorganization) has been reflected as increases to additional paid-in capital.
(3) The earnings per share amounts are based upon First National's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the exchange of shares upon consummation of the Merger or the Florida Banks IPO.

                                                                           FIRST NATIONAL
                                              ------------- ----------------------------------------------------------------
                                               AT MARCH 31,                         AT DECEMBER 31,
                                              ------------- ----------------------------------------------------------------
                                                1998           1997        1996          1995         1994            1993
                                                ----           ----        ----          -----        ----            ----
                                                                       (DOLLARS IN THOUSANDS)
SUMMARY BALANCE SHEET DATA:
     Investment securities                    $ 11,525      $ 10,765    $  8,551      $  6,760      $  7,495        $ 4,590
     Loans, net of deferred loan fees..         36,116        33,720      31,627        26,571        20,292         17,041
     Earning assets....................         56,731        54,731      52,588        38,801        32,377         26,481
     Total assets......................         62,173        60,396      55,505        41,748        34,959         29,337
     Noninterest-bearings deposits.....          6,500         6,442       8,122         5,719         4,660          3,696
     Total deposits....................         45,214        45,460      45,526        34,633        31,886         26,093
     Other borrowed funds..............         10,368         8,317       6,408         4,212           780            628
     Total shareholders' equity........          6,347         6,314       3,269         2,678         2,143          2,421
PERFORMANCE RATIOS(1):
     Net interest margin(2)............           3.51%         3.89%       4.05%         4.13%         3.77%          3.02%
     Efficiency ratio(3)...............          84.21         73.39       70.76         88.16        107.84         197.45
     Return on average assets..........            .35           .70         .85           .95          (.32)         (4.22)
     Return on average equity..........           3.26         10.62       13.18         14.85         (4.14)        (68.70)

ASSET QUALITY RATIOS:
     Allowance for loan losses to total
         loans.........................           1.40%         1.42%       1.36%         1.28%         2.27%          2.60
     Non-performing loans to total
         loans(4)......................           1.20            --          --            --          0.60           0.90
     Net charge-offs (recoveries) to
         average loans.................           (.03)         0.03       (0.11)        (0.07)        (0.18)          0.42

CAPITAL AND LIQUIDITY RATIOS:
     Total capital (to risk-weighted
         assets).......................          14.49%        14.29%      12.26%        12.42%        13.28%         15.41
   Tier 1 capital (to risk-weighted
         assets).......................          13.24         13.00       11.01         11.01         12.03          14.14
     Tier 1 capital (to average assets)           7.88          7.42        6.42          6.64          6.30           7.56
     Average loans to average
            deposits...................          75.37         75.77       75.83         67.26         65.11          60.72
     Average equity to average total
         assets........................          10.76          6.54        6.45          6.40          7.75           6.15


(1) Amounts have been annualized.
(2) Computed by dividing net interest income by average earning assets.
(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income.
(4) First National had no non-performing loans at December 31, 1997, 1996 and 1995.

                            PRO FORMA FINANCIAL DATA


         On March 30, 1998, Florida Banks executed a definitive merger agreement with First National, pursuant to which Florida Banks will acquire all of the outstanding capital stock of First National in exchange for shares of Common Stock. The aggregate purchase price for First National will be $13.75 million. The total number of shares of Common Stock to be issued in the Merger will be based upon the initial public offering price of the Common Stock. The Merger will be accounted for as if First National had acquired Florida Banks, the financial statements of First National will become the historical financial statements of Florida Banks and there will be no goodwill recorded as a result of the Merger.


         The unaudited pro forma financial data set forth below assume that Florida Banks was formed on January 1, 1997 and gives effect to the acquisition of First National as if such acquisition had occurred on January 1, 1997. The pro forma financial data set forth below does not include the effects of the Florida Banks IPO. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," Florida Banks' Financial Statements and Notes thereto, First National's Financial Statements and Notes thereto and financial and other information included elsewhere herein. The pro forma results are not necessarily indicative of the results that would have been achieved had the acquisition of First National occurred on January 1, 1997, or of future operations.


                                                     YEAR ENDED DECEMBER 31, 1997             THREE MONTHS ENDED MARCH 31, 1998
                                                     ----------------------------          --------------------------------------
                                                                             FLORIDA                                   FLORIDA
                                                                              BANKS                                     BANKS
                                                     FLORIDA      FIRST      PRO FORMA     FLORIDA        FIRST       PRO FORMA
                                                      BANKS      NATIONAL   CONSOLIDATED    BANKS        NATIONAL    CONSOLIDATED
                                                      -----      --------   ------------    -----        --------    ------------
                                                                          (DOLLARS IN THOUSANDS)
SUMMARY INCOME STATEMENT:
Interest income .............................         $   --      $ 4,302    $ 4,302       $    --       $ 1,067       $  1,067
Interest expense ............................             --        2,296      2,296            --           595            595
                                                      ------      -------    -------       -------       -------       --------
Net interest income .........................             --        2,006      2,006            --           472            472
Provision for loan losses ...................             --           60         60            --            15             15
                                                      ------      -------    -------       -------       -------       --------
Net interest income after provision
   for loan losses ..........................                       1,946      1,946            --           457            457
Noninterest income ..........................             --          504        504            --           152            152
Noninterest expense(1) ......................             --        1,842      1,842         4,416(2)        525          4,941
                                                      ------      -------    -------       -------       -------       --------
Income (loss) before provision for income
  taxes and cumulative effect of change
  in accounting .............................                         608        608        (4,416)           84         (4,332)
Change in accounting for organizational costs             --           --         --           (27)           --            (27)
Provision for income taxes ..................             --          232        232            --            32             --
                                                      ------      -------    -------       -------       -------       --------
Net income (loss) ...........................         $   --      $   376    $   376       $(4,443)      $    52       $ (4,391)
                                                      ======      =======    =======                     -------       --------
Pro forma earnings (loss) per share .........                     $   .30(3) $   .23(4)    $(20.87)      $  0.04(3)    $ (20.63)(4)
                                                                  =======    =======
SUMMARY BALANCE SHEET DATA:                                                                            At March 31, 1998
                                                                                            -----------------------------------
   Cash and cash equivalents..............                                                  $  409      $  11,689      $ 12,098
   Investment securities..................                                                      --         11,525        11,525
   Loans, net of deferred loan fees.......                                                      --         36,116        36,116
   Earning assets.........................                                                      --         56,731        56,731
   Total assets...........................                                                     484         62,173        62,657
   Noninterest-bearing deposits...........                                                      --          6,500         6,500
   Total deposits.........................                                                      --         45,214        45,214
   Other borrowed funds...................                                                      --         10,368        10,368
   Total shareholders' equity.............                                                     484          6,347         6,831

------------------

(1) The pro forma financial data do not give effect to certain employment agreements between Florida Banks and Messrs. Hughes, McMullen and Stinson who will serve as President and Chief Executive Officer, President of the Tampa Market, and Chief Financial Officer, respectively. On an annual basis such contracts will increase noninterest expense by $276,000.


(2) Noninterest expense for Florida Banks for the three months ended March 31, 1998 includes a nonrecurring, noncash charge of $4,317,000 relating to the February 3, 1998 sale of Florida Banks Common Stock and Warrants included in the Units sold to accredited foreign investors and the February 11, 1998 sale of 297,000 shares of Florida Banks Common Stock to 14 officers, directors and consultants. The expense and corresponding increase to paid in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price. See Note 2 to the Florida Banks financial statements.

(3) Pro forma earnings per share for First National have been computed based on an estimated 1,250,000 shares of Florida Banks Common Stock to be issued to the First National Shareholders (assuming all Bank options are exercised and Bank warrants expire without exercise) in connection with the Merger based on an assumed IPO Price of $11.00 per share (the mid-point of the estimated range).
(4) Pro forma earnings per share for Florida Banks have been computed based on an estimated 1,627,800 shares of Florida Banks Common Stock outstanding, which includes an estimated 1,250,000 shares of Florida Banks Common Stock to be issued to First National Shareholders in connection with the Merger and 377,800 shares of Florida Banks Common Stock outstanding at March 31, 1998.

               THE SPECIAL MEETING OF FIRST NATIONAL SHAREHOLDERS

GENERAL


         This Proxy Statement-Prospectus is first being furnished to First National Shareholders on or about July 10, 1998 and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the First National Board for use at the Special Meeting of Shareholders of First National to be held at the offices of First National, which are located at First National Plaza, 100 West Kennedy Boulevard, Tampa, Florida, on July 24, 1998, at 11:00 a.m. local time, and at any adjournments or postponements thereof. The purpose of the Special Meeting is to take action with respect to the approval of the Merger Agreement and the transactions contemplated thereby.


VOTING AND REVOCATION OF PROXIES


         A First National Shareholder may use the accompanying proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the meeting. A First National Shareholder may revoke any proxy given pursuant to this solicitation by delivering to the President of First National, no later than the vote of First National Shareholders at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the Special Meeting and voting in person at the Special Meeting. A First National Shareholder's attendance at the Special Meeting will not, in and of itself, constitute a revocation of the proxy. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If a proxy is signed and returned without indicating any voting instructions, it will be voted "FOR" the proposal to approve the Merger Agreement. The First National Board is unaware of any other matters that may be presented for action at the Special Meeting. However, if other matters do properly come before the Special Meeting, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion.


         All written notices of revocation and other communications with respect to the revocation of First National proxies should be addressed to First National Bank, 100 West Kennedy Boulevard, Tampa, Florida 33602, Attention:
President. NO NOTICE OF REVOCATION OR LATER PROXY WILL BE ACCEPTED AFTER THE FIRST NATIONAL SHAREHOLDERS VOTE AT THE SPECIAL MEETING.

SOLICITATION OF PROXIES

         Solicitation of proxies may be made in person or by mail, telephone or facsimile, or other form of communication by directors, officers and employees of First National, who will not be specially compensated for such solicitation.

         No person is authorized to give any information or to make any representation not contained in this Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by First National, Florida Banks or any other person. The delivery of this Proxy Statement-Prospectus shall not, under any circumstances, create any implication that there has been no change in the business or affairs of First National or Florida Banks since the date of the Proxy Statement-Prospectus.

         First National will bear all costs of solicitation of proxies from First National Shareholders, except for the costs incurred in printing this Proxy Statement-Prospectus and related materials, of which Florida Banks and First National have each agreed to bear and pay one-half of such costs.

RECORD DATE AND VOTING RIGHTS

         The First National Board has fixed the close of business on June 1, 1998 as the Record Date for the determination of the holders of First National Common Stock entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding 2,065,000 shares of First National Common Stock held by 83 holders of record. Each share of First National Common Stock outstanding on the Record Date is entitled to one vote as to (i) the approval of the Merger Agreement and the transactions contemplated thereby and (ii) any other proposal that may properly come before the Special Meeting.


         As of the Record Date, the directors and executive officers of First National and their affiliates held an aggregate of approximately 905,875 shares, or approximately 43.9%, of the outstanding First National Common Stock.


         The National Bank Act requires the affirmative vote of at least two-thirds of the issued and outstanding capital stock entitled to vote to approve a proposed merger transaction of a national bank with and into a national bank, unless the merging bank's articles of incorporation or board of directors require a greater number of votes. Neither the First National Articles nor the First National Board requires a greater number of votes. Since adoption of the Merger Agreement requires the affirmative vote of at least two-thirds of the issued and outstanding shares of First National Common Stock as of the Record Date, the failure to vote the shares in favor of adopting the Merger Agreement for any reason whatsoever, whether by withholding the vote or by abstaining, will have the same effect as casting a vote against the Merger Agreement. However, abstentions will be counted as present for determining the presence of a quorum.

         BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE ISSUED AND OUTSTANDING SHARES OF FIRST NATIONAL COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING, ABSTENTIONS WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY, THE FIRST NATIONAL BOARD URGES ALL FIRST NATIONAL SHAREHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

RECOMMENDATION OF THE FIRST NATIONAL BOARD

         THE FIRST NATIONAL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST NATIONAL AND THE FIRST NATIONAL SHAREHOLDERS AND RECOMMENDS THAT FIRST NATIONAL SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

         In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the First National Board, among other things, consulted with its legal advisors regarding the legal terms of the Merger Agreement and with its financial advisor, Mercer Capital, as to the financial fairness of the consideration First National Shareholders are to receive in the Merger. For a discussion of the factors the First National Board considered in reaching its conclusion, see "The Merger--Background of and Reasons for the Merger."

         First National Shareholders should note that certain members of First National's management have certain interests in and may derive certain benefits as a result of the Merger in addition to their interests as First National Shareholders generally. See "The Merger--Interests of Certain Persons in the Merger."

         Pursuant to the terms of the Merger Agreement, the members of the First National Board will vote their shares in favor of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

                   FIRST NATIONAL SHAREHOLDERS SHOULD NOT SEND
                 ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

         The following summary of certain terms and provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and, with the exception of certain exhibits thereto, is included as Appendix A to this Proxy Statement-Prospectus. All shareholders are urged to read carefully the Merger Agreement and the other Appendices to this Proxy Statement-Prospectus.

DESCRIPTION OF THE MERGER

         At the Effective Time, First National will merge with and into Interim, and First National's separate existence will cease. Interim will be the surviving entity in the Merger, and Interim's Articles of Association and Bylaws in effect at the Effective Time will continue to govern until amended or repealed. Immediately upon consummation of the Merger, Interim will change its name to Florida Bank, N.A. and will operate as a wholly-owned subsidiary of Florida Banks ("Florida Bank, N.A."). The Merger is subject to the approval of the Federal Reserve Board, the OCC and the FDIC. See "The Merger--Bank Regulatory Matters."


         At the Effective Time, except as otherwise described in this Proxy Statement-Prospectus and in the Merger Agreement, each share of First National Common Stock outstanding immediately prior to the Effective Time will cease to be outstanding and will be converted into and exchanged for the right to receive that number of shares of Florida Banks Common Stock equal to the quotient obtained by dividing 6.6586 by the IPO Price of the Florida Banks Common Stock, rounded to the third nearest decimal place (the "Exchange Ratio"). The Exchange Ratio may be adjusted to prevent dilution if Florida Banks changes the number of shares of Florida Banks Common Stock issued and outstanding prior to the Effective Time by effecting a stock split, stock dividend, recapitalization, reclassification or similar transaction. In no event will more than 2,065,000 shares of First National Common Stock be converted. Assuming that the IPO Price of the Florida Banks Common Stock is $11.00 per share (which represents the mid-point of the estimated range) and that the Exchange Ratio remains 6.6586, each share of First National Common Stock outstanding immediately prior to the Effective Time will be convertible into approximately 0.605 shares of Florida Banks Common Stock. Therefore, following the Effective Time and assuming that 2,065,000 shares of First National Common Stock are outstanding at the Effective Time and that all shares are converted, former First National Shareholders would own 1,250,000 shares, or approximately 77%, of the-then outstanding Florida Banks Common Stock (assuming 377,800 shares of Florida Banks Common Stock outstanding immediately prior to the Effective Time and excluding shares issuable in the Florida Banks IPO); if the 4,000,000 shares to be issued in the Florida Banks IPO (assuming no exercise of the underwriters' over-allotment option) are included, such 1,250,000 shares would represent approximately 22% of the-then outstanding Florida Banks Common Stock.


         Florida Banks will issue no fractional shares of Florida Banks Common Stock pursuant to the Merger. Instead, each First National Shareholder who would otherwise have been entitled to receive a fraction of a share of Florida Banks Common Stock (after taking into account all certificates delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Florida Banks Common Stock multiplied by the IPO Price. No holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares. See "The Merger--Exchange of Certificates."


         Shares of Florida Banks capital stock, including the Florida Banks Common Stock outstanding immediately before the Merger, will continue to be outstanding after the Effective Time. In addition, each share of the common stock of Interim that is issued and outstanding immediately prior to the Effective Time will remain outstanding and entirely issued to Florida Banks.

EFFECTIVE TIME AND CLOSING OF THE MERGER

         The Effective Time will occur on the date and at the time the parties receive certification of the Merger from the OCC. Subject to the terms and conditions of the Merger Agreement, Florida Banks and First National have agreed to use their best efforts to cause the Effective Time to occur on the date of the Closing. The parties have further agreed that the Merger Closing will occur immediately before the closing of the Florida Banks IPO. The Closing will take place at a time, place and date specified by the parties as they, acting through their chief executive officers or chief financial officers, may agree.

EXCHANGE OF CERTIFICATES


         Within 15 business days after the Effective Time, Florida Banks will cause Brian Echols at SunTrust Bank of Atlanta (the "Exchange Agent") to mail to the former holders of record of First National Common Stock issued and outstanding as of the Effective Time a letter of transmittal and related forms (the "Letter of Transmittal") for use in forwarding stock certificates previously representing shares of First National Common Stock for surrender in exchange for certificates representing Florida Banks Common Stock. Risk of loss and title to the certificates representing shares of First National Common Stock will pass only upon proper delivery of such certificates to the Exchange Agent.


         FIRST NATIONAL SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.


         Upon surrender to the Exchange Agent of one or more certificates for First National Common Stock, together with a properly completed Letter of Transmittal, each surrendering First National Shareholder will promptly receive a certificate or certificates representing the aggregate number of whole shares of Florida Banks Common Stock to which the holder is entitled pursuant to the Exchange Ratio, together with all declared but unpaid dividends or other distributions (without interest) in respect of such shares, and, where applicable, a check for the cash amount (without interest) representing any fractional share to which such holder would otherwise be entitled. A certificate for shares of Florida Banks Common Stock, or any check representing cash in lieu of a fractional share or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if
(i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing Florida Banks Common Stock in exchange for lost, stolen, mutilated or destroyed certificates of First National Common Stock only after receiving a lost stock affidavit and a bond indemnifying Florida Banks against any claim arising out of the allegedly lost, stolen, mutilated or destroyed certificate. In no event will the Exchange Agent, Florida Banks or First National be liable to any persons for any Florida Banks Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.


         At the Effective Time, First National's stock transfer books will be closed, and First National Shareholders will no longer be able to transfer their shares of First National Common Stock. At and after the Effective Time, each unsurrendered certificate that formerly represented shares of First National Common Stock outstanding immediately prior to the Effective Time will represent only the right to receive the shares of Florida Banks Common Stock into which such shares are converted and any cash payment in lieu of fractional shares pursuant to the Merger Agreement. However, the Merger Agreement obligates Florida Banks to pay or make any dividend or distribution remaining unpaid on the First National Common Stock at the Effective Time. In addition, whenever Florida Banks declares a dividend or other distribution on the Florida Banks Common Stock with a record date on or after the Effective Time, the declaration must include dividends or distributions on all shares issuable pursuant to the Merger; provided that beginning 30 days after the Effective Time, no First National Shareholder will receive dividends or other distributions payable to the holders of Florida Banks Common Stock as of any time subsequent to the Effective Time until the First National Shareholder surrenders for exchange the certificates representing his or her shares of First National Common Stock. Upon surrender of First National Common Stock certificates, First National Shareholders will be paid any dividends or other distributions on Florida Banks Common Stock that are payable to holders as of any dividend record date on or following the Effective Time. No interest will be payable with respect to withheld dividends or other distributions. After the expiration of six (6) months following the Effective Time, any First National Shareholders who have not theretofore surrendered their certificates representing shares of First National Common Stock must thereafter look only to Florida Bank for payment of their shares of Florida Banks Common Stock and any cash in lieu of fractional shares and any unpaid dividends and distributions on the Florida Banks Common Stock deliverable in respect of each share of First National Common Stock held by such First National Shareholder, in each case, without any interest payable thereon.


BACKGROUND OF AND REASONS FOR THE MERGER

         Background of the Merger

         In late 1997, T. Stephen Johnson & Associates, Inc., a financial services consulting firm ("TSJ&A"), began to develop a strategy for the creation of a statewide community banking system in Florida by entering certain markets which TSJ&A in its bank consulting business had determined were attractive locations to begin to implement this community banking strategy. TSJ&A determined that its strategy could be best implemented by acquiring an existing bank and expanding that bank's operations into new markets by opening branch offices funded through capital accessed in a public offering of securities. TSJ&A had an historical relationship with First National, having assisted the previous management of First National in 1992 in implementing a compliance program designed to comply with the formal agreement entered into with the OCC dated December 18, 1991. TSJ&A had followed the progress of First National and was aware of the improvement in First National's condition occurring since First National's reorganization. Accordingly, in September 1997 T. Stephen Johnson, Chairman of TSJ&A, met with Mr. Andrew Krusen, Chairman of First National, to discuss a possible merger transaction. Discussions regarding this transaction continued until January 15, 1998, when Florida Banks and First National signed a letter of intent regarding a merger transaction. From the date of signing the letter of intent until the signing of the Merger Agreement, Florida Banks conducted a due diligence review of the operations of First National.

         Florida Banks believed that a merger with First National would provide it with a platform to implement Florida Banks' business plan. Florida Banks believes that First National is presently operating in a manner in the Tampa market that is parallel to Florida Banks' strategy for both the Tampa market and other markets in that First National has locally responsive management emphasizing high level of personalized customer service targeting small and medium sized business customers in its market area.

         First National Reasons for the Merger

         In reaching its conclusion to approve the Merger, the First National Board considered its fiduciary duties to act on an informed basis in good faith without conflict of interest and in a belief that the Merger is in the best interest of First National and the First National Shareholders. The First National Board considered a number of factors, and the First National Board did not assign any relative or specific weight to the factors considered. The material factors considered were:

         (i) The financial terms of the Merger. In this regard, the First National Board was of the view that the Exchange Ratio was fair relative to First National's book value and the potential earnings per share of the resulting institution and opportunities available to a larger institution with a substantially larger capital base.


         (ii) The likelihood that the combined entity with its significantly larger asset and shareholder base will be able to list its shares on the Nasdaq National Market and thus offer the First National Shareholders an opportunity to sell all or a part of their shares in the combined entity, although no assurance can be given regarding any such listing, its timing, or the price at which the shares may trade.

         (iii) The proposed composition of the Florida Banks Board following consummation of the Merger, which will include two former First National directors (Messrs. Krusen and McMullen) and the designation of Mr. McMullen as President of the Tampa market and Mr. T. Edwin Stinson, Jr. as Chief Financial Officer of Florida Banks and First National.

         (iv) The relative prospects of First National's continuing as an independent entity compared with its combining with Florida Banks, particularly as to shareholder value.

         (v) The belief that the larger combined entity will be able to offer a broader variety of banking products and services.

         (vi) The fact that the exchange of the First National Common Stock for the Florida Banks Common Stock is anticipated to be generally tax free to First National Shareholders.

         (vii) The likelihood of the Merger being approved by the appropriate regulatory authorities.

         (vii) The opinion of First National's financial advisor as to the fairness of the Exchange Ratio, from a financial point of view, to First National Shareholders. See "The Merger--Background of and Reasons for the Merger--Opinion of First National's Financial Advisor."

         Opinion of First National's Financial Advisor

         During February 1998, the First National Board retained Mercer Capital to serve as financial advisor and to provide the First National Board with an opinion regarding the fairness of the Merger, from a financial point of view, to First National Shareholders. First National selected Mercer Capital on the basis of Mercer Capital's reputation and its experience in evaluating mergers among financial institutions and in representing the institutions in merger transactions. Mercer Capital, as part of its financial advisory and business valuation practice, is regularly engaged to value the securities of banks, issue fairness opinions and assist in other aspects of structuring mergers among financial institutions.


         As part of its engagement, representatives of Mercer Capital visited with First National's management in Tampa, Florida and discussed the proposed transaction by telephone with representatives of Florida Banks' legal counsel and representatives of the underwriters in the Florida Banks IPO. On June 25, 1998, Mercer Capital delivered its written opinion dated June 25, 1998 to the First National Board, stating that the Merger is fair, from a financial point of view, to the First National Shareholders.

         The following summary of Mercer Capital's opinion is entirely qualified by reference to the full text of the opinion, which is dated as of the date of, and attached as Appendix C to, this Proxy Statement-Prospectus. First National Shareholders should read the opinion carefully, directing particular attention to the sections describing Mercer Capital's review process, including procedures followed, assumptions made, matters considered and various qualifications and limitations both to Mercer Capital's review and to the opinion itself. Mercer Capital's opinion was directed to the First National Board and does not constitute a recommendation regarding how any First National Shareholder should vote at the Special Meeting. Furthermore, Mercer Capital expressed no opinion as to how the prices of any security of First National or Florida Banks might develop in future trading.

         The First National Board imposed no limitations upon Mercer Capital's investigations or the procedures it followed in rendering its opinions. In addition, Mercer Capital does not have and has not previously had any relationship with Florida Banks and did not receive any instructions or other guidance from Florida Banks with respect to the procedures or analysis Mercer Capital followed or undertook in rendering its opinion.

         Preparing a fairness opinion requires various methods of financial analysis to be applied to particular circumstances after the most appropriate methods of financial analysis are determined. In connection with rendering its opinion, Mercer Capital performed a variety of financial analyses, which are summarized below. A fairness opinion does not lend itself easily to partial analysis or summary description. Mercer Capital believes that its analyses must be considered as a whole and that selection of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Mercer Capital's opinion.

         Mercer Capital neither compiled nor audited the financial statements of First National or Florida Banks, nor did Mercer Capital independently verify the information reviewed. Mercer Capital relied upon such information as being complete and accurate in all material respects. Mercer Capital did not make an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets or liabilities of either institution.

         Factors Mercer Capital considered in rendering its opinion included:
(i) the terms of the Merger Agreement; (ii) the arms' length process by which the Merger Agreement was negotiated; (iii) a review of First National's historical financial performance and projected financial performance; (iv) a comparison of the pricing of the Merger relative to other recent bank change of control transactions; (v) an analysis of the potential pricing of First National if merged into established regional bank holding companies presently active in acquiring banks located in Florida; (vi) an analysis of the potential value to be realized for First National Shareholders were First National to remain independent for the foreseeable future; (vii) an analysis of the estimated pro-forma changes in book value per share and earnings per share from the perspective of First National Shareholders; and (viii) tax consequences of the merger for First National Shareholders.

         As part of its investigation, Mercer Capital reviewed: (i) the Merger Agreement; (ii) First National's draft audited financial statements for the fiscal year ended December 31, 1997; (iii) First National's audited financial statements for the fiscal years ended December 31, 1993 through 1996; (iv) First National's quarterly Call Reports of Condition and Income filed with the OCC for the fiscal years ended December 31, 1993 through 1997; (v) First National's 1997 proxy statement; (vi) First National's budget for fiscal year 1998; (vii) First National's Strategic, Capital, and Profit Plan, last updated April 1997; (viii) public market pricing data of publicly-held banks that Mercer Capital deemed to be potential acquirors of First National; and (ix) transaction data involving other acquired banks.

                  Valuation Methodology.

                  Transaction Summary. Mercer Capital noted that consideration for the First National Common Stock will be based on a fixed aggregate price and a floating exchange rate. The nominal price at the Closing of the Merger is to be $6.6586 per share of First National Common Stock, or $13.75 million for the maximum of 2,065,000 shares of First National Common Stock to be converted pursuant to the Merger, of which 2,065,000 shares are currently outstanding. The ratio at which shares of First National Common Stock are to be exchanged for shares of Florida Banks Common Stock will be determined by dividing the number 6.6586 by the IPO Price (the "Exchange Ratio"). Under this pricing formula, at any IPO Price, the resulting Exchange Ratio will provide First National Shareholders with Florida Banks Common Stock having an aggregate market value at closing of $13.75 million, or $6.6586 per exchanged share of First National Common Stock.

                  Implied Valuation Ratios. Mercer Capital observed that the aggregate price of $13.75 million corresponds to 209.8% of First National's reported shareholders' equity (which includes proceeds of the exercise of options to purchase 240,000 shares of First National Common Stock at an exercise price of $1.00 per share) of $6.6 million at December 31, 1997 and 36.6x its reported 1997 net income of $376,000. In accordance with GAAP, at December 31, 1997, First National eliminated the valuation reserve on its $7.0 million net operating loss carryforward and recognized a related deferred tax asset of $2.5 million. Elimination of the valuation reserve on the deferred tax asset resulted in a dollar for dollar increase in reported shareholders' equity, from $4.1 million to $6.3 million (before considering option proceeds). In addition, First National recorded amortization expense of $232,000 related to the deferred tax asset during 1997. Absent this amortization expense, 1997 net income would not have differed materially from pre-tax income of $608,000.

                  Under GAAP, the tax asset related to a net operating loss carryforward is calculated, in effect, by multiplying the gross amount of the carryforward by the subject corporation's income tax rate. The tax benefits resulting from a large net operating loss carryforward such as First National's are realized over a number of years and are contingent upon the subject corporation's generation of sufficient taxable income to be offset by the carryforward before it expires. In addition, under Section 382 of the Code, a substantial change in corporate ownership may trigger significant limits upon the amount of the carryforward which may be used in any given year. Given that the expected cash flow benefits of the carryforward are at some risk and are realized over a number of years (approximately ten years in the case of First National), the GAAP accounting treatment may tend to exaggerate net tangible book value from an economic point of view. At the same time, the GAAP treatment of carryforwards may tend to present net income in a manner which understates the corporation's annual economic earnings or net cash flow during the life of the carryforwards because net income, reflecting the annual amortization expense associated with the tax asset, is reported as if the corporation's earnings were fully taxable when in fact actual cash payments of income taxes during the period may be minimal.

                  Given these factors, Mercer Capital chose also to consider an alternate treatment of First National's large net operating loss carryforward in calculating comparative valuation ratios. The alternate treatment is to eliminate the tax asset from reported equity and also to eliminate the related amortization expense from reported income. This treatment is not dissimilar to bank regulatory accounting principles ("RAP") in which net operating loss carryforward benefits are recognized primarily in the periods in which they are actually realized.

                  Under RAP treatment of the net operating loss carryforward, the Merger price corresponds to 336.5% of adjusted book value (reflecting the proceeds of the exercise of stock options and the elimination of the deferred tax asset) of $4.1 million and 22.6x 1997 pre-tax earnings of $608,000 (essentially the same as net income after eliminating amortization expense related to the deferred tax asset).

                  Comparable Transaction Analysis. Mercer Capital reviewed the prices paid for various banks which have been acquired based upon certain available public information as compiled by SNL Securities. Mercer Capital noted that the relative pricing of most bank merger transactions is measured in terms of the price/book value ("P/BV), price/tangible book value ("P/TBV"), price/earnings ("P/E"), price/assets ("P/A") and tangible book value premium/core deposit ("TBVP/CD") ratios. The bank acquisition data was divided into the following three groups: (i) banks based in the southeastern United States (the "Southeast"); (ii) banks based in Florida; and (iii) banks nationwide with assets of $25 million to $100 million and an equity-to-assets ratio of 6% to 12% ("the National Guideline Group"). Valuation ratios were calculated based upon the acquisition price and the acquired institution's most recently released financial statements as of the announcement date.

                  For each group, average and median P/E, P/BV, P/TBV, P/A and TBVP/CD ratios were calculated for the years ended December 31, 1996 and 1997 and the period January 1, 1998 to April 15, 1998. The 1997-1998 median P/E, P/BV, P/TBV, P/A and TBVP/CD ratios were then multiplied, respectively, by First National's net income for the fiscal year ended December 31, 1997 and its December 31, 1997 book value, tangible book value, assets and core deposits (as adjusted for the proceeds of the exercise of stock options) to develop an overall indicated range for First National. The values for the common equity of First National indicated under each valuation multiple are summarized in the following paragraphs.

                  Price/Earnings Ratio. The median P/E ratios were, respectively, 21.3x for Southeastern banks, 20.4x for Florida banks and 17.5x for the National Guideline Group. Applying these multiples to First National's 1997 GAAP net income of $376,000 implies a value ranging from $6.6 million to $8.0 million. Applying the median ratios to First National's RAP net income of $608,000 implies a value ranging between $10.6 million and $13.0 million. The multiples implied by the aggregate Merger price of $13.75 million offered by Florida Banks are 36.6x First National's 1997 GAAP net income and 22.6x its 1997 RAP net income.

                  Price/Book Value Ratio. The median P/BV ratios were, respectively, 252.3% for the Southeastern banks, 251.5% for Florida banks and 210.4% for the National Guideline Group. Applying these multiples to First National's December 31, 1997 GAAP book value of $6.6 million (including option proceeds) implies a value ranging from $13.8 million to $16.5 million. Applying the median ratios to First National's RAP equity of $4.1 million implies a value ranging between $8.6 million and $10.3 million. The ratios implied by the aggregate merger price of $13.75 million offered by Florida Banks are 209.8% of First National's year-end 1997 GAAP equity and 336.5% of its year-end 1997 RAP equity.

                  Price/Tangible Book Value Ratio. Median P/TBV ratios were, respectively, 250.4% for the Southeastern banks, 255.1% for Florida banks and 211.5% for the National Guideline Group. Applying these multiples to First National's December 31, 1997 GAAP book value of $6.6 million (including option proceeds) implies a value ranging from $13.9 million to $16.7 million. Applying the median ratios to First National's RAP equity of $4.1 million implies a value ranging between

         $8.6 million and $10.4 million. The ratios implied by the aggregate Merger price of $13.75 million offered by Florida Banks are 209.8% of First National's year-end 1997 GAAP equity and 336.5% of its year-end 1997 RAP equity.

                  Price/Assets Ratio. Median P/A ratios were, respectively, 24.6% for the Southeastern banks, 23.4% for Florida banks and 18.0% for the National Guideline Group. Applying these multiples to First National's December 31, 1997 GAAP total assets of $60.6 million (including option proceeds) implies a value ranging from $10.9 million to $14.9 million. Applying the median ratios to First National's RAP total assets of $58.2 million implies a value ranging between $10.5 million and $14.3 million. The ratios implied by the aggregate Merger price of $13.75 million offered by Florida Banks are 22.7% of First National's year-end 1997 GAAP assets and 23.6% of its year-end 1997 RAP assets.

                  Tangible Book Value Premium/Core Deposits Ratio. The median TBVP/CD ratios were, respectively, 20.7% for the Southeastern banks, 19.7% for Florida banks and 12.5% for the National Guideline Group. Applying these multiples to First National's December 31, 1997 estimated core deposits of $35.2 million and its GAAP book value of $6.6 million (including option proceeds) implies a value ranging from $11.0 million to $13.9 million. Applying the median ratios to First National's estimated core deposits and its RAP book value of $4.1 million implies a value ranging between $8.5 million and $11.4 million. The TBVP/CD ratios implied by the aggregate merger price of $13,750,000 offered by Florida Banks are a 20.4% on a GAAP basis and 27.4% on a RAP basis.

                  Overall Analysis. Applying the five median ratios for each of the three groups of acquired institutions to First National on both a GAAP and a RAP basis provided 30 indications of value, ranging from a low of $6.6 million to a high of $16.7 million. The average and median indicated values were, respectively, $11.9 million and $11.2 million. The Merger price of $13.75 million substantially exceeds the average and median of the indicated values. The implied price/earnings ratio for First National exceeds the medians of each of the three groups of acquired banks when calculated on a RAP basis and substantially exceeds those medians on a GAAP basis. The indicated values at the higher end of the range result from capitalizing First National's GAAP equity, which Mercer Capital considered to be a highly favorable (from the point of view of First National's present shareholders) representation of its economic net worth. Based upon the preceding observations, Mercer Capital concluded that the purchase consideration of offered by Florida Banks for First National compared favorably with recent bank acquisition transactions.

                  Dilution Analysis. Mercer Capital conducted a dilution analysis whereby hypothetical non-dilutive prices for First National were generated under the assumption that various potential publicly-traded buyers would structure an offer so that the pro-forma earnings per share on the shares of the acquiror issued to First National's Shareholders would equal the pro-forma earnings contributed by First National. The analysis is based upon First National's 1997 earnings (under both the GAAP and RAP definitions) and the consensus earnings per share estimates of the potential buyers as reported by SNL Securities.

                  The valuation analysis was based upon hypothetical non-dilutive mergers with Union Planters, SouthTrust, Regions Financial, Republic Bancshares, Republic Banking Corporation, F.N.B. Corporation of Pennsylvania, Colonial BancGroup, Compass Bancshares, AmSouth Bancorporation and Alabama National. The analysis calculated a range of values for each assumed buyer based upon First National's 1997 earnings (presented on both a GAAP basis and a RAP basis), plus after-tax cost savings that a buyer might realize. Expense savings were assumed to range from

         0% to 35% of First National's non-interest operating expenses. Due to the likely decline in customer service implied by the expense savings as well as by the change in ownership, core deposits were assumed to experience run off as expense savings were realized, ranging from 0% run-off at 0% overhead savings to 10% run-off at 35% overhead savings.

                  Under the GAAP definition of First National's earnings, the analysis indicated an overall range of $6.3 million (at 0% expense savings) to $15.7 million (at 35% expense savings). The bulk of the indicated values fell well below the $13.75 million purchase consideration offered by Florida Banks, regardless of the assumed level of overhead savings, and none of the values indicated under the assumption of expense savings of 25% or less exceeded $13.5 million. Even under the assumption of 35% expense savings, the hypothetical merger prices for First National fell below $13.75 million for a majority of the banks.

                  Under the higher RAP definition of First National's earnings, the analysis indicated an overall range of $10.2 million (at 0% expense savings) to $20.8 million (at 35% expense savings). None of the values indicated under the assumption of 0% expense savings exceeded $13.3 million. The hypothetical purchase prices for First National only began to exceed $13.75 million for a majority of the banks under the assumption of expense savings of 15% or more.

                  Mercer Capital noted that the pricing of Florida Banks' offer was near the mid-point of the range, considering both definitions of earnings. Mercer Capital cautioned, however, that the implicit assumption in the analysis is that the buyer "pays" the seller for all expense savings and no revenues are lost in the acquisition, and, in Mercer Capital's opinion, buyers rarely credit the seller with all expense savings. It should also be noted that an informed buyer would be unlikely to pay a price premised on the capitalization of First National's RAP earnings into perpetuity, given that the net operating loss carryforward will ultimately be exhausted.

                  Discounted Cash Flow Analysis. Mercer Capital prepared a discounted cash flow ("DCF") analysis after reviewing First National's 1998 budget and strategic plan and discussing the performance outlook with management of First National. Mercer Capital did not represent or warrant that First National's actual future performance would reflect that which was projected. The purpose of the DCF analysis is to develop an estimate of value First National Shareholders might realize assuming a merger was delayed five years. Indications of value derived using the DCF method reflect interim cash flows (dividends) and a terminal cash flow (the value of First National at the end of the projection period), both discounted to the present at an appropriate required rate of return. Mercer Capital's analysis included generally favorable assumptions regarding balance sheet growth and improvement of margins. Mercer Capital assumed that pre-tax income would rise to $1.5 million in 2002 (representing a pre-tax return on assets of 1.8%, comparable to that of peer sized metropolitan banks), that the net operating loss carryforward would be largely exhausted by the end of the period, and that dividends could be paid beginning in the year 2000. Applying multiples of 20x to 21x to year 2002 net income of $1.0 million, provides a terminal value of $20.0 million to $21.0 million. Discounting the terminal value and the interim dividends to the present at 15% to 16% per annum, implies a value in the range of $10.3 million to $11.2 million for First National. Mercer Capital noted that the range of values implied under the DCF analysis falls below the $13.75 million offered by Florida Banks, even when favorable assumptions regarding First National's future performance are employed. Also, it was noted that by delaying a sale in an effort to realize more value that First National Shareholders would run the risk of losing value if market and/or economic conditions changed, if the projected performance was not achieved, the historically high level of prices offered in bank acquisitions at present was no longer prevalent at a future sale date or other such events occurred.

                  Pro Forma Analysis of Per Share Data. Mercer Capital analyzed the changes in pro forma net tangible book value per share and possible pro forma earnings per share from the perspective of First National Shareholders. Mercer Capital did not represent or warrant that the actual pro forma data reflected in this Proxy Statement-Prospectus would reflect that which was developed in its analysis.

                  Pro Forma Net Tangible Book Value Per Share. Mercer Capital noted that the proposed terms of the Merger would result in a substantial increase in net tangible book value per share for First National Shareholders. Adding (i) First National's GAAP equity of $6.3 million; (ii) proceeds of option exercise of $240,000; (iii) minimum net proceeds of the Florida Banks IPO of $30.0 million; and subtracting
         (iv) the 7% underwriting discount of $2.1 million; (v) the $606,000 cost of redeeming the Series A Preferred Stock, representing the company's organizational cost; and (vi) the $137,500 finders fee paid by Florida Banks to TSJ&A indicate an aggregate net tangible book value of Florida Banks of $33.7 million. Alternate estimates of pro forma net tangible book value can be derived by substituting in the preceding equation First National's RAP equity of $3.8 million (before option proceeds) and the expected maximum gross Florida Banks IPO proceeds of $55.2 million (including full exercise of the underwriters' over-allotment option). Pro forma shares of Florida Banks Common Stock outstanding will include 377,800 shares outstanding prior to consummation of the Merger and the Florida Banks IPO, new shares to be sold to the public in the Florida Banks IPO and new shares to be issued in exchange for shares of First National Common Stock. It was noted that warrants are outstanding to purchase 80,800 shares of Florida Banks Common Stock at the Florida Banks IPO Price. The warrants expire seven years after the date of the Florida Banks IPO. First National's diluted book value per share on a GAAP basis as of December 31, 1997 was $3.17 per share. At the minimum Florida Banks IPO proceeds and at the expected IPO Price of $10.00 to $12.00 per share of Florida Banks Common Stock, pro forma net tangible book value rises to $4.61 to $4.68 per exchanged share of First National Common Stock, representing an increase of 45% to 47%. At the maximum Florida Banks IPO proceeds, net tangible book value rises to $5.13 to $5.18 per exchanged share of First National Common Stock, an increase of 61% to 63%. On a RAP basis, Mercer Capital estimated the Merger to be accretive of book value per share basis to First National Shareholders on the order of 100% to 150%. The transaction tends to be more accretive of book value per share to First National Shareholders as the Florida Banks IPO proceeds increase and less accretive as the IPO Price increases.

                  Pro Forma Earnings Per Share. Mercer Capital noted that Florida Banks has no history of operations and plans to expand through further bank acquisitions and the opening of new banking offices in Florida following consummation of the Merger and the Florida Banks IPO. Implementation of Florida Banks' business plan may imply a period of negative or meager earnings resulting in a decrease in earnings per share from their pre-merger level. Although, in the absence of an operating history for Florida Banks, there is no reliable basis on which to estimate pro forma earnings per share, Mercer Capital believed the Merger to be more likely to prove initially dilutive rather than accretive of pro forma earnings per share for First National Shareholders

         Other Factors. Other factors Mercer Capital considered in rendering its opinion included: (i) the prospect of First National Shareholders being able to liquidate the shares of Florida Banks Common Stock received in the Merger via a sale in the public market within two to three weeks of the Merger; (ii) the enhancement in liquidity for First National Shareholders via the exchange of their closely held stock for publicly traded stock; and (iii) the risks associated with Florida Banks' expansion plans, its lack of an operating history and the lack of a trading history for the Florida Banks Common Stock.

         Mercer Capital also considered the prospect that First National Shareholders may benefit from a future acquisition of Florida Banks given the ongoing industry consolidation. Mercer Capital made no representation or warranty, however, that such an event would occur, or if it did occur, that it would occur on favorable terms.

         Conclusion. Based upon all factors considered, including the overall level of purchase consideration implied by the merger price of $6.6586 per share of First National Common Stock and the accretive nature of the terms of the Merger with respect to pro forma net tangible book value per share for First National Shareholders, Mercer Capital concluded that purchase consideration would be adequate at the date of Closing and that the proposed Merger of First National Bank into Florida Banks was fair from a financial point of view to First National Shareholders.

         Compensation of Mercer Capital

         In February 1998, First National retained Mercer Capital to assist in effecting a transaction similar to the Merger and to act as its financial advisor in connection with such proposed transaction. First National paid Mercer Capital $10,000 for its services pursuant to the terms of the engagement letter. First National also agreed to reimburse Mercer Capital for its reasonable out-of-pocket expenses.

CONDITIONS PRECEDENT TO THE MERGER


         The Merger will occur only if holders of at least two-thirds of the First National Common Stock vote in favor of the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, as and to the extent required by law. Consummation of the Merger is subject to the satisfaction of certain other conditions, including (i) the receipt of all required regulatory and governmental consents, approvals, authorization, clearances, exemptions, waivers and similar affirmations (including the expiration of all applicable waiting periods following the receipt of such items), provided that such approvals shall not have been conditioned or restricted in a manner that, in the reasonable judgment of either the First National Board or the Florida Bank Board, would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the Merger Agreement; (ii) the receipt, with certain exceptions, of all consents required to consummate the Merger and the preventing of any default under any contract or permit of such party which, if not obtained or made, is reasonably likely to have, whether individually or in the aggregate, a material adverse effect on such party; (iii) the absence of any action by a court or governmental or regulatory authority that prohibits, restricts or makes illegal the consummation of the transactions contemplated by the Merger Agreement; (iv) that the Registration Statement of which this Proxy Statement-Prospectus is a part has been declared effective, no stop order suspending such effectiveness has been issued, no SEC action suit, proceeding or investigation to suspend effectiveness has been initiated and is continuing, and that all necessary approvals under state securities laws, the Securities Act or the Exchange Act relating to the issuance or trading of the shares of Florida Banks Common Stock issuable pursuant to the Merger have been received; (v) the receipt of the tax opinion referred to in "The Merger--Material Federal Income Tax Consequences" and (vi) Florida Banks has executed a definitive underwriting agreement providing for the firm commitment underwriting of shares of Florida Banks Common Stock having an aggregate gross purchase price of at least $30 million, which agreement is enforceable by Florida Banks on the date the Florida Banks IPO is closed.

         In addition, unless waived, each party's obligation to effect the Merger is subject to the accuracy of the other party's representations and warranties at the Effective Time, the other party's performance of its obligations under the Merger Agreement and the receipt of certain closing certificates and legal opinions from the other party. Florida Banks' obligation to effect the Merger is also subject to (i) the receipt of agreements from First National's affiliates that such affiliates will not transfer their shares of First National Common Stock prior to consummation of the Merger or, following consummation of the Merger, Florida Banks Common Stock except in compliance with applicable provisions of the Securities Act and (ii) the receipt of an opinion from Deloitte & Touche, LLP, dated as of the Effective Time, a copy of which shall be provided to Florida Banks and the contents of which shall be acceptable to Florida Banks in its sole discretion, to the effect that there has not been an ownership change, as defined in Code Section 382(g), of First National that occurred during or after any taxable period in which First National incurred a net operating loss that carries over to any taxable period ending after December 31, 1996. The obligation of First National to effect the Merger is further subject to (i) First National's receipt from Mercer Capital of a letter stating that in the opinion of Mercer Capital, the consideration to be paid in the Merger to First National Shareholders under the Merger Agreement is fair, from a financial point of view, to the First National Shareholders and (ii) Florida Banks having delivered to the Exchange Agent the consideration to be paid to holders of the First National Common Stock. No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so.



         The Merger Agreement provides that, to the extent permitted by law, either First National or Florida Banks may waive the conditions imposed with respect to its or their respective obligations to consummate the Merger, except for the requirements that the Merger be approved by the First National Shareholders and that all required regulatory approvals be received.


CONDUCT OF BUSINESS PRIOR TO THE MERGER


         Under the terms of the Merger Agreement, First National has agreed that unless it obtains prior written consent from Florida Banks and except as otherwise contemplated by the Merger Agreement, it will: (i) operate its business only in the usual, regular and ordinary course, (ii) use its reasonable best efforts to preserve intact its business organization and assets and to maintain its rights and franchises, (iii) use its reasonable best efforts to maintain its current employee relationships and (iv) take no action which would materially adversely affect any party's ability either (i) to obtain any consent required for the transactions contemplated by the Merger Agreement without imposition of a condition or restriction which in the reasonable judgement of the First National Board or the Florida Banks Board would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgement, have entered into the Merger Agreement or (ii) to perform its covenants and agreements under the Merger Agreement.


         In addition, First National has covenanted and agreed that, until the earlier of the Effective Time or termination of the Merger Agreement it will not, without the prior written consent of the chief executive officer of Florida Banks, do, or agree or commit to do, any of the following:


                  (a) amend the First National Articles, the First National Bylaws, or other governing instruments of First National, except as expressly contemplated by the Merger Agreement;


                  (b) incur any additional debt obligation or other obligation for borrowed money that exceeds $50,000 in the aggregate, except in the ordinary course of the business of First National consistent with past practices (it being understood and agreed that the incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, with certain exceptions, of any lien on any asset of First National or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and already existing liens);


                  (c) directly or indirectly repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans) any shares or securities convertible into any shares of the capital stock of First National, or declare or pay any dividend or make any other distribution in respect of First National's capital stock;


                  (d) except for the Merger Agreement, or pursuant to the exercise of stock options outstanding on the date of the Merger Agreement and pursuant to the terms thereof in existence on the date of the Merger Agreement, or as disclosed under the Merger Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First National Common Stock or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

                  (e) adjust, split, combine, reclassify or declare and pay any dividend or other distribution on any capital stock of First National or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First National Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of First National Common Stock or any asset other than in the ordinary course of business for reasonable and adequate consideration;

                  (f) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person, or otherwise acquire direct or indirect control over any person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by First National in its fiduciary capacity or (iii) the creation of new wholly-owned subsidiaries organized to conduct or continue activities otherwise permitted by the Merger Agreement;

                  (g) grant any increase in compensation or benefits to the officers or directors of First National (except that First National may increase compensation of non-officer employees by up to 5% of such employee's annual compensation if such increase is consistent with past practice), pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Merger Agreement and as disclosed, enter into or amend any severance agreements with officers of First National, or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits;

                  (h) enter into or amend any employment contract between First National and any person (unless such amendment is required by law) that First National does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time;

                  (i) adopt any new employee benefit plan of First National or make any material change in or to any existing employee benefit plans of First National other than changes required by law or to maintain a plan's tax-qualified status;

                  (j) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP;

                  (k) commence any litigation other than in accordance with past practice or settle any litigation involving any liability of First National for material money damages or restrictions upon the operations of First National without first consulting with Florida Banks;

                  (l) except in the ordinary course of business, modify, amend or terminate any material contract, other than renewals without a material adverse change of terms, or waive, release, compromise or assign any material rights or claims;

                  (m) make any investment in excess of $50,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of First National; or

                  (n) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned subsidiary of First National, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Merger Agreement.

         The Merger Agreement also provides that until the Effective Date or termination of the Merger Agreement, neither First National nor its representatives will directly or indirectly solicit any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving First National, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, First National ("Acquisition Proposal"), except with respect to the Merger Agreement. Additionally, except to the extent necessary to comply with the fiduciary duties of the First National Board, as advised by counsel, neither First National nor its affiliates or representatives will provide any nonpublic information that it is not legally obligated to furnish or negotiate with respect to any Acquisition Proposal, although First National may communicate information about such Acquisition Proposal to the First National Shareholders if and to the extent that it is required to do so in order to comply with its legal obligations. Finally, First National agreed (i) to notify Florida Banks orally and in writing if it receives any inquiry or proposal relating to any such transaction and (ii) immediately to cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing and direct and to use its reasonable best efforts to cause its representatives not to engage in any of the foregoing.

         In the Merger Agreement, Florida Banks covenanted and agreed that until the earlier of the Effective Time or termination of the Merger Agreement it will
(i) continue to conduct its business and the business of its subsidiaries in a manner reasonably designed to enhance the long-term value of the Florida Banks Common Stock and Florida Banks' business prospects and (ii) take no action that would materially adversely affect any party's ability to (a) obtain any consents or approvals required to effect the transactions contemplated by the Merger Agreement without imposition of a condition or restriction which in the reasonable judgment of the Florida Banks Board or the First National Board would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into the Merger Agreement or
(b) perform its covenants and agreements under the Merger Agreement; provided that if Florida Banks determines it to be desirable in the conduct of its business, Florida Banks may discontinue or dispose of any of its assets or business. Florida Banks further covenanted and agreed that it will not, without the prior written consent of the chairman and chief executive officer of First National, which consent will not be unreasonably withheld, amend the Florida Banks Articles or the Florida Banks Bylaws in any manner adverse to the First National Shareholders. Florida Banks also agreed that it will not issue additional shares of Florida Banks Common Stock or preferred stock until the Effective Time

AMENDMENT, WAIVER AND TERMINATION

         To the extent permitted by law, the Merger Agreement may be amended by a subsequent writing signed by each party upon the approval of each of their respective Boards of Directors, whether before or after the First National Shareholders have approved the Merger Agreement. However, after the First National Shareholders have approved the Merger Agreement, the Merger Agreement may not be amended in any way that would materially reduce or modify the consideration to be received by the First National Shareholders without the further approval of the First National Shareholders entitled to vote thereon.

         The Merger Agreement provides that on or before the Effective Time, either party may, in a writing signed by a duly authorized officer: (i) waive any default in the performance of any term of the Merger Agreement by the other party, (ii) waive or extend the time for compliance of fulfillment by the other party of any and all of its obligations under the Merger Agreement and (iii) waive any or all of the conditions precedent to its obligations under the Merger Agreement to the extent legally permitted. However, either party's failure at any time to require performance of any provision of the Merger Agreement will in no manner affect that party's right at a later time to enforce such provision or any other provision of the Merger Agreement. No waiver of any condition or breach of any term of the Merger Agreement will be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of the Merger Agreement.

         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual written agreement of the Florida Banks Board and the First National Board; (ii) by either the Florida Banks Board or the First National Board: (a) in the event of the inaccuracy of any representation or warranty of the other party contained in the Merger Agreement which cannot be or has not been cured within 30 days of written notice of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standard set forth in the Merger Agreement; provided that such terminating party is not then in breach of any representation or warranty contained in the Merger Agreement or in material breach of any covenant or other agreement contained in the Merger Agreement; (b) in the event of a material breach by the other party of any covenant, agreement or obligation in the Merger Agreement which breach cannot be or has not been cured within 30 days of written notice of such breach; (c) if the required approval of the First National Shareholders or any applicable regulatory authority is not obtained; (d) if the Merger is not consummated by September 30, 1998; provided that the failure to consummate the Merger by such date is not caused by the terminating party's breach of the Merger Agreement or
(e) if any of the conditions precedent to the obligations of the terminating party to consummate this Merger cannot be satisfied or fulfilled by September 30, 1998; provided that the terminating party is not then in breach of any representation or warranty contained in the Merger Agreement or of any covenant or other agreement contained in the Merger Agreement.

         In addition, Florida Banks may terminate the Merger Agreement if: (i) persons owning in the aggregate more than 10% of the issued and outstanding shares of First National Common Stock perfect their dissenters' rights or (ii) First National does not receive the opinion of Deloitte & Touche LLP referred to in "The Merger." In addition, First National may terminate the Merger Agreement if, prior to the Effective Time: (i) Mercer Capital withdraws its fairness opinion or (ii) the First National Board receives a bona fide Acquisition Proposal that the First National Board determines in its good faith judgment and in the exercise of its fiduciary duties, with respect to legal matters based on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the First National Shareholders than the Merger and the transactions contemplated thereby and that the failure to terminate the Merger Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties (each of the foregoing a "Termination Event"). There can be no assurance that either the Florida Banks Board or the First National Board would exercise its right to terminate the Merger Agreement if a Termination Event exists. In making such decision, both the Florida Banks Board and the First National Board would, consistent with their respective fiduciary duties, take into account all relevant facts and circumstances that exist at such time, and would consult with its financial advisors and legal counsel.


         The Merger Agreement will become void and have no effect if terminated and abandoned, except that the parties will continue to be bound by certain obligations described below under "The Merger--Expenses." In addition, the parties will continue to be obligated to provide current information to one another and will have certain other continuing obligations under the Merger Agreement. In addition, a termination resulting from the breach of either party or from the perfecting of dissenters' rights by persons holding more than 10% of the issued and outstanding First National Common Stock of dissenters' rights, will not relieve the breaching party from liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination; provided, further, that under certain circumstances, First National or Florida Banks may be entitled to receive certain payments. See "The Merger--Expenses."

         By approving the Merger Agreement at the Special Meeting, the First National Shareholders will confer on the First National Board the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event of a Termination Event without any further action by, or resolicitation of, the First National Shareholders.

EXPENSES

         First National and Florida Banks have each agreed to pay their own costs and expenses relating to the Merger and the transactions contemplated thereby, except that Florida Banks and First National have agreed that each will pay one-half of the costs associated with printing this Proxy Statement-Prospectus and related materials. However, subject to certain exceptions, if the Merger Agreement is terminated following the occurrence of one or more events specified as "Initial Triggering Events," Florida Banks will be entitled to receive a $1 million cash payment from First National if: (i) any person other than an existing First National Shareholder acquires beneficial ownership of at least 25% of the-then outstanding First National Common Stock or
(ii) an Initial Triggering Event constituting a First National Acquisition Transaction occurs within 12 months following the Merger Agreement's termination date, except that if the Acquisition Transaction is a purchase of First National securities, no payment will be due unless the acquired percentage is at least 25%.

         "Initial Triggering Event" means any of the following occurring after the date of the Merger Agreement:

         (i) First National, without receiving Florida Banks' prior written consent, enters into an agreement to engage in (a) a merger, consolidation, or similar transaction, (b) a purchase, lease, or other acquisition of all or substantially all of First National's assets or deposits, or (c) a purchase or other acquisition of securities representing at least 15% of First National's voting power (an "Acquisition Transaction") with any person other than Florida Banks or any of its subsidiaries, or the First National Board recommends that the First National Shareholders approve or accept any Acquisition Transaction other than the Merger;

         (ii) any person unaffiliated with First National, other than Florida Banks or any Florida Banks subsidiary acting in a fiduciary capacity, acquires beneficial ownership or the right to acquire beneficial ownership of at least 15% of the outstanding First National Common Stock, and such person does not vote in favor of the Merger Agreement at the Special Meeting;

         (iii) the Special Meeting is not held or is canceled, or First National, without receiving Florida Banks' prior written consent, authorizes, recommends, proposes, or publicly announces its intention or interest in authorizing, recommending or proposing an agreement to engage in an Acquisition Transaction with an entity unaffiliated with Florida Banks;

         (iv) an entity unaffiliated with Florida Banks makes a bona fide proposal to First National or its shareholders to engage in an Acquisition Transaction with an economic value equivalent to or exceeding that of Florida Banks;

         (v) after a third party makes a proposal to First National to engage in an Acquisition Transaction, First National willfully and materially breaches, and does not cure, any material covenant or obligation contained in the Merger Agreement in anticipation of engaging in the Acquisition Transaction, and such breach would entitle Florida Banks to terminate the Merger Agreement; or

         (vi) an entity unaffiliated with Florida Banks files an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority for approval to engage in an Acquisition Transaction, and Florida Banks has not given its prior written consent to such Acquisition Transaction.

If the Merger Agreement is terminated as a result of either party's failure to satisfy any of its representations, warranties or covenants under the Merger Agreement, the non-terminating party will reimburse the terminating party for its reasonable out-of-pocket expenses relating to the Merger up to $250,000.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         Smith, Gambrell & Russell, LLP has delivered to Florida Banks and First National its opinion that, based upon certain customary assumptions and representations, under federal law as currently in effect, (1) the merger of First National into Interim, and the issuance of shares of Florida Banks Common Stock pursuant to the Merger Agreement will constitute a tax-free "reorganization" under Sections 368(a)(1)(A) and (a)(2)(D) of the Code; (2) no gain or loss will be recognized by shareholders of First National upon the exchange of First National Common Stock for Florida Banks Common Stock pursuant to the Merger Agreement; (3) the tax basis of the Florida Banks Common Stock received by shareholders of First National pursuant to the Merger Agreement will be the same as the tax basis of the shares of First National Common Stock surrendered in exchange therefor; (4) the holding period of the shares of Florida Banks Common Stock received by the shareholders of First National will include the holding period of the shares of First National Common Stock surrendered in exchange therefor, provided that such First National Common Stock is held as a capital asset on the date of consummation of the Merger; (5) no gain or loss will be recognized by First National upon the transfer by First National of substantially all its assets to Interim solely in exchange for

Florida Banks Common Stock and the assumption by Interim of the liabilities of First National pursuant to the Merger Agreement; (6) no gain or loss will be recognized by Florida Banks or Interim upon the receipt by Interim of substantially all the assets of First National in exchange for Florida Banks Common Stock and the assumption by Interim of the liabilities of First National;
(7) the tax basis of the common stock of Interim in the hands of Florida Banks will be increased by the tax basis of the assets of First National transferred to Interim and decreased by the sum of the liabilities of First National assumed by Interim and the liabilities, if any, to which the transferred assets of First National are subject; (8) the tax basis of the assets of First National transferred to Interim pursuant to the Merger Agreement will be the same as the tax basis of those assets in the hands of First National immediately before the transfer; (9) pursuant to Section 381(a) of the Code, Interim will succeed to and take into account the tax attributes of First National described particularly in Section 381(c) of the Code as of the date of the transfer of assets from First National to Interim, subject to the limitations specified in Sections 381 through 384 of the Code; (10) pursuant to Section 381(c)(2) of the Code, Interim will succeed to and take into account the earnings and profits or deficit in earnings and profits of First National as of the date of the transfer of assets from First National to Interim. Any deficit in such earnings and profits may be used only to offset earnings and profits accumulated after the date of such transfer; (11) a holder of First National Common Stock who exercises statutory dissenter's rights in connection with the Merger generally will recognize capital gain or loss (assuming the Common Stock is held as a capital asset) equal to the difference, if any, between such holder's tax basis in the First National Common Stock exchanged and the amount of cash received in exchange therefor; and (12) a holder of First National Common Stock who receives cash in lieu of a fractional share of Florida Banks Common Stock pursuant to the terms of the Merger Agreement will recognize capital gain or loss (assuming the fractional share is held as a capital asset) equal to the difference, if any, between the amount of cash so received and the holder's tax basis allocable to such fractional share.

         THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE. THE FOREGOING DISCUSSION DOES NOT INCLUDE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. FIRST NATIONAL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF FLORIDA BANKS COMMON STOCK.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         General

         Certain members of First National's management and of the First National Board have interests in the Merger in addition to any interests they may have as First National Shareholders generally. As hereinafter described, these interests include, among others, the indemnification of First National directors and officers, certain employee benefits, and the payment of a directors' termination fee to any member of the First National Board who will not become either an advisory director to Florida Bank, N.A. following consummation of the Merger or a member of the Florida Banks Board or executive officer of Florida Banks following the Effective Time.

         Indemnification

         Under the Merger Agreement, Florida Banks has agreed that it will, and will cause the Resulting Bank to, indemnify, defend and hold harmless the current and former directors, officers, employees and agents of First National against all costs, fees or expenses (including reasonable attorney's fees), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement of any litigation arising out of actions or omissions occurring on or before the Effective Time (including the transactions contemplated by the Merger Agreement) to the fullest extent permitted under Florida law and by the First National Articles and First National Bylaws as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in defense of any litigation. If Florida Banks' approval is required to effectuate any indemnification, Florida Banks will direct, at the indemnified party's election, for independent counsel mutually agreed upon between Florida Banks and the indemnified party to determine such approval.

         Directors' Termination Fee

         At the Effective Time, Florida Banks will pay $25,000 in cash to each member of the First National Board who will not, upon consummation of the Merger, become either a local advisory director of Florida Bank, N.A. or a director or executive officer of Florida Banks; provided, that to receive such cash payment, the director must execute an agreement with Florida Banks whereby the director (i) agrees not to compete with Florida Banks or any of its affiliates for a period of one year after the Effective Time and (ii) releases First National and its successors by merger, Florida Banks and their directors and officers from any claims or causes of action which may have arisen or occurred at any time before the Effective Time.

         Matters Relating to First National Employee Benefit Plans

         Under the Merger Agreement, Florida Banks has agreed that following the Effective Time, it will provide generally to former officers and employees of First National who continue to serve as officers and directors of Florida Bank, N.A. employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Florida Banks Common Stock), on terms and conditions which when taken as a whole are no less favorable than those provided by First National or those provided by Florida Banks to their similarly situated officers and employees as of the date of the Merger Agreement. For purposes of participation and vesting (but not benefit accrual under any employee benefit plans of Florida Banks other than the First National benefit plans) under such employee benefit plans, the service of the employees of First National prior to the Effective Time will be treated as service with Florida Banks participating in such employee benefit plans. Florida Banks will honor according to their terms all employment, severance, consulting, and other compensation contracts disclosed by First National pursuant to the Merger Agreement between First National and any current or former director, officer, or employee thereof, and for all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the First National benefit plans.

         Management Contracts

         Florida Banks has agreed to provide written employment contracts to Messrs. John S. McMullen and T. Edwin Stinson, Jr., which will take effect at the Effective Time. The employment contracts must be executed within 30 days following the date of the Merger Agreement; otherwise Messrs. McMullen and Stinson will retain and be governed by their respective employment agreements with First National.

DISSENTERS' RIGHTS OF FIRST NATIONAL SHAREHOLDERS

         Pursuant to the National Bank Act, each First National Shareholder entitled to vote on the adoption of the Merger Agreement who objects to the Merger Agreement will be entitled to the rights and remedies of dissenting shareholders provided under Section 215a, the text of which is included in Appendix B to this Proxy Statement-Prospectus and is incorporated herein by reference, and any such First National Shareholder who follows the procedures specified in Section 215a will be entitled to receive the cash value of his or her shares of First National Common Stock. A FIRST NATIONAL SHAREHOLDER MUST COMPLY STRICTLY WITH THE

PROCEDURES SET FORTH IN SECTION 215A. FAILURE TO FOLLOW ANY OF THOSE PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF HIS OR HER DISSENTERS' RIGHTS.

         To perfect dissenters' rights, a holder of shares of First National Common Stock must (a) vote against the Merger Agreement or otherwise notify the Secretary of First National in writing at or prior to the Special Meeting that he or she dissents from the Merger and (b) within thirty days after the Closing of the Merger, deliver to Florida Banks a written request for the cash value of his or her shares of First National Common Stock, accompanied by the surrender of certificates representing his or her shares of First National Common Stock. IN NO EVENT WILL ANY SHAREHOLDER BE ENTITLED TO DISSENTERS' RIGHTS IF HE OR SHE VOTES "FOR" THE ADOPTION OF THE MERGER AGREEMENT. Before the Closing of the Merger, dissenting First National Shareholders should send any communications regarding their rights to First National Bank, 100 West Kennedy Boulevard, Tampa, Florida 33602, Attention: Secretary. At or after the Closing of the Merger, dissenting shareholders should send any communications regarding their rights to Florida Banks, Inc., 4110 Southpoint Boulevard, Suite 212, Southpoint Square II, Jacksonville, Florida 32216-0925, Attention: Secretary. All communications should be signed by or on behalf of the dissenting First National Shareholder in the form in which his or her shares are registered on the books of First National.

         The value of the shares of First National Common Stock held by a dissenting shareholder will be determined, as of the Effective Time, by a committee of three appraisers, of which one is to be selected by the holders of a majority of the shares of First National Common Stock whose owners have exercised their dissenters' rights, one is to be selected by the Florida Banks Board and one is to be selected by the two appraisers so selected. The valuation agreed upon by any two of the three appraisers will govern. Any dissenting shareholder who does not find satisfactory the value fixed by the appraisers may, within five days after being notified of the appraised value of his or her shares, appeal to the OCC, and the OCC will thereafter cause a reappraisal to be made that will be final and binding as to the value of the shares of such shareholder. If for any reason one or more of the appraisers remains unselected after 90 days from the Closing of the Merger, or the selected appraisers fail to determine the value of the shares of First National Common Stock within such 90-day period, the OCC will cause a final and binding appraisal of such shares to be made upon the written request of any interested party. Florida Banks will pay the expenses of the OCC in making any appraisal or reappraisal described above.

         Florida Banks will promptly pay dissenting shareholders the value of their shares of First National Common Stock following their appraisal. The shares of Florida Banks Common Stock that would have been delivered to the dissenting First National shareholders had they not requested payment in accordance with Section 215a must be sold at any advertised public auction, and Florida Banks has the right to purchase any or all of such shares at such auction if it is the highest bidder, for the purpose of reselling such shares within thirty days thereafter. Any excess of the public auction price of shares of Florida Banks Common Stock over the amount paid to the dissenting First National Shareholders must be paid to the dissenting shareholders.


         THE FOREGOING DISCUSSION IS ONLY A SUMMARY OF THE RIGHTS AND OBLIGATIONS OF A DISSENTING SHAREHOLDER AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE, SECTION 215A, WHICH IS REPRODUCED IN FULL AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS.


         Florida Banks has the right to terminate the Merger at any time before the Effective Time if holders of at least 10% of the outstanding First National Common Stock legally assert dissenting shareholders' rights.
See "The Merger--Amendment, Waiver and Termination."

ACCOUNTING TREATMENT

         Because, upon consummation of the Merger, former First National Shareholders will own more than 50% of the outstanding Florida Banks Common Stock (not including shares issued in the Florida Banks IPO), the Merger will be accounted for as if First National had acquired Florida Banks. The Merger will be accounted for under the purchase method of accounting, the financial statements of First National will become Florida Banks' historical financial statements and no goodwill will be recorded on Florida Banks' balance sheet as a result of the Merger.

BANK REGULATORY MATTERS


         The Merger is subject to prior approval by the Federal Reserve Board and the OCC. In determining whether to approve a transaction such as the Merger, the Federal Reserve Board and the OCC consider the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board and the OCC, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction. On June 17, 1998, Florida Banks received the necessary Federal Reserve Board approval of the Merger from the Federal Reserve Bank of Atlanta.


         The Bank Holding Company Act ("BHCA") prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the Community Reinvestment Act of 1977, as amended, obligates the Federal Reserve Board and the OCC to take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

         Applicable federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve Board and the OCC and authorizes such agencies to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

         The Merger generally may not be consummated until between 15 and 30 days following the date of applicable federal regulatory approval, during which time the United States Department of Justice (the "DOJ") may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise. Florida Banks and First National believe that the Merger does not raise substantial antitrust or other significant regulatory concerns.

STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION


         Florida Banks and First National have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other actions of any governmental authority. Florida Banks has submitted an application to the Federal Reserve Board seeking approval of the

Merger, and on June 17, 1998, Florida Banks received the necessary Federal Reserve Board approval of the Merger from the Federal Reserve Bank of Atlanta.


         The Merger Agreement provides that the obligation of each of Florida Banks and First National to consummate the Merger is conditioned upon the receipt of all requisite regulatory approvals. There can be no assurance that any governmental agency will approve or take any other required action with respect to the Merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the Merger, or that no action will be brought challenging such approvals or action, including a challenge by the DOJ or, if such a challenge is made, the result thereof.

         Florida Banks and First National are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, Florida Banks and First National currently contemplate that such approval or action would be sought.

         THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE DATES OF ANY SUCH APPROVALS. THERE CAN ALSO BE NO ASSURANCE THAT SUCH APPROVALS WILL NOT CONTAIN A CONDITION OR REQUIREMENT WHICH CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE "THE MERGER--CONDITIONS PRECEDENT TO THE MERGER." THERE LIKEWISE CAN BE NO ASSURANCE THAT THE DOJ WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

         See "The Merger--Effective Time of the Merger," "The Merger--Conditions Precedent to thE Merger" and "The Merger--Amendment, Waiver and Termination."

RESTRICTIONS ON AFFILIATE RESALES

         Shares of Florida Banks Common Stock to be issued to First National Shareholders in the Merger have been registered under the Securities Act and may be traded freely without restriction by shareholders not deemed to be "affiliates" of First National or Florida Banks, as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of First National at the time the Merger is submitted for vote or consent of the First National Shareholders will, under existing law, require either (a) the further registration under the Securities Act of the shares of Florida Banks Common Stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances) or (c) the availability of another exemption from registration. An "affiliate" of First National, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with First National. The foregoing restrictions are expected to apply to the directors, executive officers and the beneficial holders of 10% or more of the First National Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations or other entities in which any such person has a 10% or greater beneficial or equity interest). Florida Banks will provide stop transfer instructions to the transfer agent with respect to the Florida Banks Common Stock to be received by persons subject to the restrictions described above. First National has agreed that, not later than 30 days prior to the Effective Time, it will use its best efforts to cause each of those persons identified by First National as affiliates to deliver to Florida Banks appropriate agreements that each such individual will not transfer or otherwise dispose of the shares of First National Common Stock held by such person except in accordance with such agreement or make any further sales or otherwise dispose of shares of Florida Banks Common

Stock received upon consummation of the Merger except in compliance with the restrictions described in this paragraph.

RECOMMENDATION OF THE FIRST NATIONAL BOARD.

         THE FIRST NATIONAL BOARD HAS UNANIMOUSLY APPROVED THE ADOPTION OF THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE FIRST NATIONAL SHAREHOLDERS VOTE TO ADOPT THE MERGER AGREEMENT.

         Each member of the First National Board has agreed to vote his shares of First National Common Stock in favor of the adoption of the Merger Agreement. See "The Merger -- Interests of Certain Persons in the Merger."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


MARKET PRICES

         There is no established public market for either the Florida Banks or First National Common Stock. As of the Record Date, there were 2,065,000 shares of First National Common Stock issued and outstanding held by 83 holders of record. In view of the extremely limited volume of transfers and the lack of reliable pricing information (because such information is not required to be forwarded to First National), management believes that the prices paid for the First National Common Stock would not provide a reliable or relevant indication of the value of First National Common Stock.


         The Florida Banks Common Stock has been approved for quotation on The Nasdaq National Market under the symbol "FLBK".


DIVIDEND POLICY

         Florida Banks has not declared or distributed any dividends to the holders of Florida Bank Common Stock since Florida Banks' organization, and it is not likely that any cash dividends on the Florida Banks Common Stock will be declared for the foreseeable future. The Florida Banks Board intends that for the foreseeable future following the Effective Time, it will follow a policy of retaining any earnings of Florida Banks to provide funds to operate and expand the business of Florida Banks and Florida Bank, N.A.


         The national banking laws and OCC regulations restrict First National's ability to pay dividends. Pursuant to 12 U.S.C. ss. 56, a national bank may not pay dividends from its capital. In addition, no dividends may be made in an amount greater than a national bank's undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits are further limited by 12 U.S.C. ss. 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its common capital, unless at least one-tenth of the bank's net income of the preceding two consecutive half year periods (in the case of an annual dividend) have been transferred to surplus. Pursuant to 12 U.S.C. ss. 60(b), OCC approval is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

                         INFORMATION ABOUT FLORIDA BANKS

GENERAL

         Florida Banks, Inc. was incorporated on October 15, 1997 to create a statewide community banking system focusing on the largest and fastest growing markets in Florida. Immediately prior to the closing of the Florida Banks IPO, Florida Banks will close the Merger, whereby Interim, a wholly-owned subsidiary of Florida Banks, will merge with and into First National. Interim will be the surviving party to the Merger and will, immediately following consummation of the Merger, change its name to Florida Bank, N.A. Florida Banks is acquiring First National as its entry into the Tampa/Hillsborough County market area. Florida Banks intends to open a community banking office in the Jacksonville market area as soon as practicable following consummation of the Florida Banks IPO. Future business plans include further expansion in the Tampa/Hillsborough County and Jacksonville market areas and entry into the markets of Orlando/Orange County, Ft. Lauderdale/Broward County and the Palm Beaches (collectively, the "Identified Markets"). As opportunities arise, Florida Banks also intends to expand into other Florida market areas with demographic characteristics similar to the Identified Markets. Within each of the Identified Markets, Florida Banks expects to offer a broad range of traditional banking products and services, focusing primarily on small and medium-sized businesses. See "Information About Florida Banks--Strategy of Florida Banks--Market Expansion" and "--Products and Services."

         Florida Banks will have a community banking approach that emphasizes responsive and personalized service to its customers. Management's expansion strategy includes attracting strong local management teams who have significant banking experience, community contacts and business development potential in the Identified Markets. Once local management teams are identified, Florida Banks intends to establish community banking offices in each of the Identified Markets. Each management team will operate one or more community banking offices within its particular market area, will have a high degree of local decision-making authority and will operate in a manner that provides responsive, personalized services similar to an independent community bank ("Community Banking Office"). Florida Banks will maintain centralized credit policies and procedures as well as centralized back office functions to support the Community Banking Offices. Management expects that upon Florida Banks' entry into a new market area, it will undertake a marketing campaign utilizing an officer calling program and community-based promotions. In addition, management will be compensated based on loan production goals, and each market area will be supported by a local board of advisory directors, which will be provided with financial incentives to assist in the development of banking relationships throughout the community. See "Information About Florida Banks--Model 'Local Community Bank.'"

         Management of Florida Banks believes that the significant consolidation in the banking industry in Florida has disrupted customer relationships as the larger regional financial institutions increasingly focus on larger corporate customers, standardized loan and deposit products and other services. Generally, these products and services are offered through less personalized delivery systems which has created a need for higher quality services to small and medium-sized businesses. In addition, consolidation of the Florida banking market has dislocated experienced and talented management personnel due to the elimination of redundant functions and the need to achieve cost savings. As a result of these factors, management believes Florida Banks has a unique opportunity to attract and maintain its targeted banking customers and experienced management personnel within the Identified Markets.

         The Community Banking Offices within each market area will be supported by centralized back office operations. From Florida Banks' main offices located in Jacksonville and First National and its operations center in Tampa, Florida Banks will provide a variety of support services to each of the

Community Banking Offices, including back office operations, investment portfolio management, credit administration and review, human resources, administration, training and strategic planning. Core processing, check clearing and other similar functions will be outsourced to major vendors. As a result, these operating strategies will enable Florida Banks to achieve cost efficiencies and to maintain consistency in policies and procedures and allow the local management teams to concentrate on developing and enhancing customer relationships.

         Florida Banks expects to establish Community Banking Offices in each new market area, primarily through the de novo branching of Florida Bank, N.A. Management will also, however, evaluate opportunities for strategic acquisitions of financial institutions in markets that are consistent with its business plan.

         There can be no assurance that Florida Banks' objectives will be realized.

INDUSTRY AND DEMOGRAPHIC OVERVIEW


         Management of Florida Banks believes that consolidation within the banking industry in Florida has created a unique opportunity to build a successful, locally-oriented banking system. According to the FDIC, as of December 31, 1987, 560 depository institutions were located in Florida. By December 31, 1997, there were a total of 311 depository institutions in Florida, representing a decline of approximately 44% over the ten-year period. Management attributes this decline to the liberalization of interstate banking and branching laws allowing the entry into, and expansion in, Florida by numerous large bank holding companies. The result of this acquisition activity has been a significant reduction in the number of community-oriented financial institutions focusing on personalized service to small and medium-sized business customers. Management of Florida Banks believes that Florida Banks' strategy, which is based on a community bank model, is better suited to provide a high level of service to smaller commercial or individual retail customers than larger financial institutions.

         Management of Florida Banks believes that the State of Florida in general and the Identified Markets in particular have vibrant and growing economies and represent an attractive opportunity to build a statewide community banking system. According to the Bureau of Economic and Business Research at the University of Florida, Florida's population of approximately 14.7 million in 1997 made it the fourth most populated state in the country. From 1990 to 1996, Florida ranked third among the ten most populated states in terms of percentage population growth. Florida's economy has broadened from a base of tourism, agriculture and retirement living to become increasingly dependent on industrial and commercial trade. According to the FDIC, during 1997, nonagricultural employment in Florida increased by 3.6% which was substantially above the national rate of 2.7%. In 1997, Florida ranked fourth nationally in terms of total job growth. Management believes that Florida's major metropolitan areas have benefited the most from this economic and population expansion. Florida has experienced substantial growth in the amount of commercial and consumer deposits. As of June 30, 1997, commercial and consumer deposits in Florida totaled approximately $200 billion, an increase of $13.9 billion for the period from June 30, 1994 to June 30, 1997.


HISTORY OF FLORIDA BANKS

         The concept for Florida Banks was developed in late 1997 by T. Stephen Johnson & Associates, Inc., a financial services consulting firm ("TSJ&A"). Florida Banks was organized under the laws of the State of Florida on October 15, 1997 to implement this concept. TSJ&A evaluated potential bank acquisition candidates in various Florida markets and identified First National as an independent financial institution capable of providing a platform to implement Florida Banks' business plan. Florida Banks and First National commenced preliminary merger negotiations late in 1997, and the parties signed a letter of intent in January 1998.

         Simultaneously with the search for an acquisition candidate, Florida Banks sought a chief executive officer who possessed the experience, leadership skills and management ability to accomplish Florida Banks' objectives. In January 1998, Florida Banks hired Charles E. Hughes, Jr. to be the President and Chief Executive Officer of Florida Banks. Prior to joining Florida Banks, Mr. Hughes served as Chairman of the Board, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. which, as of June 1997, had approximately $5.4 billion in total deposits. Florida Banks believes that the combination of Mr. Hughes' experience in the Florida banking industry, his extensive network of contacts throughout the state and his management skills will provide the leadership necessary for Florida Banks to implement its business strategy.


         On March 30, 1998, Florida Banks executed the Merger Agreement with First National, pursuant to which Florida Banks will acquire all of the outstanding capital stock of First National in exchange for shares of Florida Banks Common Stock. The aggregate purchase price for First National will be $13.75 million. The total number of shares of Florida Banks Common Stock to be issued in the Merger will be based upon the IPO Price of the Florida Banks Common Stock. The Merger will be accounted for as if First National had acquired Florida Banks, the financial statements of First National will become the historical financial statements of Florida Banks and there will be no goodwill recorded as a result of the Merger. As of December 31, 1997 and for the fiscal year ended December 31, 1997, First National reported total assets of $60.4 million, total shareholders' equity of $6.3 million and net income of $376,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Merger."


STRATEGY OF FLORIDA BANKS

         General

         Florida Banks' business strategy is to create a statewide community banking system in Florida. The major elements of this strategy are to:

                  - EXPAND FIRST NATIONAL'S OPERATIONS IN THE TAMPA MARKET AND, AS SOON AS PRACTICABLE FOLLOWING THE FLORIDA BANKS IPO, COMMENCE OPERATIONS IN THE JACKSONVILLE MARKET;

                  - ESTABLISH COMMUNITY BANKING OFFICES IN EACH OF THE THREE REMAINING IDENTIFIED MARKETS AS SOON AS LOCAL MANAGEMENT TEAMS ARE IDENTIFIED;

                  - ESTABLISH COMMUNITY BANKING OFFICES WITH LOCALLY RESPONSIVE MANAGEMENT TEAMS EMPHASIZING A HIGH LEVEL OF PERSONALIZED CUSTOMER SERVICE;

                  - TARGET SMALL AND MEDIUM-SIZED BUSINESS CUSTOMERS THAT REQUIRE THE ATTENTION AND SERVICE WHICH A COMMUNITY-ORIENTED BANK IS WELL SUITED TO PROVIDE;

                  - PROVIDE A BROAD ARRAY OF TRADITIONAL BANKING PRODUCTS AND SERVICES;

                  - MAINTAIN CENTRALIZED SUPPORT FUNCTIONS, INCLUDING BACK OFFICE OPERATIONS, CREDIT POLICIES AND PROCEDURES, INVESTMENT PORTFOLIO MANAGEMENT, ADMINISTRATION, HUMAN RESOURCES AND TRAINING, TO MAXIMIZE OPERATING EFFICIENCIES AND FACILITATE RESPONSIVENESS TO CUSTOMERS; AND

                  - OUTSOURCE CORE PROCESSING AND BACK ROOM OPERATIONS TO INCREASE EFFICIENCIES.

         Model "Local Community Bank"

         In order to achieve its expansion strategy, Florida Banks initially intends to establish a Community Banking Office within each Identified Market through the branching of Florida Bank, N.A. Florida Banks may, however, accomplish its expansion strategy by acquiring existing banks within an Identified Market if an opportunity for such an acquisition becomes available. Although each Community Banking Office will legally be a branch of Florida Bank, N.A., Florida Banks' business strategy envisions that Community Banking Office(s) located within each market will operate as if it were an independent community bank.

         Prior to expanding into a new market area, management of Florida Banks first will identify an individual who will serve as the president of that particular market area, as well as those individuals who will serve on the local advisory board of directors. Florida Banks believes that a management team that is familiar with the needs of its community can provide higher quality personalized service to its customers. The local management team will have a significant amount of decision-making authority and will be accessible to its customers. As a result of the consolidation trend in Florida, management of Florida Banks believes there are significant opportunities to attract experienced bank managers who would like to join an institution promoting a community banking concept.

         Within each market area, the Community Banking Office will have a local advisory board of directors which will be comprised of prominent members of the community, including business leaders and professionals, and it is anticipated that certain members of the local advisory boards may serve as members of the Florida Banks Board and the Board of Directors of Florida Bank, N.A. (the "Florida Bank, N.A. Board"). These directors will act as ambassadors of Florida Bank, N.A. within the community and will be expected to promote the business development of each Community Banking Office.

         Florida Banks will encourage both the members of its local boards of directors as well as its lending officers to be active in the civic, charitable and social organizations located in the local communities. It is anticipated that members of the local management team will hold leadership positions in a number of community organizations and continue to volunteer for other positions in the future.

         Management expects that upon Florida Banks' entry into a new market area, it will undertake a marketing campaign utilizing an officer calling program and community-based promotions and media advertising. A primary component of management compensation will be based on loan production goals. Such campaigns will emphasize each Community Banking Office's local responsiveness, local management team and special focus on personalized service.

         The initial Community Banking Office established in an Identified Market will have the following banking personnel: a President, a Senior Lender, an Associate Lending Officer, a Credit Analyst, a Branch/Operations Manager and an appropriate number of financial service managers and tellers. Additional Community Banking Offices opened within an Identified Market will be staffed with appropriate personnel. The number of financial service managers and tellers necessary will be dependent upon the volume of business. Each Community Banking Office will also be staffed with enough administrative assistants to assist the officers effectively in their duties and to enable them to market products and services actively outside of the office.

         It is further expected that the lending officers will be primarily responsible for the sales and marketing efforts of the Community Banking Offices. Management will emphasize relationship banking whereby each customer will be assigned to a specific officer, with other local officers serving as backup or in supporting roles. Through its experience in the Florida banking industry, management believes that the most frequent customer complaints pertain to a lack of personalized service and turnover in lending personnel, which limits the customer's ability to develop a relationship with his or her lending officer. Florida Banks intends to hire an appropriate number of lending officers necessary to facilitate the development of strong customer relationships.


         Management intends to offer salaries to the lending officers that are competitive with other financial institutions in each market area. The salaries of the lending officers will be comprised of base compensation plus an incentive payment structure that will be based upon the achievement of certain loan production goals. Those loan production goals will be reevaluated on a quarterly basis and paid as a percentage of base salary. Management of Florida Banks believes that such a compensation structure will provide greater motivation for participating officers.


         It is anticipated that the Community Banking Offices will be located in commercial areas in each market where the local management team determines there is the greatest potential to reach the maximum number of small and medium-sized businesses. It is expected that these Community Banking Offices will develop in the areas surrounding office complexes and other commercial areas, but not necessarily in a market's downtown area. Such determinations will depend upon the customer demographics of a particular market area and the accessibility of a particular location to its customers. Management of Florida Banks expects to lease facilities of approximately 3,000 to 4,000 square feet at market rates for each Community Banking Office. Leasing facilities will enable Florida Banks to avoid investing significant amounts of capital in property and facilities.

         Market Expansion


         Florida Banks intends to expand into the largest and fastest growing communities in Florida. Once Florida Banks has assembled a local management team and local advisory board of directors for a particular market area, Florida Banks intends to establish one or more Community Banking Offices in that market. Upon the consummation of the Merger, Florida Banks will have an established Community Banking Office in the Tampa market area. In addition, Florida Banks has assembled a management team in Jacksonville and, as soon as practicable following the completion of the Florida Banks IPO, will open a Community Banking Office in the Jacksonville market area. On June 8, 1998, First National applied to the OCC for approval to establish a branch location in Jacksonville. The other markets into which Florida Banks presently intends to expand are Orlando, Ft. Lauderdale and Palm Beach. Management has identified these markets as providing the most favorable opportunities for growth and presently intends to establish Community Banking Offices within these markets as soon as practicable. Management is also considering expansion into other selected Florida metropolitan areas.


         Certain demographic and deposit information with respect to each of the Identified Markets is discussed below. The demographic information has been provided by Demographics On-Call, a demographic data source provider, and deposit information has been provided by the FDIC.


         Tampa Market. The Tampa market area includes the city of Tampa and Hillsborough County (the "Tampa Market"). Hillsborough County's population, which includes the city of Tampa, increased from approximately 834,000 in 1990 to approximately 905,000 in 1997, representing an increase of approximately 8.5% over that period. The population is projected to increase further to approximately 954,000 over the next five years. In 1997, the median age in Tampa was 35.4 years, and the median household income was $35,993. In 1997, the average unemployment rate for Hillsborough County was 3.3%, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 30 depository institutions (including First National) represented in the Tampa Market with aggregate deposits of approximately $7.4 billion. Deposits in the Tampa Market increased approximately $1.3 billion from June 30, 1994 through June 30, 1997, at an annual growth rate of 6.8% for that period.

         Jacksonville Market. The Jacksonville market area includes the cities of Jacksonville, Orange Park, St. Augustine and surrounding counties, including Clay, Duval and St. Johns Counties (the "Jacksonville Market"). The Jacksonville Market's population increased from approximately 863,000 in 1990 to approximately 969,000 in 1997, representing an increase of approximately 12.3% over that period. The population is expected to increase to approximately 1.1 million over the next five years. In 1997, the median age in Jacksonville was
34.5 years, and the median household income was $36,413. In 1997, the average unemployment rates for Clay, Duval and St. Johns Counties were 3.0%, 3.7% and 3.0%, respectively, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 19 depository institutions represented in the Jacksonville Market with aggregate deposits of approximately $7.6 billion. Deposits in the Jacksonville Market increased approximately $793 million from June 30, 1994 through June 30, 1997, at an average annual growth rate of 3.8% for that period.

         Ft. Lauderdale Market. The Ft. Lauderdale market area includes the cities of Ft. Lauderdale, Hollywood and Pompano Beach, as well as Broward County (the "Ft. Lauderdale Market"). The Ft. Lauderdale Market's population increased from approximately 1.3 million in 1990 to approximately 1.5 million in 1997, representing an increase of approximately 16.3% over that period. The population is expected to increase further to approximately 1.6 million over the next five years. In 1997, the median age in Ft. Lauderdale was 39.9 years, and the median household income was $34,960. In 1997, the average unemployment rate for Broward County was 4.9%, which was the same as the national unemployment rate for the same period. As of June 30, 1997, there were 45 depository institutions represented in the Ft. Lauderdale Market with aggregate deposits of approximately $22.0 billion. Deposits in the Ft. Lauderdale Market increased approximately $5.2 billion from June 30, 1994 through June 30, 1997, at an average annual growth rate of 9.7% for that period.

         Orlando Market. The Orlando market area includes the cities of Orlando, Winter Park and Maitland, as well as Orange County (the "Orlando Market"). The Orlando Market's population increased from approximately 677,000 in 1990 to approximately 767,000 in 1997, representing an increase of approximately 13.3% over that period. The population is expected to increase to approximately 830,000 over the next five years. In 1997, the median age in Orlando was 33.7 years, and the median household income was $37,089. In 1997, the average unemployment rate for Orange County was 3.3%, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 24 depository institutions represented in the Orlando Market with aggregate deposits of approximately $7.2 billion. Deposits in the Orlando Market increased approximately $752 million from June 30, 1994 through June 30, 1997, at an average annual growth rate of 3.9% for that period.

         Palm Beach Market. The Palm Beach market area includes the cities of Palm Beach, West Palm Beach, Jupiter and Stuart, as well as Palm Beach and Martin Counties (the "Palm Beach Market"). The Palm Beach Market's population increased from approximately 964,000 in 1990 to approximately 1.1 million in 1997, representing an increase of approximately 16.3% over that period. The population is expected to increase to approximately 1.2 million over the next five years. In 1997, the median age in Palm Beach was 42.0 years, and the median household income was $41,964. In 1997, the average unemployment rates for Palm Beach and Martin Counties were 6.3% and 6.9%, respectively, as compared to the national unemployment rate of 4.9% for the same period. As of June 30, 1997, there were 52 depository institutions represented in the Palm Beach Market with aggregate deposits of approximately $20.0 billion. Deposits in the Palm Beach Market increased approximately $3.6 billion from June 30, 1994 through June 30, 1997, at an average annual growth rate of 6.9% for that period.


         Customers

         Management believes that the recent bank consolidation within Florida provides a community-oriented bank significant opportunities to build a successful, locally-oriented franchise. Management of Florida Banks further believes that many of the larger financial institutions do not emphasize a high level of personalized service to the smaller commercial or individual retail customers. Florida Banks intends to focus its marketing efforts on attracting small and medium-sized businesses which include: professionals, such as physicians and attorneys, service companies, manufacturing companies and commercial real estate developers. Because Florida Banks intends to focus on small and medium-sized businesses, management believes that the majority of its loan portfolio will be in the commercial area with an emphasis placed on commercial and industrial loans secured by real estate, accounts receivable, inventory, property, plant and equipment. However, in an effort to maintain a high level of credit quality, Florida Banks expects that the commercial real estate loans will be made to borrowers who occupy the real estate securing the loans or where a creditworthy tenant is involved.

         Although Florida Banks expects to concentrate its lending to commercial businesses, management also anticipates that it will attract a significant amount of consumer business. Management expects that many of its retail customers will be the principals of the small and medium-sized businesses for whom a Community Banking Office will provide banking services. Management intends to emphasize "relationship banking" in order that each customer will identify and establish a comfort level with the bank officers within a Community Banking Office. Management intends to develop its retail business with individuals who appreciate a higher level of personal service, contact with their lending officer and responsive decision-making. It is further expected that most of Florida Banks' business will be developed through its lending officers and local advisory boards of directors and by pursuing an aggressive strategy of making calls on customers throughout the market area.

         Products and Services

         Florida Banks intends to offer and First National currently offers a broad array of traditional banking products and services to its customers. The proceeds from the Florida Banks IPO will enable Florida Banks to infuse additional capital into Florida Bank, N.A. which will enable Florida Bank, N.A. to open Community Banking Offices in new markets and to expand its existing lines of products and services. First National currently provides products and services that are substantially similar to those set forth below. For additional information with respect to First National's current operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Loans. Florida Banks intends to offer a wide range of short to long-term commercial and consumer loans. The allocation of the loans within each category may change from time to time and will be dependent upon general economic conditions. Florida Banks does not have any predetermined division of First National's loan portfolio.

                  Commercial. Florida Banks expects that its commercial lending will consist primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Florida Banks also expects to offer Small Business Administration guaranteed loans

         ("SBA loans") and factoring arrangements to certain customers. In making these loans, Florida Banks intends to manage its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors.

                  Commercial Real Estate. Florida Banks anticipates that it will also offer commercial real estate loans to developers of both commercial and residential properties. In making these loans, Florida Banks intends to manage its credit risk by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. See "Information About Florida Banks--Operations of the Holding Company--Credit Administration."

                  Residential Mortgage. Florida Banks expects that its real estate loans will consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. Management expects that Florida Banks will make mortgage loans with a variety of terms, including fixed and floating to variable rates with a variety of maturities. These loans will be made consistent with Florida Banks' appraisal policy and real estate lending policy which will detail maximum loan-to-value ratios and maturities. Management expects that these loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Mortgage loans that do not conform to Florida Banks' asset/liability mix policies will be sold in the secondary markets.

                  Consumer Loans. Florida Banks expects that its consumer loans will consist primarily of installment loans to individuals for personal, family and household purposes. In evaluating these loans, Florida Banks will require its lending officers to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, Florida Banks will require that its banking officers maintain an appropriate margin between the loan amount and collateral value. Florida Banks expects that many of its consumer loans will be made to the principals of the small and medium-sized businesses for whom the Community Banking Offices provide banking services.

                  Credit Card and Other Loans. Florida Banks also expects to issue credit cards to certain customers. In determining to whom it will issue credit cards, Florida Banks intends to evaluate the borrower's level and stability of income, past credit history and other factors. Finally, Florida Banks expects to make additional loans which may not be classified in one of the above categories. In making such loans, Florida Banks will attempt to ensure that the borrower meets Florida Banks' credit quality standards.


         For more detailed information with respect to those loans currently being offered by First National, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Loan Portfolio" and "--Allowance for Loan Losses and Net Charge-Offs."


         Deposits. Management intends to offer a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. Management anticipates that the primary sources of deposits will be small and medium-sized businesses and individuals within an Identified Market. In each Identified Market, senior management will have the authority to set rates within specified parameters in order to remain competitive with other financial institutions located in the Identified Market. All deposits will be insured by the FDIC up to the maximum amount permitted by law. In addition, Florida Banks expects to implement a service charge fee schedule, similar to the one currently in place at First National, which will be competitive with other financial institutions in a Community Banking Office's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

         Specialized Consumer Services. Management intends to offer specialized products and services to its customers, such as lock boxes, travelers checks and safe deposit services.

         Courier Services. Florida Banks expects to offer courier services to its customers. Courier services, which Florida Banks may either provide directly or through a third party, permit Florida Banks to provide the convenience and personalized service its customers require by scheduling pick-ups of deposits. Florida Banks intends to offer courier services to its business customers. First National has received regulatory approval for, and is currently offering courier services in, the Tampa Market and expects to apply for approval in other market areas.


         Telephone and PC Banking. Florida Banks believes that there is a strong need within its market niche for telephone banking and on-line banking with personal computers ("PC Banking"). Both services allow customers to access detailed account information, execute transactions and pay bills electronically. Management believes that these services are particularly attractive for its customers who live part-time outside of Florida as it will enable them to conduct their banking business and monitor their bank accounts from remote locations. Management of Florida Banks believes that telephone and PC Banking will assist their Community Banking Offices in retaining customers and will also encourage its customers to maintain their total banking relationship with the Community Banking Offices. Both of these services will be provided through a third-party provider.


         Automatic Teller Machines ("ATMs"). Initially, management does not expect to establish an ATM network, as it believes its resources can be more effectively deployed elsewhere. As an alternative, management intends to make other financial institutions' ATMs available to its customers and to offer customers a certain number of free ATM transactions per month.

         Other Products and Services. Florida Banks intends to evaluate other services such as trust services, brokerage and investment services, insurance and other permissible activities. Management expects to introduce these services as they become economically viable.

         Operations of the Holding Company

         Florida Banks will remain in the development stage until the consummation of the Merger and the Florida Banks IPO. Florida Banks' corporate offices will be relocated to the Jacksonville Community Banking Office, when opened. Florida Banks presently has four employees, including Mr. Hughes, Richard B. Kensler, the Chief Credit Officer, Donald D. Roberts, President of the Jacksonville Market, and an administrative assistant, all of whom work on a full-time basis for Florida Banks.

         Florida Banks will provide a variety of support services for each of the Community Banking Offices. These services will include back office operations, investment portfolio management, credit administration and review, human resources, training and strategic planning. By the end of 1998, Florida Banks expects to hire a Human Resources Officer as well as a Chief Lending Officer. Until that time, Mr. Hughes will serve as Florida Banks' Chief Lending Officer, and a human resources officer at First National will provide human resources support for Florida Banks.

         Florida Banks intends to use First National's facilities for its data processing, operational and back office support activities. The Community Banking Offices will utilize the operational support provided by First National to perform account processing, loan accounting, loan support, network administration and other functions. First National has developed extensive procedures for many aspects of its operations, including operating procedures manuals and audit and compliance procedures. Specific operating procedures for the Community Banking Offices have been developed from the procedures that are currently utilized by First National. Management believes that First National's existing operations and support management will be capable of providing continuing operational support for all of the Community Banking Offices.

         Outsourcing. Management of Florida Banks believes that by outsourcing certain functions of its back room operations, it can realize greater efficiencies and economies of scale. In addition, various products and services, especially technology-related services, can be offered through third-party vendors at a substantially lower cost than the costs of developing these products internally.


         First National is currently utilizing M&I Data Services, Inc. ("M&I") to provide its core data processing and certain customer products, and Florida Banks expects to continue this contract upon consummation of the Merger. In addition to account level processing for loans and deposits, First National also utilizes M&I for computer network support, proof of deposit processing, on-line support, telephone and PC banking services, cash management, automated clearing house services and consulting services. See "Information About Florida Banks--Data Processing."

         Credit Administration. Florida Banks will oversee all credit operations while still granting local authority to each Community Banking Office. The Chief Credit Officer of Florida Banks is Richard B. Kensler who, prior to joining Florida Banks, had served as a senior credit officer with Signet Banking Corporation since 1987. Mr. Kensler has experience in the Florida market as he served as a Relationship Manager and Special Assets Manager for Sun Banks of Florida, Inc. in Orlando from 1972 to 1980. Florida Banks' Chief Credit Officer will be primarily responsible for maintaining a quality loan portfolio and developing a strong credit culture throughout the entire organization. The Chief Credit Officer will be responsible for developing and updating the credit policy and procedures for the organization. In addition, he will work closely with each lending officer at the Community Banking Offices to ensure that the business being solicited is of the quality and structure that fits Florida Banks' desired risk profile. Credit quality will be controlled through uniform compliance to credit policy. Florida Banks' risk-decision process will be actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability.


         Florida Banks' credit approval process will consist of specific authorities granted to the lending officers. Loans exceeding a particular lending officer's level of authority will be reviewed and considered for approval by the next level of authority. The Chief Credit Officer has ultimate credit decision-making authority, subject to review by the Chief Executive Officer and the Florida Banks Board. Risk management will require active involvement with Florida Banks' customers and active management of Florida Banks' portfolio. The Chief Credit Officer will review Florida Banks' credit policy with the local management teams at least annually but more frequently if necessary. The results of these reviews will then be presented to the Florida Banks Board. The purpose of these reviews will be to attempt to ensure that the credit policy remains compatible with the short and long-term business strategies of Florida Banks. The Chief Credit Officer will also generally require all individuals charged with risk management to reaffirm their familiarity with the credit policy annually.

MANAGEMENT OF FLORIDA BANKS

         Executive Officers and Directors

         The following table sets forth information concerning Florida Banks' executive officers, directors and significant employees upon completion of the Florida Banks IPO and consummation of the Merger.


NAME                                                       POSITION(1)
----                                                       --------
M.G. Sanchez..................................... Chairman of the Board
Charles E. Hughes, Jr............................ President, Chief Executive Officer and Director
T. Edwin Stinson, Jr............................. Chief Financial Officer(2)
Nancy E. LaFoy................................... Secretary, Treasurer and Director(2)
Richard B. Kensler............................... Chief Credit Officer
John S. McMullen................................. President of the Tampa Market and Director(3)
Donald D. Roberts................................ President of the Jacksonville Market
T. Stephen Johnson............................... Vice Chairman of the Board
Clay M. Biddinger................................ Director
P. Bruce Culpepper............................... Director
J. Malcolm Jones, Jr............................. Director
W. Andrew Krusen, Jr............................. Director(4)
Wilford C. Lyon, Jr.............................. Director
David McIntosh................................... Director

----------------------


(1) The Florida Banks Board is divided into three classes, designated Class I, Class II and Class III. See "--Board of Directors."
(2) Upon completion of the Florida Banks IPO and the Merger, Mr. Stinson will be named Chief Financial Officer, Secretary and Treasurer of Florida Banks. Accordingly, Ms. LaFoy will resign as Secretary and Treasurer of Florida Banks, but will remain a member of the Florida Banks Board.
(3) Upon completion of the Florida Banks IPO and the Merger, Mr. McMullen will be named President of the Tampa Market and will become a Director of Florida Banks.
(4) Upon completion of the Florida Banks IPO and the Merger, Mr. Krusen will become Director of Florida Banks.


         M. G. Sanchez, age 63, has served as Chairman of the Board and a Class II Director of Florida Banks since February 1998. Prior to his service with Florida Banks, Mr. Sanchez worked independently as a bank management consultant, periodically performing contract work with TSJ&A. From 1986 to 1997, Mr. Sanchez has served as President and Chief Executive Officer of The FBF Management Group, a provider of management consulting services to banks in Florida. Prior to his service with The FBF Management Group, from 1979 to 1986, Mr. Sanchez served as the President and Chief Executive Officer of First Bankers Corporation of Florida, a bank holding company with nine subsidiary banks in Florida that was acquired by First Union Corporation in 1986. Mr. Sanchez has also served as a Member of the Board of Directors for the Miami branch of the Federal Reserve Bank of Atlanta and a Member of the Governors Advisory Committee on Interstate Banking. Mr. Sanchez is also a past National President of Robert Morris Associates, the association of bank loan and credit officers. Mr. Sanchez serves on the Advisory Board at the College of Business at the University of Florida and is a former President of Gator Boosters, Inc. at the University of

Florida. Upon completion of the Florida Banks IPO and the Merger, Mr. Sanchez will serve as Chairman of the Board of the Directors of Florida Bank, N.A.

     Charles E. Hughes, Jr., age 54, has served as President, Chief Executive Officer and a Class III Director of Florida Banks since January 1998. Prior to his appointment as President and Chief Executive Officer and election as Director, Mr. Hughes served as Chairman of the Board, President and Chief Executive Officer of SouthTrust Bank of Florida, N.A. ("SouthTrust"). At SouthTrust, Mr. Hughes was responsible for negotiating bank acquisitions in Florida and overseeing the entire Florida operations for SouthTrust. Prior to joining SouthTrust, Mr. Hughes served as Executive Vice President and Chief Financial Officer of Baptist Health System, Inc., a hospital management corporation from 1990 to 1992. Prior to Baptist Health System, Inc., Mr. Hughes served as Executive Vice President of Florida National Banks of Florida, Inc. and President of Florida National Bank in Jacksonville from 1983 until Florida National Bank merged with First Union National Bank in 1990. Mr. Hughes is a past Chairman and a present member of the Board of Trustees of the Jacksonville Chamber of Commerce. Upon consummation of the Merger, Mr. Hughes will serve as President and Chief Executive Officer of Florida Bank, N.A.


     T. Edwin Stinson, Jr., age 45, has served as Executive Vice President, Chief Operating Officer and as a director of First National since 1993. Prior to his service with First National, Mr. Stinson served as the President of Florida State Bank and Emerald Coast State Bank in Northwest Florida. Mr. Stinson has been involved in the banking industry since 1978. Upon completion of the Florida Banks IPO and the Merger, Mr. Stinson will serve as the Secretary, Treasurer and Chief Financial Officer of Florida Banks and Secretary and Chief Financial Officer of Florida Bank, N.A.

     Nancy E. LaFoy, age 43, has served as a Class I Director of Florida Banks since its inception and as Secretary and Treasurer of Florida Banks since January 1998. Ms. LaFoy has served as Senior Vice President of TSJ&A since 1987. Prior to her service with TSJ&A, Ms. LaFoy served as Assistant Vice President with Wachovia Corporation in Atlanta, Georgia, formerly First National Bank of Atlanta, from 1984 to 1987. Ms. LaFoy has been involved in the banking industry since 1977. Upon the completion of the Florida Banks IPO and the Merger, Ms. LaFoy will resign from her position as Secretary and Treasurer of Florida Banks but will remain a director of Florida Banks.

        Richard B. Kensler, age 48, has served as the Chief Credit Officer of Florida Banks since April 1998. Prior to his service with Florida Banks, Mr. Kensler had served as a senior credit officer for Signet Banking Corporation since 1987. Mr. Kensler's banking career began in the Florida market when he served as an Assistant Vice President and Special Assets Manager for Sun Banks of Florida, Inc. in Orlando from 1972 to 1980.

         John S. McMullen, age 54, has served as President and Chief Executive Officer of First National since 1992. Prior to First National Bank of Tampa, Mr. McMullen served as Senior Vice President of Corporate Banking in Tampa from 1990 to 1992 and Area Executive Vice President for Pinellas County of First Florida Bank, N.A. from 1985 to 1990. Mr. McMullen also held various senior officer positions with First Florida Bank in Tampa since 1970. Mr. McMullen serves as a director of Merchants Association of Florida, Inc. and Tampa Downtown Partnership. Upon the completion of the Florida Banks IPO and the Merger, Mr. McMullen will be appointed as a Director of Florida Banks and Florida Bank, N.A. and will be named President of the Tampa Market.


        Donald D. Roberts, age 49, has served as President of the Jacksonville Market since April 1998. Prior to his service with Florida Banks, Mr. Roberts served as President and Chief Executive Officer of Barnett Bank, N.A., Lake County, Florida since 1993. Prior to his service in Lake County, he served as President and

Chief Executive Officer of Barnett Bank of Atlanta from 1990 through 1994. During his 13 year tenure with Barnett Banks, he served in several positions, including Executive Vice President in charge of the Corporate Banking Group.


        T. Stephen Johnson, age 48, has served as a Class I Director of Florida Banks since its inception in October 1997, and as its Vice Chairman since February 1998. Mr. Johnson has served as the Chairman of the Board of T. Stephen Johnson & Associates, Inc. ("TSJ&A"), a financial services consulting firm, since its inception in 1987. TSJ&A specializes in mergers, acquisitions and regulatory consulting for financial institutions. Mr. Johnson currently serves as chairman of the board of directors of NetB@nk, Inc. a publicly traded company. In addition, he is the principal owner of Bank Assets, Inc., a provider of benefit programs for directors and officers of banks.

        Clay M. Biddinger, age 42, has served as a Class II Director of Florida Banks since April 1998. Since 1991, Mr. Biddinger has served as Chairman of the Board and sole shareholder of CMB Holdings, Inc. Mr. Biddinger served as president, chief executive officer and director of Sun Financial Group, Inc., Tampa, Florida ("Sun") from its founding in 1981 through June 1998. In October 1995, Sun was sold to GATX Corporation, a publicly traded corporation. In addition, since 1995 Mr. Biddinger has served as a Director of Centron DPL Company, a wholly-owned subsidiary of GATX Corporation. Mr. Biddinger is a member of the Executive Committee of Dominion Financial Group International, LDC, a merchant banking company which provides investment capital to various emerging business enterprises. Mr. Biddinger is the past Founding Chairman and a present member of the Council of Growing Companies. Mr. Biddinger also serves on the boards of directors of various charitable organizations.


        P. Bruce Culpepper, age 56, has served as a Class III Director of Florida Banks since April 1998. Mr. Culpepper has been an attorney with the Florida-based law firm of Akerman, Senterfitt & Eidson, P.A. since 1997. Prior to 1997, Mr. Culpepper was a partner with the law firm of Pennington, Culpepper, P.A. from 1992 to 1997.

        J. Malcolm Jones, Jr., age 45, has served as a Class I Director of Florida Banks since April 1998. Since 1997, Mr. Jones has been Senior Vice President of St. Joe Corporation, a publicly traded paper and forestry concern, and from 1995 to 1997, Mr. Jones served as St. Joe Corporation's Vice President and Chief Financial Officer. Mr. Jones formerly served as President, Chief Executive Officer and Vice Chairman of the Board of Florida Bank, a Florida savings bank from 1990 to 1994. Mr. Jones also serves on the board of directors of Holmes Lumber Company.


        W. Andrew Krusen, Jr., age 50, has served as Chairman of the Board of First National Bank of Tampa since 1991. Since 1988, Mr. Krusen has served as Chairman of the Board of Dominion Energy and Minerals Corporation, an oil and gas concern, and is Chairman of the Executive Committee of Dominion Financial Group International, LDC, a merchant banking company which provides investment capital to various emerging business enterprises. He also serves as a director of General Group Holdings, Inc., a family controlled business involved in real estate development, construction, leasing and manufacturing. Mr. Krusen is also a director of publicly traded Northstar Energy Inc., Memry Corporation and Raymond James Trust Company. Mr. Krusen will become a director of Florida Banks upon the completion of the Florida Banks IPO and the Merger.


        Wilford C. Lyon, Jr., age 63, has served as a Class II Director of Florida Banks since April 1998. Prior to his service with Florida Banks, Mr. Lyon served as Chairman of the Board and Chief Executive Officer of the Independent Insurance Group, Inc., a publicly traded company. Mr. Lyon retired from that position on February 29, 1996 when the company merged with the American General Corporation, a publicly traded company. Mr. Lyon has also served on the Board of Florida National Banks of Florida, Inc. from 1983 to 1990 when it merged with First Union National Bank of Florida; and thereafter he served on the Board of First Union National Bank of Florida until 1991. Mr. Lyon is active in community affairs, having served as Chairman of the Jacksonville Chamber of Commerce and Past-District Governor of Rotary International.


        David McIntosh, age 51, has served as a Class III Director of Florida Banks since April 1998. Prior to his service with Florida Banks, Mr. McIntosh served as the Chief Executive Officer of Gunster, Yoakley, Valdes-Fauli & Stewart, P.A., a 150-attorney law firm based in West Palm Beach, since 1984. Effective March 31, 1998, Mr. McIntosh retired from his position as Chief Executive Officer but will remain as a consultant to the firm through December 1998 to assist in the transition and search for a successor. Over the past two years, Mr. McIntosh has served as Chairman of the Governor's Task Force on Telecommunications, Chairman of the Florida Intangible Tax Task Force, Chairman of Florida TaxWatch and Chairman of the Advisory Board of the College of Business at Florida Atlantic University. Since 1980, Mr. McIntosh has served as a member of the board of directors of the University of Florida Foundation and is also a past President of the Foundation.


        Florida Banks Board

        The number of directors of Florida Banks is currently fixed at nine. The Florida Banks Articles and the Florida Banks Bylaws provide for the Florida Banks Board to consist of not less than two, nor more than twenty-five persons, with the precise number to be determined from time to time by the Florida Banks Board. The directors are divided into three classes, designated Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Florida Banks Board. The term of Florida Banks' initial Class I Directors expires at Florida Banks' annual meeting of shareholders in 1999; the term of Florida Banks' initial Class II Directors expires at Florida Banks' annual meeting of shareholders in 2000; and the term of Florida Banks' initial Class III Directors expires at Florida Banks' annual meeting of shareholders in 2001. At each annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. If the number of directors is changed, an increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no event will a decrease in the number of directors shorten the term of any incumbent director. Any director elected to fill a vacancy will be elected for a term of office to expire at the next annual meeting of shareholders. If a director is removed from office, the resulting vacancy on the Florida Banks Board will be filled by the vote of at least seventy-five percent (75%) of the outstanding shares of Florida Banks Common Stock. Any other vacancy on the Florida Banks Board may be filled by a majority vote of the remaining directors then in office or by action of the shareholders. Any director may be removed, with or without cause, at any regular or special meeting of shareholders called for that purpose.

        The effect of the classified Florida Banks Board is to make it more difficult for a person, entity or group to effect a change in control of Florida Banks through the acquisition of a large block of Florida Banks' voting stock. The executive officers of Florida Banks serve at the pleasure of the Florida Banks Board.


        The Florida Banks Board has an Executive Committee, an Audit Committee and a Compensation Committee. In accordance with the Florida Banks Bylaws, the Executive Committee, which is currently comprised of Charles E. Hughes, Jr., T. Stephen Johnson, J. Malcolm Jones, Jr., Wilford C. Lyon, Jr. and M.G. Sanchez, exercises the authority of the Florida Banks Board between regular meetings of the Florida Banks Board. The Audit Committee, which is currently comprised of P. Bruce Culpepper, Wilford C. Lyon, Jr. and David McIntosh, reviews and makes recommendations to the Florida Banks Board on Florida Banks' audit procedures and independent auditors' report to management and recommends to the Florida Banks

Board the appointment of the independent auditors for Florida Banks. The Compensation Committee, currently comprised of Clay M. Biddinger, J. Malcolm Jones, Jr. and David McIntosh, reviews and makes recommendations to the Florida Banks Board with respect to the compensation of officers of Florida Banks and will assist the Board in the administration of Florida Banks' 1998 Stock Option Plan.


         Executive Compensation

         For the fiscal year ended December 31, 1997, Florida Banks was in a development stage and no one served as the Chief Executive Officer of Florida Banks during that period. Charles E. Hughes, Jr. entered into an employment agreement with Florida Banks in January 1998, the terms of which are discussed below. Accordingly, no compensation was paid during the fiscal year ended December 31, 1997.

         Employment Agreements


         Florida Banks and Charles E. Hughes, Jr. have entered into an employment agreement (the "Employment Agreement") which provides that Mr. Hughes will serve as the President and Chief Executive Officer of Florida Banks and as President and Chief Executive Officer of Florida Bank, N.A. upon completion of the Merger and the Florida Banks IPO. Mr. Hughes also serves as a member of the Florida Banks Board and will serve on the board of directors of Florida Bank, N.A. after the closing of the Florida Banks IPO. The Employment Agreement has a three-year term and provides for a minimum annual base salary of $220,000 until the closing of the Florida Banks IPO and an annual base salary of $250,000 subsequent to the completion of the Merger and the Florida Banks IPO. In addition to the compensation to be paid under the terms of the Employment Agreement, the Board will issue an option to Mr. Hughes to purchase 80,000 shares of Florida Banks Common Stock at the IPO Price. This option will be exercisable for a period of ten years.


         After the closing of the Florida Banks IPO, in the event of a "change in control" of Florida Banks (as defined in the Employment Agreement), Mr. Hughes will be entitled to give written notice to Florida Banks of termination of the Employment Agreement and to receive a cash payment equal to approximately 300% times the compensation received by Mr. Hughes in the one-year period immediately preceding the change in control.


         In the event that the Florida Banks Board determines in its sole discretion that Florida Banks is unable to close the Florida Banks IPO, then the Florida Banks Board may terminate the Employment Agreement at any time during its term without notice upon the condition that Mr. Hughes will be entitled, as liquidated damages, to be paid the sum of $100,000. The Employment Agreement may be terminated by the Florida Banks Board without notice and without further obligation than for monies already paid, if Mr. Hughes is terminated for Cause (as that term is defined in the Employment Agreement). Upon thirty days' written notice to Mr. Hughes, First National may terminate the Employment Agreement without Cause upon the condition that Mr. Hughes will be entitled to the same compensation as he would have been entitled to receive in the event of a change of control of Florida Banks. Likewise, Mr. Hughes may upon thirty days' written notice to Florida Banks terminate the Employment Agreement without Cause. In the event of termination by Mr. Hughes, Florida Banks will have no further obligation than for monies paid and Florida Banks will be entitled to enforcement of the non-compete and non-solicitation provisions. After the closing of the Florida Banks IPO, in the event of Mr. Hughes' death, Florida Banks will pay to Mr. Hughes' designated beneficiary an amount equal to Mr. Hughes' base salary through the end of the month in which Mr. Hughes' death occurred. The Employment Agreement also provides a non-compete provision which provides that in the event of termination of employment without cause under the Employment Agreement by Mr. Hughes pursuant to the giving of notice by Mr. Hughes, Mr. Hughes has agreed that for a period of twelve months after such termination date, Mr. Hughes shall not, without the prior written consent of Florida Banks, within Duval County, Florida either directly or indirectly, serve as an executive officer of any bank, bank holding company or other financial institution.

         Florida Banks anticipates entering into employment agreements with John
S. McMullen and T. Edwin Stinson, Jr. The agreements provide for three year terms commencing upon the closing of the Florida Banks IPO. Mr. McMullen's employment agreement provides for an annual base salary of $135,000 and the grant of options to purchase 60,000 shares of Florida Banks Common Stock at the first Florida Banks Board meeting subsequent to the closing of the Florida Banks IPO. In addition, Mr. McMullen's employment agreement provides that his title following the Merger and the Florida Banks IPO will be President of the Tampa Market. Mr. Stinson's employment agreement provides for an annual base salary of $117,000 and the grant of options to purchase 39,999 shares of Florida Banks Common Stock at the first Florida Banks Board meeting subsequent to the closing of the Florida Banks IPO. Upon the consummation of the Florida Banks IPO, Mr. Stinson's title will be Chief Financial Officer of Florida Banks. The options to be granted under both Mr. McMullen's and Mr. Stinson's employment agreements will be exercisable at the IPO Price. In the event of a "change in control" (as defined in their respective agreements) of Florida Banks, both agreements provide that Mr. Stinson and Mr. McMullen may elect to give written notice to Florida Banks of termination of their respective agreements and to receive a cash payment equal to approximately 300% times the compensation received by them in the one year period immediately preceding the change in control. Each of Mr. McMullen's and Mr. Stinson's employment agreements contain a non-compete provision that provides that in the event of termination of employment without cause, both Mr. McMullen and Mr. Stinson have agreed that for a period of twelve months after such termination date, Mr. McMullen and Mr. Stinson will not, without the prior written consent of Florida Banks, within Hillsborough and Pinellas Counties, Florida either, directly or indirectly, serve as an executive officer of any bank, bank holding company or other financial institution.

         Florida Banks also anticipates entering into employment agreements with Donald D. Roberts and Richard B. Kensler. Mr. Roberts' employment agreement provides that he will serve as the President of the Jacksonville Market for a three year term. Mr. Roberts' employment agreement further provides for an annual base salary of $130,000 and the grant of options to purchase 20,000 shares of Florida Banks Common Stock at the first Florida Banks Board meeting subsequent to the completion of the Florida Banks IPO. Mr. Kensler's employment agreement provides that he will serve as the Chief Credit Officer of Florida Banks for a three-year term. Mr. Kensler's employment agreement further provides for an annual base salary of $110,000 and the grant of options to purchase 20,000 shares of Florida Banks Common Stock at the first Florida Banks Board meeting subsequent to the completion of the Florida Banks IPO. Both Mr. Roberts' and Mr. Kensler's employment agreements contain "change in control," termination, and non-compete provisions similar to those discussed above in the Employment Agreement.

         Stock Option Plan

         In March 1998, the Florida Banks Board adopted the Florida Banks, Inc. 1998 Stock Option Plan (the "1998 Plan") to promote Florida Banks' growth and financial success. Options may be granted under the 1998 Plan to Florida Banks' directors, officers and employees, as well as certain consultants and advisors. The 1998 Plan contemplates the grant of non-qualified stock options and incentive stock options as defined in Code Section 422. The 1998 Plan is not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The 1998 Plan provides for option grants to purchase up to an aggregate of 900,000 shares of Florida Banks Common Stock, subject to adjustment under certain circumstances (the "Option Shares"). The aggregate fair market value (determined at the time the option is granted) of the shares of Florida Banks Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during a calendar year may not exceed $100,000. This limitation does not apply to non-qualified stock options. The 1998 Plan will expire upon the earlier to occur of: (i) the date on which all Option Shares have been issued upon exercise of options under the 1998 Plan; or (ii) the tenth anniversary of the 1998 Plan's effective date. The 1998 Plan will be administered by the Florida Banks Board or by a Stock Option Committee appointed by the Florida Banks Board and consisting of least two non-employee Florida Banks Board members. The exercise price of options granted under the 1998 Plan will be determined by the Florida Banks Board, but will in no event be less than 100% of the Market Price (as defined in the 1998 Plan) of one share of Florida Banks Common Stock on the option grant date (110% in the case of a Ten Percent Owner, as defined in the 1998 Plan); provided, however, that non-qualified stock options may be granted at an exercise price of no less than 75% of the Market Price of the Florida Banks Common Stock on the date of grant. Vested options under the 1998 Plan may be exercised in whole or in part, but in no event later than ten (10) years from the grant date (five years in the case of an incentive stock option granted to a Ten Percent Owner). If the optionee of an incentive stock option during his or her lifetime ceases to be an officer, director, or employee of Florida Banks or any subsidiary of Florida Banks for any reason other than his or her death or total disability, any option or unexercised portion thereof which is exercisable on the date the optionee ceases employment will expire three months following the date the optionee ceases to be an officer, director or employee of Florida Banks or of a subsidiary of Florida Banks, but in no event after the term provided in the optionee's option agreement. If an optionee dies or becomes totally disabled while he or she is an officer, director or employee of Florida Banks or of a subsidiary of Florida Banks, the option may be exercised by a legatee or legatees of the optionee under his or her last will or by his or her personal representative or representatives at any time within one year following his or her death or total disability, but in no event after the term provided in his or her option agreement. The foregoing limitations with respect to termination of employment or death do not apply to optionees of non-qualified stock options. Options granted under the 1998 Plan will only be assignable or transferable by the optionee by will or the laws of descent and distribution. During the optionee's lifetime, options are only exercisable by him or her. The Florida Banks Board may at any time terminate, modify or amend the 1998 Plan in any respect, except that without shareholder approval the Florida Banks Board may not (i) increase the number of Option Shares, (ii) extend the period during which options may be granted or exercised, (iii) change the class of 1998 Plan participants, or (iv) otherwise materially modify the requirements as to eligibility for participation in the 1998 Plan. In no event will the termination, modification or amendment of the 1998 Plan, without the written consent of an optionee, affect his or her rights under an option or right previously granted to him or her. The 1998 Plan was approved by the Florida Banks shareholders on June 4, 1998.


         Compensation of Directors


         Directors of Florida Banks and Florida Bank, N.A. will not receive any compensation based on their attendance at board meetings until Florida Bank, N.A. is profitable for three consecutive quarters. Upon consummation of the Florida Banks IPO, directors of Florida Banks will be entitled to receive stock option awards under the 1998 Plan. In addition, members of the Florida Banks Board will be reimbursed for out-of-pocket expenses incurred in connection with attendance at Board meetings. The members of the local advisory boards of directors will receive compensation in a format to be determined by the Florida Bank, N.A. Board. Such compensation may be incentive-based and include cash and options to purchase Florida Banks Common Stock.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FLORIDA BANKS


         The following table sets forth information with respect to the beneficial ownership of shares of the Florida Banks Common Stock as of July 2, 1998, and as adjusted to reflect the sale of the shares offered in the

Florida Banks IPO and in connection with the Merger, with respect to (i) each director of Florida Banks; (ii) each person, including any "group" as that term is used in Section 13(d)(3) of the Exchange Act, who is known by Florida Banks to own beneficially more than 5% of the outstanding shares of the Florida Banks Common Stock; and (iii) all directors and executive officers of Florida Banks as a group. Unless otherwise indicated, each shareholder has sole voting and investment power with respect to the indicated shares.



                                                                                            Beneficial Ownership
                                                       Beneficial Ownership                   After the Merger
                                                  Prior to the Florida Banks IPO         and the Florida Banks IPO
                                                  ------------------------------         -------------------------


                                                     Common                            Common
           Name of Beneficial Owner                 Stock (1)           Percent         Stock           Percent(2)
           ------------------------                -----------          -------        -------          ----------
Clay M. Biddinger.............................           --               *                 --                 *
P. Bruce Culpepper............................           --               *                 --                 *
Charles E.  Hughes, Jr........................       80,000            21.2%           160,000(3)            2.8%
T. Stephen Johnson............................       93,750(4)         24.8            177,250(5)            3.1
J. Malcolm Jones, Jr..........................           --               *                 --                 *
W. Andrew Krusen, Jr..........................           --               *            127,076(6)            2.2
Richard B. Kensler............................           --               *                 --                 *
Nancy E. LaFoy................................       10,000             2.6             20,000(7)              *
Wilford C. Lyon, Jr...........................           --               *                 --                 *
David McIntosh................................           --               *                 --                 *
John S. McMullen..............................           --               *            224,773(8)            4.0
Donald D. Roberts                                        --               *                 --                 *
M.G. Sanchez..................................       70,000            18.5            140,000(9)            2.5
T. Edwin Stinson, Jr..........................           --               *             94,506(10)           1.7
Robin C. Kelton...............................       22,500             6.0             45,000(11)             *
Bank Julius Baer & Co., Ltd...................       24,000             6.4             48,000(12)             *
All executive officers and directors as a group
(14 persons)..................................      253,750            67.2%           943,605(13)          16.0%



--------------------------
*Less than 1%.

(1) Pursuant to the rules of the Commission, the determinations of "beneficial ownership" of shares are based upon Rule 13d-3 under the Exchange Act, which provides that shares will be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of, shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. Shares that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) The percentages are based upon the aggregate number of shares of Florida Banks Common Stock issued and outstanding as of July 2, 1998, as adjusted to reflect 4,000,000 shares issuable pursuant to the Florida Banks IPO (assuming no exercise of the underwriters' overallotment option) and an estimated 1,250,000 shares issuable pursuant to the Merger (assuming an $11.00 initial public offering price of the Common Stock in the Florida Banks IPO, the mid-point of the estimated range) and 2,065,000 shares of First National's Common Stock outstanding immediately prior to consummation of the Merger.

(3) Includes 80,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO.
(4) Includes 13,500 shares which are owned by Mr. Johnson's wife, 10,250 shares held by Mr. Johnson's wife as a custodian for their children, and 250 shares held by Mr. Johnson as a custodian for his nephew.
(5) Includes 70,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO and 13,500 shares issuable upon the exercise of immediately exercisable options to be granted to Mr. Johnson's wife simultaneous with the closing of the Florida Banks IPO.

(6) Includes 40,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO and 87,076 shares issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger.
(7) Includes 10,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO.

(8) Comprised of shares issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger. Does not include 60,000 shares issuable upon the exercise of options to be granted at the first Florida Banks Board meeting subsequent to the closing of the Florida Banks IPO, which option will not be exercisable within 60 days of the date of this Proxy Statement-Prospectus.
(9) Includes 70,000 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO.
(10) Comprised of shares issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger. Does not include 39,999 shares issuable upon the exercise of options to be granted at the first Board of Directors meeting subsequent to the closing of the Florida Banks IPO which will not be exercisable within 60 days of the date of this Proxy Statement-Prospectus.
(11) Includes 22,500 shares issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO.
(12) Includes immediately exercisable warrants to purchase 24,000 shares at the IPO price.
(13) Includes 283,500 shares upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO and 406,355 shares upon conversion and exchange of shares of First National Common Stock pursuant to the Merger.


FACILITIES

         Florida Banks' offices are located at 4110 Southpoint Boulevard, Suite 212, Southpoint Square II, Jacksonville, Florida 32216. Florida Banks' offices will be relocated to the Jacksonville Community Banking Office, when opened. Initially, it is expected that the bulk of Florida Banks' operations will be conducted from First National's offices in Tampa, utilizing First National's existing personnel.

EMPLOYEES

         Florida Banks presently employs four persons on a full-time basis. Florida Banks will hire additional persons as needed to support its growth.

LEGAL PROCEEDINGS

         From time to time Florida Banks may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Proxy Statement-Prospectus, Florida Banks is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on Florida Banks.

MONETARY POLICIES

         The results of operations of Florida Banks will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Florida Banks.

CERTAIN TRANSACTIONS


         TSJ&A has provided consulting services during the organization and formation of Florida Banks. T. Stephen Johnson, Vice-Chairman of Florida Banks, is the President of TSJ&A and Nancy E. LaFoy, Secretary and Treasurer of Florida Banks, is the Senior Vice President of TSJ&A. Specific responsibilities undertaken by TSJ&A include assisting management of Florida Banks in the formation of Florida Banks' business plan with the concurrence of management, conducting a feasibility analysis, drafting proposed administrative and operational procedures, and preparing the necessary regulatory filings for approval of the formation of Florida Banks and its acquisition of First National. As compensation for its services, TSJ&A has been paid a monthly fee of $15,000 for the six-month period commencing in January 1998 and ending in June 1998. In addition, TSJ&A will receive a finder's fee in connection with the acquisition of First National of $137,500 (one percent of the aggregate purchase price), which finder's fee shall be paid from the proceeds of the Florida Banks IPO. Furthermore, Florida Banks temporarily operated out of premises leased by TSJ&A and made available to Florida Banks. These premises are located at 9755 Dogwood Road, Suite 310, Roswell, Georgia 30075. Florida Banks paid no consideration to TSJ&A for the use of such offices.



         Mr. Robin C. Kelton, who beneficially owns greater than five percent of the outstanding shares of Florida Banks Common Stock (prior to the issuance of the shares in connection with the Florida Banks IPO), serves as the Chairman of the Board of Directors of Kelton International Limited, an Underwriter in the Florida Banks IPO. Kelton International Limited received a fee of $45,450 for its services as placement agent in connection with the issuance of units consisting of shares of Common Stock, Preferred Stock and warrants to purchase shares of Common Stock (the "Units") to certain foreign investors on February 3, 1998. The Units were issued in a private placement in reliance upon the exemption from the registration provisions of the Securities Act provided under Rule 506 promulgated thereunder. In addition, on February 11, 1998, Mr. Kelton purchased 22,500 shares of Florida Banks Common Stock at a purchase price of $.01 per share. It is anticipated that upon the consummation of the Florida Banks IPO, Mr. Kelton will receive immediately exercisable options to purchase 22,500 shares of Florida Banks Common Stock with an exercise price equal to the IPO Price.


         First National has extended loans from time to time to certain of its directors, their associates and members of the immediate families of the directors and executive officers of First National. These loans have been made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with First National, and did not involve more than the normal risk of collectibility or present other unfavorable features. Once First National becomes a wholly-owned subsidiary of Florida Banks, First National may extend similar loans from time to time to certain of Florida Banks directors and executive officers, their associates and members of the immediate families of the directors and executive officers of Florida Banks.

                        INFORMATION ABOUT FIRST NATIONAL

GENERAL

         First National commenced operations in July 1988 under the name Enterprise National Bank of Tampa, as a full service commercial bank in Tampa, Florida. In 1993, First National changed its name to First National Bank of Tampa. First National leases its facilities in the First National Plaza, located in downtown Tampa.

         First National offers a variety of loan products, including commercial loans, real estate loans, home equity loans, consumer/installment loans, SBA loans and credit cards. First National also offers a broad range of interest-bearing and noninterest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit. In addition, First National provides such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, bank-by-mail services, direct deposit, courier service, telephone banking and PC Banking. See "Information About Florida Banks--Strategy of Florida Banks--Products and Services."

HISTORY OF FIRST NATIONAL

         First National was incorporated in 1988 under the name Enterprise National Bank of Tampa. The operating strategies and tactics employed by the former management of Enterprise National Bank of Tampa were largely unsuccessful. Loan losses, poor credit quality, low net interest margins and high overhead expenses resulted in substantial losses during First National's early years. In 1991, the OCC informed the First National Board and management of First National that First National's condition had deteriorated significantly. The OCC observed that First National's loan portfolio evidenced deterioration in quality, with increasing levels of delinquent and non-performing loans. Moreover, in the opinion of the OCC, First National's lending practices evidenced poor underwriting and ineffective loan administration. In addition, the OCC reported that First National's credit administration and loan review functions as well as the methodology utilized in evaluating the adequacy of the allowance for loan losses required improvement. As a consequence of the foregoing, in December 1991, First National was required to enter into a Formal Agreement with the OCC dated December 18, 1991, pursuant to which First National agreed to take certain remedial actions to improve its condition and operating performance and to address certain identified deficiencies (the "Formal Agreement"). The Formal Agreement with the OCC was terminated on July 18, 1994, due to First National's substantially improved condition.


         The provisions of the Formal Agreement prescribed the corrective actions and remedial measures deemed necessary by the OCC to correct deficiencies and regulatory violations in First National and return it to a safe and sound condition. Among the provisions of the Formal Agreement were requirements to formalize the compliance process, implement a strategic plan, formulate certain policies and procedures and maintain certain capital levels.


         In 1992, the First National Board, as a result of First National's financial difficulties, effected a substantial reorganization of the key management positions by hiring John S. McMullen as President and Chief Executive Officer and T. Edwin Stinson, Jr. as acting Chief Financial Officer. Since the reorganization, First National's management team has remained relatively unchanged.


         First National suffered significant loan problems in the years 1988 through 1992. Net charge-offs due to nonperforming loans were approximately $2.6 million. Lending policies and procedures were revised in 1992 as part of the reorganization and the addition of the new management team. First National's lending activities were refocused on the small business sector while avoiding speculative real estate and other higher risk credits. First National's current portfolio primarily consists of commercial and commercial real estate loans including SBA loans. Currently, problem loans represent a negligible part of First National's total loans.

         In 1993, as required by the Formal Agreement, First National raised $1.6 million in equity capital through an offering of its common stock (the "1993 Offering"). The 1993 Offering was completed in November 1993. Notwithstanding this infusion of additional capital, First National's growth since the 1993 Offering has been limited by its capital, and Bank management has primarily focused on increasing its capital through the retention of earnings rather than expansion. On July 18, 1994, after successfully recapitalizing First National in November 1993, restructuring the First National Board and management and significantly improving First National's performance and asset quality of its loan portfolio, the First National Board was notified by the OCC that the Formal Agreement was terminated.

ASSET/LIABILITY MANAGEMENT

         First National's objective is to manage assets and liabilities to provide a satisfactory, consistent level of consistent operating profitability within the framework of established cash, loan, investment, borrowing and capital policies. The Chief Operating Officer of First National is primarily responsible for monitoring policies and procedures that are designed to maintain an acceptable composition of the asset/liability mix, while adhering to prudent banking practices. It is the overall philosophy of management to support asset growth primarily through growth of core deposits. Management intends to continue to invest the largest portion of Florida Bank, N.A. earning assets in commercial, industrial and commercial real estate loans.


         First National's asset/liability mix is monitored on a daily basis, with monthly reports presented to the First National Board.. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on First National's earnings. Management of Florida Banks intends to maintain an asset/liability mix policy similar to First National's current policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Interest Rate Sensitivity and Liquidity Management."


COMPETITION

         Competition among financial institutions in Florida and the Identified Markets is intense. Florida Banks and Florida Bank, N.A. will compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater resources and lending limits, more diversified and larger branch networks and are able to offer a wider range of products and services than Florida Banks and First National. Various legislative actions in recent years have led to increased competition among financial institutions. As a result of such actions, most barriers to entry to the Florida market by out-of-state financial institutions have been eliminated. Recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers through computer and telephone-based banking and similar services. In addition, with the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, financial institutions located outside of the State of Florida may now more easily enter the markets currently and proposed to be served by Florida Banks and Florida Bank, N.A. There can be no assurance that the United States Congress or the Florida Legislature or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on Florida Banks. Florida Banks' failure to compete effectively for deposit, loan and other banking customers in its market areas could have a material adverse effect on Florida Banks' business, future prospects, financial condition or results of operations. See "Information About Florida Banks--Strategy of Florida Banks--Market Expansion."

DATA PROCESSING


         First National currently has an agreement with M&I to provide its core processing and certain customer products, and Florida Banks expects to continue this contract upon consummation of the Merger. Florida Banks believes that M&I will be able to provide state-of-the-art data processing and customer service-related processing at a competitive price to support Florida Banks' future growth. Florida Banks believes the M&I contract to be adequate for its business expansion plans.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FIRST NATIONAL


         The following table sets forth, as of July 2, 1998 (a) the name and address of the persons known by First National to be beneficial owners of more than 5% of the shares of First National Common Stock and the name of each of First National's directors; (b) the number and percent of the shares of First National Common Stock owned by each such person and by all of the directors and executive officers of First National as a group and (c) the estimated number of shares of Florida Banks Common Stock each such person or group is expected to receive as a result of the Merger (assuming that such persons do not exercise their dissenters' rights), calculated by multiplying the number of shares of First National Common Stock beneficially owned by such person or group by the Exchange Ratio.



                                                                                          Beneficial Ownership of
                                                     Beneficial Ownership of             Florida Banks Common Stock
                                                   First National Common Stock                After the Merger
                                                   ---------------------------           --------------------------

           Name of Beneficial Owner                Shares(1)          Percent            Shares           Percent(2)
           ------------------------                ---------          -------            ------           ----------
W. Andrew Krusen, Jr..........................      143,850              7.0%          127,076(3)            2.2%
John S. McMullen..............................      371,325             18.0           224,773(4)            4.0
T. Edwin Stinson, Jr..........................      156,125              7.6            94,506(4)            1.7
William T. Baynard, Jr........................       98,000              4.7            59,322(4)            1.1
Robert V. Christiansen........................       29,500              1.4            17,857(4)              *
Beate F. Frank................................          575                *               348(4)              *
Ronald J. Peterson............................        8,500                *             5,145(4)              *
John K. Shepard...............................       98,000              4.7            59,322(4)            1.1
All Directors and Executive Officers as a
  group(8 persons)............................      905,875             43.9%          588,349(5)           10.4%


--------------------------
*Less than 1%.

(1) Pursuant to the rules of the Commission, the determinations of "beneficial ownership" of shares are based upon Rule 13d-3 under the Exchange Act, which provides that shares will be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of, shares or where a person has the right to acquire any such power within 60 days after the date such "beneficial ownership" is determined. Shares that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) The percentages are based upon the aggregate number of shares of Florida Banks Common Stock issued and outstanding as of July 2, 1998, as adjusted to reflected an estimated 4,000,000 shares issuable pursuant to the Florida Banks IPO and the estimated 1,250,000 shares of Florida Banks Common Stock issuable pursuant to the Merger (assuming an $11.00 IPO price, the mid-point of the estimated range) and the exchange of 2,065,000 shares of the First National Common Stock outstanding immediately prior to the consummation of the Merger.
(3) Includes 40,000 shares of Florida Banks Common Stock issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO and 87,076 shares of Florida Banks Common Stock issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger.
(4) Comprised of shares of Florida Banks Common Stock issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger.
(5) Comprised of 40,000 shares of Florida Banks Common Stock issuable upon the exercise of immediately exercisable options to be granted simultaneously with the closing of the Florida Banks IPO and 548,349 shares of Florida Banks Common Stock issuable upon conversion and exchange of shares of First National Common Stock pursuant to the Merger.


FACILITIES

    First National's offices are located at 100 West Kennedy Boulevard, Tampa, Florida 33602. First National occupies approximately 8,400 square feet in the building. Should First National require additional space for expansion, First National also has options for additional space at a pre-determined lease rate.

EMPLOYEES

    First National presently employs 26 persons on a full-time basis and three persons on a part-time basis, including ten officers. First National will hire additional persons as needed, including additional tellers and financial service representatives.

LEGAL PROCEEDINGS

    From time to time, First National may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date of this Proxy Statement-Prospectus, First National is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on First National.

MONETARY POLICIES

    The results of operations of First National are, and the results of operations of Florida Bank, N.A. will be, affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of First National or Florida Bank, N.A., respectively.

CERTAIN TRANSACTIONS

    As of March 31, 1998, Mr. W. Andrew Krusen, Jr., who serves as Chairman of the Board of First National, and his related interests are currently indebted to First National in the aggregate amount of $5,000. This indebtedness includes credit card loans and other loans made in the ordinary course of business with available unfunded commitments of $101,000.

    If the Merger is effected, Florida Bank, N.A. may extend loans from time to time to certain of Florida Banks' directors, their associates and members of the immediate families of the directors and executive officers of Florida Banks. These loans will be made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with Florida Banks or Florida Bank, N.A. and will not involve more than the normal risk of collectibility or present other unfavorable features.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

FLORIDA BANKS

        Florida Banks was incorporated on October 15, 1997 to acquire or establish a bank in Florida. Prior to the consummation of the Merger, Florida Banks will have no operating activities. The Merger will be consummated immediately before the closing of the Florida Banks IPO. Upon consummation of the Merger, former holders of First National Common Stock will own greater than 50% of the outstanding Florida Banks Common Stock, excluding the issuance of the shares in connection with the Florida Banks IPO. Accordingly, the Merger will be accounted for as if First National had acquired Florida Banks, the financial statements of First National will become the historical financial statements of Florida Banks and no goodwill will be recorded as a result of the Merger.

        Florida Banks has funded its start-up and organization costs through the sale of units, consisting of Florida Banks Common Stock, Preferred Stock and warrants to purchase shares of Florida Banks Common Stock. As Florida Banks had no operations during 1997 and had no equity and de minimis assets and liabilities at December 31, 1997, the Management's Discussion and Analysis of Financial Condition and Results of Operations of Florida Banks as of December 31, 1997 and for the period then ended, is not relevant and therefore is not included herein.

FIRST NATIONAL

        Management believes that acquiring First National will enable Florida Banks to implement its strategy in the Tampa market area and provide a platform for further expansion into other Identified Markets. The purpose of the following discussion is to focus on significant changes in the results of operations and the financial condition of First National during the three years ended December 31, 1997, 1996 and 1995. This discussion and analysis is intended to supplement information contained in the accompanying consolidated financial statements and the selected financial data and other financial information presented elsewhere in this Proxy Statement-Prospectus.

SUMMARY

        First National's net income for 1997 decreased $8,000 or 2.0% to $376,000 from $384,000 in 1996. Net income for 1996 increased $28,000 or 7.7%
from the 1995 net income of $356,000. Basic earnings per share was $.21 for both 1997 and 1996 and diluted earnings per share, which reflects the dilutive effect of outstanding options, was $.19 per share for 1997, compared to $.20 for 1996. These earnings per share amounts are based upon First National's historical weighted average number of shares outstanding and do not reflect any pro forma adjustments relating to the Florida Banks IPO or the exchange of shares upon consummation of the Merger.

        The decrease in net income from 1996 to 1997 was primarily attributable to a decrease in noninterest income and increases in noninterest expense and the provision for income taxes, all of which were partially offset by an increase in net interest income. Net interest income increased to $2.0 million in 1997 from $1.7 million in 1996, an increase of 15.1%. Noninterest income decreased 2.5% to $504,000 in 1997 from $517,000 in 1996. Noninterest expense increased to $1.8 million in 1997 from $1.6 million in 1996, an increase of 15.2%. The provision for income taxes increased to $232,000 in 1997 from $217,000 in 1996, an increase of 7.0%.

        As a result of poor operating performance from First National's inception in 1988 through 1994, First National generated approximately $8.5 million in net operating loss carryforwards. As of December 31, 1997, First National had $7.0 million in net operating loss carryforwards remaining to be utilized and net deferred tax assets of $2.4 million. At December 31, 1997, First National assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and determined that it was more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance was required at December 31, 1997 resulting in net deferred tax assets of $2.4 million and a corresponding increase to additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Provision for Income Taxes."

        Total assets at December 31, 1997 were $60.4 million, an increase of $4.9 million, or 8.8%, over the prior year. Total loans increased 6.6% to $33.8 million at December 31, 1997, from $31.7 million at December 31, 1996. Total deposits remained relatively constant at $45.5 million. Shareholders' equity increased to $6.3 million in 1997 from $3.3 million at December 31, 1996. This increase was attributable to retained net income, the decrease in the deferred tax asset valuation allowance and an increase in unrealized gains in available for sale investment securities.

        The earnings performance of First National is reflected in the calculations of net income as a percentage of average total assets ("Return on Average Assets") and net income as a percentage of average shareholders' equity ("Return on Average Equity"). During 1997, the Return on Average Assets and Return on Average Equity were .70% and 10.62%, respectively, compared to .85% and 13.18%, respectively, during 1996. First National's ratio of total equity to total assets increased to 10.45% at December 31, 1997 from 5.89% at December 31, 1996, primarily as a result of the elimination of the deferred tax asset valuation allowance.

RESULTS OF OPERATIONS

        Net Interest Income

        The following table sets forth, for the periods indicated, certain information related to First National's average balance sheet, its yields on average earning assets and its average rates on interest-bearing liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

                                                                                  YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------------
                                                                     1997                                        1996
                                                    ---------------------------------------      ---------------------------------
                                                                      INTEREST                               INTEREST
                                                      AVERAGE          INCOME/    YIELD/         AVERAGE      INCOME/      YIELD/
                                                      BALANCE          EXPENSE    RATE           BALANCE      EXPENSE       RATE
                                                      -------         --------    -----          -------     --------      -----
                                                                                  (Dollars in thousands)
ASSETS
Earning assets:
   Loans, net of deferred loan fees(1) .......         $ 34,264        $ 3,353      9.79%      $ 29,519       $2,890        9.79%
   Investment securities(2) ..................            9,971            583      5.85          7,740          460        5.95
   Federal funds sold ........................            7,398            366      4.94          5,778          264        4.56
                                                       --------        -------                 --------       ------
      Total earning assets ...................           51,633          4,302      8.33         43,037        3,614        8.40
Cash and due from banks ......................            2,092                                   1,684
Premises and equipment, net ..................              500                                     516
Other assets .................................              342                                     309
Allowance for loan losses ....................             (478)                                   (391)
                                                       --------                                --------
      Total assets ...........................         $ 54,089                                $ 45,155
                                                       ========                                ========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   Interest-bearing demand deposits ..........         $  2,894        $    73      2.52%      $  2,943       $   74        2.52%
   Savings deposits ..........................            5,707            273      4.77          3,941          184        4.66
   Money market deposits .....................            1,511             38      2.51          1,360           34        2.50
   Certificates of deposit of $100,000 or more           10,530            585      5.55          8,128          436        5.36
   Other time deposits .......................           18,974          1,107      5.84         17,831        1,017        5.70
   Repurchase agreements .....................            3,957            178      4.50          2,589          108        4.19
   Other borrowed funds ......................              949             42      4.44            420           19        4.49
                                                       --------        -------    ------       --------       ------      ------
      Total interest-bearing liabilities .....           44,522          2,296      5.16         37,212        1,872        5.03
                                                       --------        -------    ------       --------       ------
Noninterest-bearing demand deposits ..........         $  5,729                                $  4,805
Other liabilities ............................              298                                     226
Shareholders' equity .........................            3,540                                   2,912
                                                       --------                                --------
      Total liabilities and
      shareholders' equity ...................         $ 54,089                                $ 45,155
                                                       ========                                ========

Net interest income...........................                         $ 2,006                                $1,742
                                                                       =======                                ======
Net interest spread ..........................                                      3.17%                                   3.37%
Net interest margin...........................                                      3.89%                                   4.05%

--------------------

(1) During 1997 and 1996, all loans were accruing interest. Loan amounts are net of deferred loan fees which were $94,000 in 1997 and $62,000 in 1996.

(2) The yield on investment securities is computed based upon the average balance of investment securities at amortized cost and does not reflect the unrealized gains or losses on such investments.

       Net interest income is the principal component of a financial institution's income stream and represents the difference or spread between interest and certain fee income generated from earning assets and the interest expense paid on deposits and other borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. First National had no investments in tax-exempt securities during 1997, 1996 and 1995. Accordingly, no adjustment is necessary to facilitate comparisons on a taxable equivalent basis.

       Net interest income increased 15.1% to $2.0 million in 1997 from $1.7 million in 1996. This increase in net interest income can be attributed to the growth in average earning assets, partially offset by the growth in time deposits and short-term borrowings and by lower margins. The trend in net interest income is commonly evaluated using net interest margin and net interest spread. The net interest margin, or net yield on average earning assets, is computed by dividing fully taxable equivalent net interest income by average earning assets. The net interest margin decreased 16 basis points to 3.89% in 1997 on average earning assets of $51.6 million from 4.05% in 1996 on average earning assets of $43.0 million. This change is primarily due to a seven basis point decrease in the average yield on earning assets to 8.33% in 1997 from 8.40% in 1996 and a 13 basis point increase in the average rate paid on interest-bearing liabilities to 5.16% in 1997 from 5.03% in 1996. The decreased yield on earning assets was primarily the result of lower market rates on investment securities. The increase in the cost of interest-bearing liabilities is attributable to an increase in rates on time deposits, savings deposits and repurchase agreements.

       Net interest income increased $279,000, or 19.1%, to $1.7 million in 1996 from $1.5 million in 1995. This increase in net interest income is attributable to the growth in average earning assets, partially offset by the growth in interest-bearing liabilities and by lower margins. Net interest margin decreased eight basis points to 4.05% in 1996 on average earning assets of $43.0 million from 4.13% in 1995 on average earning assets of $35.5 million. Management attributes this decrease in the net interest margin to higher rates on interest-bearing liabilities, which were partially offset by higher yields on earning assets, resulting from higher market rates.

       The net interest spread decreased 20 basis points to 3.17% in 1997 from the 1996 net interest spread of 3.37%, as the cost of interest-bearing liabilities increased 13 basis points and the yield on average earning assets decreased seven basis points. The net interest spread measures the absolute difference between the yield on average earning assets and the rate paid on average interest-bearing sources of funds. The net interest spread eliminates the impact of noninterest-bearing funds and gives a direct perspective on the effect of market interest rate movements. This measurement allows management to evaluate the variance in market rates and adjust rates or terms as needed to maximize spreads.

       The net interest spread decreased 13 basis points to 3.37% in 1996 from a net interest spread of 3.50% in 1995. The decrease resulted from an increase in the yield on average earning assets of 12 basis points offset by a 25 basis point increase in the cost of average interest-bearing liabilities.

       During recent years, the net interest margins and net interest spreads have been under pressure, due in part to intense competition for funds with non-bank institutions and changing regulatory supervision for some financial intermediaries. The pressure was not unique to First National and was experienced by the banking industry nationwide.

       To counter potential declines in the net interest margin and the interest rate risk inherent in the balance sheet, First National adjusts the rates and terms of its interest-bearing liabilities in response to general market rate changes and the competitive environment. First National monitors Federal funds sold levels throughout the year, investing any funds not necessary to maintain appropriate liquidity in higher yielding investments such as short-term U.S. government and agency securities. First National will continue to manage its balance sheet and its interest rate risk based on changing market interest rate conditions.

         Rate/Volume Analysis of Net Interest Income

         The table below presents the changes in interest income and interest expense attributable to volume and rate changes between 1996 and 1997. The effect of a change in average balance has been determined by applying the average rate in 1996 to the change in average balance from 1996 to 1997. The effect of change in rate has been determined by applying the average balance in 1996 to the change in the average rate from 1996 to 1997. The net change attributable to the combined impact of the volume and rate has been allocated to both components in proportion to the relationship of the absolute dollar amounts of the change in each.


                                                                         YEAR ENDED DECEMBER 31, 1997
                                                                                COMPARED WITH
                                                                              DECEMBER 31, 1996
                                                                 --------------------------------------------
                                                         INCREASE (DECREASE) DUE TO:
                                                         --------------------------
                                                               VOLUME                   YIELD/RATE              TOTAL
                                                               ------                   ----------              -----
Interest Earned On:
  Taxable securities.......................                $   123,712                   $    (443)          $  123,269
  Federal funds sold.......................                     78,715                      23,391              102,106
  Net loans................................                    462,537                           -              462,537
                                                           -----------                   ---------           ----------
     Total earning assets..................                    664,964                      22,948              687,912
                                                           -----------                   ---------           ----------
Interest Paid On:

   Money market deposits...................                      2,327                         391                2,718
   Savings deposits........................                     84,389                       4,445               88,834
   Time deposits...........................                    202,423                      37,047              239,470
   Repurchase agreements...................                     61,268                       8,575               69,843
   Other borrowed funds....................                     23,434                       (213)               23,221
                                                           -----------                   ---------           ----------
     Total interest-bearing liabilities....                    373,841                      50,245              424,086
                                                           -----------                   ---------           ----------
     Net interest income...................                $   291,123                   $ (27,297)          $  263,826
                                                           ===========                   =========           ----------

         Provision for Loan Losses

         The provision for loan losses is the expense of providing an allowance or reserve for anticipated future losses on loans. The amount of the provision for each period is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of loan collateral and general business and economic conditions.

         The provision for loan losses charged to operations in both 1997 and 1996 was $60,000. Management's analysis of the allowance for loan losses during 1997 and 1996 indicated no material changes in the quality of the loan portfolio, economic outlook or other factors generally considered by management. Accordingly, the provision for loan losses for 1997 and 1996 were generally due to increases in the amount of loans outstanding.


         The provision for loan losses charged to operations was $60,000 in 1996 compared to a benefit (a reduction in the allowance for loan losses) of $138,000 in 1995. The benefit in 1995 was a result of the improvement in First National's loan charge-off experience, the level of problem loans, the current and anticipated economic conditions and other factors generally considered by management in determining the adequacy of the allowance for loan losses. For additional information regarding provision for loan losses, charge-offs and allowance for loan losses, see "--Financial Condition--Asset Quality."


         Noninterest Income

         Noninterest income consists of revenues generated from a broad range of financial services, products and activities, including fee-based services, service fees on deposit accounts and other activities. In addition, gains realized from the sale of the guaranteed portion of SBA loans, other real estate owned and available for sale investments are included in noninterest income.

         Noninterest income decreased 2.5% to $504,000 in 1997 from $517,000 in 1996. This change resulted from a small decrease in the amount of service fees on deposits and lower gains on the sale of the guaranteed portion of SBA loans. Service fees on deposits decreased 2.0% to $325,000 in 1997 from $331,000 in 1996 due to a decrease in insufficient funds and returned check fees resulting from the closure of certain commercial deposit accounts in 1997 that consistently carried insufficient funds on deposit. Gains on sales of the guaranteed portion of SBA loans decreased 31.1% to $95,000 in 1997 from $138,000 in 1996 due to a reduction in the principal amount of such loans sold. During 1997, First National sold $1.1 million principal balance of SBA loans of which $1.0 million were originated in 1997, compared to $1.7 million of loans sold in 1996 of which $1.0 million were originated in 1996. Other income, which includes various recurring noninterest income items such as travelers checks fees and safe deposit box fees, increased 53.2% to $76,000 in 1997 from $50,000 in 1996.

         Noninterest income increased 37.7% to $517,000 in 1996 from $375,000 in 1995. This increase resulted primarily from higher service fees on deposits and higher gains on the sales of the guaranteed portion of SBA loans, partially offset by lower gains on sale of available for sale investments and other real estate owned. Deposit volume growth increased fees on deposits 34.8% to $331,000 in 1996 from $246,000 in 1995. Gains on sales of the guaranteed portion of SBA loans increased 229.6% to $138,000 in 1996 from $42,000 in 1995 due to an increase in the principal amount of loans sold. In 1996, First National sold $1.7 million principal balance of loans of which $1.0 million were originated in 1996, compared to $529,000 of loans sold in 1995 of which $186,000 were originated in 1995. In 1996, there was a small loss on sale of available for sale investments, but in 1995, gain on sale of available for sale investments and other real estate owned totaled $23,000. Other income decreased 21.9% to $50,000 in 1996 from $64,000 in 1995.

         The following table presents an analysis of the noninterest income for the periods indicated with respect to each major category of noninterest income:




                                                                                  % CHANGE         % CHANGE
                                                 1997      1996        1995      1997-1996         1996-1995
                                                 ----      ----        ----      ---------         ---------
                                                                         (DOLLARS IN THOUSANDS)
Service fees .............................       $325      $ 331       $246         (2.0)%           34.8%
Gain on sale of loans ....................         95        138         42        (31.1)           229.6
Gains/(loss) on sale of available for sale
   investment securities, net ............          8         (2)        13          N/A              N/A
Gain on sale of other real estate owned ..       ----         --         10          N/A              N/A
Other ....................................         76         50         64         53.2            (21.9)
                                                 ----      -----       ----        -----            -----

    Total ................................       $504      $ 517       $375         (2.5)%           37.7%
                                                 ====      =====       ====        =====            =====

         Noninterest Expense


         Noninterest expense increased 15.2% to $1.8 million in 1997 from $1.6 million in 1996. Management attributes this increase to an increase in personnel expense, occupancy expense, data processing expense and other operating expenses. Salaries and benefits increased 14.5% to $999,000 in 1997 from $872,000 in 1996. This increase is attributable to an increase of $41,000 due to an increase in First National's administrative lending staff, additional incentive awards of $23,000 under an expanded officer incentive program, increases of $17,000 in the cost of employee's group insurance and normal salary increases. Occupancy and equipment expense increased 12.9% to $256,000 in 1997 from $227,000 in 1996 primarily as a result of the addition of 967 square feet of leased space for First National's SBA department at an annualized cost of $11,000. Data processing expense increased 22.9% to $93,000 in 1997 from $75,000 in 1996. This increase in data processing expense is primarily attributable to the growth in loan and deposit transactions and the addition of new services. Other operating expenses increased 16.6% to $494,000 in 1997 from $423,000 in 1996. The increase in other operational expenses is attributable primarily to an increase of $26,000 in FDIC insurance premiums associated with deposit growth, an increase of $18,000 in directors' fees and increases in SBA expenses of $28,000 related to the liquidation and collection of problem loans.


         Noninterest expense remained constant at $1.6 million in 1996 and 1995. Increases in personnel costs and data processing expense were offset by decreases in occupancy and equipment expense and other operating expenses. Salaries and benefits expense increased 11.2% to $872,000 in 1996 from $784,000 in 1995. This increase resulted from the normal salary increases and an increase in First National's lending staff. Occupancy and equipment expense decreased 23.2% to $227,000 in 1996 from $296,000 in 1995 due to cost savings which were realized upon First National's relocation of its permanent banking facilities on July 1, 1995. Data processing expense increased 21.4% to $75,000 in 1996 from $62,000 in 1995. Other operating expenses decreased 11.5% to $424,000 in 1996 from $479,000 in 1995. The decrease in operating expenses is attributed primarily to a reduction of $38,000 in FDIC insurance premiums and a loss of $55,000 during 1995 relating to the write off of leasehold improvements and disposition of furniture and equipment associated with First National's relocation, which were partially offset by an increase of $19,000 in data processing expense and an increase of $23,000 in directors' fees.

         The following table presents an analysis of the noninterest expense for the periods indicated with respect to each major category of noninterest expense:



                                                                                                % CHANGE         % CHANGE
                                                        1997          1996          1995        1997-1996         1996-1995
                                                        ----          ----          ----        ---------         ---------
                                                                          (DOLLARS IN THOUSANDS)
Salaries and benefits.......................          $  999        $  873        $  784           14.5%            11.2%
Occupancy and equipment.....................             256           227           296           12.9            (23.2)
Data processing.............................              93            75            62           22.9             21.4
Other.......................................             494           423           479           16.6            (11.5)
                                                         ---           ---           ---          -----           ------
    Total...................................          $1,842        $1,598        $1,621           15.2%            (1.4)%
                                                      ======        ======        ======



         Provision for Income Taxes

         The provision for income taxes increased to $232,000 for 1997 from $217,000 for 1996, reflecting an effective tax rate of 38.2% for 1997, compared to an effective tax rate of 36.1% for 1996. The increase in the effective tax rate is due to the effect of a higher level of nondeductible expenses in 1997 over 1996. First National paid no income taxes during 1997 and 1996 due to the availability of net operating loss carryforwards. The provision for income taxes for 1997 and 1996 represents deferred income taxes.

         Certain income and expense items are recognized in different periods for financial reporting purposes and for income tax return purposes. Deferred income tax assets and liabilities reflect the differences between the values of certain assets and liabilities for financial reporting purposes and for income tax purposes, computed at the current tax rates. Deferred income tax expense is computed as the change in First National's deferred tax assets, net of deferred tax liabilities and the valuation allowance. First National's deferred income tax assets consist principally of net operating loss carryforwards. A deferred tax valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

         First National reported losses from operations each year from First National's inception in 1988 through 1994. These losses primarily resulted from loan losses and high overhead costs. Management of First National was replaced during 1992 and additional capital of $1.6 million was raised through a private placement of common stock during 1993. Largely as a result of these changes, First National became profitable in 1995. In order to reflect this fresh start, First National elected to restructure its capital accounts through a quasi-reorganization. A quasi-reorganization is an accounting procedure that allows a company to restructure its capital accounts to remove an accumulated deficit without undergoing a legal reorganization. Accordingly, First National charged against additional paid-in capital its accumulated deficit of $8.1 million at December 31, 1995. As a result of the quasi-reorganization, the future benefit from the utilization of the net operating loss carryforwards generated prior to the date of the quasi-reorganization was required to be accounted for as an increase to additional paid-in capital. Such benefits are not considered to have resulted from First National's results of operations subsequent to the quasi-reorganization.

         As of December 31, 1997, First National had $7.0 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $2.4 million. These net operating loss carryforwards will expire in varying amounts in the years 2004 through 2009 unless fully utilized by First National (or, if the Merger is consummated, Florida Bank, N.A.).

         Prior to 1997, because of the uncertain nature of First National's earnings, First National recorded a valuation allowance equal to the full amount of the deferred tax assets. At December 31, 1997, First National assessed its earnings history and trends over the past three years, its estimate of future earnings and the expiration dates of the net operating loss carryforwards and determined that it was more likely than not that the benefit of the deferred tax assets will be realized. Accordingly, no valuation allowance was required at December 31, 1997, and the elimination of the valuation allowance of $2.4 million has been reflected as an increase to additional paid-in capital.

         The following table presents the components of net deferred tax assets:


                                                                           AS OF DECEMBER 31,
                                                                           ------------------
                                                                1997              1996              1995
                                                                ----              ----              ----
                                                                           (DOLLARS IN THOUSANDS)
Deferred tax assets................................           $2,525             $ 2,729           $ 2,951
Deferred tax liabilities...........................              105                  85               108
Valuation allowance................................               --               2,644             2,843
                                                             -------               -----           -------
Net deferred tax assets............................           $2,420             $    --           $    --
                                                              ======             =======           =======

          No provision for income taxes was recorded in 1995 due to the benefit of the utilization of net operating loss carryforwards prior to First National's quasi-reorganization.

         The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

         As a result of the elimination of the deferred tax valuation allowance, First National recognized the full benefit of the deferred tax assets at December 31, 1997. Accordingly, First National (or, in the event the Merger is consummated, Florida Bank, N.A.) will record a provision for income taxes in future periods that includes a current and deferred income tax component. The deferred income tax provision will reflect the benefit of the utilization of the net operating loss carryforwards.

         Subsequent to the completion of the Merger, Florida Bank, N.A. operating results will be included in Florida Banks' consolidated income tax returns. As a result of the Merger, Florida Banks will have the use of First National's net operating loss carryforwards. However, the portion of First National's net operating loss carryforwards which will be usable each year by Florida Banks will be limited under provisions of Section 382 of the Internal Revenue Code relating to the change in control. The annual limitation is based upon the purchase price of First National multiplied by the applicable Long-Term Tax-Exempt Rate (as defined in the Internal Revenue Code) at the date of acquisition. Based upon the applicable Long-Term Tax-Exempt Rate for March 1998 acquisitions, this annual limitation would be approximately $700,000. Management believes it is more likely than not that following the Merger, Florida Bank, N.A. will produce sufficient taxable income to allow Florida Banks to fully utilize First National's net operating loss carryforwards prior to their expiration.

         Net Income

         Net income decreased 2.0% to $376,000 in 1997 from $384,000 in 1996.
Net income decreased primarily as a result of a decrease in noninterest income and increases in noninterest expense and the provision for income taxes, all of which were partially offset by an increase in net interest income. Basic earnings per share was $.21 for both 1997 and 1996.


         Return on Average Assets decreased 15 basis points to .70% in 1997 from .85% in 1996. The decrease in the Return on Average Assets resulted primarily from an increase in average assets and a decrease in net interest margin. Average assets increased 19.8%, or $8.9 million to $54.1 million in 1997 from $45.2 million in 1996. The net interest margin decreased 16 basis points to 3.89% in 1997 from 4.05% in 1996. The growth in average assets from 1996 to 1997 included $3.9 million in investment securities and Federal funds sold and was partially funded by a $1.9 million growth in repurchase agreements and other borrowed funds during the same period. The net interest spread between these assets and liabilities is substantially less than the spread between loans and deposits.


         Return on Average Equity decreased 256 basis points to 10.62% in 1997 from 13.18% in 1996. The decrease in the Return on Average Equity resulted primarily from a decrease in net income and an increase in average shareholders equity. Average shareholders' equity increased $600,000, or 21.6% to $3.5 million in 1997 from $2.9 million in 1996.

         Net income increased 7.7% to $384,000 in 1996 from $356,000 in 1995.
The increase in net income for the year ended December 31, 1996, was attributable to an increase in net interest income, an increase in noninterest income and a decrease in noninterest expense, which were partially offset by an increase in the provision for income taxes. Basic earnings per share was $.21 for 1996 and $.20 for 1995.


         Return on Average Assets decreased ten basis points to .85% in 1996 from .95% in 1995. The decrease in the Return on Average Assets resulted primarily from an increase in average assets and an increase in the provision for income taxes. Average assets increased $7.7 million, or 20.4% to $45.2 million in 1996 from $37.5 million in 1995. The provision for income taxes was $217,000 in 1996. First National did not record a provision for income taxes in 1995. See "--Results of Operations--Provision for Income Taxes."


         Return on Average Equity decreased 167 basis points to 13.18% in 1996 from 14.85% in 1995. The decrease in Return on Average Equity resulted from an increase in net income which was offset by an increase in average shareholders' equity. Average equity increased $500,000, or 21.4% to $2.9 million in 1996 from $2.4 million in 1995.

FINANCIAL CONDITION

         Earning Assets

         Average earning assets increased 20.0% to $51.6 million in 1997 from $43.0 million in 1996. During 1997, loans, net of deferred loan fees, represented 66.4%, investment securities comprised 19.3% and Federal funds sold comprised 14.3% of average earning assets. In 1996, loans, net of deferred loan fees, comprised 68.6%, investment securities comprised 18.0% and Federal funds sold comprised 13.4% of average earning assets. The variance in the mix of earning assets is primarily attributable to an increase in investment securities needed to pledge against the increase in repurchase agreements. First National manages its securities portfolio to minimize interest rate fluctuation risk and to provide liquidity.

         In 1997, growth in earning assets was funded primarily through an increase in time deposits, savings deposits, repurchase agreements, other borrowed funds and an increase in retained earnings.

         Loan Portfolio

         First National's total loans outstanding increased 6.6% to $33.8 million as of December 31, 1997 from $31.7 million as of December 31, 1996. Loan growth for 1997 was funded primarily through growth in average deposits. The growth in the loan portfolio primarily was a result of an increase in commercial and commercial real estate loans of $2.9 million, or 11.6%, from December 31, 1996 to 1997. Average total loans in 1997 were $34.4 million, $559,000 greater than the year end balance of $33.8 million due to the maturity and payoff of certain construction loans prior to year end. First National engages in a full complement of lending activities, including commercial, real estate construction, real estate mortgage, home equity, installment loans, SBA guaranteed loans and credit card loans.

         The following table presents various categories of loans contained in First National's loan portfolio for the periods indicated, the total amount of all loans for such periods and the percentage of total loans represented by each category for such periods:


                                                                                        AS OF DECEMBER 31,
                                                                     -----------------------------------------------------------
                                                                                  1997                          1996
                                                                     ------------------------------    -------------------------
                                                                                                                           % OF
                                                                            BALANCE       % OF TOTAL         BALANCE      TOTAL
                                                                            -------       ----------         -------      -----
                                                                                               (DOLLARS IN THOUSANDS)
TYPE OF LOAN
------------
Commercial real estate.............................................          $15,281       45.2%           $ 13,078        41.2%
Commercial ........................................................           13,158       38.9              12,413        39.2
Residential mortgage...............................................            3,269        9.7               3,953        12.5
Consumer...........................................................            1,222        3.6               1,423         4.5
Credit cards and other.............................................              869        2.6                 838         2.6
                                                                             -------      -----            --------        ----
         Total loans...............................................           33,799        100%             31,705         100%
                                                                                          =====                            ====
Net deferred loan fees.............................................              (79)                           (78)
                                                                             -------                       --------
           Loans, net of deferred loan fees........................           33,720                         31,627
Allowance for loan losses..........................................             (481)                          (432)
                                                                             -------                       --------
         Net loans.................................................          $33,239                       $ 31,195
                                                                             =======                       ========

         Commercial Real Estate. Commercial real estate loans consist of loans secured by owner-occupied commercial properties, income producing properties and construction and land development. First National's underwriting guidelines generally require a minimum of 20% equity on all commercial real estate transactions. Loan-to-value ratios are normally supported by a current appraisal performed by an appraiser which has been pre-approved and engaged by First National. These appraisals are typically updated at the time of the renewal of the credit, if the terms of the loan are amended, or if First National believes that there has been a substantial negative change in the value or condition of the collateral. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where First National is relying on the value of the collateral to support the loan. In the large majority of credits, First National requires that the principals or owners of the borrowing entity guarantee the credit including the personal guarantees of the corporate officers or partners. It is First National's policy to maintain current financial information, including verification of income on all borrowers and guarantors. At December 31, 1997, commercial real estate loans represented 45.2% of outstanding loan balances, compared to 41.2% at December 31, 1996. The increase in this category of loans is due to increased emphasis on these real estate collateralized loans which generally have a higher yield than residential real estate loans.

         Commercial. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Generally these loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets. Loan-to-value ratios range from 50% for loans secured by inventory to 100% for loans secured by deposit accounts of First National. Each category of commercial loans has been assigned a level of acceptable loan-to-value ratios and specific requirements for determination of value and monitoring of collateral levels and values. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where First National is relying on the value of the collateral to support the loan. First National generally requires that the principals or owners of the borrowing entity guarantee the credit including the personal guarantees of the corporate officers or partners. The only exception to this requirement would be credits secured by readily marketable securities or deposit accounts. First National's policy requires that current financial information, including verification of income, be maintained on all borrowers and guarantors with the only exception of loans secured by First National deposit accounts. At December 31, 1997, commercial loans represented 38.9% of outstanding loan balances, compared to 39.2% at December 31, 1996.

         Residential Mortgage. First National's residential mortgage loans consist of loans secured by first and second mortgage loans and loans for the construction of residential properties. Loan-to-value ratios generally do not exceed 80% of the appraised value of the collateral and are determined by an appraisal performed by an appraiser approved and engaged by First National. First National does not engage in home equity lending where the total debt securing the property exceeds the current appraised value of the collateral less an acceptable margin. Property insurance, both standard hazard and flood, if applicable, is required on all transactions where First National is relying on the value of the collateral to support the loan. First National generally requires that all owners of the property guarantee the debt and provide current financial and income information at the time of application. At December 31, 1997, residential mortgage loans represented 9.7% of outstanding loan balances, compared to 12.5% at December 31, 1996. This decrease is due to the maturity and repayment of low-income housing construction loans originated during 1996 under government agency supported programs.

         Consumer. First National's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, education and other personal expenditures. First National offers a full range of consumer loan products, however, management has not actively solicited consumer loans due to the below market pricing currently offered by non-bank competitors. First National's consumer loan portfolio primarily consists of loans made to consumers affiliated with a commercial depositor or borrower. First National requires standard property insurance on collateral securing consumer loans as well as financial information on the borrowers and guarantors. At December 31, 1997, consumer loans represented 3.6% of outstanding loan balances, compared to 4.5% at December 31, 1996. The decrease in consumer loans is attributable to increased competition for those loans principally by non-bank institutions.


         Credit Card and Other Loans. This category of loans consist of borrowings by customers using credit cards, overdrafts and overdraft protection lines. First National offers Visa Gold and Visa Secured Credit Cards. First National's credit card portfolio primarily consists of extensions of credit to existing bank customers or persons well known to First National's management. First National does not solicit credit card accounts outside of its market area not does it utilize mass marketing for its credit card products. Overdraft Protection Lines are offered to both consumer and commercial accounts as a convenience to First National's customers. First National underwrites its credit card and overdraft credit lines using generally the same standards as other types of credits. At December 31, 1997 and 1996, credit card and other loans represented 2.6% of outstanding loan balances.

         First National's only area of credit concentration is commercial and commercial real estate loans. First National has not invested in loans to finance highly-leveraged transactions, such as leveraged buy-out transactions, as defined by the Federal Reserve Board and other regulatory agencies. In addition, First National had no foreign loans or loans to lesser developed countries as of December 31, 1997. For a more thorough discussion of the types of loans offered by First National, see "Information About First National."

         While risk of loss in First National's loan portfolio is primarily tied to the credit quality of the borrowers, risk of loss may also increase due to factors beyond First National's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in First National's real estate portfolio. Of First National's target areas of lending activities, commercial loans are generally considered to have greater risk than real estate loans or consumer loans.

         From time to time, management of First National has originated certain loans which, because they exceeded First National's legal lending limit, were sold to other banks. As a result of the Florida Banks IPO, First National expects to have an increased lending limit. Accordingly, First National may, at its discretion, repurchase certain loan participation, thereby increasing earning assets. Loan participation agreements allow First National to repurchase loans at the outstanding principal balance plus accrued interest, if any, at First National's discretion.

         First National also purchases participation from other banks. When First National purchases these participation, such loans are subjected to First National's underwriting standards as if the loan was originated by First National. Accordingly, management of First National does not believe that loan participation purchased from other banks pose any greater risk of loss than loans that First National originates.

         The repayment of loans in the loan portfolio as they mature is a source of liquidity for First National. The following table sets forth the maturity of First National's loan portfolio within specified intervals as of December 31, 1997:



                                                            DUE IN 1      DUE AFTER 1 TO    DUE AFTER
                                                           YEAR OR LESS        5 YEARS        5 YEARS        TOTAL
                                                           --------------------------------------------------------
                                                                                  (DOLLARS IN THOUSANDS)
         TYPE OF LOAN
         ------------
         Commercial real estate...........................  $ 3,405          $5,319       $6,557         $15,281

         Commercial.......................................    7,942           4,968          248          13,158

         Residential mortgage.............................    1,099           1,292          878           3,269

         Consumer.........................................      471             751           --           1,222

         Credit card and other............................      252              --           617            869
                                                            -------          ------       -------       --------

                Total.....................................  $13,169        $ 12,330       $ 8,300       $ 33,799
                                                            =======        ========       ========      ========

           The following table presents the maturity distribution as of December 31, 1997 for loans with predetermined fixed interest rates and floating interest rates by various maturity periods:

                                                               DUE IN 1     DUE AFTER 1 TO     DUE AFTER
                                                             YEAR OR LESS       5 YEARS         5 YEARS        TOTAL
                                                             ---------------------------------------------------------
                                                                                  (DOLLARS IN THOUSANDS)

         INTEREST CATEGORY
         -----------------
         Predetermined fixed interest rate...............     $ 7,181          $ 5,440          $6,147         $18,768

         Floating interest rate..........................       5,988            6,890           2,153          15,031
                                                              -------          -------          ------         -------

                Total....................................     $13,169          $12,330          $8,300         $33,799
                                                              =======          =======          ======         =======


         Asset Quality

         During 1997 and 1996, all loans were accruing interest. At December 31, 1997, ten loans totaling $774,000 were contractually past due by 90 days or more as to principal and interest payments. Of this amount, $624,000 are SBA loans, of which $526,000 are guaranteed by the SBA, subject to certain conditions. No loans were past due 90 days or more as of December 31, 1996. As of December 31, 1997, five loans totaling $265,000 (two of which, totaling $219,000, are also included in the amount of loans past due 90 days or more) were classified as "troubled debt restructurings" as that term is defined in Statement of Financial Accounting Standards No. 15. As of December 31, 1996, two loans totaling $42,000 were classified as "troubled debt restructurings." See "--Nonperforming Assets."

         First National started an SBA lending program in August 1994. Under this program, First National originates commercial and commercial real estate loans to borrowers that qualify for various SBA guaranteed loan products. The guaranteed portion of such loans generally ranges from 75% to 85% of the principal balance, the majority of which First National sells in the secondary market. The majority of First National's SBA loans provide a servicing fee of 1.00% of the outstanding principal balance. Certain SBA loans provide servicing fees of up to 2.32% of the outstanding principal balance. First National records the premium received upon the sale of the guaranteed portion of SBA loans as gain on sale of loans. First National does not defer a portion of the gain on sale of such loans as a yield adjustment on the portion retained, nor does it record a retained interest, as such amounts are not considered significant. The principal balance of SBA loans in First National's loan portfolio at December 31, 1997 totaled $2.9 million, including the SBA guaranteed portion of $1.6 million, compared to an outstanding balance of $2.1 million at December 31, 1996, including the SBA guaranteed portion of $1.2 million. At December 31, 1997, the principal balance of the guaranteed portion of SBA loans cumulatively sold in the secondary market since the commencement of the SBA program totaled $2.7 million.

         First National generally repurchases the SBA guaranteed portion of loans in default to fulfill the requirements of the SBA guarantee or in certain cases, when it is determined to be in First National's best interest, to facilitate the liquidation of the loans. The guaranteed portion of the SBA loans are repurchased at the current principal balance plus accrued interest through the date of repurchase. Upon liquidation, in most cases First National is entitled to recover up to 120 days of accrued interest from the SBA on the guaranteed portion of the loan paid. In certain cases, First National has the option of charging-off the non-SBA guaranteed portion of the loan retained by First National and requesting payment of the SBA guaranteed portion. In such cases, First National will have determined that insufficient collateral exists, or the cost of liquidating the business exceeds the anticipated proceeds to First National. In all liquidations, First National seeks the advice of the SBA and submits a liquidation plan for approval prior to the commencement of liquidation proceedings. The payment of any guarantee by the SBA is dependent upon First National following the prescribed SBA procedures and maintaining complete documentation on the loan and any liquidation services. The total principal balance of the guaranteed portion of SBA loans repurchased during 1997 was $319,000. No loans were repurchased during 1996.

         As of December 31, 1997, there were no loans other than those disclosed above that were classified for regulatory purposes as doubtful, substandard or special mention which (i) represented or resulted from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represented material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans other than those disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

         Allowance for Loan Losses and Net Charge-Offs

         The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. In its evaluation of the allowance and its adequacy, management considers loan growth, changes in the composition of the loan portfolio, the loan charge-off experience, the amount of past due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors. While it is First National's policy to charge-off in the current period the loans in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

         An analysis of First National's loss experience is furnished in the following table for the periods indicated, as well as a detail of the allowance for loan losses:

                                                                             YEARS ENDED DECEMBER 31,
                                                                             ------------------------
                                                                               1997             1996
                                                                               ----             ----
                                                                               (DOLLARS IN THOUSANDS)

           Balance at beginning of period.........................             $ 432           $340

           Charge-offs:
               Commercial real estate.............................               (24)            --
               Commercial.........................................               (19)            (4)
               Residential mortgage...............................                --             --
               Consumer...........................................                --             (3)
               Credit card and other..............................                --             --
                                                                                  --             --
                     Total charge-offs............................               (43)            (7)
                                                                                 ---            ---

           Recoveries:
              Commercial real estate .............................                32             39
              Commercial .........................................                --             --
              Residential mortgage................................                --             --
              Consumer ...........................................                --             --
              Credit card and other...............................                --             --
                                                                                  --             --
                    Total recoveries..............................                32             39
                                                                                 ---            ---

           Net (charge-offs)/recoveries...........................               (11)            32

           Provision for loan losses..............................                60             60
                                                                                  --             --

           Balance at end of period...............................              $481           $432
                                                                                 ===            ===

           Net (charge-offs)/recoveries as a percentage
                     of average loans.............................              (.03)%          .11%


           Allowance for loan losses as a percentage
                     of total loans...............................              1.42%          1.36%

           Net charge-offs were $11,000 or .03% of average loans outstanding in 1997 as compared to net recoveries of $32,000 or .11% of average loans outstanding in 1996. The allowance for loan losses increased 11.4% to $481,000 or 1.42% of loans outstanding at December 31, 1997 from $432,000 or 1.36% at December 31, 1996. The allowance for loan losses as a multiple of net loans charged off was 44.7x for the year ended December 31, 1997.


           Net recoveries increased to $32,000 in 1996, representing .11% of average loans outstanding, from $16,000 in 1995 or .07% of average loans outstanding. The allowance for loan losses increased to $432,000, or 1.36% of loans outstanding at December 31, 1996, from $340,000, or 1.28% of loans outstanding at December 31, 1995.

           In assessing the adequacy of the allowance, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review encompasses the judgment of management, utilizing internal loan rating standards, guidelines provided by the banking regulatory authorities governing First National, their loan portfolio reviews as part of the bank examination process and semi-annual independent external loan reviews performed by a consultant.

           Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") was issued in May 1993. SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. First National adopted SFAS 114 on January 1, 1995. At December 31, 1997, First National held impaired loans as defined by SFAS 114 of $372,000 ($300,000 of such balance is guaranteed by the SBA) for which specific allocations of $72,000 have been established within the allowance for loan losses which have been measured based upon the fair value of the collateral. Such reserve is allocated between commercial and commercial real estate. No loans were impaired as of December 31, 1996. A portion of these impaired loans have also been classified by First National as loans past due over 90 days ($342,000) and as troubled debt restructurings ($249,000). Interest income on such impaired loans during 1997 was not significant.

        As shown in the table below, management determined that as of December 31, 1997, 22.8% of the allowance for loan losses was related to commercial real estate loans, 37.0% was related to commercial loans, 7.3% was related to residential mortgage loans, 1.8% was related to consumer loans, 4.7% to credit card and other loans and 26.4% was unallocated. There was no significant fluctuation in the allocation of the allowance for loan losses between 1996 and 1997.

        For the periods indicated, the allowance was allocated as follows:


                                                                               AS OF DECEMBER 31,
                                                                ------------------------------------------------------
                                                                1997                          1996
                                                                ----                          ----
                                                                                    % OF                         % OF
                                                                AMOUNT              TOTAL         AMOUNT         TOTAL
                                                                ------              -----         ------         -----
                                                                                     (DOLLARS IN THOUSANDS)
Commercial real estate..............................            $ 110               22.8%        $  85            19.7%
Commercial..........................................              178               37.0           157            36.4
Residential mortgage................................               35                7.3            44            10.2
Consumer ...........................................                9                1.8            15             3.4
Credit card and other loans.........................               23                4.7            11             2.6
Unallocated.........................................              126               26.4           120            27.7
                                                                -----              -----         -----           -----
        Total.......................................            $ 481              100.0%        $ 432           100.0%
                                                                =====              =====         =====           =====


        In considering the adequacy of First National's allowance for loan losses, management has focused on the fact that as of December 31, 1997, 38.9% of outstanding loans are in the category of commercial loans and 45.2% are in commercial real estate loans. Commercial loans are generally considered by management to have greater risk than other categories of loans in First National's loan portfolio. Generally, such loans are secured by accounts receivable, marketable securities, deposit accounts, equipment and other fixed assets which reduces the risk of loss inherently present in commercial loans. Commercial real estate loans inherently have a higher risk due to depreciation of the facilities, limited purposes of the facilities and the effect of general economic conditions. First National attempts to limit this risk by generally lending no more than 75% of the appraised value of the property held as collateral.

        Residential mortgage loans constituted 9.7% of outstanding loans at December 31, 1997. The majority of the loans in this category represent residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

        At December 31, 1997, the majority of First National's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

        An independent firm conducts a credit review of First National's loan portfolio on a semi-annual basis. The purpose of this review is to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review includes analyses of historical performance, the level of nonconforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion, the report is approved by the Board and management of First National. In addition to the above credit review, First National's primary regulator, the OCC, also conducts a periodic examination of the loan portfolio. Upon completion, the OCC presents its report of examination to the First National Board and management of First National. Information provided from the above two independent sources, together with information provided by the management of First National and other information known to members of the First National Board, are utilized by the First National Board to monitor the loan portfolio and the allowance for loan losses. Specifically, the First National Board attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

        Nonperforming Assets

        At December 31, 1997 and 1996, no loans were accounted for on a nonaccrual basis. At December 31, 1997, ten loans totaling $774,000 were accruing interest and were contractually past due 90 days or more as to principal and interest payments, compared to no such loans at December 31, 1996. Of this amount, $624,000 are SBA loans, of which $526,000 are guaranteed by the SBA, subject to certain conditions.

        At December 31, 1997, five loans totaling $265,000 (two of which, totaling $219,000, are also included in the amount of loans past due 90 days or more) were defined as "troubled debt restructurings," compared to two loans totaling $42,000 at the prior year end. During 1997, First National restructured three commercial loans to one borrower that was experiencing financial difficulties. These loans were temporarily placed on an interest-only basis where First National was not collecting principal payments. At December 31, 1997, these three loans had an outstanding principal balance of $249,000, including the SBA guaranteed portion totaling $186,000. These loans have been classified as impaired loans at December 31, 1997 and First National has provided a specific reserve of $63,000 representing First National's estimated exposure on these loans. The borrower has been unable to make the payments under the loans as restructured and the business is in the process of being liquidated.

        First National has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. First National monitors its delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, real estate and other assets acquired in partial or full satisfaction of loan obligations and loans that are past due 90 days or more.

        First National's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on nonaccrual is accounted for on a cash basis. Loans that are contractually past due 90 days or more which are well secured or guaranteed by financially responsible third parties and are in the process of collection generally are not placed on nonaccrual status.

        Investment Portfolio

        Total investment securities increased 25.9% to $10.8 million in 1997 from $8.6 million in 1996. At December 31, 1997, investment securities available for sale totaled $10.5 million, with an unrealized gain of $4,000, net of tax effect. At December 31, 1996, investment securities available for sale totaled $8.3 million, with an unrealized loss of $10,000. At December 31, 1997, investment securities available for sale had net unrealized gains of $6,000, comprised of gross unrealized losses of $25,000 and gross unrealized gains of $31,000. At December 31, 1996, investment securities available for sale had net unrealized losses of $10,000, comprised of gross unrealized losses of $31,000 and gross unrealized gains of $21,000. Average investment securities as a percentage of average earning assets increased to 19.3% in 1997 from 18.0% in 1996.

         First National invests primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States and obligations of agencies of the United States. In addition, First

National enters into Federal funds transactions with its principal correspondent banks and acts as a net seller of such funds. The sale of Federal funds amounts to a short-term loan from First National to another bank.

        Proceeds from sales and maturities of available for sale investment securities increased 248.7% to $13.5 million in 1997 from $3.9 million in 1996, with a resulting net gain on sales of $8,000 in 1997. Such proceeds are generally used to reinvest in additional available for sale investments.

        Other investments include Independent Bankers Bank stock, Federal Reserve Bank stock and Federal Home Loan Bank stock that are required for First National to be a member of and to conduct business with such institutions. Dividends on such investments is determined by the institutions and is payable semi-annually or quarterly. Other investments increased 15.6% to $313,000 at December 31, 1997 from $271,000 at December 31, 1996. Other investments are carried at cost as such investments do not have readily determinable fair values.

        During 1997 and 1996, First National did not invest in collateralized mortgage obligations ("CMOs"). In addition, at December 31, 1997, the investment portfolio did not include any U.S. government agency investments which are defined as derivatives or structured notes.

        The following table presents, for the periods indicated, the carrying amount of First National's investment securities, including mortgage-backed securities.


                                                                            AS OF DECEMBER 31,
                                                      --------------------------------------------------------------
                                                                  1997                              1996
                                                      -----------------------------     ----------------------------
                                                        BALANCE          % OF TOTAL       BALANCE         % OF TOTAL
                                                        -------          ----------       -------         ----------
INVESTMENT CATEGORY                                                       (DOLLARS IN THOUSANDS)
-------------------
Available for sale:
   U.S. Treasury and other U.S. agency obligations...     $ 3,997              37.1%        $2,480              29.0%
   Mortgage-backed securities........................       6,455              60.0          5,800              67.8
                                                          -------             -----         ------             -----
                                                           10,452              97.1          8,280              96.8
Other investments....................................         313               2.9            271               3.2
                                                          -------             -----         ------             -----
                Total................................     $10,765               100%        $8,551               100%
                                                          =======             =====         ======             =====


        First National utilizes its available for sale investment securities, along with cash and Federal funds sold, to meet its liquidity needs. Average investment securities as a percentage of average earning assets increased to 19.3% in 1997 from 18.0% in 1996.

        As of December 31, 1997, $6.5 million or 60.0% of the investment securities portfolio consisted of mortgage-backed securities compared to $5.8 million or 67.8% of the investment securities portfolio as of December 31, 1996. During 1998, $1.2 million of all mortgage-backed securities will mature. The maturities of mortgage-backed securities, of which 49.0% were adjustable, may be shortened by prepayments which tend to increase in a declining interest rate environment.

        As a result of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), First National has segregated its investment securities portfolio into securities held to maturity and those available for sale. Investments held to maturity are those for which management has both the ability and intent to hold to maturity and are carried at amortized cost. At December 31, 1997 and 1996, no investments were classified as held to maturity. Investments available for sale are securities identified by management as securities which may be sold prior to maturity in response to various factors including liquidity needs, capital compliance, changes in interest rates or portfolio risk management. The available for sale investment securities provides interest income and serves as a source of liquidity for First National. These securities are carried at fair market value, with unrealized gains and losses, net of taxes, reported as a separate component of shareholders' equity.

        Investment securities with a carrying value of approximately $9.3 million and $6.5 million at December 31, 1997 and 1996, respectively, were pledged to secure deposits of public funds, repurchase agreements and certain other deposits as provided by law.

        The maturities and weighted average yields of the investment securities portfolio at December 31, 1997 are presented in the following table using primarily the stated maturities, excluding the effects of prepayments.

                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                             AMOUNT                 YIELD(1)
                                                             ------                 --------

AVAILABLE FOR SALE:                                   (DOLLARS IN THOUSANDS)

     U.S. Treasury and other U.S. agency obligations:
           0 - 1 year.................................        $  2,503                  5.60%
           Over 1 through 5 years.....................           1,494                  5.75
           Over 5 years ..............................              --
                                                              --------
           Total......................................           3,997
                                                              --------

     Mortgage-backed securities:
           0 - 1 year.................................           1,247                  5.81
           Over 1 through 5 years.....................             879                  6.56
           Over 5 through 10 years....................             524                  7.69
           Over 10 years..............................           3,805                  6.49
                                                              --------                  ----
           Total......................................           6,455
                                                              --------

               Total available for sale...............        $ 10,452                  6.16%
                                                              ========                  ====

--------------------

(1)     Florida Banks has not invested in any tax-exempt obligations.

        As of December 31, 1997, except for the U.S. Government and its agencies, there was not any issuer within the investment portfolio who represented 10% or more of the shareholders' equity.

        Deposits and Short-Term Borrowings

        First National's average deposits increased 16.2%, or $6.3 million, to $45.3 million during 1997 from $39.0 million during 1996. This growth is attributed to a 19.2% increase in noninterest-bearing demand deposits, an 11.1% increase in money market deposits, a 44.8% increase in savings deposits, a 29.6% increase in certificates of deposits of $100,000 or more and a 6.4% increase in other time deposits.

        Average noninterest-bearing demand deposits increased 19.2% to $5.7 million in 1997 from $4.8 million in 1996. As a percentage of average total deposits, these deposits increased to 12.6% in 1997 from 12.3% in 1996. Noninterest-bearing demand deposits decreased 20.7% to $6.4 million at December 31, 1997, from $8.1 million at December 31, 1996. This decrease is attributable to large business deposits received in December 1996 which were not retained by First National during 1997. The increase in average deposit balances more appropriately reflects the trend of increasing deposits.

        Average interest-bearing demand deposits remained relatively constant from 1996 to 1997. The increase in average savings deposits is primarily attributable to an increase of $1.7 million in First National's Prime Investments Account which is a specialized savings account that pays interest at 60.0% of the prime rate as quoted in The Wall Street Journal on accounts with a balance of greater than $25,000. The increase in money market accounts is attributable primarily to increases in commercial deposit balances. Certificates of deposit of $100,000 or more increased 29.6% to $10.5 million for 1997, compared to $8.1 million for 1996. This increase is primarily due to additional certificates of deposit obtained from a single commercial customer which are used as collateral for loans and letters of credit issued by First National. The 6.4% increase in other time deposits is due to a slight increase in rates. The increase in these deposits was used to fund First National's loan growth.

        The following table presents, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories:


                                                                      YEARS ENDED DECEMBER 31,
                                                             1997                               1996
                                                   -------------------------            -----------------------
                                                    AVERAGE          AVERAGE            AVERAGE         AVERAGE
                                                    BALANCE           RATE              BALANCE          RATE
                                                    -------          -------            -------         -------
DEPOSIT CATEGORY                                                        (DOLLARS IN THOUSANDS)
----------------

Noninterest-bearing demand                          $ 5,729             --              $ 4,805           --
Interest-bearing demand                               2,894           2.52%               2,943          2.52%
Money market                                          1,511           2.51                1,360          2.50
Savings                                               5,707           4.77                3,941          4.66
Certificates of deposit of
    $100,000 or more                                 10,530           5.55                8,128          5.36
Other time                                           18,974           5.84               17,831          5.70
                                                    -------          -----              -------         -----

    Total                                           $45,345           4.58%             $39,008          4.47%
                                                    =======                             =======

         Interest-bearing deposits, including certificates of deposit, will continue to be a major source of funding for First National. However, there is no specific emphasis placed on time deposits of $100,000 and over. During 1997, aggregate average balances of time deposits of $100,000 and over comprised 23.2% of total deposits compared to 20.8% for the prior year. The average rate on certificates of deposit of $100,000 or more increased to 5.55% in 1997, compared to 5.36% in 1996. The rates on certificates of deposit of $100,000 or more are generally lower than the rates on other time deposits as such certificates are generally shorter in term.

         The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities:


                                                                          DECEMBER 31,
                                                       -----------------------------------------------------------
                                                               1997                                  1996
                                                       --------------------                   --------------------
                                                                           (DOLLARS IN THOUSANDS)
                                                                    AVERAGE                                AVERAGE
                                                        AMOUNT        RATE                     AMOUNT        RATE
                                                        ------      -------                    ------      -------
3 months or less........................               $ 3,520        5.18%                    $2,451        4.65%
3-6 months..............................                 1,253        5.64                      1,023        5.19
6-12 months.............................                 3,199        5.41                      1,563        5.77
Over 12 months..........................                 2,242        4.89                      4,630        5.93
                                                       -------        ----                     ------        ----
     Total                                             $10,214        5.25%                    $9,667        5.50%
                                                       =======                                 ======


        Average short-term borrowings increased 63.0% to $4.9 million in 1997 from $3.0 million in 1996. Short-term borrowings consist of treasury tax and loan deposits and repurchase agreements with certain commercial customers. Average treasury tax and loan deposits increased 125.7% to $949,000 in 1997 from $420,000 in 1996. Average repurchase agreements increased 52.9% to $4.0 million in 1997 from $2.6 million in 1996. The treasury tax and loan deposits provide an additional liquidity resource to First National as such funds are invested in Federal funds sold. The repurchase agreements represent an accommodation to commercial customers that seek to maximize their return on liquid assets. First National invests these funds in Federal funds sold and earns a contractual margin of 75 to 100 basis points on such invested funds.

        Repurchase agreements increased 9.7% to $5.9 million at December 31, 1997 from $5.4 million at December 31, 1996. Management believes that the increase in average balances more appropriately reflects the trend of increasing repurchase agreements.

        The following table presents the components of short-term borrowings and the average rates on such borrowings for the years ended December 31, 1997 and 1996:



                                                       MAXIMUM
                                                        AMOUNT                                                            AVERAGE
                                                    OUTSTANDING AT         AVERAGE         AVERAGE         ENDING         RATE AT
YEAR ENDED DECEMBER 31,                             ANY MONTH END          BALANCE          RATE          BALANCE         YEAR END
-----------------------                             -------------          -------          ----          -------         --------

                                                                                (DOLLARS IN THOUSANDS)
1997
----
Treasury tax and loan deposits..................        $2,414            $  949            4.44%          $2,406            5.19%

Repurchase agreements...........................         6,257             3,958            4.50            5,912            4.66
                                                                          ------                           ------
    Total.......................................                          $4,907                           $8,318
                                                                          ======                           ======

1996
----
Treasury tax and loan deposits..................        $1,019            $  420            4.49%          $1,019            5.09%
Repurchase agreements...........................         5,389             2,589            4.19            5,389            4.21
                                                                          ------                           ------
    Total.......................................                          $3,009                           $6,408
                                                                          ======                           ======

        Capital Resources

        Shareholders' equity increased 93.1% to $6.3 million in 1997 from $3.3 million in 1996. Adjustment to First National's deferred tax asset valuation allowance, retention of earnings and unrealized appreciation on available for sale investment securities accounted for $2.7 million, $376,000 and $13,000 respectively, of the $3.0 million increase in shareholders' equity during 1997. The majority of the increase in shareholders' equity relates to a reduction in the valuation allowance on deferred tax assets of $2.7 million during 1997 which was recorded as an increase to additional paid-in capital.

        Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. The ratio of average shareholders' equity to average assets increased to 6.54% in 1997 from 6.45% in 1996 and 6.40% in 1995.

                         REGULATORY CAPITAL CALCULATION

                                                        1997                         1996
                                                -----------------------       ---------------------
                                                AMOUNT          PERCENT        AMOUNT        PERCENT
                                                ------          -------        ------        -------
                                                                   (DOLLARS IN THOUSANDS)
Tier 1 risk based:
    Actual.................................       $ 4,138        13.00%        $ 3,279         11.01%
    Minimum required.......................         1,273         4.00           1,191          4.00
                                                  -------       ------         -------      --------
    Excess above minimum...................       $ 2,865         9.00%        $ 2,088          7.01%
                                                  =======       ======         =======      ========
Total risk based:
     Actual................................       $ 4,546        14.29%        $ 3,651         12.26%
     Minimum required......................         2,546         8.00           2,382          8.00
                                                  -------       ------         -------      --------
     Excess above minimum..................       $ 2,000         6.29%        $ 1,269          4.26%
                                                  =======       ======         =======      ========
Leverage:
    Actual.................................       $ 4,138         7.42%        $ 3,279          6.42%
    Minimum required.......................         2,231         4.00           2,044          4.00
                                                  -------       ------         -------      --------
    Excess above minimum...................       $ 1,907         3.42%        $ 1,235          2.42%
                                                  =======       ======         =======      ========
Total risked based assets..................       $31,819                      $29,778
Total average assets.......................       $55,769                      $51,109


        The various federal bank regulators, including the Federal Reserve and the FDIC, have risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. Capital is classified into two tiers. For banks, Tier 1 or "core" capital consists of common shareholders' equity, qualifying noncumulative perpetual preferred stock and minority interests in the common equity accounts of consolidated subsidiaries, reduced by goodwill, other intangible assets and certain investments in other corporations ("Tier 1 Capital"). Tier 2 Capital consists of Tier 1 Capital, as well as a limited amount of the allowance for possible loan losses, certain hybrid capital instruments (such as mandatory convertible debt), subordinated and perpetual debt and non-qualifying perpetual preferred stock ("Tier 2 Capital").

        At December 31, 1994, a risk-based capital measure and a minimum ratio standard was fully phased in, with a minimum total capital ratio of 8.00% and Tier 1 Capital equal to at least 50% of total capital. The Federal Reserve also has a minimum leverage ratio of Tier 1 Capital to total assets of 3.00%. The 3.00% Tier 1 Capital to total assets ratio constitutes the leverage standard for bank holding companies and BIF-insured state-chartered non-member banks and will be used in conjunction with the risk-based ratio in determining the overall capital adequacy of banking organizations. The FDIC has similar capital requirements for BIF-insured state-chartered non-member banks.

        The Federal Reserve and the FDIC have emphasized that the foregoing standards are supervisory minimums and that an institution would be permitted to maintain such minimum levels of capital only if it were rated a composite "one" under the regulatory rating systems for bank holding companies and banks. All other bank holding companies are required to maintain a leverage ratio of 3.00% plus at least 1.00% to 2.00% of additional capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The Federal Reserve continues to consider a "tangible Tier 1 leverage ratio" in evaluation proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 Capital less all intangibles, to total average assets less all intangibles.

        First National's Tier 1 (to risk-weighted assets) capital ratio increased to 13.00% in 1997 from 11.01% in 1996. First National's total risk based capital ratio increased to 14.29% in 1997 from 12.26% in 1996. These ratios exceed the minimum capital adequacy guidelines imposed by regulatory authorities on banks and bank-holding companies, which are 4.00% for Tier 1 capital and 8.00% for total risk based capital. The ratios also exceed the minimum guidelines imposed by the same regulatory authorities to be considered "well-capitalized," which are 6.00% of Tier 1 capital and 10.00% for total risk based capital.

        First National does not have any commitments which it believes would reduce its capital to levels inconsistent with the regulatory definition of a "well capitalized" financial institution. See "Information about First National."

        No new shares of common stock were issued by First National during the year ended December 31, 1997.

        Interest Rate Sensitivity and Liquidity Management

        Liquidity is the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining First National's ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

        The primary function of asset/liability management is not only to assure adequate liquidity in order for First National to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that First National can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

        Interest rate sensitivity is a function of the repricing characteristics of First National's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on repricing relationships of assets and liabilities during periods of changes in market interest rates. Interest rate sensitivity is managed with a view to maintaining a mix of assets and liabilities that respond to changes in interest rates within an acceptable time frame, thereby managing the effect of interest rate movements on net interest income.

Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing at various time horizons. The differences are interest sensitivity gaps: less than one month, one to three months, four to twelve months, one to five years, over five years and on a cumulative basis. The following table shows interest sensitivity gaps for these different intervals as of December 31, 1997.


                                                              DECEMBER 31, 1997
                                            ONE           ONE-        FOUR-
                                           MONTH         THREE       TWELVE    ONE-FIVE     OVER FIVE      NONINTEREST
                                          OR LESS        MONTHS      MONTHS      YEARS        YEARS          SENSITIVE        TOTAL
                                          -------       -------     -------    ---------    ----------      -----------        -----
DECEMBER 31, 1997                                                     (DOLLARS IN THOUSANDS)


Earning assets:                                         ASSETS
   Available for sale investment
       securities                               --      $   959     $  2,790     $  2,373        $  4,330           --       $10,452
   Other investments                            --           --           --           --             313           --           313
   Federal funds sold                      $10,245           --           --           --              --           --        10,245
   Loans                                    17,223          520        4,390        5,440           6,226           --        33,799
                                           -------      -------     --------     --------        --------                     ------
        Total earning assets               $27,468      $ 1,479     $  7,180     $  7,813        $ 10,869           --       $54,809
                                           =======      =======     ========     ========        ========                    =======

Interest-bearing liabilities:                           LIABILITIES
   Interest-bearing demand deposits        $ 3,073           --           --           --              --           --       $ 3,073
   Savings deposits                          5,327           --           --           --              --     $    548         5,875
   Money market deposits                        --           --           --           --                        1,348         1,348
   Certificates of deposit of
     $100,000 or more                        2,649      $ 1,388     $  3,935     $  2,036            $206           --        10,214
   Other time deposits                         997        2,805        5,322        8,175           1,208           --        18,507
   Repurchase agreements                     5,912           --           --           --              --           --         5,912
   Other borrowed funds                      2,406           --           --           --              --           --         2,406
                                           -------      -------     --------     --------        --------     --------       -------
       Total interest-bearing
           liabilities                     $20,364      $ 4,193     $  9,257     $ 10,211        $  1,414     $  1,896       $47,335
                                           =======      =======     ========     ========        ========     ========       =======
Noninterest-bearing demand deposits             --           --           --           --              --     $  6,442       $ 6,442
Other noninterest liabilities                   --           --           --           --              --        1,032         1,032
                                           -------      -------     --------     --------        --------     --------       -------
      Noninterest-bearing sources
           of funds-net                    $    --      $    --     $            $     --        $     --     $  7,474       $ 7,474
                                           -------      -------     --------     --------        --------     --------       -------
Interest sensitivity gap:
   Amount                                  $ 7,104      $(2,714)    $ (2,077)    $ (2,398)       $  9,455     $ (9,370)      $    --
                                           =======      =======     ========     ========        ========     ========       =======
   Cumulative amount                       $ 7,104      $ 4,390     $  2,313     $   ($85)       $  9,370     $     --       $    --
   Percent of total earning
      assets                                 12.98%       (4.96%)      (3.80%)      (4.38%)         17.25%      (17.10%)
   Cumulative percent of total
     earning assets                          12.98%        8.02%        4.23%        (.15%)         17.10%
Ratio of rate sensitive assets to
     rate sensitive liabilities               1.35x         .35x         .78x         .77x           7.69x
Cumulative ratio of rate                      1.35x        1.18x        1.07x        1.00x           1.21x
     sensitive assets to rate
     sensitive liabilities

        In the current interest rate environment, the liquidity and maturity structure of First National's assets and liabilities are important to the maintenance of acceptable performance levels. A decreasing rate environment negatively impacts earnings as First National's rate-sensitive assets generally reprice faster than its rate-sensitive liabilities. Conversely, in an increasing rate environment, earnings are positively impacted.

This asset/liability mismatch in pricing is referred to as gap ratio and is measured as rate sensitive assets divided by rate sensitive liabilities for a defined time period. A gap ratio of 1.00 means that assets and liabilities are perfectly matched as to repricing. Management has specified gap ratio guidelines for a one year time horizon of between .80 and 1.20. At December 31, 1997, First National had gap ratios of approximately 1.18 for the next three month time period and 1.07 for the one year period ending December 31, 1998. Thus, over the next twelve months, rate-sensitive assets will reprice slightly faster than rate-sensitive liabilities.

        The allocations used for the interest rate sensitivity report above were based on the maturity schedules for the loans and deposits and the duration schedules for the investment securities. All interest-bearing demand deposits were allocated to the one month or less category with the exception of personal savings deposit accounts which were allocated to the noninterest sensitive category. Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the net interest spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remain the same, thus impacting net interest income. This is referred to as basis risk and, generally, relates to the possibility that the repricing characteristics of short-term assets tied to First National's prime lending rate are different from those of short-term funding sources such as certificates of deposit.

        Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities which are not reflected in the interest sensitivity analysis report. Prepayments may have significant effects on First National's net interest margin. Because of these factors and in a static test, interest sensitivity gap reports may not provide a complete assessment of First National's exposure to changes in interest rates. Management utilizes computerized interest rate simulation analysis to determine First National's interest rate sensitivity. The table above indicates First National is in a asset sensitive gap position for the first year, then moves into a matched position through the five year period. Overall, due to the factors cited, current simulations results indicates a relatively low sensitivity to parallel shifts in interest rates. A liability sensitive bank will generally benefit from a falling interest rate environment as the cost of interest-bearing liabilities falls faster than the yields on interest-bearing assets, thus creating a widening of the net interest margin. Conversely, an asset sensitive bank will benefit from a rising interest rate environment as the yields on earning assets rise faster than the costs of interest-bearing liabilities. Management also evaluates economic conditions, the pattern of market interest rates and competition to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce a targeted net interest margin.

        In addition to the gap analysis, management uses rate shock simulation to measure the rate sensitivity of its balance sheet. Rate shock simulation is a modeling technique used to estimate the impact of changes in rates on First National's net interest margin. First National measures its interest rate risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a period of twelve months. First National's most recent rate shock simulation analysis which was performed as of December 31, 1997, indicates that a 200 basis points increase in rates would cause an increase in net interest income of $22,000 over the next twelve month period. Conversely, a 200 basis point decrease in rates would cause a decrease in net interest income of $22,000 over a twelve month period.

        This simulation is based on management's assumption as to the effect of interest rate changes on assets and liabilities and assumes a parallel shift of the yield curve. It also includes certain assumptions about the future pricing of loans and deposits in response to changes in interest rates. Further, it assumes that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. While this simulation is a useful measure of First National's sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions, that if changed, could cause

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a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

        Generally, First National's commercial and commercial real estate loans are indexed to the prime rate. A portion of First National's investments in mortgage-backed securities are indexed to U.S. Treasury rates. Accordingly, any changes in these indices will have a direct impact on First National's interest income. The majority of First National's savings deposits are indexed to the prime rate. Certificates of deposit are generally priced based upon current market conditions which include changes in the overall interest rate environment and pricing of such deposits by competitors. Other interest-bearing deposits are not priced against any particular index, but rather, reflect changes in the overall interest rate environment. Repurchase agreements are indexed to the average daily Federal funds sold rate and other borrowed funds are indexed to U.S. Treasury rates. First National adjusts the rates and terms of its loans and interest-bearing liabilities in response to changes in the interest rate environment.

        First National does not currently engage in trading activities or use derivative instruments to manage interest rate risk.

        At December 31, 1997, available for sale investment securities with a carrying value of approximately $6.1 million are scheduled to mature within the next five years. Of this amount, $3.7 million is scheduled to mature within one year. First National's main source of liquidity is Federal funds sold. Average Federal funds sold were $7.4 million in 1997, or 14.3% of average earning assets, compared to $5.8 million in 1996 or 13.4% of average earning assets. Federal funds sold totaled $10.2 million at December 31, 1997, or 18.7% of earning assets, compared to $12.4 million at December 31, 1996, or 23.6% of earning assets.

        At December 31, 1997, loans with a carrying value of approximately $27.6 million are scheduled to mature within the next five years. Of this amount, $22.1 million is scheduled to mature within one year.

        At December 31, 1997, time deposits with a carrying value of approximately $27.3 million are scheduled to mature within the next five years. Of this amount, $17.1 million is scheduled to mature within one year.

        First National's average loan-to-deposit ratio remained constant at 75.8% during 1997 and 1996. First National's total loan-to-deposit ratio increased 470 basis points to 74.3% at December 31, 1997 from 69.6% at December 31, 1996, due to the receipt of large business deposits in December 1996, which significantly increased First National's total deposits at December 31, 1996. Management attempts to manage First National's loan-to-deposit ratio on an average basis, as opposed to on a daily basis.

        First National has short-term funding available through various federal funds lines of credit with other financial institutions and its membership in the Federal Home Loan Bank of Atlanta ("FHLBA"). Further, the FHLBA membership provides the availability of participation in loan programs with varying maturities and terms. At December 31, 1997, First National had no short-term borrowings from the FHLBA or any other financial institution.

        There are no known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

        It is not anticipated that Florida Banks will find it necessary to raise additional funds to meet expenditures required to operate the business of Florida Banks and First National over the next twelve

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months. All anticipated material expenditures for such period have been identified and provided for out of the proceeds of the Florida Banks IPO.

FOR THE THREE MONTHS ENDED MARCH 31, 1998

Florida Banks


        Florida Banks incurred operating expenses consisting of salaries and benefits, occupancy and equipment costs and certain other operating, financing costs and organizational costs, together totaling approximately $4,443,000 during the three months ended March 31, 1998, which include a nonrecurring, noncash charge of $4,317,000 relating to the sale of Florida Banks Common Stock and Warrants included in the Units sold to accredited foreign investors and the sale of Florida Banks Common Stock to 14 officers, directors and consultants. On February 3, 1998, Florida Banks sold 101 Units to accredited investors. Each Unit was comprised of (i) 600 shares of Series A Preferred Stock, (ii) 800 shares of Florida Banks Common Stock, and (iii) Warrants to purchase 800 shares of Florida Banks Common Stock at the initial public offering price. Net proceeds to Florida Banks from this private placement totaled approximately $600,000. The Series A Preferred Stock has been valued at its redemption value of $606,000 as Florida Banks contemplates redeeming the Series A Preferred stock using a portion of the proceeds from the initial public offering. The Series A Preferred Stock is non-voting, and at the option of Florida Banks, the Series A Preferred Stock may be redeemed at any time in whole or in part at a cash redemption price of $10.00 per share. Florida Banks recorded a nonrecurring noncash charge of $1,053,000 relating to the issuance of the Florida Banks Common Stock and Warrants, with a corresponding increase to shareholders' equity. Financing costs relating to the Common Stock have been measured as the difference between the fair value of the Florida Banks Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), and the allocated proceeds of $.01 per share. The Warrants have been valued at an aggregate price of $165,000, or $2.04 per share, as determined by an independent appraisal.

        On February 11, 1998, Florida Banks sold 297,000 shares of its Common Stock to certain founding officers and directors of Florida Banks and other individuals instrumental in the organization of Florida Banks (the "Founder Shares") at a price of $.01 per share. The difference between the proceeds from the sale and the fair market value of the Florida Banks Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), has been recorded as compensation expense of $3,264,000 with a corresponding increase to additional paid-in capital. The expense and corresponding increases to additional paid-in capital relating to the sale of such Florida Banks Common Stock will be adjusted to the actual initial public offering price. During the quarter ended March 31, 1998, Florida Banks adopted the provisions of SOP 98-5 "Reporting on the Costs of Start-Up Activities", which resulted in the write-off of $26,000 of organizational costs capitalized as of December 31, 1997.


First National


        Results of Operations. First National's net income for the first quarter of 1998 decreased $59,000, or 53.4% to $52,000 from $111,000 for the corresponding period in 1997. Basic and diluted earnings per share were $.03 for the first quarter of 1998 compared to $.06 for the first quarter of 1997. The decrease in net income from the first quarter of 1997 compared to the first quarter of 1998 was primarily attributable to a decrease in net interest income of $9,000, a decrease in noninterest income of $16,000 and an increase in noninterest expense of $71,000, which were partially offset by a decrease in the provision for income taxes of $37,000.

        Net interest income decreased $9,000, or 2.0% for the first quarter of 1998 compared to the first quarter of 1997. Interest income increase $29,000, or 2.8% while interest expense increased $39,000, or 7.0% This decrease in net interest income resulted from increased competition for funds with non-bank institutions.


        Noninterest income decreased $16,000, or 9.6% for the first quarter of 1998 compared to the first quarter of 1997. Increases in services fees and other noninterest income were offset by a decrease in the gain on sale of loans for the first quarter of 1998 compared to the corresponding period of 1997. The decrease in the gain on sale of loans is due to the timing of the sale of such loans which can fluctuate rather significantly on a quarterly basis.

        The provision for loan losses charged to operations in both the first quarters of 1998 and 1997 totaled $15,000.

        Noninterest expense increased $71,000, or 15.5% to $526,000 for the first quarter of 1998, from $455,000 for the first quarter of 1997. The increase in noninterest expenses resulted primarily from increases in salaries and benefits and occupancy and equipment costs. The increase in salaries and benefits of $61,000, or 25.6% to $300,000 for the first quarter of 1998, from $239,000 for the first quarter of 1997, results from normal salary increases and the addition of lending staff. The increase in occupancy and equipment expense

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of $16,000, or 25.8% resulted from the additional leased space for First
National's SBA department and from additional depreciation and maintenance expense resulting from the purchase of additional computer equipment.


        The effective tax rate for both the first quarter of 1998 and 1997 is 38%, representing the estimated effective annual tax rates for both periods.


        Financial Condition. Total assets at March 31, 1998 were $62.2 million, an increase of $1.8 million, or 3% from $60.4 million at December 31, 1997. Total loans increased $2.4 million, or 7.1% to $36.2 million at March 31, 1998 from $33.8 million at December 31, 1997. Investment securities increased $760,000 or 7.1% to $11.5 million at March 31, 1998 from $10.8 million at December 31, 1997. The increases in total loans and investment securities available for sale were funded by a reduction in Federal funds sold of $1.2 million or 11.3% from $10.2 million at December 31, 1997 to $9.1 million at March 31, 1998 and an increase in repurchase agreements of $2.1 million or 34.7% from $5.9 million at December 31, 1997 to $8.0 million at March 31, 1998. Total deposits and shareholders' equity remained relatively consistent from December 31, 1997 to March 31, 1998.


        Nonaccrual loans increased to $435,000 at March 31, 1998, compared to $0 at December 31, 1997. These nonaccrual loans represent six commercial loans, five of which are SBA loans of which $362,000 are guaranteed by the SBA, subject to certain conditions. First National reflected these loans as nonaccrual as they are over 120 days past-due and in liquidation at March 31, 1998. These loans were classified as impaired loans at December 31, 1997 with an allowance for loan losses for First National's estimated exposure on these loans.


YEAR 2000

        Florida Banks is currently evaluating its computer systems as well as those of its data processing vendor to determine whether modifications and expenditures will be necessary to make its systems as well as those of its vendor compliant with Year 2000 requirements. These requirements have arisen due to the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail as a result of their inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00." Florida Banks believes that its critical systems are currently or will be Year 2000 compliant by December 31, 1998 and does not believe that material expenditures will be necessary to implement any further modifications. Management of Florida Banks has also evaluated the potential effect on M&I's data processing systems resulting from Year 2000 issues. M&I has represented that M&I's core processing systems will be fully Year 2000 compliant prior to December 31, 1998. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of M&I or other companies on which Florida Banks' systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact Florida Banks' systems or operations.

ACCOUNTING PRONOUNCEMENTS


        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be


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recognized under accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statements but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statements. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management has not determined the effect of this statement on its financial statements disclosure.

EFFECTS OF INFLATION AND CHANGING PRICES

        Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. At the beginning of 1996 the Federal Reserve decreased interest rates 75 basis points. The prime rate has remained unchanged since that time. In addition, inflation affects financial institutions' increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely effect liquidity, earnings and shareholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and can reduce First Nationals' earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MONETARY POLICIES

        The results of operations of First National will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Florida Banks or First National.


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                 DESCRIPTION OF FLORIDA BANKS CAPITAL STOCK AND
                   FIRST NATIONAL BANK OF TAMPA CAPITAL STOCK

FLORIDA BANKS

        GENERAL

        Florida Banks is authorized to issue 30,000,000 shares of Florida Banks Common Stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share (the "Florida Banks Preferred Stock"), of which 600,000 shares of Florida Banks Preferred Stock have been designated as Series A Preferred Stock. As of the date hereof, 377,800 shares of Florida Banks Common Stock and 60,600 shares of Series A Preferred Stock are issued and outstanding and held by 28 shareholders of record.

        The following summary of the Florida Banks Common Stock and Florida Banks Preferred Stock is qualified in its entirety by reference to the Florida Banks Articles, the Florida Banks Bylaws and the Florida Business Corporation Act, as amended (the "FBCA").

        FLORIDA BANKS COMMON STOCK

        Subject to such preferential rights as the Florida Banks Board may grant in connection with any issuance of Florida Banks Preferred Stock, holders of shares of Florida Banks Common Stock are entitled to receive such dividends as the Florida Banks Board may declare in its discretion from funds legally available therefor. At this time, the Florida Banks Board intends to retain all earnings to support anticipated growth in the current operations of Florida Banks and First National and to finance future expansion. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Florida Banks Preferred Stock and indebtedness by Florida Banks. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including Florida Banks' earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Florida Banks Board. Upon the liquidation, dissolution or winding up of Florida Banks, after payment of creditors, the remaining net assets of Florida Banks will be distributed pro rata to the holders of Florida Banks Common Stock, subject to any liquidation preference of the holders of Florida Banks Preferred Stock. See "Description of Florida Banks Capital Stock and First National Bank of Tampa Capital Stock--Florida Banks Preferred Stock." There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Florida Banks Common Stock. All of the outstanding shares of Florida Banks Common Stock are, and the shares to be outstanding upon completion of the Florida Banks IPO will be, duly and validly authorized and issued, fully paid and nonassessable.

        Holders of Florida Banks Common Stock are entitled to one vote per share of Florida Banks Common Stock held of record on all such matters submitted to a vote of the shareholders. Holders of Florida Banks Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Florida Banks Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Florida Banks Common Stock will not be able to elect any persons to the Florida Banks Board.

        FLORIDA BANKS PREFERRED STOCK

        The Florida Banks Board may, without shareholder approval, from time to time authorize the issuance of Florida Banks Preferred Stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the Florida Banks Board may determine. The relative rights,

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preferences and limitations that the Florida Banks Board has the authority to determine as to any such series of Florida Banks Preferred Stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because the Florida Banks Board has the power to establish the relative rights, preferences and limitations of each series of Florida Banks Preferred Stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of shares of Florida Banks Common Stock. Although the Florida Banks Board has no intention at the present time of doing so, it could cause the issuance of Florida Banks Preferred Stock that could discourage an acquisition attempt or other transactions that some, or majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of Florida Banks Common Stock over the market price of such shares.

        Florida Banks presently has 60,600 shares of Florida Banks Preferred Stock outstanding, designated as the Series A Preferred Stock. The terms of the Series A Preferred Stock provide that no dividends or other distributions shall be declared or payable on the Series A Preferred Stock. The terms of the Series A Preferred Stock provide for a liquidation preference in the event of a winding up, liquidation or dissolution of Florida Banks in the amount of $10.00 per share for an aggregate liquidation preference of $606,000. Except as may be required by law, the holders of the Series A Preferred Stock do not have any voting rights. The Series A Preferred Stock may be redeemed, at the option of Florida Banks, at a price of $10.00 per share. Florida Banks intends to redeem the outstanding shares of Series A Preferred Stock with the proceeds of the Florida Banks IPO.

        CERTAIN PROVISIONS OF THE FLORIDA BANKS ARTICLES AND FLORIDA BANKS
        BYLAWS

        The Florida Banks Articles contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions which are not approved by three-quarters (75%) of the Florida Banks Board. The Florida Banks Articles require, in addition to any other required approval or consent under Florida law, the Florida Articles or otherwise, the affirmative vote or consent of the holders of at least two-thirds (66-2/3%) of the shares of each class of stock entitled to vote in elections of directors to approve any merger or consolidation of Florida Banks or any subsidiary of Florida Banks with or into any Interested Person (as defined), regardless of the identity of the surviving corporation, any sale, lease or other disposition of all or any substantial part (assets having an aggregate fair market value of twenty-five percent (25%) of the total assets of Florida Banks) of the assets of Florida Banks or any subsidiary of Florida Banks to any Interested Person for cash, real or personal property, including securities, or any combination thereof, issuance or delivery of securities of Florida Banks or a subsidiary of Florida Banks to any Interested Person in consideration for or in exchange of any securities or other property (including cash), or liquidation of Florida Banks ("Covered Transaction"), if any person who, as of the record date for the determination of shareholders entitled to notice of any Covered Transaction and to vote thereon or consent thereto, as of the date of such vote or consent, or immediately before consummation of any Covered Transaction owns beneficially five percent or more of any voting stock of Florida Banks entitled to vote in elections of directors ("Interested Person") is a party to the transaction, unless three-fourths (75%) of the entire Florida Banks Board has approved the transaction, in which case the affirmative vote of a majority of each class of stock entitled to vote in elections of directors is required. In addition, the Florida Banks Articles require, in addition to any approval or consent required under Florida law, any other provision in the Florida Banks Articles or otherwise, the separate approval by the holders of a majority of the shares of each class of stock of Florida Banks entitled to vote in elections of directors which are not beneficially owned, directly or indirectly, by an Interested Person, of any Covered Transaction other than a liquidation of Florida Banks ("Business Combination"), if an Interested Person is a party to such transaction; provided, that such approval is not required if (a) the consideration to be received by the holders of the stock of Florida Banks meets certain minimal levels determined by a formula under the Florida Banks Articles (generally the highest price paid by the Interested Person for any shares which he has acquired), (b) there has been no reduction in the average dividend rate from that which was obtained

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prior to the time the Interested Person became such, and (c) the consideration to be received by shareholders who are not Interested Persons shall be paid in cash or in the same form as the Interested Person previously paid for shares of such class of stock. These Articles of the Florida Banks Articles, as well as the Article classifying the Florida Banks Board, may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares entitled to vote in elections of directors.

        The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in control of Florida Banks through the acquisition of a large block of Florida Banks' voting stock.

        INDEMNIFICATION

        The Florida Banks Articles and Florida Banks Bylaws require Florida Banks to indemnify the directors and officers of Florida Banks to the fullest extent permitted by law. In addition, as permitted by the FBCA, the Florida Banks Articles and Florida Banks Bylaws provide that no director of Florida Banks shall be personally liable to Florida Banks or its shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Florida Banks and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This provision, however, shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions to shareholders of Florida Banks in violation of Section 607.06401 of the FBCA, or (iv) for willful misconduct or a conscious disregard for the best interests of Florida Banks in a proceeding by or in the right of Florida Banks to procure judgment in its favor or in a proceeding by or in the right of a shareholder. This provision of the Florida Banks Articles will limit the remedies available to a shareholder who is dissatisfied with a decision of the Florida Banks Board protected by this provision, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Florida Banks Board. In many situations, this remedy may not be effective, including instances when shareholders are not aware of a transaction or an event prior to action of the Florida Banks Board in respect of such transaction or event.

FIRST NATIONAL

        First National is authorized to issue five million (5,000,000) shares of First National Common Stock, $1.00 par value per share, of which 2,065,000 shares were issued and outstanding as of the Record Date and no more than 2,065,000 shares will be issued and outstanding at the Effective Time. First National Common Stock is not publicly traded and First National acts as its own transfer agent and the registrar for the First National Common Stock. First National has only one class of common stock and is not authorized to issue preferred stock.

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                        COMPARISON OF SHAREHOLDER RIGHTS

        At the Effective Time, shareholders of First National, a national bank chartered under the laws of the United States, will become shareholders of Florida Banks, a Florida corporation, and Florida law will govern shareholder rights after the Merger. Differences between the National Bank Act (which is the law regulating national banks and supersedes the FBCA except when the provisions of the National Bank Act and the FBCA are not in direct conflict) and the FBCA and between the First National Articles and the First National Bylaws and the Florida Banks Articles and the Florida Banks Bylaws will result in various changes in the rights of First National Shareholders.

        The following summary illustrates the material differences between the rights of Florida Banks shareholders under Florida law, the Florida Banks Articles and the Florida Banks Bylaws, as compared with those of First National Shareholders under federal law, the First National Articles and the First National Bylaws. This summary does not purport to be a complete description of the provisions discussed and is qualified in its entirety by the FBCA, the First National Articles, the First National Bylaws, the Florida Banks Articles and the Florida Banks Bylaws, to which First National Shareholders are referred.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

        Under the FBCA, a corporation's shareholders may remove any or all of the corporation's directors, with or without cause, unless the corporation's articles of incorporation provide that directors may only be removed for cause. Directors may be removed at a shareholders meeting provided that the notice of meeting states that removal of the director(s) is a purpose or the purpose of the meeting. The FBCA provides that, unless a corporation's articles of incorporation specify otherwise, vacancies on the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors, though less than a quorum of the board, or by the shareholders. The term of each person elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

        Under the National Bank Act, the shareholders may remove a director with or without cause at a duly convened special meeting of shareholders called for that purpose when a quorum is present, if votes cast in favor of removal exceed votes cast opposing removal. A majority of the outstanding shares may also remove a director by written consent action. The National Bank Act further provides that vacancies on the board will be filled by appointment of the remaining directors, and that any director so appointed will hold his place until the next election.

        The Florida Banks Articles and Bylaws provide that any vacancy that on the Florida Banks Board, other than a vacancy resulting from a director's removal, may be filled by the affirmative vote of the majority of the directors then in office, though less than a quorum. If the vacancy is not filled by action of the directors, the shareholders may fill such vacancy at any meeting held during the existence of the vacancy. A vacancy that occurs because a director has been removed from office must be filled by the vote of at least 75% of the outstanding shares of each class of stock entitled to vote in elections of directors.

        The First National Bylaws permit the First National Shareholders to remove any director or the entire board of directors, with or without cause, at a shareholders' meeting called for that purpose by vote of a majority of outstanding shares of First National Common Stock. If the entire First National Board is removed, the shareholders may fill any vacancies created by the removal, and any director so elected will hold office only until the next election of directors by the First National Shareholders. However, if less than the entire First National Board is removed, under no circumstances may the First National Shareholders remove a director if the votes cast against such director's removal would be sufficient to elect such director if

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such votes were cumulatively voted in such director's favor at an election of the entire First National Board. Except for vacancies filled by action of the First National Shareholders at a special meeting, the First National Bylaws provide that the remaining directors may fill a vacancy on the First National Board at any regular meeting of the First National Board or at any special meeting called for that purpose.

QUORUM OF SHAREHOLDERS

        Under the FBCA, shares entitled to vote as a separate voting group may take action at a meeting only if a quorum exists. The FBCA provides that, unless a corporation's articles of incorporation provide otherwise, a majority of the votes entitled to be cast on a particular matter constitutes a quorum for a voting group for action on that matter. The FBCA permits the articles of incorporation to provide for a greater or lesser quorum; provided that in no event may a quorum consist of less than one-third of the shares entitled to vote.

        The Florida Bank Bylaws provide that a quorum for shareholder meetings consists of the presence of shareholders, in person or represented by proxy, holding at least a majority of the issued and outstanding capital stock of Florida Banks entitled to vote on the matters to be presented at such shareholders' meeting. The Florida Banks Common Stock is the only class of Florida Bank's capital stock that is entitled to voting rights.

        The First National Bylaws provide that the holders of a majority of the outstanding capital stock, present in person or represented by proxy, will constitute a quorum at any meetings of the First National Shareholders, unless otherwise provided by law. Further, once a quorum has been established at a shareholders meeting, the First National Bylaws provide that a withdrawal of shareholders that reduces the number of shareholders entitled to vote at the meeting below the number required for a quorum will not invalidate any action taken at or adjournment of the meeting.

ADJOURNMENT AND NOTICE OF SHAREHOLDER MEETINGS

        Under the FBCA, once a share is represented for any purpose at a meeting, it is deemed to be present for quorum purposes for the remainder of the meeting and for any adjournment of the meeting unless a new record date is or must be set for the adjourned meeting. Holders of a majority of shares represented, who would be entitled to vote at a meeting if a quorum were present, where a quorum is not present, may adjourn such meeting. Under the FBCA, notice of shareholder meetings must be given at least 10 and no more than 60 days before the meeting date. Unless otherwise required by the FBCA with respect to meetings at which specified actions (including, but not limited to, mergers, certain share exchanges, certain asset sales, and dissolution) will be considered or as required by a corporation's articles of incorporation, notice of an annual meeting of shareholders need not contain a description of the purpose or purposes for which the meeting is called. However, notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

        The Florida Banks Bylaws provide that, if a quorum is not present or represented at a shareholder meeting, the shareholders entitled to vote may adjourn the meeting until the requisite amount of voting stock is present. No notice, other than an announcement at the meeting before its adjournment, is required of the new date, time or place of the adjourned meeting, unless a new record date for the adjourned meeting is, or is required by law or the Florida Banks Bylaws to be, fixed. If, however, a new record date for the adjourned meeting is or must be fixed, notice of the adjourned meeting must be given in accordance with the Florida Banks Bylaws as if the adjourned meeting was a newly-called meeting. The Florida Banks Bylaws further provide that the determination of shareholders of record entitled to notice of or to vote at any meeting of

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shareholders is effective for any adjournment of the meeting unless the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting, in which case a new record date must be set.

        The First National Bylaws provide that less than a quorum may adjourn any shareholders' meeting, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast will decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the First National Articles. After a quorum has been established at a shareholders' meeting, a withdrawal of shareholders that reduces the number of shareholders entitled to vote at the meeting below the number required for a quorum does not invalidate any action taken at or adjournment of the meeting. Under the First National Bylaws, notice of shareholder meetings, specifying the place, day, and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is being called, must be delivered to each shareholder entitled to vote at the meeting at least ten and no more than 60 days before the date set for the meeting. Such notice must be made either personally, by first-class mail, or at the direction of the president, the secretary, or the officer or other persons calling the meeting. If mailed, the notice is effective when deposited in the United States mail, postage prepaid and addressed to the shareholder at his or her address as it appears on the records of First National.

CALL OF SPECIAL SHAREHOLDER MEETINGS

        Under the FBCA, special shareholders' meetings may be held in or out of the state at a place stated in or fixed in accordance with a corporation's bylaws or, when not inconsistent with the bylaws, in the notice of the special meeting. Special meetings may be called by (i) the board of directors; (ii) the person or persons authorized under the articles of incorporation or bylaws; or
(iii) holders of at least 10% (unless the articles of incorporation require a greater percentage not to exceed 50%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting, who make written demand to the corporation's secretary for the meeting and describe the purpose or purposes for which the special meeting is to be held. Only business within the purpose or purposes described in the notice of special meeting may be conducted at a special meeting.

        The Florida Banks Bylaws provide that special meetings of the shareholders, for any purpose or purposes, except to the extent otherwise required by statute or the Florida Banks Articles, may be called by Florida Banks' chief executive officer or by any presiding officer of the Florida Banks Board. In addition, the chief executive officer or secretary of Florida Banks must call a special meeting when requested in writing by (i) at least 3 directors; or (ii) shareholders owning at least 10% of all shares entitled to vote. Any such written request must be signed and dated and must state the purpose or purposes of the proposed meeting.

        The First National Articles and Bylaws provide that special meetings of the shareholders may be called, except as otherwise specifically provided by statute, for any purpose at any time by the First National Board or by eight or more shareholders holding, in the aggregate, at least 20% of the First National Common Stock. Each special meeting, unless otherwise provided by law, must be called by mailing, postage pre-paid, at least ten days before the date fixed for the special meeting, to each shareholder at the address appearing on the records of First National, a notice stating the purpose of the special meeting.

SHAREHOLDER CONSENT IN LIEU OF MEETING

        The FBCA permits, unless a corporation's articles of incorporation provide otherwise, any action required or permitted to be taken at a shareholders meeting to be taken without a meeting, without prior notice and without a vote, by action of the shareholders having at least the minimum number of votes that would be necessary to authorize or take such action at a shareholders meeting at which shares entitled to vote thereon

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were present and voted. To be effective, the action must be evidenced by at least one written consent describing the action taken, dated and signed by the requisite holders and delivered to the corporation. Under the FBCA, no written consent will be effective to take the corporate action referred to therein unless, within ten (10) days after obtaining such authorization by written consent, notice is given to those shareholders who have not consented in writing. The notice must summarize the material features of the authorized action, and, if the action voted on was a merger, consolidation, or sale or exchange of assets for which dissenters' rights are provided under Florida law, the notice must contain a clear statement of the right of dissenting shareholders to be paid the fair value of their shares upon compliance with further provisions of Florida law regarding the rights of dissenting shareholders. The Florida Bank Charter and Bylaws do not limit application of the FBCA provisions permitting shareholder consents in lieu of a meeting.

        Under the First National Bylaws, whenever any notice is required to be given to any shareholder of First National, whether pursuant to the First National Bylaws or Charter or the laws of the United States, a written waiver of notice signed at any time by the person entitled to that notice will be entitled to vote at a meeting, in person or by proxy, constitutes a waiver of notice of the meeting, except when the shareholder attends a meeting for the purpose, expressed at the beginning of the meeting, of objecting to the transaction of any business transaction because the meeting is not lawfully called or convened.

DISSENTERS' RIGHTS

        Under the FBCA, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers, consolidations, sale, lease or exchange of substantially all the assets of the corporation (under limited circumstances), or elimination of cumulative voting. However, the FBCA generally denies dissenters' rights in the case of a merger or share exchange or a proposed sale or exchange of property when a corporation's shares are listed on a national securities exchange or the Nasdaq National Market or held of record by at least 2,000 persons. A shareholder wishing to assert dissenters' rights under the FBCA must follow the specified procedures which include: (i) delivering, before the vote is taken on the matter, written notice of the holder's intent to demand payment for his shares if the matter is approved; and
(ii) not voting his shares in favor of the matter proposed. Within 10 days after the shareholders have authorized the matter, the corporation must give written notice of the authorization to each shareholder who delivered written notice of his intent to demand payment and who did not vote for the proposed action. Within 20 days after the corporation has provided this notice, the shareholder must file with the corporation a notice of his election to dissent and must simultaneously surrender certificates representing his shares. The notice of election must be in the form specified under the FBCA.

        Under the National Bank Act, shareholders may perfect dissenters' rights with regard to corporate actions by complying with the procedures set forth in
Section 215a, as set forth in Appendix B to this Proxy Statement-Prospectus. See "The Merger--Dissenters' Rights of First National Shareholders."

DERIVATIVE ACTIONS

        Under the FBCA, a derivative action may be brought only by a person who was a shareholder of the corporation at the time of the alleged wrongdoing unless the person became a shareholder through transfer by operation of law from one who was a shareholder at that time. A complaint brought in a derivative proceeding must be verified and must allege with particularity the demand to obtain action by the board of directors and that the demand was refused or ignored. The court may dismiss a derivative proceeding if it finds, on the corporation's motion, that any one of a number of specified groups has determined in good faith, after a reasonable investigation, that maintaining the derivative suit is not in the corporation's best interest. The corporation will have the burden of proving the independence and good faith of the group making the

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determination and the reasonableness of the investigation. A derivative action commenced under the FBCA may not be discontinued or settled without the court's approval.

DIVIDENDS AND DISTRIBUTIONS

        Under the FBCA, a corporation may not make a distribution if, after giving effect thereto, the corporation would be unable to satisfy its debts as they become due in the ordinary course of business or if the corporation's total assets would be less than its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy preferential rights of shareholders whose preferential rights are superior to those of the class of shareholders receiving the dividend or other distribution. The Florida Banks Articles do not supplement or modify application of the FBCA restrictions on the payment of dividends or the making of shareholder distributions.

        Under the National Bank Act, the directors of a national banking association may declare quarterly, semi-annual or annual dividends of the bank's undivided profits; provided that until the bank's surplus fund equals its common capital, no dividends may be declared unless at least 10% of the bank's net income for the preceding six months (for quarterly or semi-annual dividends) or the preceding twelve months (for annual dividends) has been transferred to the surplus fund. In addition, OCC approval is required if the bank's total declared dividends for any calendar year exceed its total net income combined with retained net income of the preceding two years, less any required transfers to surplus or any preferred stock retirement fund.

DIRECTOR QUALIFICATIONS AND NUMBER

        Under the FBCA, directors must be at least 18 years of age but need not be shareholders of the corporation or Florida residents unless the corporation's articles of incorporation or bylaws require so. The FBCA provides that a corporation's articles of incorporation and bylaws may impose additional qualifications on directors.

        The National Bank Act requires that a bank's board must consist of at least five, but no more than 25 elected directors. Each director must be a U.S. citizen during his entire term of service, and at least a majority of the directors must have lived, for at least one year before their election and during their entire term of service as a director, either within the state in which the bank is located or within 100 miles of the bank. In addition, each director must own shares of the bank with an aggregate par value of at least $1,000.

        The Florida Banks Bylaws provide for the Florida Banks Board to consist of at least 2 but not more than 25 directors, with the Florida Banks Board to determine from time to time the exact number. By resolution, the Florida Banks Board has set the present size of the Florida Banks Board at 22 directors. The Florida Banks Articles provide that the Florida Banks Board be classified into three classes, as nearly equal as possible, with the initial term of the "Class I Directors" to expire at the annual meeting of shareholders to be held in 1999, the initial term of the "Class II Directors" to expire at the annual meeting of shareholders to be held in 2000 and the initial term of the "Class III Directors" to expire at the annual meeting of shareholders to be held in 2001. At each annual meeting of shareholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a three-year term.

        Pursuant to the First National Bylaws, the First National Board must consist of at least 5 and no more than 25 First National Shareholders, with the exact number of directors to be fixed and determined from time to time by resolution of a majority of the full board or by resolution of the First National Shareholders at any meeting thereof. No decrease in the number of directors may have the effect of shortening the term of an incumbent director unless the shareholders remove the director. Each director of First National must be an

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adult citizen of the United States; in addition, at least two-thirds of the directors must, during his or her entire term of service, have resided in the State of Florida for at least one year immediately preceding their election and must be Florida residents during their continuance in office. In addition, each director must directly own shares of First National's capital stock which have an aggregate value of at least $1,000; any director who ceases to be the owner of the required aggregate value of First National's capital stock, or who becomes in any other manner disqualified, will be deemed to have terminated his or her status as a director of First National.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

        The FBCA permits a corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability he incurs in connection with such proceeding, including any appeal. These indemnification rights apply if the director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to a criminal action or proceeding, had reasonable cause to believe that his action was unlawful.

        Under the FBCA, a corporation must indemnify any officer, director, agent or employee who is successful (on the merits or otherwise) in defending an action of the type referred to in the immediately preceding paragraph against the actual and reasonable expenses of defending any such action. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director, officer, agent or employee if a determination is made that indemnification is proper under the circumstances. Such determination will be made: (i) by the corporation's board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (ii) by a majority vote of a committee duly designated by the board of directors consisting of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by specified groupings of the board of directors or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding, or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding. The reasonableness of the expenses to be indemnified is determined in the same manner as the determination of whether the indemnification is permissible. Florida law further provides that a corporation may pay expenses incurred in defending any action or proceeding in advance of the final disposition if the applicable director or officer first gives the corporation an undertaking to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

        Under Florida law, the provisions for indemnification and advancement of expenses are not exclusive. Accordingly, a corporation may make any other or further indemnification or advancement of expenses of any of its officers, directors, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        Under the FBCA, indemnification or advancement of expenses, however, will not be made to or on behalf of any officer, director, employee or agent if a judgment or other final adjudication establishes that his

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actions or omissions were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the officer, director, employee or agent had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful; (ii) a transaction from which the officer, director, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of the FBCA Section 607.0834 (relating to unlawful distributions) apply or (iv) willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The Florida Banks Bylaws further provide that, in addition to the circumstances described in the preceding sentence, no indemnification or advancement of expenses will be made to or on behalf of any officer, director, employer or agent if a judgment or other final adjudication establishes that his actions or omissions were material to the action so adjudicated and constitute recklessness or an act or omission committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property in a proceeding by or in the right of someone other than Florida Banks or a shareholder. Except for the further exclusion from indemnification provided in the preceding sentence, the Florida Banks Bylaws provide that Florida Banks' directors, officers and any other persons designated by the Florida Banks Board are entitled to be indemnified to the full extent provided under Florida law, and the Florida Banks Articles and Bylaws limit the personal liability of such directors, officers and other persons to the full extent permitted under Florida law.

        Florida law permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The Florida Banks Bylaws permit Florida Banks to purchase such insurance as provided under Florida law.

DIRECTOR LIABILITY

        Under Florida law, a director is not personally liable for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes a violation of criminal law (unless the director had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful), self dealing, willful misconduct, or recklessness.

        INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING FLORIDA BANKS PURSUANT TO THE FOREGOING PROVISIONS OF THE FLORIDA BANKS ARTICLES, FLORIDA BANKS HAS BEEN INFORMED THAT IN THE OPINION OF THE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.


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AMENDMENT OF ARTICLES OF INCORPORATION AND BY-LAWS

        The FBCA generally requires the affirmative vote of the holders of at least a majority of the votes actually cast on an amendment to the articles of incorporation; provided, however, a majority of the votes entitled to be cast on the amendment is required with respect to an amendment that would create dissenters' rights. Under Florida corporate law, shareholder approval is not required for certain non-material amendments. The FBCA provides that a corporation's bylaws may be amended or repealed by the board of directors or shareholders; provided, however, that the board may not amend or repeal the corporation's bylaws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or repealing the bylaws, expressly provide that the board of directors may not amend or repeal the bylaws or a particular bylaw provision.

        The National Bank Act provides that, except as otherwise required by law or in the national bank's articles of association, the articles of association may be amended in any lawful manner. Any amendment requiring shareholder approval may be effected at a shareholder meeting by the affirmative vote of the holders of at least a majority of the voting stock.

        The Florida Banks Articles, provide that, except as otherwise specifically provided therein, the Florida Banks Articles may be amended, altered, changed or repealed only by the affirmative vote of at least fifty percent (50%) of the Florida Banks Common Stock. The affirmative vote of at least 75% of the shareholders entitled to vote is required to approve the (i) amendment, alteration, change or repeal of the Article containing provisions relating to the election of directors, classification of the Florida Banks Board and filling vacancies on the Florida Banks Board; and (ii) the Articles providing for supermajority approval of various extraordinary corporate transactions. The Florida Banks Bylaws provide that the Florida Banks Bylaws may be amended by the affirmative vote of a majority of the Florida Banks Board then holding office or by the affirmative vote of the holders of at least 75% of the outstanding Florida Banks Common Stock entitled to vote thereon. The Florida Banks Bylaws provide that the Florida Banks Board may not adopt, amend, or repeal any by-law which sets a greater quorum or voting requirement for shareholders (or shareholder voting groups) than the minimum required by the FBCA. In addition, a by-law that fixes a greater quorum or voting requirement for the Florida Banks Board than the minimum required by the FBCA may be amended or repealed (i) only by the shareholders if the shareholders originally adopted such by-law and (ii) either by the Florida Banks Board or the shareholders if the Florida Banks Board originally adopted such by-law. A by-law adopted or amended by the shareholders that fixes a greater quorum or voting requirement for the Florida Banks Board may be amended or repealed only by a specified vote of either the shareholders or the Florida Banks Board, if such by-law provision so provides.

        Under the First National Articles and Bylaws, unless otherwise required by law, the First National Articles may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the First National Common Stock. The First National Bylaws may be amended, altered or repealed, at any regular meeting of the First National Board, by a vote of the majority of the total number of directors.


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VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

        Under the FBCA, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation's assets other than in the ordinary course of business must be generally approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon unless the corporation's articles of incorporation require a higher vote.

        The Florida Banks Articles require the affirmative vote of at least 75% of the outstanding shares of Florida Banks Common Stock entitled to vote to approve a merger, consolidation, or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of Florida Banks, unless a majority of the Florida Banks Board has approved and recommended the transaction prior to the consummation thereof.

INTERESTED SHAREHOLDER TRANSACTIONS

        Under the FBCA, any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a "Business Combination"), if an Interested Person is a party to such transaction, will be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (a) the Interested Shareholder Transaction has been approved by a majority of the disinterested directors; (b) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; (c) the Interested Person has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years preceding the announcement date; (d) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (e) the corporation is an investment company registered under the Investment Company Act of 1940 or (f) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA (generally, the highest price paid by the Interested Person for any shares which she or he has acquired). Florida Banks has explicitly opted out of this statutory provision.

FIDUCIARY DUTY

        Under Florida law, a director is required to discharge his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interest of the corporation. In discharging his or her duties, a director is entitled to rely on: (i) information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person's professional or expert competence or (iii) a committee of the board of which the director is not a member if the director reasonably believes the committee merits confidence. In addition, in discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interest of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.



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PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

        Section 607.0902 of the FBCA restricts the voting rights of certain shares of a corporation's stock when those shares are acquired by a party who, by such acquisition, would control at least one-fifth of all voting rights of the corporation's issued and outstanding stock. The statute provides that the acquired shares (the "control shares") will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an "acquiring person's statement" submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person's request to have voting rights re-assigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation's shareholders for each class and series of stock. If such a resolution is approved, and the voting rights re-assigned to the control shares represent a majority of all voting rights of the corporation's outstanding voting stock, then, unless the corporation's articles of incorporation or Bylaws provide otherwise, all shareholders of the corporation will be able to exercise dissenter's rights in accordance with Florida law.

        A corporation may, by amendment to its articles of incorporation or bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person's statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person's statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party's request, deny full voting rights to the control shares.

        The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners: (i) pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer; (ii) pursuant to the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute; (iii) pursuant to either a merger or share exchange if the corporation is a party to the agreement or plan of merger or share exchange; (iv) pursuant to any savings, employee stock ownership or other benefit plan of the corporation or (v) pursuant to an acquisition of shares specifically approved by the board of directors of the corporation.

        The Florida Banks Articles provide that the Florida Banks Board, in evaluating a proposal for an extraordinary corporate transaction, will consider all relevant factors, including the economic effect, both immediate and long-term, upon the Florida Banks shareholders, including shareholders, if any, who will not participate in the transaction; the social and economic effect on the employees, depositors and customers of, and others dealing with, Florida Banks and its subsidiaries and on the communities in which Florida Banks and its subsidiaries operate or are located; whether the proposal is acceptable based on the historical and current operating results or financial condition of Florida Banks; whether a more favorable price could be obtained for Florida Banks' securities in the future; the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of Florida Banks and its subsidiaries; and the future value of Florida Banks' stock; and any antitrust or other legal and regulatory issues that are raised by the proposal.

        The following provisions of the Florida Banks Articles and the Florida Banks Bylaws may be considered to have anti-takeover implications: (i) the ability of the Florida Banks Board to fill the vacancies (but only until the next selection of the class of directors for which such director has been chosen) resulting from an increase in the number of directors; (ii) the ability of the Florida Banks Board to issue substantial amounts of Florida Banks Common Stock without the need for shareholder approval, which Florida Banks Common Stock, among other things and in certain circumstances, may be used to dilute the stock ownership of holders of Florida Banks Common Stock seeking to obtain control of Florida Banks; (iii) the ability of the Florida Banks Board to establish the rights of, and to issue, substantial amounts of Florida Banks Preferred Stock without the need for shareholder approval which Florida Banks Preferred Stock, among other things, may be used to create voting impediments with respect to changes in control of Florida Banks or, to dilute the stock ownership of holders of Florida Banks Common Stock seeking to obtain control of Florida Banks; (iv) the supermajority voting requirements for certain extraordinary corporate transactions and (v) the broad range of factors that the Florida Banks Board may consider in evaluating such a proposal, and the broad range of actions it may take to reject such a proposal, if it so decides. In addition to the provisions of Section 607.09 of the FBCA, the classification of the Florida Banks Board may serve as an anti-takeover protection.

                                 LEGAL OPINIONS

        The legality of the shares of Florida Banks Common Stock to be issued to the holders of First National Common Stock pursuant to the Merger will be passed upon by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. Smith, Gambrell & Russell, LLP has from time to time acted as counsel in advising Florida Banks and its affiliates with respect to certain matters and in connection with various transactions. Certain other legal matters will be passed upon for First National by Igler & Dougherty, P.A., Tampa, Florida.

        The Merger Agreement provides as a condition to each party's obligation to consummate the Merger that Florida Banks and First National receive the opinion of Smith, Gambrell & Russell, LLP, Atlanta, Georgia, special counsel to Florida Banks, substantially to the effect that the Merger will constitute a "reorganization" under Section 368(a) of the Code.

                                     EXPERTS

        The financial statements included in this Proxy Statement-Prospectus and elsewhere in the Registration Statement have also been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                  OTHER MATTERS

        As of the date of this Proxy Statement-Prospectus, the First National Board knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement- Prospectus. However, if any other matters will properly come before the Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of First National.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                           Page No.
                                                                                                           --------
FINANCIAL STATEMENTS FOR FLORIDA BANKS, INC.

   Independent Auditors' Report..........................................................................   F-2

   Balance Sheets as of as of March 31, 1998 (unaudited) and December 31, 1997...........................   F-3

   Statement of Operations for the Three Months Ended March 31, 1998 (unaudited).........................   F-4

   Statement of Shareholders' Equity for the Three Months Ended March 31, 1998 (unaudited)...............   F-5

   Statement of Cash Flows for the Three Months Ended March 31, 1998 (unaudited).........................   F-6

   Notes to Financial Statement..........................................................................   F-7

FINANCIAL STATEMENTS FOR FIRST NATIONAL BANK OF TAMPA

   Independent Auditors' Report..........................................................................  F-10

   Balance Sheets as of as of March 31, 1998 (unaudited) and December 31, 1997 and 1996..................  F-11

   Statements of Income for the Three Months Ended March 31, 1998 and 1997
         (unaudited) and for the Years Ended December 31, 1997, 1996 and 1995............................  F-12

   Statements of Shareholders' Equity for the Three Months Ended March 31, 1998
         (unaudited) and for the Years Ended December 31, 1997, 1996 and 1995............................  F-13

   Statements of Cash Flows for the Three Months Ended March 31, 1998 and 1997
         (unaudited) and for the Years Ended December 31, 1997, 1996 and 1995............................  F-14

   Notes to Financial Statements.........................................................................  F-16

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
  Florida Banks, Inc.:

     We have audited the accompanying balance sheet of Florida Banks, Inc. (the Company) (a development stage corporation) as of December 31, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accompanying balance sheet of the Company as of December 31, 1997 presents fairly in all material respects, the financial position of the Company in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

March 20, 1998
Jacksonville, Florida

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                                 BALANCE SHEETS


                                                               MARCH 31,    DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)
                                 ASSETS
CASH........................................................  $   409,218
DEFERRED PUBLIC OFFERING COSTS..............................       74,645
ORGANIZATIONAL COSTS........................................                  $26,442
                                                              -----------     -------
          TOTAL ASSETS......................................  $   483,863     $26,442
                                                              ===========     =======

                  LIABILITIES AND SHAREHOLDERS' EQUITY
ACCRUED EXPENSES............................................  $       100     $26,442
                                                              -----------     -------
          Total liabilities.................................          100      26,442
                                                              -----------     -------
COMMITMENTS
SHAREHOLDERS' EQUITY:
  Preferred Stock, $.01 par value; 1,000,000 shares
     authorized; 60,600 and 0 shares issued and outstanding
     (redemption value of $606,000).........................      606,000
  Common Stock, $.01 par value; 30,000,000 shares
     authorized; 377,800 and 0 shares issued and
     outstanding............................................        3,778
  Additional paid-in capital................................    4,152,022
  Warrants to acquire 80,800 shares of Common Stock.........      164,832
  Deficit accumulated during development stage..............   (4,442,869)
                                                              -----------     -------
          Total shareholders' equity........................      483,763
                                                              -----------     -------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $   483,863     $26,442
                                                              ===========     =======


                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF OPERATIONS


                                                                    PERIOD FROM
                                                                 OCTOBER 15, 1997
                                                              (DATE OF INCORPORATION)
                                                                        TO
                                                                  MARCH 31, 1998
                                                                        AND
                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                    (UNAUDITED)
EXPENSES:
  Salaries and benefits.....................................        $ 3,325,199
  Financing costs...........................................          1,052,824
  Occupancy and equipment...................................              3,455
  Other.....................................................             34,949
                                                                    -----------
  Net loss before cumulative effect of changes in accounting
     for organizational costs...............................         (4,416,427)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR ORGANIZATIONAL
  COSTS (Note 1)............................................            (26,442)
                                                                    -----------
NET LOSS....................................................        $(4,442,869)
                                                                    ===========
LOSS PER SHARE:
  Basic and diluted.........................................        $    (20.87)
                                                                    ===========


                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                       STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)


                                                                                            DEFICIT
                                                                              WARRANTS    ACCUMULATED
                          PREFERRED STOCK      COMMON STOCK     ADDITIONAL   TO ACQUIRE     DURING
                         -----------------   ----------------    PAID-IN       COMMON     DEVELOPMENT
                         SHARES    AMOUNT    SHARES    AMOUNT    CAPITAL       STOCK         STAGE         TOTAL
                         ------   --------   -------   ------   ----------   ----------   -----------   -----------
BALANCE, DECEMBER 31,
  1997
Issuance of Common
  Stock................                      297,000   $2,970   $3,264,030                              $ 3,267,000
Issuance of units......  60,600   $606,000    80,800     808       887,992    $164,832                    1,659,632
Net loss...............                                                                   $(4,442,869)   (4,442,869)
                         ------   --------   -------   ------   ----------    --------    -----------   -----------
Balance, March 31,
  1998.................  60,600   $606,000   377,800   $3,778   $4,152,022    $164,832    $(4,442,869)  $   483,763
                         ======   ========   =======   ======   ==========    ========    ===========   ===========


                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                            STATEMENT OF CASH FLOWS


                                                                    PERIOD FROM
                                                                 OCTOBER 15, 1997
                                                              (DATE OF INCORPORATION)
                                                                        TO
                                                                  MARCH 31, 1998
                                                                        AND
                                                                THREE MONTHS ENDED
                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss..................................................        $(4,442,869)
  Adjustments to reconcile net loss to net cash used in
     operating activities...................................
     Noncash charge on issuance of Common Stock.............          4,316,854
     Decrease in organizational costs.......................             26,442
     Decrease in accrued liabilities........................            (26,342)
                                                                    -----------
          Net cash used in operating activities.............           (125,915)
                                                                    -----------
FINANCING ACTIVITIES:
  Proceeds from the issuance of stock.......................            609,778
  Increase in deferred public offering costs................            (74,645)
                                                                    -----------
          Net cash provided by financing activities.........            535,133
                                                                    -----------
NET INCREASE IN CASH........................................            409,218
CASH, BEGINNING OF PERIOD...................................                 --
                                                                    -----------
CASH, END OF PERIOD.........................................        $   409,218
                                                                    ===========


                       See notes to financial statements.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                          NOTES TO FINANCIAL STATEMENT
             AS OF DECEMBER 31, 1997 AND FOR THE THREE MONTHS ENDED
                           MARCH 31, 1998 (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Organization -- Florida Banks, Inc. (the "Company") was incorporated on October 15, 1997 for the purpose of becoming a bank holding company and acquiring First National Bank of Tampa. The Company is in the development stage and will remain in the development stage until the consummation of the merger with First National Bank of Tampa and the proposed initial public offering.


     Operations through December 31, 1997, relate primarily to expenditures for incorporating and organizing the Company.

     Organizational Costs -- Through December 31, 1997, incurred organizational costs (consisting principally of legal, regulatory, consulting and incorporation fees) were deferred and were to be amortized over the Company's initial sixty months of operations. During the quarter ended March 31, 1998, the Company elected to early adopt the provision of SOP 98-5, "Reporting on the Costs of Start-Up Activities", which provides that start-up costs (including organizational costs) should be expensed as incurred. The cumulative effect of adoption of SOP 98-5 has been reflected in the Statement of Operations.

     New Accounting Pronouncements -- During the quarter ended March 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company has no other comprehensive income in the three months ended March 31, 1998.

     Interim Financial Information. Interim Financial Information at March 31, 1998 and for the three months ended March 31, 1998 is unaudited. The unaudited interim financial statements reflect all adjustments consisting of only normal accruals, which are, in the opinion of management, necessary to a fair statement of the results for the interim period. Information for the interim period is not necessarily indicative of results to be achieved for the full year.


2.  SUBSEQUENT EVENTS (UNAUDITED)


     In January 1998, the Company entered into an employment agreement with its President and Chief Executive Officer (the "President"). The agreement has a three-year term and provides for a minimum annual base salary of $220,000 until the closing of the offering and $250,000 subsequent to the offering. In addition, the Board will issue an option to the President to purchase 80,000 shares of common stock at the initial public offering price. This option will be exercisable for a period of ten years. The agreement provides that if the Company is unable to close on the public offering or if the President is terminated without cause, the President is entitled to liquidated damages of $100,000.


     On February 3, 1998, the Company sold 101 Units to accredited foreign investors. Each Unit was comprised of (i) 600 shares of Series A Preferred Stock, (ii) 800 shares of Common Stock, and

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENT -- (CONTINUED)


(iii) Warrants to purchase 800 shares of Common Stock at the initial public offering price, at the price of $6,008 per Unit. The net proceeds to the Company from this private placement was approximately $600,000. The Series A Preferred Stock has been valued at its redemption value of $606,000 as the Company contemplates redeeming the Series A Preferred Stock using a portion of the proceeds from the initial public offering. The Series A Preferred Stock is non-voting, and at the option of the Company, the Series A Preferred Stock may be redeemed at any time in whole or in part at a cash redemption price of $10 per share. The Company recorded a nonrecurring noncash charge of $1,053,000 relating to the issuance to the Common Stock and Warrants, with a corresponding increase to shareholders' equity. Financing costs relating to the Common Stock have been measured as the difference between the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimated range), and the allocated proceeds of $.01 per share. The Warrants have been valued at an aggregate price of $165,000, or $2.04 per share, as determined by an independent appraisal. The proceeds from the issuance of such Units provided funding for the Company's development stage operations.



     On February 11, 1998, the Company sold 297,000 shares of Common Stock to 14 investors as Founder Shares at the price of $.01 per share. Such investors include the President and Chief Executive Officer, certain directors of the Company, T. Stephen Johnson and other employees of T. Stephen Johnson & Associates ("TSJ&A"). The difference between the proceeds from the sale and the fair value of the Common Stock, based on an assumed initial public offering price of $11.00 per share (the mid-point of the estimate range), has been recorded as compensation expense of $3,264,000 with a corresponding increase in additional paid-in capital. Such compensation expense and corresponding increase to additional paid-in capital relating to the sale of such Common Stock will be adjusted to the actual initial public offering price.


     On March 30, 1998, the Company executed a definitive agreement with First National Bank of Tampa, pursuant to which the Bank will be merged with and into Interim Bank No. 1, N.A., a wholly-owned subsidiary of the Company, which will be renamed "Florida Bank, N.A." Shareholders of First National Bank of Tampa will receive $13,750,000 payable in common stock of Florida Banks, Inc. The number of shares to be issued is based upon the price per share in the proposed initial public offering. The Merger is contingent, among other things, upon the receipt of approval of the Merger by the Board of Governors of the Federal Reserve System, the OCC and the FDIC. In addition, the Merger must be approved by shareholders of First National Bank of Tampa. The Merger is considered a reverse acquisition for accounting purposes, with the Bank identified as the accounting acquirer. The Merger will be accounted for as a purchase, but no goodwill will be recorded in the Merger and the financial statements of the Bank will become the historical financial statements of the Company.

     As compensation for consulting services during the organization and formation of the Company and acquisition of the Bank, TSJ&A will be paid a fee of $15,000 per month for a term of six months. In addition, TSJ&A will receive finder's fee of $137,500, which represents 1% of the purchase price of First National Bank of Tampa, to be paid upon consummation of the public offering. T. Stephen Johnson is Vice-Chairman of the Company and is Chairman of TSJ&A.


     Mr. Robin Kelton, a significant shareholder of the Company, serves as the Chairman of Kelton International Limited which received a fee of $45,450 in connection with the offering of Units to foreign investors.



     On June 4, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"), effective March 31, 1998, which provides for the grant of incentive or non-qualified stock options to certain directors, officers and key employees who participate in the Plan. An aggregate of 900,000 shares of Common Stock are reserved for issuance pursuant to the Plan. The Company has committed to issue options for a total of 465,000 shares of Common Stock upon completion of the initial public offering, of which 325,000 options are immediately exercisable. The exercise price will be the equal to the initial public offering price.

                              FLORIDA BANKS, INC.
                       (A DEVELOPMENT STAGE CORPORATION)

                  NOTES TO FINANCIAL STATEMENT -- (CONTINUED)


     Also on June 4, 1998, the shareholders of the Company voted to increase the total number of authorized shares of the Company's capital stock from 10,000,000 to 31,000,000 and to increase the total number of authorized shares of the Company's Common Stock from 9,000,000 to 30,000,000. The financial statements have been restated to reflect this increase in authorized shares.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
First National Bank of Tampa
Tampa, Florida

     We have audited the accompanying balance sheets of First National Bank of Tampa (the "Bank") as of December 31, 1996 and 1997, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

February 27, 1998
Jacksonville, Florida

                          FIRST NATIONAL BANK OF TAMPA

                                 BALANCE SHEETS

                                                                                  DECEMBER 31,
                                                               MARCH 31,    -------------------------
                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
                                                              (UNAUDITED)
                                               ASSETS
CASH AND DUE FROM BANKS.....................................  $ 2,598,921   $ 2,788,211   $ 2,488,784
FEDERAL FUNDS SOLD..........................................    9,090,000    10,245,000    12,410,000
                                                              -----------   -----------   -----------
         Total cash and cash equivalents....................   11,688,921    13,033,211    14,898,784
INVESTMENT SECURITIES:
  Available for sale, at fair value (cost $11,256,956
    (unaudited), $10,445,885 and $8,289,420 at March 31,
    1998 and December 31, 1997 and 1996 respectively).......   11,233,108    10,452,185     8,279,765
  Other investments.........................................      291,850       313,050       270,850
LOANS:
  Commercial real estate....................................   16,236,639    15,281,442    13,078,357
  Commercial................................................   14,394,770    13,157,905    12,412,325
  Residential mortgage......................................    3,395,685     3,268,704     3,952,731
  Consumer..................................................    1,287,123     1,222,045     1,423,161
  Credit card and other loans...............................      885,645       869,031       838,108
                                                              -----------   -----------   -----------
         Total loans........................................   36,199,862    33,799,127    31,704,681
  Allowance for loan losses.................................     (505,103)     (481,462)     (432,238)
  Net deferred loan fees....................................      (84,269)      (78,765)      (77,621)
                                                              -----------   -----------   -----------
         Net loans..........................................   35,610,490    33,238,900    31,194,822
PREMISES AND EQUIPMENT, NET.................................      533,499       511,503       488,077
ACCRUED INTEREST RECEIVABLE.................................      345,223       332,031       285,420
DEFERRED INCOME TAXES, NET..................................    2,400,114     2,420,271
OTHER ASSETS................................................       69,784        94,628        87,391
                                                              -----------   -----------   -----------
         TOTAL ASSETS.......................................  $62,172,989   $60,395,779   $55,505,109
                                                              ===========   ===========   ===========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS:
  Noninterest-bearing demand................................  $ 6,500,383   $ 6,441,785   $ 8,121,621
  Interest-bearing demand...................................    2,581,607     3,073,535     3,917,819
  Regular savings...........................................    6,450,486     5,874,911     2,712,877
  Money market accounts.....................................    1,389,538     1,348,431     1,386,291
  Time $100,000 and over....................................   10,686,727    10,214,403     9,666,810
  Other time................................................   17,605,691    18,507,107    19,720,653
                                                              -----------   -----------   -----------
         Total deposits.....................................   45,214,432    45,460,172    45,526,071
REPURCHASE AGREEMENTS.......................................    7,964,257     5,911,513     5,389,440
OTHER BORROWED FUNDS........................................    2,403,563     2,405,604     1,018,636
ACCRUED INTEREST PAYABLE....................................      174,642       198,817       178,828
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......................       69,241       106,038       122,692
                                                              -----------   -----------   -----------
         Total liabilities..................................   55,826,135    54,082,144    52,235,667
                                                              -----------   -----------   -----------
COMMITMENTS (NOTES 6 and 8)
SHAREHOLDERS' EQUITY:
  Common stock, $1 par value; 5,000,000 shares authorized
    1,825,000 shares issued and outstanding.................    1,825,000     1,825,000     1,825,000
  Additional paid-in capital................................    3,725,148     3,725,148     1,070,359
  Retained earnings (deficit of $8,134,037 eliminated upon
    quasi-reorganization on December 31, 1995) (Note 11)....      811,492       759,707       383,738
  Unrealized gain (loss) on available for sale investment
    securities, net of tax..................................      (14,786)        3,780        (9,655)
                                                              -----------   -----------   -----------
         Total shareholders' equity.........................    6,346,854     6,313,635     3,269,442
                                                              -----------   -----------   -----------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........  $62,172,989   $60,395,779   $55,505,109
                                                              ===========   ===========   ===========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                              STATEMENTS OF INCOME

                                         THREE MONTHS ENDED
                                              MARCH 31,                YEARS ENDED DECEMBER 31,
                                       -----------------------   ------------------------------------
                                          1998         1997         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                             (UNAUDITED)
INTEREST INCOME:
  Loans, including fees..............  $  807,818   $  796,532   $3,352,741   $2,890,204   $2,187,558
  Investment securities..............     162,716      140,132      583,590      460,321      436,973
  Federal funds sold.................      96,289      100,757      365,658      263,552      312,512
                                       ----------   ----------   ----------   ----------   ----------
          Total interest income......   1,066,823    1,037,421    4,301,989    3,614,077    2,937,043
                                       ----------   ----------   ----------   ----------   ----------
INTEREST EXPENSE:
  Deposits...........................     509,486      508,976    2,075,429    1,744,407    1,380,650
  Repurchase agreements..............      60,702       40,480      178,200      108,357       68,494
  Borrowed funds.....................      24,715        6,634       42,099       18,878       24,414
                                       ----------   ----------   ----------   ----------   ----------
          Total interest expense.....     594,903      556,090    2,295,728    1,871,642    1,473,558
                                       ----------   ----------   ----------   ----------   ----------
NET INTEREST INCOME..................     471,920      481,331    2,006,261    1,742,435    1,463,485
PROVISION (BENEFIT) FOR LOAN
  LOSSES.............................      15,000       15,000       60,000       60,000     (138,394)
                                       ----------   ----------   ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION
  (BENEFIT) FOR LOAN LOSSES..........     456,920      466,331    1,946,261    1,682,435    1,601,879
                                       ----------   ----------   ----------   ----------   ----------
NONINTEREST INCOME:
  Service fees.......................      94,963       86,126      324,693      331,421      245,942
  Gain on sale of loans..............      19,709       64,375       94,805      137,655       41,767
  Gain (loss) on sale of available
     for sale investment
     securities......................       8,197        7,391        7,635       (2,446)      12,868
  Gain on sale of other real estate
     owned...........................                                                          10,546
  Other noninterest income...........      29,363       10,594       76,596       50,005       64,058
                                       ----------   ----------   ----------   ----------   ----------
                                          152,232      168,486      503,729      516,635      375,181
                                       ----------   ----------   ----------   ----------   ----------
NONINTEREST EXPENSES:
  Salaries and benefits..............     299,870      238,782      999,382      872,643      784,517
  Occupancy and equipment............      75,710       60,165      256,160      226,965      295,562
  Data processing....................      25,465       22,767       92,633       75,366       62,068
  Other..............................     124,583      133,235      493,848      423,462      478,742
                                       ----------   ----------   ----------   ----------   ----------
                                          525,628      454,949    1,842,023    1,598,436    1,620,889
                                       ----------   ----------   ----------   ----------   ----------
INCOME BEFORE PROVISION FOR INCOME
  TAXES..............................      83,524      179,868      607,967      600,634      356,171
PROVISION FOR INCOME TAX EXPENSES....      31,739       68,637      231,998      216,896
                                       ----------   ----------   ----------   ----------   ----------
NET INCOME...........................  $   51,785   $  111,231   $  375,969   $  383,738   $  356,171
                                       ==========   ==========   ==========   ==========   ==========
EARNINGS PER SHARE:
  Basic..............................  $     0.03   $     0.06   $     0.21   $     0.21   $     0.20
                                       ==========   ==========   ==========   ==========   ==========
  Diluted............................  $     0.03   $     0.06   $     0.19   $     0.20   $     0.19
                                       ==========   ==========   ==========   ==========   ==========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                         UNREALIZED
                                                                                       (LOSS) GAIN ON
                                                                                         AVAILABLE
                                                                                          FOR SALE
                                      COMMON STOCK         ADDITIONAL     RETAINED       INVESTMENT
                                 -----------------------     PAID-IN      EARNINGS      SECURITIES,
                                   SHARES     PAR VALUE      CAPITAL      (DEFICIT)      NET OF TAX       TOTAL
                                 ----------   ----------   -----------   -----------   --------------   ----------
BALANCE, JANUARY 1, 1995.......   1,825,000   $1,825,000   $ 8,987,500   $(8,490,208)    $(179,152)     $2,143,140
  Net income...................                                              356,171                       356,171
  Unrealized loss on available
    for sale investment
    securities, net............                                                            179,152         179,152
  Quasi-reorganization.........                             (8,134,037)    8,134,037
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1995.....   1,825,000    1,825,000       853,463                                   2,678,463
  Net income...................                                              383,738                       383,738
  Adjustment to deferred tax
    asset valuation allowance
    subsequent to quasi-
    reorganization.............                                216,896                                     216,896
  Unrealized loss on available
    for sale investment
    securities, net............                                                             (9,655)         (9,655)
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1996.....   1,825,000    1,825,000     1,070,359       383,738        (9,655)      3,269,442
  Net income...................                                              375,969                       375,969
  Adjustment to deferred tax
    asset valuation allowance
    subsequent to quasi-
    reorganization.............                              2,654,789                                   2,654,789
  Unrealized gain on available
    for sale investment
    securities, net............                                                             13,435          13,435
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, DECEMBER 31, 1997.....   1,825,000    1,825,000     3,725,148       759,707         3,780       6,313,635
  Net income (unaudited).......                                               51,785                        51,785
  Unrealized loss on available
    for sale investment
    securities, net
    (unaudited)................                                                            (18,566)        (18,566)
                                 ----------   ----------   -----------   -----------     ---------      ----------
BALANCE, MARCH 31, 1998
  (unaudited)..................   1,825,000   $1,825,000   $ 3,725,148   $   811,492     $ (14,786)     $6,346,854
                                 ==========   ==========   ===========   ===========     =========      ==========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                            STATEMENTS OF CASH FLOWS

                                THREE MONTH PERIOD ENDED
                                        MARCH 31,                    YEARS ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------
                                   1998           1997           1997          1996          1995
                               ------------   ------------   ------------   -----------   -----------
                                       (UNAUDITED)
OPERATING ACTIVITIES:
  Net income.................  $     51,785   $    111,231   $    375,969   $   383,738   $   356,171
  Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
     SBA loans originated for
       resale................            --     (1,064,674)    (1,261,766)   (1,121,977)     (857,383)
     Proceeds from sale of
       SBA loans.............            --        846,218      1,454,895     1,852,401       570,650
     Depreciation and
       amortization..........        31,587         24,915        109,595        87,056       111,726
     Deferred income taxes...        31,739         68,637        231,998       216,896
     Loss on disposition of
       furniture and
       equipment.............                                                                  57,253
     Gain on sale of
       securities............        (8,197)        (7,391)        (7,635)                    (12,868)
     Gain on disposal of
       other real estate
       owned.................                                                                 (10,546)
     Amortization of premiums
       on investments, net...       (21,048)        (1,709)         6,072                       4,824
     Provision (benefit) for
       loan losses...........        15,000         15,000         60,000        60,000      (138,394)
     Increase in accrued
       interest receivable...       (13,192)       (12,092)       (46,611)      (60,350)      (42,245)
     Increase in accrued
       interest payable......       (24,175)        11,226         19,989        41,779        17,503
     Decrease (increase) in
       other assets..........        24,844        (14,398)        (7,237)      (42,797)      247,374
     Increase (decrease) in
       other liabilities.....       (36,797)       (51,227)       (16,654)       35,288        57,405
                               ------------   ------------   ------------   -----------   -----------
          Net cash (used in)
            provided by
            operating
            activities.......        51,546        (74,264)       918,615     1,452,034       361,470
                               ------------   ------------   ------------   -----------   -----------
INVESTING ACTIVITIES:
  Proceeds from sales,
     paydowns and maturities
     of investment
     securities:
     Available for sale......     3,716,159      5,753,841     13,543,810     3,884,442     4,415,664
     Other...................        28,600
  Purchases of investment
     securities:
     Available for sale......    (4,497,985)    (6,521,388)   (15,698,714)   (5,683,851)   (3,494,601)
     Other investments.......        (7,400)       (17,000)       (42,200)
  Net increase in loans......    (2,371,590)    (2,186,757)    (2,297,207)   (5,753,768)   (6,065,863)
  Purchases of premises and
     equipment...............       (53,583)       (28,304)      (133,020)      (33,709)     (424,905)

                          FIRST NATIONAL BANK OF TAMPA

                                THREE MONTH PERIOD ENDED
                                        MARCH 31,                    YEARS ENDED DECEMBER 31,
                               ---------------------------   ----------------------------------------
                                   1998           1997           1997          1996          1995
                               ------------   ------------   ------------   -----------   -----------
                                       (UNAUDITED)
  Proceeds from sale of other
     real estate owned.......                                                    45,000        55,546
  Proceeds from sale of fixed
     assets..................                                                                 480,024
                               ------------   ------------   ------------   -----------   -----------
          Net cash used in
            investing
            activities.......    (3,200,799)    (2,999,608)    (4,627,331)   (7,541,886)   (5,034,135)
                               ------------   ------------   ------------   -----------   -----------
FINANCING ACTIVITIES:
  Net increase in demand
     deposits, money market
     accounts and savings
     accounts................       183,352     (1,987,032)       600,054     3,436,405     1,328,694
  Net increase (decrease) in
     time deposits...........      (429,092)       201,995       (665,952)    7,456,862     1,417,852
  Increase in repurchase
     agreements..............     2,052,744        867,656        522,073     1,780,682     3,608,758
  Increase (decrease) in
     other borrowed funds....        (2,041)       278,094      1,386,968       415,002      (176,354)
                               ------------   ------------   ------------   -----------   -----------
          Net cash provided
            by (used in)
            financing
            activities.......     1,804,963       (639,287)     1,843,143    13,088,951     6,178,950
                               ------------   ------------   ------------   -----------   -----------
NET INCREASE (DECREASE) IN
  CASH AND CASH
  EQUIVALENTS................    (1,344,290)    (3,713,159)    (1,865,573)    6,999,099     1,506,285
CASH AND CASH EQUIVALENTS:
  Beginning of year..........    13,033,211     14,898,784     14,898,784     7,899,685     6,393,400
                               ------------   ------------   ------------   -----------   -----------
  End of year................  $ 11,688,921   $ 11,185,625   $ 13,033,211   $14,898,784   $ 7,899,685
                               ============   ============   ============   ===========   ===========

                       See notes to financial statements.

                          FIRST NATIONAL BANK OF TAMPA

                         NOTES TO FINANCIAL STATEMENTS
      YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND THREE MONTHS ENDED
                      MARCH 31, 1998 AND 1997 (UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     First National Bank of Tampa (the "Bank") is a nationally chartered bank regulated by the Office of the Comptroller of the Currency. The Bank is a member of the Federal Reserve System and commenced operations on July 11, 1988.

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry. The following summarizes these policies and practices:

          Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Securities -- Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near future. No investments are held for trading purposes. Securities not classified as held to maturity are classified as available for sale, and reported at fair value with unrealized gains and losses excluded from earnings and reported net of tax as a separate component of stockholders' equity until realized. Other investments, which include Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost as such investments do not have readily determinable fair values.

          Realized gains and losses on sales of investment securities are recognized in the statements of income upon disposition based upon the adjusted cost of the specific security. Declines in value of investment securities judged to be other than temporary are recognized as losses in the statement of income.

          Loans -- Loans are stated at the principal amount outstanding, net of unearned income and an allowance for loan losses. Interest income on all loans is accrued based on the outstanding daily balances.

          Management has established a policy to discontinue accruing interest (non-accrual status) on a loan after it has become 90 days delinquent as to payment of principal or interest unless the loan is considered to be well collateralized and the Bank is actively in the process of collection. In addition, a loan will be placed on non-accrual status before it becomes 90 days delinquent if management believes that the borrower's financial condition is such that collection of interest or principal is doubtful. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is estimated to be uncollectible. Interest income on non-accrual loans is recognized only as received.

          Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized over the life of related loans on a method that approximates the interest method.

          Allowance for Loan Losses -- The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management's judgment, is adequate to provide for probable loan losses after giving consideration to the growth and composition of the loan portfolio, current economic conditions, past loss experience, evaluation of potential losses in the current loan portfolio and such other factors that warrant current recognition in estimating loan losses.

          Loans which are considered to be uncollectible are charged-off against the allowance. Recoveries on loans previously charged-off are added to the allowance.

                          FIRST NATIONAL BANK OF TAMPA

          Impaired loans are loans for which it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Impairment losses are measured by the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical expedient, at either the loan's observable market price or the fair value of the collateral. Interest income or impaired loans is recognized only as received.

          Large groups of smaller balance homogeneous loans (consumer loans) are collectively evaluated for impairment. Commercial loans and larger balance real estate and other loans are individually evaluated for impairment.

          Premises and Equipment -- Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of 3 to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of their estimated useful life or the period the Bank expects to occupy the related leased space. Maintenance and repairs are charged to operations as incurred.

          Income Taxes -- Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. Net deferred tax liabilities or assets are recognized through charges or credits to the deferred tax provision. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized. Subsequent to the Bank's quasi-reorganization (see note 11) reductions in the deferred tax valuation allowance are credited to paid in capital.

          Loan Origination Fees and Costs -- Loan fees, net of certain specific incremental direct loan origination costs, are deferred and accreted into income over the life of each loan as a yield adjustment.

          Repurchase Agreements -- Repurchase agreements consist of agreements with customers to pay interest daily on funds swept into a repo account based on a rate of .75% to 1.00% below the Federal funds rate. Such agreements generally mature within one to four days from the transaction date. Information concerning repurchase agreements at December 31, 1997 and 1996 is summarized as follows:

                                                 1997          1996
                                              ----------    ----------
Average balance during the year.............  $3,957,381    $2,588,850
Average interest rate during the year.......        4.50%         4.19%
Maximum month-end balance during the year...  $6,257,096    $5,389,440

          Other Borrowed Funds -- Other borrowed funds consist of treasury tax and loan deposits and generally are repaid within one to 120 days from the transaction date.

          Stock Options -- The Bank has elected to account for its stock options under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 "Accounting for Stock Based Compensation" had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

          Earnings Per Share -- In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 establishes standards for computing and presenting earnings per share

                          FIRST NATIONAL BANK OF TAMPA

     ("EPS") and applies to all entities with publicly held common stock or potential common stock. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilutive securities that could share in the earnings. The Company adopted the requirements of SFAS No. 128 in the year ended December 31, 1997 (Note 12).

          New Accounting Pronoucements -- During the quarter ended March 31, 1998, the Bank adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement. Additionally, SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Total comprehensive income for the three months ended March 31, 1998 was $33,219. Other comprehensive income was comprised solely of the change in unrealized gain (loss) on available for sale investment securities, net.

          Supplementary Cash Flow Information -- For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and Federal funds sold. Generally, Federal funds are sold for one day periods. Interest paid on deposits and borrowed funds for the years ended December 31, 1997, 1996 and 1995 was $2,275,739, $1,829,863 and $1,456,055
     respectively. Interest paid on deposits and borrowed funds for the three month periods ended March 31, 1998 and 1997 was $619,078 and $544,864 (unaudited), respectively.

          Interim Financial Information -- Interim Financial Information at March 31, 1998 and for the three months ended March 31, 1998 and 1997 is unaudited. The unaudited interim financial statements reflect all adjustments consisting of normal reoccuring accruals which are, in the opinion of management, necessary to a fair statement of the results for the interim periods. Information for the interim periods is not necessarily indicative of results to be achieved for the full year.

                          FIRST NATIONAL BANK OF TAMPA

2.  INVESTMENT SECURITIES

     The amortized cost and estimated fair value of available for sale investment securities as of December 31, 1997 and 1996 are as follows:

                                                           GROSS        GROSS
                                            AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                              COST         GAINS        LOSSES        VALUE
                                           -----------   ----------   ----------   -----------
DECEMBER 31, 1997
U.S. Treasury securities and other U.S.
  agency obligations.....................  $ 3,998,153    $ 4,288      $ (4,862)   $ 3,997,579
Mortgage-backed securities...............    6,447,732     27,303       (20,429)     6,454,606
                                           -----------    -------      --------    -----------
                                           $10,445,885    $31,591      $(25,291)   $10,452,185
                                           ===========    =======      ========    ===========
DECEMBER 31, 1996
U.S. Treasury securities and other U.S.
  agency obligations.....................  $ 2,483,771    $ 1,231      $ (5,002)   $ 2,480,000
Mortgage-backed securities...............    5,805,649     20,417       (26,301)     5,799,765
                                           -----------    -------      --------    -----------
                                           $ 8,289,420    $21,648      $(31,303)   $ 8,279,765
                                           ===========    =======      ========    ===========

     Expected maturities of debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The amortized cost and estimated fair value of debt securities available for sale, at December 31, 1997, by contractual maturity, are shown below:

                                                               AMORTIZED       FAIR
                                                                 COST          VALUE
                                                              -----------   -----------
Due within one year.........................................  $ 2,502,712   $ 2,502,944
Due after one year through five years.......................    1,495,441     1,494,635
Due after five years through ten years......................
Due after ten years.........................................
                                                              -----------   -----------
                                                                3,998,153     3,997,579
Mortgage-backed securities..................................    6,447,732     6,454,606
                                                              -----------   -----------
          Total.............................................  $10,445,885   $10,452,185
                                                              ===========   ===========

     Investment securities with a carrying value of $9,303,244 and $6,467,682 were pledged as security for certain borrowed funds and public deposits held by the Bank at December 31, 1997 and 1996, respectively.

3.  LOANS

     Changes in the allowance for loan losses are summarized as follows:

                                                                1997       1996
                                                              --------   --------
Balance, beginning of year..................................  $432,238   $339,837
Provision for loan losses...................................    60,000     60,000
Charge-offs.................................................   (43,292)    (7,349)
Recoveries..................................................    32,516     39,750
                                                              --------   --------
Balance, end of year........................................  $481,462   $432,238
                                                              ========   ========

     The Bank's primary lending area is Tampa, Florida and surrounding areas. Although the Bank's loan portfolio is diversified, a significant portion of its loans are collateralized by real estate. Therefore the Bank

                          FIRST NATIONAL BANK OF TAMPA
could be susceptible to economic downturns and natural disasters. It is the Bank's lending policy to collateralize real estate loans based upon certain loan to appraised value ratios.

     The Bank had no loans on nonaccrual as of December 31, 1997 and 1996.

     Loans considered impaired totaled $372,111 at December 31, 1997 of which $299,611 is guaranteed by the SBA. The total allowance for loan losses related to these loans was $72,500 at December 31, 1997. There were no impaired loans at December 31, 1997 that did not have an allowance. The Bank's average investment in impaired loans was approximately $186,000 in 1997. The amount of interest income and interest collected on these impaired loans during 1997 was not significant. No loans were impaired as of December 31, 1996.

     The Bank lends to shareholders, directors, officers, and their related business interests on substantially the same terms as loans to other individuals and businesses of comparable credit worthiness. Such loans outstanding were approximately $249,000 and $496,000 at December 31, 1997 and 1996. During the year ended December 31, 1997, such shareholders, directors, officers and their related business interest borrowed approximately $15,000 from the Bank and repaid approximately $262,000.

4.  PREMISES AND EQUIPMENT

     Major classifications of these assets are as follows:

                                                                 1997        1996
                                                              ----------   ---------
Leasehold improvements......................................  $  271,456   $ 261,136
Furniture, fixtures and equipment...........................     742,810     620,110
                                                              ----------   ---------
                                                               1,014,266     881,246
Accumulated depreciation and amortization...................    (502,763)   (393,169)
                                                              ----------   ---------
                                                              $  511,503   $ 488,077
                                                              ==========   =========

     Depreciation and amortization amounted to $109,595, $87,056 and $111,726 for the years ended December 31, 1997, 1996 and 1995, respectively.

5.  INCOME TAXES

     The components of the provision for income tax expenses for the years ended December 31, 1997, 1996 and 1995, all of which are Federal, are as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Deferred tax expense...................................  $231,998   $216,896   $     --
                                                         --------   --------   --------
                                                         $231,998   $216,896   $     --
                                                         ========   ========   ========

     Income taxes for the years ended December 31, 1997, 1996 and 1995, differ from the amount computed by applying the federal statutory corporate rate to earnings before income taxes as summarized below:

                                                           1997       1996       1995
                                                         --------   --------   --------
Provision based on Federal income tax rate.............  $204,216   $206,709   $121,098
Change in deferred tax asset valuation allowance.......                        (125,151)
Nondeductible items, state income taxes net of federal
  benefit and other....................................    27,782     10,187      4,053
                                                         --------   --------   --------
                                                         $231,998   $216,896   $     --
                                                         ========   ========   ========

     At December 31, 1997 and 1996, the Bank had tax operating loss carryforwards of approximately $7,001,000 and $7,628,000, respectively. During the years ended December 31, 1997, 1996 and 1995 the Bank

                          FIRST NATIONAL BANK OF TAMPA
utilized net operating loss carryforwards to reduce current taxes payable by approximately $236,000, $272,000 and $128,000, respectively. The utilization of net operating losses for the years ended December 31, 1997 and 1996 (periods subsequent to the date of the Bank's quasi reorganization) and the complete recognition of all remaining deferred tax assets at December 31, 1997, totaling approximately $2,423,000, have been reflected as an increase to additional paid-in capital.

     The components of net deferred income taxes at December 31, 1997 and 1996 are as follows:

                                                                 1997         1996
                                                              ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $2,467,698   $2,689,133
  Allowance for loan losses.................................      24,478        7,127
  Loan fees.................................................      19,733       19,330
  Unrealized loss on investment securities..................          --        3,862
  Other.....................................................      13,078        9,627
                                                              ----------   ----------
                                                               2,524,987    2,729,079
                                                              ----------   ----------
Deferred tax liabilities:
  Accumulated depreciation..................................      53,143       53,143
  Cash to accrual adjustment................................      49,053       31,958
  Unrealized gain in investment securities..................       2,520           --
                                                              ----------   ----------
                                                                 104,716       85,101
                                                              ----------   ----------
  Valuation allowance.......................................          --    2,643,978
                                                              ----------   ----------
Deferred tax assets, net....................................  $2,420,271   $       --
                                                              ==========   ==========

     At December 31, 1997, the Bank had tax net operating loss carryforwards of approximately $7,001,000. Such carryforwards expire as follows: $611,000 in 2004, $1,588,000 in 2005, $1,171,000 in 2006, $1,919,000 in 2007, $1,620,000 in
2008 and $92,000 in 2009. Future changes in ownership, as defined in section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

     At December 31, 1997, the Bank assessed its earnings history and trends over the past three years, its estimate of future earnings, and the expiration dates of the loss carryforwards and has determined that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance is recorded at December 31, 1997.

6.  COMMITMENTS

     The Bank is obligated under certain noncancellable operating leases for office space and office property. Rental expense for 1997, 1996 and 1995 was approximately $116,000, $101,000 and $134,000, respectively, and is included in net occupancy and equipment expense in the accompanying statements of income. The following is a schedule of future minimum lease payments at December 31, 1997.

YEAR ENDING DECEMBER 31:
------------------------
1998........................................................  $   94,354
1999........................................................      98,547
2000........................................................     102,741
2001........................................................     104,838
2002........................................................     104,838
Later years.................................................   1,436,274
                                                              ----------
                                                              $1,941,592
                                                              ==========

                          FIRST NATIONAL BANK OF TAMPA

7.  STOCK OPTIONS

     During 1994, the Bank's Board of Directors approved a Stock Option Plan (the "Plan") for certain key officers, employees and directors whereby 300,000 shares of the Bank's common stock were made available through qualified incentive stock options and non-qualified stock options. The Plan specifies that the exercise price per share of common stock under each option shall not be less than the fair market value of the common stock on the date of the grant, except for qualified stock options granted to individuals who own either directly or indirectly more than 10% of the outstanding stock of the Bank. For qualified stock options granted to those individuals owning more than 10% of the Bank's outstanding stock, the exercise price shall not be less than 110% of the fair market value of the common stock on the date of grant. Options issued under the Plan expire ten years after the date of grant, except for qualified stock options granted to more than 10% shareholders as defined above. For qualified stock options granted to more than 10% shareholders, the expiration date shall be five years from the date of grant or earlier if specified in the option agreement. During 1994, the Bank granted stock options to purchase 240,000 shares of the Bank's common stock at an exercise price of $1.00. No options were granted during 1995, 1996 or 1997.

     During July, 1988, the Bank granted stock warrants to purchase 225,000 shares of the Bank's common stock at an exercise price of $10.25. Such warrants expire June 10, 1998.

8.  FINANCIAL INSTRUMENTS

     The Bank originates financial instruments with off-balance sheet risk in the normal course of business, usually for a fee, primarily to meet the financing needs of its customers. The financial instruments include letters of credit and unused lines of credit. These commitments involve varying degrees of credit risk, however, management does not anticipate losses upon the fulfillment of these commitments.

     At December 31, 1997, financial instruments having credit risk in excess of that reported in the balance sheet totaled approximately $6,507,000.

9.  REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                          FIRST NATIONAL BANK OF TAMPA

     As of December 31, 1997 and 1996, notifications from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the following table.

                                                                                                    TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                     FOR CAPITAL                 PROMPT CORRECTIVE
                                           ACTUAL                 ADEQUACY PURPOSES              ACTION PROVISIONS
                                     ------------------        -----------------------        -----------------------
                                       AMOUNT     RATIO          AMOUNT          RATIO          AMOUNT          RATIO
AS OF DECEMBER 31, 1997:
Total capital (to risk-weighted
  assets)..........................  $4,545,625   14.29%   >   $2,545,537    >    8.0%    >   $3,181,922    >    10.0%
                                                           -                 -            -                 -
Tier I capital (to risk-weighted
  assets)..........................   4,137,864   13.00    >    1,272,769    >    4.0     >    1,909,153    >     6.0
                                                           -                 -            -                 -
Tier I capital (to average
  assets)..........................   4,137,864    7.42    >    2,230,741    >    4.0     >    2,788,426    >     5.0
                                                           -                 -            -                 -
AS OF DECEMBER 31, 1996:
Total capital (to risk-weighted
  assets)..........................  $3,651,326   12.26%   >   $2,382,265    >    8.0%    >   $2,977,832    >   $10.0
                                                           -                 -            -                 -
Tier I capital (to risk-weighted
  assets)..........................   3,279,097   11.01    >    1,191,133    >    4.0     >    1,786,699    >     6.0
                                                           -                 -            -                 -
Tier I capital (to average
  assets)..........................   3,279,097    6.42    >    2,044,372    >    4.0     >    1,488,916    >     5.0
                                                           -                 -            -                 -

     The following is a reconciliation of shareholders' equity as reported in the financial statements to regulatory capital as of December 31, 1997 and 1996:

                                                                  TIER I         TOTAL
                                                   LEVERAGE     RISK BASED    RISK BASED
                                                    CAPITAL       CAPITAL       CAPITAL
                                                  -----------   -----------   -----------
DECEMBER 31, 1997:
  Shareholders' equity..........................  $ 6,313,635   $ 6,313,635   $ 6,313,635
  Unrealized gain on available for sale
     investment securities......................       (3,780)       (3,780)       (3,780)
  Allowance for loan loss.......................                                  407,761
  Deferred tax asset in excess of projected
     benefit for 1998...........................   (2,171,991)   (2,171,991)   (2,171,991)
                                                  -----------   -----------   -----------
Regulatory capital..............................  $ 4,137,864   $ 4,137,864   $ 4,545,625
                                                  ===========   ===========   ===========
December 31, 1996:
  Shareholders' equity..........................  $ 3,269,442   $ 3,269,442   $ 3,269,442
  Unrealized loss on available for sale
     investment securities......................        9,655         9,655         9,655
  Allowance for loan loss.......................                                  372,229
                                                  -----------   -----------   -----------
Regulatory capital..............................  $ 3,279,097   $ 3,279,097   $ 3,651,326
                                                  ===========   ===========   ===========

10.  FAIR VALUE OF FINANCIAL INSTRUMENT

     The following methods and assumptions were used by the Bank in estimating financial instrument fair values:

     General Comment -- The financial statements include various estimated fair value information as required by Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (Statement 107). Such information, which pertains to the Bank's financial instruments is based on the requirement set forth in Statement 107 and does not purport to represent the aggregate net fair value of the Bank. Furthermore, the fair value estimates are based on various assumptions, methodologies and

                          FIRST NATIONAL BANK OF TAMPA
subjective considerations, which vary widely among different financial institutions and which are subject to change.

     Cash and Cash Equivalents -- The carrying amount for cash and cash equivalents approximate the estimated fair values of such assets.

     Available for Sale Investment Securities -- Fair values for securities available for sale are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Other Investment Securities -- Fair value of the Bank's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

     Loans -- For variable rate loans that reprice frequently, the carrying amount is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

     Accrued Interest Receivable and Payable -- The carrying amount of accrued interest receivable and payable approximates the estimated fair value of such asset.

     Deposits -- The fair value of demand deposits, savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly time deposit maturities.

     Repurchase Agreements and Other Borrowed Funds -- The carrying amounts of repurchase agreements and other borrowed funds approximates the estimated fair value of such liabilities due to the short maturities of such instruments.

     Commitments to Originate Loans -- The fair value of commitments is estimated using fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the present creditworthiness of the counterparties. The carrying amount of deferred fees relating to such commitments approximates the fair value and such amounts are insignificant.

     A comparison of the carrying amount to the fair values of the Bank's significant financial instruments as of December 31, 1997 and 1996 is as follows:

                                                           1997                 1996
                                                    ------------------   ------------------
                                                    CARRYING    FAIR     CARRYING    FAIR
                                                     AMOUNT     VALUE     AMOUNT     VALUE
                                                    --------   -------   --------   -------
                                                            (AMOUNTS IN THOUSANDS)
Financial assets:
  Cash and cash equivalents.......................  $13,033    $13,033   $14,899    $14,899
  Investment available for sale...................   10,452     10,452     8,280      8,280
  Other investments...............................      313        313       271        271
  Loans...........................................   33,799     33,444    31,705     31,464
  Accrued interest receivable.....................      332        332       285        285
Financial liabilities:
  Deposits........................................   45,460     45,460    45,526     45,432
  Repurchase agreements...........................    5,912      5,912     5,389      5,389
  Other borrowed funds............................    2,406      2,406     1,019      1,019
  Accrued interest payable........................      199        199       178        178

                          FIRST NATIONAL BANK OF TAMPA

11.  QUASI-REORGANIZATION

     Effective December 31, 1995, the Bank completed a quasi-reorganization of its capital accounts. A quasi-reorganization is an accounting procedure provided for under current banking regulations that allows a bank to restructure its capital accounts to remove a deficit in undivided profits without undergoing a legal reorganization. A quasi-reorganization allows a bank that has previously suffered losses and subsequently corrected its problems to restate its records as if it had been reorganized. A quasi-reorganization is subject to regulatory approval and is contingent upon compliance with certain legal and accounting requirements of the banking regulations. The Bank's quasi-organization was authorized by the Office of the Comptroller of the Currency upon final approval of the Bank's shareholders which was granted November 15, 1995.

     As a result of the quasi-reorganization, the Bank charged against additional paid-in capital its accumulated deficit through December 31, 1995 of $8,134,037.

12.  EARNINGS PER SHARE

     Following is a reconciliation of the denominator used in the computation of basic and diluted earnings per common share.

                                             THREE MONTHS ENDED
                                                  MARCH 31,             YEARS ENDED DECEMBER 31,
                                            ---------------------   ---------------------------------
                                              1998        1997        1997        1996        1995
                                            ---------   ---------   ---------   ---------   ---------
                                                 (UNAUDITED)
Weighted average number of common shares
  outstanding -- Basic....................  1,825,000   1,825,000   1,825,000   1,825,000   1,825,000
Incremental shares from the assumed
  conversion of stock options.............    155,840     129,010     129,010      82,570      50,919
                                            ---------   ---------   ---------   ---------   ---------
          Total -- Diluted................  1,980,840   1,954,010   1,954,010   1,907,570   1,875,919
                                            =========   =========   =========   =========   =========

     The incremental shares from the assumed conversion of stock options were determined using the treasury stock method under which the assumed proceeds were equal to (1) the amount that the Bank would receive upon the exercise of the options plus (2) the amount of the tax benefit that would be credited to additional paid-in capital assuming exercise of the options. The assumed proceeds are used to purchase outstanding common shares at an assumed fair value equal to the Bank's average book value per common share as the Bank's stock is not actively traded and limited trades during 1996 through 1997 indicate that book value is a reasonable estimate of fair value.

13.  SUBSEQUENT EVENT (UNAUDITED)

     On March 30, 1998, the Bank executed a definitive agreement with Florida Banks, Inc. (a development stage corporation), pursuant to which the Bank will be merged with and into Interim Bank No. 1, N.A., a wholly-owned subsidiary of the Company, which will be renamed "Florida Bank, N.A." Shareholders of the Bank will receive $13,750,000 payable in common stock of Florida Banks, Inc. The number of shares to be issued is based upon the price per share in Florida Banks, Inc.'s proposed initial public offering. The Merger is contingent, among other things, upon the receipt of approval of the Merger by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. In addition, the Merger must be approved by shareholders of the Bank. The Merger is considered to be a reverse acquisition for accounting purposes, with the Bank identified as the accounting acquirer. The Merger will be accounted for as a purchase, but no goodwill will be recorded in the Merger and the financial statements of the Bank will become the historical financial statements of Florida Banks, Inc.

                                                                      APPENDIX A









                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                               FLORIDA BANKS, INC.

                                       AND

                          FIRST NATIONAL BANK OF TAMPA





                           DATED AS OF MARCH 30, 1998

                                TABLE OF CONTENTS

                                                                                    PAGE
                                                                                    ----

PREAMBLE ..............................................................................1
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER...........................................1
         1.1      Merger...............................................................1
         1.2      Time and Place of Closing............................................1
         1.3      Effective Time.......................................................2
ARTICLE 2 - TERMS OF MERGER............................................................2
         2.1      Charter..............................................................2
         2.2      Bylaws...............................................................2
ARTICLE 3 - MANNER OF CONVERTING SHARES................................................2
         3.1      Conversion of Shares.................................................2
         3.2       Anti-Dilution Provisions............................................3
         3.3      Fractional Shares....................................................3
         3.4      Treatment of Options and Warrants....................................3
ARTICLE 4 - EXCHANGE OF SHARES.........................................................4
         4.1      Exchange Procedures..................................................4
         4.2      Rights of Former First National Shareholders.........................4
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL...........................5
         5.1      Organization, Standing, and Power....................................5
         5.2      Authority; No Breach by Agreement....................................5
         5.3      Capital Stock........................................................6
         5.4      First National Subsidiaries..........................................6
         5.5      Regulatory Filings; Financial Statements.............................6
         5.6      Notes and Obligations. ..............................................7
         5.7      Absence of Certain Changes or Events.................................7
         5.8      Tax Matters..........................................................7
         5.9      Assets...............................................................8
         5.10     Environmental Matters................................................8
         5.11     Compliance With Laws.................................................9
         5.12     Labor Relations......................................................9
         5.13     Employee Benefit Plans..............................................10
         5.14     Material Contracts..................................................11
         5.15     Legal Proceedings...................................................12
         5.16     Reports.............................................................12
         5.17     Statements True and Correct.........................................12
         5.18     Accounting, Tax and Regulatory Matters..............................13
         5.19     Articles of Association Provisions..................................13
         5.20     Derivatives Contracts...............................................13
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF FBI AND INTERIM.........................13
         6.1      Organization, Standing, and Power...................................13
         6.2      Authority; No Breach By Agreement...................................14
         6.3      Capital Stock.......................................................14
         6.4      FBI Subsidiaries....................................................15
         6.5      Financial Statements................................................15
         6.6      Absence of Certain Changes or Events................................15
         6.7      Tax Matters.........................................................16
         6.8      Compliance With Laws................................................16

                                                                                    PAGE
                                                                                    ----

         6.9      Assets..............................................................17
         6.10     Legal Proceedings...................................................17
         6.11     Reports.............................................................17
         6.12     Statements True and Correct.........................................17
         6.13     Accounting, Tax and Regulatory Matters..............................18
         6.14     Environmental Matters...............................................18
         6.15     Derivatives Contracts...............................................18
         6.16     Outstanding First National Common Stock.............................18
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION..................................19
         7.1      Affirmative Covenants of First National.............................19
         7.2      Negative Covenants of First National................................19
         7.3      Covenants of FBI....................................................21
         7.4      Adverse Changes In Condition........................................21
         7.5      Reports.............................................................21
ARTICLE 8 - ADDITIONAL AGREEMENTS.....................................................22
         8.1      Registration Statement; Proxy Statement; Shareholder Approval.......22
         8.2      Applications........................................................22
         8.3      Agreement As To Efforts To Consummate...............................22
         8.4      Access to Information; Confidentiality..............................22
         8.5      Current Information.................................................23
         8.6      Other Actions.......................................................24
         8.7      Press Releases......................................................24
         8.8      No Solicitation.....................................................24
         8.9      Accounting and Tax Treatment........................................24
         8.10  Articles of Association Provisions.....................................24
         8.11     Agreement of Affiliates.............................................24
         8.12  Employee Benefits and Contracts........................................25
         8.14   Indemnification.......................................................25
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.........................26
         9.1      Conditions to Obligations of Each Party.............................26
         9.2      Conditions to Obligations of FBI....................................27
         9.3      Conditions to Obligations of First National.........................28
ARTICLE 10 - TERMINATION..............................................................29
         10.1     Termination.........................................................29
         10.2     Effect of Termination...............................................30
         10.3     Non-Survival of Representations and Covenants.......................32
ARTICLE 11 - MISCELLANEOUS............................................................32
         11.1     Definitions.........................................................32
         11.2     Expenses............................................................38
         11.3     Brokers and Finders.................................................38
         11.4     Entire Agreement....................................................38
         11.5     Amendments..........................................................39
         11.6     Obligations of FBI..................................................39
         11.7     Waivers.............................................................39
         11.8     Assignment..........................................................39
         11.9     Notices.............................................................39
         11.10    Governing Law; Arbitration..........................................40
         11.11    Counterparts........................................................40

                                                                                    PAGE
                                                                                    ----

         11.12    Captions............................................................41
         11.14    Enforcement of Agreement............................................41




                                LIST OF EXHIBITS


EXHIBIT
 NUMBER                                       DESCRIPTION
 ------                                       -----------

   1.         FORM OF AGREEMENT OF AFFILIATES OF FIRST NATIONAL (SECTION 8.12).
   2.         Form Opinion of Igler & Dougherty, P.A.
   3.         Form Opinion of Smith, Gambrell & Russell, LLP

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of March 30, 1998, by and between FLORIDA BANKS, INC. ("FBI"), a Florida corporation having its principal office located in Jacksonville, Florida to be joined in by Florida Interim Bank No. 1, N.A., a national bank to be chartered under the laws of the United States and to become a wholly-owned subsidiary of FBI ("Interim"); and FIRST NATIONAL BANK OF TAMPA ("First National"), a national bank chartered under the laws of the United States having its principal office located in Tampa, Florida.

                                    PREAMBLE

         The Boards of Directors of First National and FBI are of the opinion that the acquisition described herein is in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of First National by FBI pursuant to the merger of First National with and into Interim (the "Merger"). At the effective time of such Merger, the outstanding shares of the capital stock of First National shall be converted into the right to receive shares of the common stock of FBI (except as provided herein). As a result, shareholders of First National shall become shareholders of FBI. The transactions described in this Agreement are subject to the approvals of the shareholders of First National, the Board of Governors of the Federal Reserve System, the Florida Department of Banking and Finance, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger (as hereinafter defined) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and will be a tax free exchange for the shareholders of First National except for cash received.

         Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                    ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

         1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, First National shall be merged with and into Interim in accordance with the provisions of the National Bank Act. The separate existence of First National shall thereupon cease, and Interim, which shall be a wholly owned subsidiary of FBI, shall be the Resulting Association resulting from the Merger, shall have the name "Florida Bank, N.A.," and shall continue to be governed by the National Bank Act. The Merger shall have the effects specified in the National Bank Act. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of First National, FBI and Interim.

         1.2 Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will be immediately prior to the closing of FBI's public offering referred to Section 9.1(h) herein. The Closing will take place at a time, place and date specified by the Parties as they, acting through their chief executive officers or chief financial officers, may mutually agree. In no event, however, will the Closing take place on or before June 10, 1998, the date on which the outstanding Warrants to purchase First National Common Stock expire.


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         1.3      Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time certification of the Merger is received from the Comptroller of the Currency
(the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by each Party, the Parties shall use their reasonable best efforts to cause the Effective Time to occur on the date of Closing.


                                    ARTICLE 2

                                 TERMS OF MERGER

         2.1 Charter. Pursuant to the Merger, the Articles of Association of Interim in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Resulting Association until otherwise amended or repealed, except that the name of the Resulting Association shall be changed to "Florida Bank, N.A."

         2.2 Bylaws. The Bylaws of Interim in effect immediately prior to the Effective Time shall be the Bylaws of the Resulting Association until otherwise amended or repealed.

                                    ARTICLE 3

                           MANNER OF CONVERTING SHARES

         3.1      Conversion of Shares. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FBI, Interim or First National, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                 (a) Each share of common stock of the Resulting Association issued and outstanding immediately prior to the Effective Time shall remain outstanding and entirely issued to FBI.

                 (b) Each share of FBI Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                 (c) Except for First National Common Stock issued and outstanding immediately prior to the Effective Time as to which dissenters' rights have been perfected and not withdrawn, and subject to Section 3.4 relating to fractional shares, each share of First National Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the number of shares of FBI Common Stock equal to the quotient obtained by dividing 6.6586 by the initial public offering price per share of FBI Common Stock as determined by FBI's underwriters in the public offering referred to in Section 9.1(h), below, rounded to the nearest third decimal point (the "Exchange Ratio"). Notwithstanding the foregoing, in no event shall more than 2,065,000 shares of Common Stock of First National be converted to FBI Common Stock.

                 (d) Notwithstanding Section 3.1(c) of this Agreement, First National Common Stock issued and outstanding at the Effective Time which is held by a holder who has not voted in favor of the Merger and who has demanded payment of the fair cash value of such shares in accordance with 12 U.S.C. ss. 215a ("Dissenting First National Shares") shall not be converted into or represent the right to receive the FBI Common Stock payable thereon pursuant to Section 3.1(c)

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         of this Agreement, and shall be entitled only to such rights of appraisal as are granted by 12 U.S.C. ss. 215a ("Dissent Provisions"), unless and until such holder fails to perfect or effectively withdraws or otherwise loses his right to appraisal. If after the Effective Time any such holder fails to perfect or effectively withdraws or loses his right to appraisal, such shares of First National Common Stock shall be treated as if they had been converted at the Effective Time into the right to receive the FBI Common Stock payable thereon pursuant to
         Section 3.1(c) of this Agreement. First National shall give FBI prompt notice upon receipt by First National of any written objection to the Merger and such written demands for payment of the fair value of shares of First National Common Stock, and the withdrawals of such demands, and any other instruments provided to First National pursuant to the Dissent Provisions (any shareholder duly making such demand being hereinafter called a "Dissenting Shareholder"). Each Dissenting Shareholder that becomes entitled, pursuant to the Dissent Provisions, to payment for any shares of First National Common Stock held by such Dissenting Shareholder shall receive such payment from FBI (but only after the amount thereof shall have been agreed upon or at the times and in the amounts required by the Dissent Provisions) and all of such Dissenting Shareholders' shares of First National Common Stock shall be canceled. First National shall not, except with the prior written consent of FBI, voluntarily make any payment with respect to, or settle or offer to settle, any demand for payment by any Dissenting Shareholder.

         3.2 Anti-Dilution Provisions. In the event FBI changes the number of shares of FBI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

         3.3 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of First National Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of FBI Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FBI Common Stock multiplied by the market price of one share of FBI Common Stock at the Effective Time. The market price of one share of FBI Common Stock at the Effective Time shall be the initial public offering price of one share of FBI Common Stock.

         3.4 Treatment of Options and Warrants. At the Effective Time of the Merger, all rights with respect to First National Common Stock issuable pursuant to the exercise of options to purchase First National Common Stock (the "First National Options") granted by First National pursuant to stock option plans or other agreements of First National, which First National Options as of the date hereof are listed and described in Section 5.3 and which First National Options are outstanding at the Effective Time of the Merger, whether or not such First National Options are then exercisable, shall be cancelled without the holders thereof being entitled to receive any payment or consideration therefor. Such holder of First National Options so surrendered shall execute a cancellation agreement pursuant to which the rights held by such holder shall be surrendered and the First National Options held by such holder shall be cancelled and shall be of no further force or effect.


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



                                    ARTICLE 4

                               EXCHANGE OF SHARES

         4.1 Exchange Procedures. At the Effective Time, FBI shall deposit or shall cause to be deposited with the exchange agent selected by FBI and agreed to by First National (the "Exchange Agent") certificates evidencing shares of FBI Common Stock in such amount necessary to provide all consideration required to be exchanged by FBI for First National Common Stock pursuant to the terms of this Agreement. Within 15 business days after the Effective Time, FBI shall cause the Exchange Agent to mail to the former shareholders of First National appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First National Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of First National Common Stock issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall upon surrender thereof promptly receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.3 of this Agreement, each holder of shares of First National Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of FBI Common Stock to which such holder may be otherwise entitled (without interest). FBI shall not be obligated to deliver the consideration to which any former holder of First National Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of First National Common Stock for exchange as provided in this Section
4.1. The certificate or certificates of First National Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FBI nor the Exchange Agent shall be liable to a holder of First National Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

         4.2 Rights of Former First National Shareholders. At the Effective Time, the stock transfer books of First National shall be closed as to holders of First National Common Stock immediately prior to the Effective Time and no transfer of First National Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of First National Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.3 of this Agreement in exchange therefor, subject, however, to FBI's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by First National in respect of such shares of First National Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by FBI on the FBI Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of FBI Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of First National Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in
Section 4.1 of this Agreement. However, upon surrender of such First National Common Stock certificate, both the FBI Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate. Any portion of the consideration (including the proceeds

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



of any investments thereof) which had been made payable to the Exchange Agent pursuant to Section 4.1 of this Agreement that remain unclaimed by the shareholders of First National for six (6) months after the Effective Time shall be paid to FBI. Any shareholders of First National who have not theretofore complied with this Article 4 shall thereafter look only to FBI for payment of their shares of FBI Common Stock and cash in lieu of fractional shares and unpaid dividends and distributions on the FBI Common Stock deliverable in respect of each First National share of Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

                                    ARTICLE 5

                REPRESENTATIONS AND WARRANTIES OF FIRST NATIONAL

         First National hereby represents and warrants to FBI as follows:

         5.1 Organization, Standing, and Power. First National is a national banking association duly organized, validly existing, and in good standing under the laws of the United States, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. First National is duly qualified or licensed to transact business as a national bank as provided under the National Bank Act, as amended, and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

         5.2     Authority; No Breach by Agreement.

                 (a) First National has the corporate power and authority necessary to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of First National, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by First National and the consummation by First National of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First National, subject to the approval of the OCC and the approval of this Agreement by its shareholders as contemplated by Section 8.1 of this Agreement. Subject to such requisite shareholder approval (and assuming due authorization, execution and delivery by FBI and Interim), this Agreement represents a legal, valid, and binding obligation of First National, enforceable against First National in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The First National Board of Directors will have received from Mercer Capital Management, Inc. a letter dated on or about the date of the Proxy Statement to the effect that, in the opinion of such firm, the Exchange Ratio is fair, from a financial point of view, to the holders of First National Common Stock.

                 (b) Neither the execution and delivery of this Agreement by First National, nor the consummation by First National of the transactions contemplated hereby, nor compliance by First National with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First National's Articles of Incorporation or Bylaws, or, (ii) except as disclosed in Schedule 5.2(b), constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of First National under, any Contract or Permit

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



         of First National, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to First National or material Assets.

                 (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by First National of the Merger and the other transactions contemplated in this Agreement.

         5.3     Capital Stock.

                 (a) The authorized capital stock of First National consists of
         (i) 5,000,000 shares of First National Common Stock, of which 1,825,000 shares are issued and outstanding as of the date of this Agreement and not more than 2,065,000 shares will be issued and outstanding at the Effective Time, and (ii) zero shares of preferred stock will be issued and outstanding. All of the issued and outstanding shares of capital stock of First National are duly and validly issued and outstanding and are fully paid and nonassessable under the National Bank Act (except for the assessment contemplated by 12 U.S.C. ss. 55). None of the outstanding shares of capital stock of First National has been issued in violation of any preemptive rights. First National has reserved 300,000 shares of First National Common Stock for issuance under the First National Stock Plans, pursuant to which options to purchase not more than 240,000 shares of First National Common Stock are outstanding. Warrants to purchase not more than 225,000 shares of First National Common Stock are outstanding and expire on June 10, 1998.

                 (b) Except as set forth in Section 5.3(a) of this Agreement, or as provided pursuant to the Stock Option Agreement, there are no shares of capital stock or other equity securities of First National outstanding and no outstanding Rights relating to the capital stock of First National.

         5.4 First National Subsidiaries. First National has no active or inactive subsidiaries as of the date of this Agreement.

         5.5 Regulatory Filings; Financial Statements. First National has filed and made available to FBI copies of the First National Financial Statements and all reports of any outside auditors, consultants or advisors to First National. Each of the First National Financial Statements (including, in each case, any related notes), including any First National Financial Statements filed after the date of this Agreement until the Effective Time, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly present the consolidated financial position of First National and its Subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount and except for the absence of certain footnote information in the unaudited interim financial statements.


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



         5.6     Notes and Obligations.

                 (a) Except as set forth in Schedule 5.6 or as provided in the loss reserve described in subparagraph (b) below, without conducting any independent investigation, First National is not aware of any facts which would cause management of First National to believe that any notes receivable or any other obligations owned by First National or due to it, shown on the First National Financial Statements or any such notes receivable and obligations on the date hereof and as of the Effective Time have not been and will not be genuine, legal, valid and collectible obligations of the respective makers thereof and are not and will not be subject to any offset or counterclaim. Except as set forth in subparagraph (b) below, all such notes and obligations are evidenced by written agreements, true and correct copies of which will be made available to FBI for examination prior to the Effective Time. All such notes and obligations were entered into by First National in the ordinary course of its business and in compliance with all applicable laws and regulations, except as to any non-compliance which has not and will not have a Material Adverse Effect on First National.

                 (b) First National has established a loss reserve on the First National Financial Statements which is adequate to cover anticipated losses which might result from such items as the insolvency or default of borrowers or obligors on such loans or obligations, defects in the notes or evidences of obligation (including losses of original notes or instruments), offsets or counterclaims properly chargeable to such reserve, or the availability of legal or equitable defenses which might preclude or limit the ability of First National to enforce the note or obligation, and the representations set forth in subparagraph (a) above are qualified in their entirety by the aggregate of such loss reserves. As of the Effective Time, the ratio of the loss reserve, as established on such date in good faith by management of First National, to total loans outstanding at such time, shall not be below 1.4% (except as otherwise agreed to by First National and FBI).

         5.7 Absence of Certain Changes or Events. Since December 31, 1997, except as disclosed in Schedule 5.7, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, and (ii) First National has not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of First National provided in Article 7 of this Agreement.

         5.8     Tax Matters.

                 (a) All Tax Returns required to be filed by or on behalf of First National have been timely filed for periods ended on or before December 31, 1996, and all Tax Returns filed are complete and accurate in all material respects to the Knowledge of First National. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on First National, except as reserved against in the First National Financial Statements delivered prior to the date of this Agreement or as disclosed in Schedule 5.8(a). All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                 (b) First National has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.


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



                 (c) Adequate provision for any Taxes due or to become due for First National for the period or periods through and including the date of the First National Financial Statements has been made and is reflected on the First National Financial Statements.

                 (d) Deferred Taxes of First National have been adequately provided for in the First National Financial Statements.

                 (e) First National is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (f) Except as disclosed in Schedule 5.8(f), First National has not made any payments, is not obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                 (g) There are no Liens with respect to Taxes upon any of the Assets of First National.

                 (h) First National has not filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporation.

                 (i) All material elections with respect to Taxes affecting First National as of the date of this Agreement have been or will be timely made as set forth in Schedule 5.8. After the date hereof, other than as set forth in Schedule 5.8(a) no election with respect to Taxes will be made without the prior written consent of FBI, which consent will not be unreasonably withheld.

         5.9 Assets. Except as disclosed in Schedule 5.9, First National has good and marketable title, free and clear of all Liens, to all of its Assets. All tangible properties used in the business of First National are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with First National's past practices. All Assets which are material to First National's business that are held under leases or subleases, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. First National currently maintains insurance in amounts, scope, and coverage as disclosed in Schedule 5.9. First National has not received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Schedule 5.9, there are presently no claims pending under such policies of insurance and no notices have been given by First National under such policies. The Assets of First National include all required assets, leases and Permits necessary to operate its business as presently conducted.

         5.10    Environmental Matters.

                 (a) To the Knowledge of First National, First National, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations

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         which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (b) Except as disclosed in Schedule 5.10(b), to the Knowledge of First National, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which First National or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (c) To the Knowledge of First National, there is no reasonable basis for any Litigation of a type described above in subsection (b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (d) To the Knowledge of First National, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of First National, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

         5.11 Compliance With Laws. First National has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (a) To the Knowledge of First National, it is not in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National; and

                 (b) First National has not received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that First National is not in substantial compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National , or (iii) requiring First National to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

         5.12 Labor Relations. First National is not the subject of any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving First National, pending or, to the

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Knowledge of First National, threatened, nor is there any activity involving
First National's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

         5.13    Employee Benefit Plans.

                 (a) First National has disclosed in Schedule 5.13(a) and has delivered or made available to FBI prior to the execution of this Agreement, copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plans, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by First National for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "First National Benefit Plans"). Any of the First National Benefit Plans which is an "employee pension benefit plan" (as that term is defined in Section 3(2) of ERISA), is referred to herein as a "First National ERISA Plan." No First National Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                 (b) All First National Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, and each First National ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and First National is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Schedule 5.13(b), to the Knowledge of First National, it has not engaged in a transaction with respect to any First National Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (c) Except as disclosed in Schedule 5.13(c), no First National Pension Plan has any "unfunded current liability" (as that term is defined in Section 302[d][8][A] of ERISA) and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Except as disclosed in Schedule 5.13(c), since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any First National Pension Plan, (ii) no change in the actuarial assumptions with respect to any First National Pension Plan, and (iii) no increase in benefits under any First National Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National or materially adversely affect the funding status of any such plan. Neither any First National Pension Plan nor any "single- employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by First National, or the single-employer plan of any entity which is considered one employer with First National under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has

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         an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on First National. First National has not provided, and is not required to provide, security to an First National Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

                 (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by First National with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on First National. First National has not incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on First National. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30- day reporting requirement has not been waived, has been required to be filed for any First National Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof

                 (e) Except as disclosed in Schedule 5.13(e), First National has no Liability for retiree health and life benefits under any of the First National Benefit Plans and there are no restrictions on the rights of First National to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on First National.

                 (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any First National under any First National Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First National Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National.

                 (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of First National and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the First National Financial Statements to the extent required by and in accordance with GAAP.

         5.14 Material Contracts. Except as disclosed in Schedule 5.14A, First National is not a party to or subject to the following: (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000,
(ii) any Contract relating to the borrowing of money by First National or the guarantee by First National of any such obligation exceeding $50,000 (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto as of the date of this Agreement not made in the ordinary course of business to which First National is a party or by which it is bound (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "First National Contracts"). With respect to each First National Contract and except as disclosed in Schedule 5.14B: (i) the Contract is in full force and effect;

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



(ii) First National is not in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National; (iii) First National has not repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of First National, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, or has repudiated or waived any material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of First National for money borrowed is prepayable at any time by First National without penalty or premium.

         5.15 Legal Proceedings. Except as disclosed in Schedule 5.15A, there is no Litigation instituted or pending, or, to the Knowledge of First National, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against First National, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against First National Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First National. Schedule 5.15B is a summary report of all Litigation as of the date of this Agreement to which any First National Company is a party and which names a First National as a defendant or cross-defendant and where the estimated maximum exposure to be $10,000 or more.

         5.16 Reports. For the three years ended December 31, 1997, 1996 and 1995, and since January 1, 1998, or the date of organization if later, First National has timely filed and to the extent permitted by Law has made available for FBI to review, all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         5.17 Statements True and Correct. None of the information supplied or to be supplied by First National for inclusion in the Registration Statement to be filed by FBI with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by First National for inclusion in the Proxy Statement to be mailed to First National's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a First National with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of First National, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that First National is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.


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



         5.18 Accounting, Tax and Regulatory Matters. To the knowledge of First National, First National has not taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         5.19 Articles of Association Provisions. First National has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in any super-majority voting requirement or the grant of any rights to any Person under the Articles of Association, Bylaws, or other governing instruments of First National.

         5.20 Derivatives Contracts. First National is not a party to nor has it agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) (each a "Derivatives Contract").

                                    ARTICLE 6

                REPRESENTATIONS AND WARRANTIES OF FBI AND INTERIM

         FBI hereby represents and warrants to First National, and Interim, when formed, will represent and warrant to First National, as follows:

         6.1     Organization, Standing, and Power.

                 (a) FBI is a corporation duly organized, validly existing, and in active status under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. FBI is in good standing in the State of Florida which is where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

                 (b) Interim will be a national bank organized under the National Bank Act (as a wholly owned subsidiary of FBI), after the execution of this Agreement and prior to the Effective Time and shall have the corporate power and authority to carry on the business of banking. Interim shall become duly qualified or licensed to transact business as a foreign corporation, and shall maintain its corporate status in good standing, in the States of the United States and foreign jurisdictions where the character of the assets or the nature or conduct of the business, to be purchased, received or operated by Interim, shall require it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Interim.


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



         6.2     Authority; No Breach By Agreement.

                 (a) FBI has, and upon its formation Interim will have, the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FBI and will be duly and validly authorized by all necessary corporate action in respect thereof by Interim upon its formation. This Agreement represents a legal, valid, and binding obligation of FBI, and shall become such an obligation of Interim upon its formation, enforceable against FBI, and to become enforceable against Interim upon its formation, in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                 (b) Neither the execution and delivery of this Agreement by FBI, or, upon its formation, Interim, nor the consummation by FBI or Interim of the transactions contemplated hereby, nor compliance by FBI or Interim with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of FBI or, upon its formation, Interim, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FBI Company or Interim under, any Contract or Permit of any FBI Company or Interim, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI or Interim, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FBI Company or, upon its formation, Interim or any of their respective material Assets.

                 (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI, Southwest and, upon its formation, Interim, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FBI, Southwest and Interim of the Merger and the other transactions contemplated in this Agreement.

         6.3 Capital Stock. The authorized capital stock of FBI consists of 9,000,000 shares of FBI Common Stock, of which 377,800 shares were issued and outstanding as of the date of this Agreement and (ii) 1,000,000 shares of FBI Preferred Stock, of which 60,600 shares were issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of FBI Capital Stock are authorized and validly issued, and all of the FBI Common Stock to be issued in exchange for First National Common Stock upon consummation of the Merger, will be authorized and reserved for issuance prior to the Effective Time and, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of FBI Capital Stock has been, and none of the shares of FBI Common Stock to be issued in exchange for shares of First National Common Stock upon consummation of the Merger will be, issued in violation of any preemptive

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



rights of the current or past shareholders of FBI. FBI will issue no additional Common Stock or Preferred Stock until the Effective Time.

         6.4 FBI Subsidiaries. Upon its formation, Interim will become FBI's only Subsidiary. At the Effective Time First National will be merged with and into Interim and Interim will be the Resulting Association. Except as disclosed in Schedule 6.4, FBI owns all of the issued and outstanding shares of capital stock of each FBI Subsidiary. No equity securities of any FBI Subsidiary are or may become required to be issued (other than to another FBI Company) by reason of any Rights, and there are no Contracts by which any FBI Subsidiary is bound to issue (other than to another FBI Company) additional shares of its capital stock or Rights or by which any FBI Company is or may be bound to transfer any shares of the capital stock of any FBI Subsidiary (other than to another FBI Company). There are no Contracts relating to the rights of any FBI Company to vote or to dispose of any shares of the capital stock of any FBI Subsidiary. All of the shares of capital stock of each FBI Subsidiary held by a FBI Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized (except, in the case of Subsidiaries that are national banks, for the assessment contemplated by 12 U.S.C. ss. 55), and are owned by the FBI Company free and clear of any Lien. Each FBI Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Interim, when formed, will be a national banking association formed under the laws of the United States, and, through the Effective Time, shall be a wholly owned direct subsidiary of FBI. Each FBI Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI. Each FBI Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund.

         6.5     Financial Statements.

                 FBI has delivered to First National prior to the execution of this Agreement copies of the FBI Financial Statements as of December 31, 1997. FBI shall provide First National with its unaudited Financial Statements for the stub period ending March 31, 1998, as soon as practicable after same become available.

                 The FBI Financial Statements (as of the dates thereof): (i) are in accordance with the books and records of FBI, which are complete and accurate in all material respects and which have been maintained in accordance with good business practices, and (ii) present fairly the financial position of FBI as of December 31, 1997 in accordance with GAAP.

         6.6 Absence of Certain Changes or Events. Since January 1, 1998, except as disclosed in the FBI Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI, and (ii) the FBI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of FBI provided in Articles 7 or 8 of this Agreement.


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



         6.7     Tax Matters.

                 (a) As of the date of this Agreement, no federal, state, local and foreign Tax Returns have been required to be filed by or on behalf of the Company. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FBI, except as reserved against in the FBI Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                 (b) Adequate provision for any Taxes due or to become due for any of the FBI Companies for the period or periods through and including the date of the respective FBI Financial Statements has been made and is reflected on such FBI Financial Statements.

                 (c) Deferred Taxes of the FBI Companies have been adequately provided for in the FBI Financial Statements.

                 (d) To the Knowledge of FBI, each of the FBI Companies is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

         6.8 Compliance With Laws. Prior to the consummation of the transactions contemplated by this Agreement FBI will become duly registered as a bank holding company under the BHC Act. Each FBI Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI. FBI is not presently in Default under or in violation of any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI. FBI:

                 (a) is not in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI; and

                 (b) has not received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that FBI is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI, or (iii) requiring FBI to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

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



         6.9 Assets. Except as disclosed in Schedule 6.9A, FBI has good and marketable title, free and clear of all Liens (except for those Liens which are not likely to have a Material Adverse Effect on FBI), to all of its respective material Assets, reflected in FBI Financial Statements as being owned by FBI as of the date hereof. All material tangible properties used in the business of FBI are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FBI's past practices. All Assets which are material to FBI's business on a consolidated basis, held under leases or subleases by FBI, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. FBI currently maintains insurance in amounts, scope, and coverage as disclosed in
Schedule 6.9B. FBI has not received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Schedule 6.9C, to the Knowledge of FBI there are presently no occurrences giving rise to a claim under such policies of insurance and no notices have been given by FBI under such policies.

         6.10 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of FBI, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against FBI, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against FBI, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

         6.11 Reports. Since its incorporation, FBI has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         6.12 Statements True and Correct. None of the information supplied or to be supplied by FBI for inclusion in the Registration Statement to be filed by FBI with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by FBI for inclusion in the Proxy Statement to be mailed to First National's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by FBI or with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of First National, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the

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



solicitation of any proxy for the Shareholders' Meeting. All documents that FBI is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         6.13 Accounting, Tax and Regulatory Matters. FBI has not taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a)(2)(D) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         6.14    Environmental Matters.

                 (a) To the Knowledge of FBI, except as disclosed in Schedule 6.14(a), FBI, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

                 (b) Except as disclosed in Schedule 6.14(b), there is no Litigation pending, or, to the Knowledge of FBI, threatened before any court, governmental agency, or authority or other forum in which any FBI Company or any of its Loan Properties or Participation Facilities (or any FBI Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

                 (c) To the Knowledge of FBI, except as disclosed in Schedule 6.14(c), there is no reasonable basis for any Litigation of a type described above in Section 6.14(b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

                 (d) To the Knowledge of FBI, except as disclosed in Schedule 6.14(d), during the period of (i) FBI's ownership or operation of any of their respective properties, (ii) FBI's participation in the management of any Participation Facility, or (iii) FBI's holding a security interest in a Loan Property, to the Knowledge of FBI there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of FBI, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FBI.

         6.15 Derivatives Contracts. FBI is not a party to or has agreed to enter into a Derivatives Contract, except for those Derivatives Contracts.

         6.16 Outstanding First National Common Stock. As of the date of this Agreement, FBI does not beneficially own any shares of First National Common Stock. During the term of this Agreement, FBI shall not purchase or otherwise acquire beneficial ownership of any First National Common Stock except pursuant to the terms of this Agreement.


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         6.17     Material Contracts. All material Contracts to which FBI is a party and which are required to be filed as exhibits to the Registration Statement will be filed with the SEC in connection with the filing of the Registration Statement and Proxy Statement.

                                    ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

         7.1 Affirmative Covenants of First National. Unless the prior written consent of FBI shall have been obtained, and except as otherwise expressly contemplated herein, First National shall: (i) operate its business only in the usual, regular, and ordinary course, (ii) use its reasonable best efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable best efforts to maintain its current employee relationships, and (iv) take no action which would materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

         7.2 Negative Covenants of First National. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, First National covenants and agrees that it will not do or agree or commit to do, any of the following without the prior written consent of the chief executive officer of FBI:

                 (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of First National or, except as expressly contemplated by this Agreement; or

                 (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of First National consistent with past practices (it being understood and agreed that the incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of First National of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof; or

                 (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First National Company, or declare or pay any dividend or make any other distribution in respect of First National's capital stock; or

                 (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in
         Schedule 7.2(d), issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First National Common Stock, or any stock appreciation rights,

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         or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                 (e) adjust, split, combine, reclassify or declare and pay any dividend or other distribution on any capital stock of First National or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First National Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber
         (x) any shares of capital stock of any First National, or (y) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

                 (f) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by First National, in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                 (g) grant any increase in compensation or benefits to the officers or directors of First National, (provided, however, that First National may increase the compensation of non-officer employees by not more than 5% of such employees' annual compensation if such increase is consistent with past practice); pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and as disclosed in Schedule 7.2(g); enter into or amend any severance agreements with officers of First National; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                 (h) enter into or amend any employment Contract between First National and any Person (unless such amendment is required by Law) that First National does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                 (i) adopt any new employee benefit plan of First National or make any material change in or to any existing employee benefit plans of First National other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

                 (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                 (k) commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of First National for material money damages or restrictions upon the operations of First National without first consulting with FBI; or

                 (l) except in the ordinary course of business, modify, amend, or terminate any material Contract other than renewals without material adverse change of terms, or waive, release, compromise, or assign any material rights or claims; or


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                 (m) make any investment in excess of $50,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof; or

                 (n) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement.

         7.3 Covenants of FBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FBI covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the FBI Common Stock and the business prospects of FBI, and (ii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent FBI from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of FBI, desirable in the conduct of the business of FBI. FBI further covenants and agrees that it will not, without the prior written consent of the Chairman and Chief Executive Officer of First National, which consent shall not be unreasonably withheld, amend the Articles of Incorporation or Bylaws of FBI, in each case in any manner adverse to the holders of First National Common Stock.

         7.4 Adverse Changes In Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable best efforts to prevent or promptly to remedy the same.

         7.5 Reports. First National, FBI and Interim shall file all reports required to be filed by each of them with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to each other copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material and except for the absence of certain footnote information in the unaudited financial statements). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


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                                    ARTICLE 8

                              ADDITIONAL AGREEMENTS

         8.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as practicable after execution of this Agreement (in no event later than April 30, 1998), FBI shall file the Registration Statement with the SEC, and shall use its reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state blue sky or securities Laws in connection with the issuance of the shares of FBI Common Stock upon consummation of the Merger. First National shall furnish all information concerning it and the holders of its capital stock as FBI may reasonably request in connection with such action. First National shall call a Shareholders' Meeting, to be held on a date that is determined by the Parties to be a mutually desirable date, which date shall be as soon as practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) First National shall prepare a Proxy Statement relating to the Merger and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of First National shall recommend (subject to compliance with their fiduciary duties under applicable law as advised by counsel) to its shareholders the approval of this Agreement, (iv) each member of the Board of Directors of First National shall vote all First National Common Stock beneficially owned by each in favor of the approval of this Agreement, and (v) the Board of Directors and officers of First National shall (subject to compliance with their fiduciary duties under applicable law as advised by counsel) use their reasonable best efforts to obtain such shareholders' approval.

         8.2 Applications. FBI shall promptly prepare and file, and First National shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement and thereafter use its reasonable best efforts to cause the Merger to be consummated as expeditiously as possible.

         8.3 Agreement As To Efforts To Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including the use of their respective reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. First National, FBI and Interim shall use their reasonable best efforts to obtain all Permits and Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         8.4     Access to Information; Confidentiality.

                 (a) From the date hereof to the Effective Time or termination pursuant to Article 10 of this Agreement, upon reasonable notice and subject to applicable Laws, FBI and First National shall afford each other, and each other's accountants, counsel, and other representatives, during normal working hours for the period of time prior to the Effective Time, reasonable access to all of its and its Subsidiaries' properties, books, contracts, commitments, and records and, during such period, each

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         shall furnish promptly to the other party (i) a copy of each report, schedule, and other document filed or received by it or any of its Subsidiaries during such period pursuant to the requirements of the Securities Laws, (ii) a copy of all filings made with any Regulatory Authorities or other governmental entities in connection with the transactions contemplated by this Agreement and all written communications received from such Regulatory Authorities and governmental entities related thereto, and (iii) all other information concerning its or its Subsidiaries' business, properties and personnel as such other party may reasonably request, including reports of condition filed with Regulatory Authorities. In this regard, without limiting the generality of the foregoing, each of the parties hereto shall notify the other parties hereto promptly upon the receipt by it of any comments from the SEC, or its staff, and of any requests by the SEC for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and will supply the other parties hereto with copies of all correspondence between it and its representatives, on the one hand, and the SEC or the members of its staff or any other government official, on the other hand, with respect to the Registration Statement or the Proxy Statement. Each party hereto shall, and shall cause its advisors and representatives to (x) conduct its investigation in such a manner which will not unreasonably interfere with the normal operations, customers or employee relations of the other and shall be in accordance with procedures established by the parties having the due regard for the foregoing, and (y) refrain from using for any purposes other than as set forth in this Agreement, and shall treat as confidential, all information obtained by each hereunder or in connection herewith and not otherwise known to them prior to the Effective Time.

                 (b) FBI and its Affiliates will hold, and will use their best efforts to cause their officers, directors, employees, consultants, advisors, representatives, and agents to hold, in confidence, unless compelled by judicial or other legal process, all confidential documents and information concerning First National furnished to FBI and its Affiliates in connection with the transactions contemplated by this Agreement, including information provided in accordance with this
         Section 8.4, except to the extent that such information can clearly be demonstrated by FBI to have been (i) previously known on a nonconfidential basis by FBI, (ii) in the public domain other than as a result of disclosure by FBI and any of its Affiliates, or (iii) later lawfully acquired by FBI from sources other than First National; provided, however, that FBI may disclose such information to its officers, directors, employees, consultants, advisors, representatives, and agents in connection with the transactions contemplated by this Agreement only to the extent that such Persons who, in FBI's reasonable judgment, need to know such information for the purpose of evaluating First National (provided that such Persons shall be informed of the confidential nature of such information and shall agree to be bound by the terms of this provision) and, in any event, such disclosures shall be made only to the extent necessary for such purposes. If this Agreement is terminated in accordance with Article 10 hereof, FBI and its Affiliates shall maintain the confidence of such information and will, and will use their best efforts to cause its officers, directors, employees, consultants, advisors, representatives, and agents to, return to First National all documents and other materials, and all copies made thereof, obtained by FBI or any of its Affiliates in connection with this Agreement that are subject to this Section 8.4.

         8.5 Current Information. During the period from the date of this Agreement until the Effective Time or termination of this Agreement pursuant to
Article 10 hereof, each of First National and FBI shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of First National and FBI shall promptly notify the other of
(i) any material change in its business or operations, (ii) any material complaints, investigations, or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or threat of material Litigation involving such party, or (iv) the occurrence or nonoccurrence, of an event or condition, the occurrence, or

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nonoccurrence, of which would be reasonably expected to cause any of such party's representations or warranties set forth herein to be false or untrue in any respect as of the Effective Time; and in each case shall keep the other fully informed with respect thereto.

         8.6 Other Actions. No Party shall, or shall permit any of its Subsidiaries, if any, to, take any action, except in every case as may be required by applicable Law, that would or is intended to result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, (ii) any of such representations and warranties that are not so qualified become untrue in any material manner having a Material Adverse Effect, (iii) any of the conditions set forth in this Agreement not being satisfied or in a violation of any provision of this Agreement, or (iv) adversely affecting the ability of any of them to obtain any of the Consents or Permits from Regulatory Authorities (unless such action is required by sound banking practice).

         8.7 Press Releases. Prior to the Effective Time, First National and FBI shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         8.8 No Solicitation. Except with respect to this Agreement and the transactions contemplated hereby, from the date of this Agreement until the Effective Time or termination pursuant to Article 10, neither First National nor any of its Representatives shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of First National's Board of Directors determined after consultation with counsel neither First National nor any Affiliate or Representative of First National shall furnish any nonpublic information that it is not legally obligated to furnish or negotiate with respect to, any Acquisition Proposal, but First National may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. First National shall promptly notify FBI orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. First National shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable best efforts to cause of all its Representatives not to engage in any of the foregoing.

         8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

         8.10 Articles of Association Provisions. First National shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in any super-majority voting requirements or the grant of any rights to any Person under the Articles of Association, Bylaws, or other governing instruments of First National.

         8.11     Agreement of Affiliates. First National has disclosed in
Schedule 8.11 all Persons whom it reasonably believes are "affiliates" of First National for purposes of Rule 145 under the 1933 Act. First National shall use its reasonable best efforts to cause each such Person to deliver to FBI not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2 attached hereto,

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providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of First National Common Stock held by such Person, except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of FBI Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and FBI shall be entitled to place restrictive legends upon certificates for shares of FBI Common Stock issued to affiliates of First National pursuant to this Agreement to enforce the provisions of this Section 8.11). FBI shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FBI Common Stock by such affiliates.

         8.12 Employee Benefits and Contracts. Following the Effective Time, FBI shall provide generally to continuing officers and employees of First National employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of FBI Common Stock), on terms and conditions which when taken as a whole are no less favorable than those currently provided by First National or those currently provided by FBI to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual under any employee benefit plans of FBI other than the First National Benefit Plans) under such employee benefit plans, the service of the employees of First National prior to the Effective Time shall be treated as service with FBI participating in such employee benefit plans. FBI shall honor in accordance with their terms all employment, severance, consulting, and other compensation Contracts disclosed in Schedule 8.12 between First National and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the First National Benefit Plans.

         8.13 Management Contracts. FBI has agreed to provide written employment contracts to John S. McMullen and T. Edwin Stinson, Jr., which shall take effect at the Effective Time of the Merger. The employment contracts must be executed within 30 days following the date of this Agreement. If the Parties are not able to execute the respective employment contracts within that period, Messrs. McMullen and Stinson shall retain and be governed by their respective employment agreements with First National.

         8.14     Indemnification.

                 (a) FBI shall, and shall cause the Resulting Association (and its successors and assigns) to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of First National (each, an "Indemnified Party") against all costs, fees or expenses (including reasonable attorneys' fees), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Litigation arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Florida Law and by First National's Articles of Association and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by FBI is required to effectuate any indemnification, FBI shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FBI and the Indemnified Party.

                 (b) If FBI or the Resulting Association or any of their successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of FBI shall assume the obligations set forth in this Section 8.14.

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                 (c) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and shall survive the consummation of the Merger and be binding on all successors and assigns of FBI and the Resulting Association.


                                    ARTICLE 9

                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

         9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.7 of this Agreement:

                 (a) Shareholder Approval. The shareholders of First National shall have approved this Agreement by the requisite 662/3% vote, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law.

                 (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

                 (c) Consents and Approvals. Other than filing the Certificate to Merge and receipt of a certification of the Merger, each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement or listed in Schedule 9.1[c]) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

                 (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

                 (e) Registration Statement. The Registration Statement shall have been declared effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of FBI Common Stock issuable pursuant to the Merger shall have been received.

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                 (g) Tax Matters. Each Party shall have received a written
         opinion or opinions from Smith, Gambrell & Russell, LLP, and in a form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) the exchange in the Merger of First National Common Stock for FBI Common Stock will not give rise to gain or loss to the shareholders of First National with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of First National and FBI reasonably satisfactory in form and substance to such counsel.

                  (h) Public Offering. FBI shall have executed a definitive underwriting agreement with The Robinson-Humphrey Company, LLC (or such other investment banking firm equivalent in stature and reputation as determined in the sole discretion of the Board of Directors of FBI) providing for the firm commitment underwriting of shares of FBI Common Stock having an aggregate gross purchase price of at least $30 million.

         9.2 Conditions to Obligations of FBI. The obligations of FBI to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FBI pursuant to Section 11.6(a) of this Agreement:

                 (a) Representations and Warranties. For purposes of this
         Section 9.2(a), the accuracy of the representations and warranties of First National set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of First National set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of First National set forth in Sections 5.17, 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of First National set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.17, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on First National; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to Immaterial" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                 (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of First National to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all respects.

                 (c) Certificates. First National shall have delivered to FBI
         (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in
         Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and
         (ii) certified copies of resolutions duly adopted by First National's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the

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         consummation of the transactions contemplated hereby, all in such reasonable detail as FBI and its counsel shall request.

                 (d) Affiliates Agreements. FBI shall have received from each affiliate of First National the affiliates letter referred to in
         Section 8.12 of this Agreement.

                 (e) Opinion of Counsel. FBI shall have received a written opinion of Igler & Dougherty, P.A., Tallahassee, Florida, counsel to First National, dated as of the Effective Time, with respect to such matters and in such form as shall be agreed upon between such firm and FBI in substantially the form that is attached as Exhibit 3.

                 (f) Options Cancellation Agreements. FBI shall have received from each holder of First National Options the cancellation agreement referred to in Section 3.4 of this Agreement.

                 (g) Opinion of Accountants. First National shall have received an opinion from Deloitte & Touche, dated as of the Effective Time, a copy of which shall be provided to FBI and the contents of which shall be acceptable to FBI in its sole discretion, to the effect that there has not been an ownership change, as defined in Internal Revenue Code
         Section 382(g), of First National that occurred during or after any Taxable Period in which First National incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.

         9.3 Conditions to Obligations of First National. The obligations of First National to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First National pursuant to Section 11.7 of this Agreement:

                 (a) Representations and Warranties. For purposes of this
         Section 9.3(a), the accuracy of the representations and warranties of FBI set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of FBI set forth in Section
         6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of FBI set forth in Section 6.11 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of FBI set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.11) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on FBI; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                 (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FBI to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                 (c) Certificates. FBI shall have delivered to First National
         (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer,

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         to the effect that the conditions of its obligations set forth in
         Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and
         (ii) certified copies of resolutions duly adopted by FBI's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First National and its counsel shall request.

                 (d) Fairness Opinion. First National shall have received from Mercer Capital Management, Inc. a letter, dated not more than five business days prior to the date of the Proxy Statement, to the effect that, in the opinion of such firm, the Exchange Ratio is fair, from a financial point of view, to the holders of First National Common Stock.

                 (e) Payment of Consideration. FBI shall have delivered to the Exchange Agent the consideration to be paid to holders of the First National Common Stock pursuant to Sections 3.1 and 3.3 of this Agreement.

                 (f) Opinion of Counsel. First National shall have received a written opinion of Smith, Gambrell & Russell, LLP, counsel to FBI, dated as of the Effective Time, with respect to such matters and in substantially the form that is attached hereto as Exhibit 4.

                                   ARTICLE 10

                                   TERMINATION

         10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of First National, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                 (a) By mutual written consent of the Board of Directors of FBI and the Board of Directors of First National; or

                 (b) By the Board of Directors of either FBI or First National (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(b) of this Agreement in the case of First National and Section 9.3(a) in the case of FBI or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(b) of this Agreement in the case of First National and Section 9.3(a) of this Agreement in the case of FBI; or

                 (c) By the Board of Directors of either FBI or First National in the event of a material breach by the other Party of any covenant, agreement, or obligation contained in this Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                 (d) By the Board of Directors of either FBI or First National in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions

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         contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; or (ii) the shareholders of First National fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the FBCA at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                 (e) By the Board of Directors of either FBI or First National in the event that the Merger shall not have been consummated by September 30, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this
         Section 10.1(e); or

                 (f) By FBI in the event dissenters' rights are claimed, pursuant to the applicable provisions of the FBCA, by persons owning in the aggregate more than 10% of the issued and outstanding First National Common Stock; or

                 (g) By the Board of Directors of either FBI or First National (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(b) of this Agreement in the case of First National and Section 9.3(a) in the case of FBI or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

                 (h) By First National, if at any time prior to the Effective Time, the fairness opinion of Mercer Capital Management, Inc., is withdrawn.

                 (i) By First National if prior to the Effective Time, a corporation, partnership, person, or other entity or group shall have made a bona fide Acquisition Proposal that the First National Board determines in its good faith judgment and in the exercise of its fiduciary duties, with respect to legal matters on the written opinion of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the First National shareholders and that the failure to terminate this Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties.

                  (j) By FBI, if First National has not received the opinion referenced in Section 9.2(g).

         10.2 Effect of Termination. (a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Sections 8.5 and 11.1 of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(c) or 10.1 (f), of this Agreement shall not relieve the breaching Party from liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination; provided, further, that in the event of any termination of this Agreement following the occurrence of an Initial Triggering Event (as defined below) other than termination due to: (A) the failure of FBI to satisfy a condition to closing, (B) determination of FBI pursuant to Section 9.2(a) not to perform this Agreement, (C) withdrawal of the fairness opinion of Mercer Capital Management, Inc. (so long as such withdrawal is not due to materially inaccurate or fraudulent information provided by First National to Mercer Capital Management, Inc.), or (D) the failure to satisfy the conditions set forth in
Section 9.1 paragraphs (b), (d),

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(e), (f) and (g), FBI shall be entitled to a cash payment from First National in an amount equal to $1,000,000 upon the occurrence of any Subsequent Triggering Event (as defined below) within twelve (12) months following the date of such termination. In the event this Agreement is terminated as a result of FBI's or First National's failure to satisfy any of its representations, warranties or covenants set forth herein, the non-terminating party shall reimburse the terminating party for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000.

              (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date of this Agreement:

                  (i) First National, without having received FBI's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any Person (the term "Person" for purposes of this Section also having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than FBI or any of its Subsidiaries (each a "FBI Subsidiary") or the Board of Directors of First National shall have recommended that the shareholders of First National approve or accept any Acquisition Transaction other than as contemplated by this Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving First National, (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of First National, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of First National, and (b) "Subsidiary", for purposes of this Section, also shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                  (ii) Any Person (excluding the officers, directors and existing shareholders of First National), other than FBI or any FBI Subsidiary acting in a fiduciary capacity, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding First National Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) and such Person does not vote such First National Common Stock in favor of this Agreement at the meeting contemplated in clause (iii) below or such meeting is not held or is cancelled;

                  (iii) The meeting of shareholders of First National to be held for the purpose of approving the transaction contemplated by this Agreement shall not have been held or shall have been canceled prior to termination of this Agreement, or First National, without having received FBI's prior written consent, shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose, or its interest in authorizing, recommending or proposing) an agreement to engage in an Acquisition Transaction, with any person other than FBI or a FBI Subsidiary;

                  (iv) Any Person other than FBI or any FBI Subsidiary shall have made a bona fide proposal to First National or its shareholders by public announcement or written communication (a copy of which shall be provided to FBI) to engage in an Acquisition Transaction, which proposal has an economic value equivalent to or in excess of that of FBI.

                  (v) After a proposal is made by a third party to First National to engage in an Acquisition Transaction, First National shall have willfully and materially breached any material covenant or obligation

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contained in this Agreement in anticipation of engaging in an Acquisition
Transaction, and such breach would entitle FBI to terminate this Agreement and such breach is not cured; or

                  (vi) Any person other than FBI or any FBI Subsidiary, other than in connection with a transaction to which FBI has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

              (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) The acquisition by any person (excluding the officers, directors and existing shareholders of First National) of beneficial ownership of 25% or more of the then outstanding First National Common Stock; or

                  (ii) The closing of the Acquisition Transaction described in clause (i) of subsection (b) of this Section 10.2, except that the percentage referred to in clause (z) shall be 25%.

              (d) First National shall notify FBI promptly upon the occurrence of any Initial Triggering Event or Subsequent Triggering Event.

         10.3 Non-Survival of Representations and Covenants. The respective representations and warranties of the Parties shall not survive the Effective Time. All agreements of the Parties to this Agreement which by their terms are to be performed following the Effective Time shall survive the Effective Time until performed in accordance with their terms.

                                   ARTICLE 11

                                  MISCELLANEOUS

         11.1     Definitions.

              (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

              "1933 Act" shall mean the Securities Act of 1933, as amended.

              "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

              "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries (other than the transactions contemplated or permitted by this Agreement).

              "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity

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         or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

              "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

              "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

              "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

              "Certificate of Merger" shall mean the Certificate of Merger filed with the OCC to consummate the Merger.

              "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

              "Contract" shall mean any written agreement, commitment, contract, note, bond, mortgage, indenture, instrument, lease, obligation, license, or plan of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock or Assets.

              "Default" shall mean (i) any breach or violation of or default under any Contract, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any liability under, any Contract where, in any such event, such default is reasonably likely to have a Material Adverse Effect on a Party.

              "Derivatives Contract" shall have the meaning set forth in Section
         5.20 of this Agreement.

              "Effective Time" shall have the meaning set forth in Section 1.3 of this Agreement.

              "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.


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              "ERISA" shall mean the Employee Retirement Income Security Act of
         1974, as amended.

              "ERISA Affiliate" shall have the meaning set forth in Section 5.13(c) of this Agreement.

              "Exchange Agent" shall have the meaning set forth in Section 4.1 of this Agreement.

              "Exchange Ratio" shall have the meaning set forth in Section 3.1(c)of this Agreement.

              "Exhibits" 1, 2 and 3 shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

              "FBCA" shall mean the Florida Business Corporation Act.

              "FBI" shall have the meaning set forth in the first paragraph of this Agreement.

              "FBI Capital Stock" shall mean, collectively, the FBI Common Stock, the FBI Preferred Stock, and any other class or series of capital stock of FBI.

              "FBI Common Stock" shall mean the $.01 par value common stock of FBI.

              "FBI Companies" shall mean, collectively, FBI and all FBI Subsidiaries.

              "FBI Financial Statements" shall mean the unaudited consolidated balance sheets (including related notes and schedules, if any) of FBI as of March 31, 1998, and as of December 31, 1997, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998, and for year ended December 31, 1997.

              "FBI Preferred Stock" shall mean the $10.00 par value preferred stock of FBI.

              "First National" shall have the meaning set forth in the first paragraph of this Agreement.

              "First National Benefits Plans" shall have the meaning set forth in Section 5.13(a) of this Agreement.

              "First National Common Stock" shall mean the $1.00 par value common stock of First National.

              "First National Contract" shall have the meaning set forth in
         Section 5.14.

              "First National Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of First National as of March 31, 1998, and as of December 31, 1997, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1998, and for each of the three fiscal years ended December 31, 1997, 1996, and 1995, as filed by First National with the Comptroller of the Currency and
         (ii) the consolidated balance sheets of First National (including related notes and schedules, if any) and related statements of income, changes in

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         shareholders' equity, and cash flows (including related notes and schedules, if any) included in First National's Call Reports filed and published in accordance with applicable federal regulation with respect to periods ended subsequent to December 31, 1997.

              "First National Pension Plan" shall have the meaning set forth in
         Section 5.13(a) of this Agreement.

              "First National Stock Plans" shall mean the existing stock option and other stock-based compensation plans and warrant instruments of First National set forth in Schedule 3.4.

              "First National Options" shall have the meaning set forth in
         Section 3.4(a) of this Agreement.

              "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved applicable to banks or bank holding companies, as the case may be.

              "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental
         Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

              "Indemnified Party" shall have the meaning set forth in Section
         8.14 of this Agreement.

              "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

              "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation, except as otherwise stated in this Agreement.

              "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

              "Lien" with respect to any Asset, shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and (iii) other Liens incurred in the ordinary course of the banking business.


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              "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

              "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or its Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

              "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, (i) would in the aggregate result in an adverse impact of $200,000 or more on the financial position or results of operations of such Party, or (ii) would impair the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) circumstances affecting regional bank holding companies generally, and (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

              "Merger" shall have the meaning set forth in Section 1.1 of this Agreement.

              "Nasdaq" shall mean the Nasdaq Stock Market.

              "National Bank Act" shall mean 12 U.S.C. ss. 1, et seq.

              "OCC" shall mean the Office of the Comptroller of the Currency.

              "Order" shall mean any decree, injunction, judgment, order, decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

              "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

              "Party" shall mean either First National or FBI, and "Parties" shall mean both First National and FBI.

              "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person.

              "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited

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         liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

              "Proxy Statement" shall mean the proxy statement used by First National to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FBI relating to the issuance of the FBI Common Stock to holders of First National Common Stock.

              "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FBI under the 1933 Act with respect to the shares of FBI Common Stock to be issued to the shareholders of First National in connection with the transactions contemplated by this Agreement.

              "Regulatory Authorities" shall mean, collectively, the Office of the Comptroller of the Currency, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the SEC, NASD, Nasdaq and all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries.

              "Resulting Association" shall mean the surviving corporation in the Merger, First National, which will operate under the new name "Florida Bank, N.A."

              "Rights" shall mean all arrangements, calls, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or any Contract, commitments or other arrangements by which a Person is or may be bound to issue additional shares of its capital stock or options, warrants, rights to purchase or acquire any additional shares of its capital stock, or other Rights.

              "SEC" shall mean the Securities and Exchange Commission.

              "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

              "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

              "Shareholders' Meeting" shall mean the meeting of the shareholders of First National to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

              "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

              "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

              "Tax Opinion" shall have the meaning set forth in Section 9.1(g) of this Agreement.

              "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

              "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

              (b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2     Expenses.

              (a) Except as otherwise provided in this Section 11.2, each of FBI and First National shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of FBI and First National shall bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

              (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

         11.3 Brokers and Finders. Each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by First National or FBI, each of First National and FBI, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

         11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except for the Confidentiality Agreements).

         11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of First National Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of First National Common Stock, without the further approval of such shareholders.

         11.6 Obligations of FBI. Whenever this Agreement requires FBI (including the Resulting Association) to take any action, such requirement shall be deemed to include an undertaking by FBI to cause the FBI Subsidiaries to take such action.

         11.7     Waivers.

              (a) Prior to or at the Effective Time, FBI, acting through its Board of Directors, chief executive officer, president or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by First National, to waive or extend the time for the compliance or fulfillment by First National of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FBI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FBI.

              (b) Prior to or at the Effective Time, First National, acting through its Board of Directors, chief executive officer, president or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by FBI, to waive or extend the time for the compliance or fulfillment by FBI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First National under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First National.

              (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

         11.8 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

         11.9 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

             First National:   First National Bank of Tampa
                               100 West Kennedy Boulevard
                               Tampa, Florida 33602
                               Telephone Number:(813) 221-7910
                               Telecopy Number:(813) 221-7912
                               Attention: W. Andrew Krusen, Jr., Chairman
                                          and John S. McMullen, President

             Copy to Counsel:  Igler & Dougherty, P.A.
                               1501 Park Avenue East
                               Tallahassee, Florida 32301
                               Telephone Number: (850) 878-2411
                               Telecopy Number: (850) 878-1230
                               Attention:   A. George Igler, Esq.

             FBI and Interim:  Charles E. Hughes, Jr.
                               Florida Banks, Inc.
                               Suite 212, Southpoint Square II
                               Jacksonville, Florida 37216-0925
                               Telephone Number: (904) 296-2329
                               Telecopy Number: (904) 296-2820
                               Attention: President and Chief Executive Officer

             Copy to Counsel:  Smith, Gambrell & Russell, LLP
                               Suite 3100, Promenade II
                               1230 Peachtree Street
                               Atlanta, Georgia 30309-3592
                               Telephone Number: (404) 815-3758
                               Telecopy Number: (404) 685-7058
                               Attention:  Robert C. Schwartz, Esq.

         11.10 Governing Law; Arbitration. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the United States. Any and all disputes arising out of or in connection with this Agreement shall be submitted to arbitration, and finally settled, under the Rules of the American Arbitration Association ("AAA") by one arbitrator appointed in accordance with the said Rules. Any such arbitration shall be conducted in Hillsborough County, Florida. Each party of this Agreement shall be bound by the result of such arbitration. Each party shall bear its own expenses relating to such disputes or disagreements so arbitrated, and the parties hereto shall share equally the fees and charges of the arbitrators for conducting such arbitration. Such arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. ss. 1 et seq; provided however, that the substantive law of the State of Florida shall govern any and all such disputes. The Parties agree that any action to confirm an arbitration award shall be brought in any competent court in Hillsborough County, Florida, and that such court may enforce or compel compliance with such award.

         11.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         11.12 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         11.14 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         11.15 Directors' Termination Fee. At the Effective Time, any director of First National who will not become an advisory director of the Resulting Association or become a director or executive officer of FBI, shall receive a cash payment from FBI in the amount of $25,000, provided that such director of First National execute and deliver to FBI an agreement containing a representation that such director of First National will not compete with FBI or any of its Affiliates for a period of one year from the Effective Time and containing a general release by which such director releases the Resulting Association, FBI, the directors and officers of the Resulting Association and FBI and the former directors and officers of First National from any claims or causes of action (whether known or unknown) which may have arisen or occurred at any time prior to the Effective Time.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

                                        FLORIDA BANKS, INC.


                               By:      /s/ Charles E. Hughes, Jr.
                                        --------------------------------------
                               Name:    Charles E. Hughes, Jr.
                               Title:   President and Chief Executive Officer


                                        FIRST NATIONAL BANK OF TAMPA


                               By:      /s/ W. Andrew Krusen, Jr.
                                        --------------------------------------
                               Name:    W. Andrew Krusen, Jr.
                               Title:   Chairman of the Board

         Florida Interim Bank No. 1 hereby joins in the foregoing Agreement, undertakes that it will be bound thereby and that it will duly perform all the acts and things therein referred to or provided to be done by it.

         IN WITNESS WHEREOF, Florida Interim Bank No. 1 has caused this undertaking to be made in counterparts by its duly authorized officers and its corporate seal to be hereunto affixed as of this ___ day of ___________, 1998.

                                                    FLORIDA INTERIM BANK NO. 1


                                            By:
                                                   ----------------------------
                                            Name:
                                            Title: President

Attest:
        ---------------------------------
         Secretary

         [Corporate Seal]

                                                                      APPENDIX B



12 U.S.C. SS.215A

MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS

(A) APPROVAL OF COMPTROLLER, BOARD AND SHAREHOLDERS; MERGER AGREEMENT; NOTICE; CAPITAL STOCK; LIABILITY OF RECEIVING ASSOCIATION

     One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall --

              (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

              (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

              (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

              (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

(B)  DISSENTING SHAREHOLDERS

     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(C)  VALUATION OF SHARES

     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(D) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS: APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

     If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this Section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

(E) STATUS OF RECEIVING ASSOCIATION; PROPERTY RIGHTS AND INTERESTS VESTED AND HELD AS FIDUCIARY

     The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises, and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking associations at the time of the merger, subject to the conditions hereinafter provided.

(F)  REMOVAL AS FIDUCIARY; DISCRIMINATION

     Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this Section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such a manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is a national banking association.

(G)  ISSUANCE OF STOCK BY RECEIVING ASSOCIATION; PREEMPTIVE RIGHTS

     Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.

                                                                      APPENDIX C

                          [MERCER CAPITAL LETTERHEAD]


                                 June 25, 1998



The Board of Directors
c/o Mr. John S. McMullen
    President
    First National Bank of Tampa
    100 West Kennedy Boulevard
    Tampa, Florida  33602

RE: Fairness Opinion Regarding the Proposed Merger of First National Bank of
    Tampa into Florida Banks, Inc.

Dear Directors:

Mercer Capital Management, Inc. ("Mercer Capital") has been retained by the Board of Directors of First National Bank of Tampa ("First National") to issue a fairness opinion in regard to the proposed merger ("the Merger") of First National into Florida Banks, Inc. ("FBI"). This fairness opinion is issued from a financial point of view on behalf of the shareholders of First National.

Under the terms of the Agreement and Plan of Merger by and between Florida Banks, Inc. and First National Bank of Tampa, dated March 30, 1998 ("the Merger Agreement"), First National will be merged into Florida Banks, Inc. simultaneously with the initial public offering of the common stock of FBI. At that time, all of the common stock of First National will be exchanged for shares of FBI common stock.

It is our understanding that FBI's common stock has been approved for quotation on the Nasdaq National Market System subject to notice of issuance.

We have been advised that an opinion of qualified tax counsel that the merger constitutes a non-taxable reorganization under Section 386(a) of the Internal Revenue Code has been obtained by FBI on behalf of First National shareholders.

The Board of Directors
c/o Mr. John S. McMullen
June 25, 1998
Page two


Consideration for the common stock of First National will be based on a fixed aggregate price and a floating exchange rate. The nominal price at the closing date is to be $6.6586 per First National share, or $13,750,000 for the 2,065,000 shares of First National stock (1,825,000 shares currently outstanding and 240,000 options to purchase one share each at $1.00 per share which are to be exercised prior to closing). The ratio at which First National shares are to be exchanged for FBI shares shall be determined by dividing the number 6.6586 by the initial public offering price per share of FBI common stock as determined by FBI's underwriters. Under this pricing formula, at any initial public offering price per FBI share, the resulting exchange ratio will provide First National shareholders with FBI common stock having an aggregate market value at closing of $13,750,000, or $6.6586 per exchanged First National common share.

We noted the following significant risk factors in the transaction: (1) FBI's lack of history of operations as a bank holding company [FBI was first incorporated on October 15, 1997 and has no significant operations.]; (2) lack of a trading history for FBI's stock; and, (3) risks related to FBI's plan of expansion via further acquisitions and the opening of new banking offices in Florida following the merger and initial public offering.

In evaluating the purchase price offered to First National shareholders in the Merger, we considered the following: (1) the pricing of the merger relative to other recent bank change of control transactions; (2) potential pricing of First National if merged into established regional bank holding companies presently active in acquiring banks located in Florida; (3) the potential value to be realized for shareholders were First National to remain independent for the foreseeable future; and, (4) an analysis of the estimated pro forma changes in book value per share and earnings per share from the perspective of First National's shareholders.

The Board of Directors
c/o Mr. John S. McMullen
June 25, 1998
Page three


In arriving at out opinion, we reviewed and analyzed: (1) the Merger Agreement; (2) FBI's Registration Statement; (3) to the best of our knowledge, all of First National's publicly available documents issued within the last five years; (4) financial and operational information with respect to the business, operation and prospects of First National furnished to us by First National; (5) recent trading history of First National's common stock, to the extent available, as supplied by the First National's management; (6) a comparison of the historical financial results and present financial condition of First National with those of other companies which we deemed relevant; and,
(7) current economic and banking industry conditions in the Tampa area and statewide in Florida. In addition, we have had discussions with the management of First National concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigation as we deemed appropriate. As part of the engagement, a representative of Mercer Capital visited with First National management in Tampa, Florida.

The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description.

Mercer Capital neither compiled nor audited First National's or FBI's financial statements, nor have we independently verified the information reviewed. We have assumed and relied upon the accuracy and completeness of the financial and other information provided to us in arriving at out opinion without independent verification. We have not made an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets or liabilities of either institution.

In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the First National or FBI and have not made nor obtained any evaluations or appraisals of the assets or the liabilities either company. In addition, the Board of Directors has not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

The Board of Directors
c/o Mr. John S. McMullen
June 25, 1998
Page four


This opinion relates only to the adequacy of the purchase consideration at the closing date. We were not engaged to assess FBI's long-term business plan and therefore express no opinion regarding FBI's future financial performance and condition. Our opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed merger; nor have we expressed any opinion as to the prices at which any security of First National or FBI might trade in the future. Our opinion expressly does not constitute a recommendation to existing or prospective shareholders to purchase the equity securities of FBI in the initial public offering or elsewhere.

We have acted as financial advisor to First National in connection with the proposed Merger and will receive a fee for our services which is not contingent upon the consummation of the proposed Merger. In addition, First National has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

Based upon and subject to the forgoing, we are of the opinion as of the date hereof that the terms of and the purchase consideration offered in the proposed Merger of First National Bank of Tampa into Florida Banks, Inc. are fair, from a financial point of view, to the shareholders of the common stock of First National Bank of Tampa.

                                    Sincerely yours,

                                    MERCER CAPITAL MANAGEMENT, INC.

                                    /s/ Z. Christopher Mercer, ASA, CFA

                                    Z. Christopher Mercer, ASA, CFA
                                    President

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article X of the Florida Banks Articles provides as follows:

     No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that to the extent required by applicable law, this Article shall not eliminate or limit the liability of a director (i) for a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) for any transaction from which the director derived an improper personal benefit, (iii) for unlawful distributions to shareholders of the Corporation in violation of Section
607.06401 of the Florida Business Corporation Act, or (iv) for willful misconduct or a conscious disregard for the best interests of the Corporation in a proceeding by or in the right of the Corporation to procure judgment in its favor or in a proceeding by or in the right of a shareholder. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

     Section 607.0850 of the FBCA provides that a corporation shall (subject to the provisions described in the second succeeding paragraph of Section 607.850) have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with the action or proceeding if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed with or incorporated by reference in this Registration Statement:



EXHIBIT NO.                          DESCRIPTION OF EXHIBIT
-----------       -----------------------------------------------------------------
2.1               Agreement and Plan of Merger dated as of March 30, 1998 by and between Florida Banks,
                  Inc. and First National Bank of Tampa (included as Appendix A to the Proxy Statement-
                  Prospectus)
3.1               Amended and Restated Articles of Incorporation of Florida Banks, Inc.(1)
3.2               By-Laws of Florida Banks,   Inc.(2)
3.3               Articles of Association of First National Bank of Tampa  *
3.4               By-Laws of First National Bank of Tampa  *
5.1               Opinion of Smith, Gambrell & Russell, LLP*
8.1               Tax Opinion of Smith, Gambrell & Russell, LLP*
10.1              Form of Employment Agreement between Florida Banks, Inc. and Charles E. Hughes, Jr.(3)
10.2              1998 Stock Option Plan of Florida Banks,   Inc. (3)
10.2.1            Form of Incentive Stock Option Agreement (3)
10.2.2            Form of Non-Qualified Stock Option Agreement (3)
10.3              Form of Employment Agreement between Florida Banks and John S. McMullen, T. Edwin
                  Stinson, Jr., Donald D. Roberts and Richard B. Kensler (3)
10.4              Consulting Agreement dated as of January 20, 1998 between Florida Banks and T. Stephen
                  Johnson & Associates, Inc. (3)
10.5              Data Processing Services Agreement dated as of June 1, 1996 between M&I Data Services and First National (3)
10.6              Lease Agreement dated as of June 29, 1995 between Bay Villa Developers, Inc., as managing agent for Riverside Plaza Associates, Inc. as landlord and First National as tenant, together with First Amendment of Lease dated as of December 16, 1996 (3)
23.1              Consent of Deloitte & Touche LLP
23.2              Consent of Smith, Gambrell & Russell, LLP (included in Exhibits 5.1 and 8.1)*
23.3              Consent of Mercer Capital Company, Inc.
24                Power of Attorney (included in original signature page to this Registration Statement)
99.1              Form of Proxy for Special Meeting of Shareholders of First National Bank of Tampa
99.2              Form of Letter of Transmittal for Holders of First National Common Stock
99.3              Opinion of The Mercer Capital Company (included as Appendix C to the Proxy Statement-
                  Prospectus)
99.4              Provisions of the United States Code regarding rights of dissenting Shareholders of First
                  National (included as Appendix B to the Proxy Statement-Prospectus)

----------------
(1) Incorporated herein by reference to Exhibit 3.1.1 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-50867).

(2) Incorporated herein by reference to Exhibit 3.2.1 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-50867).

(3) Incorporated herein by reference to the exhibit of same number to the registrant's Registration Statement on Form S-1 (Reg. No. 333-50867).

*  Previously filed

ITEM 22.  UNDERTAKINGS

         (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement:

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
         Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (d) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-4 and has authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Jacksonville, State of Florida, on the 6th day of July, 1998.

                                 FLORIDA BANKS, INC.


                                 By:/s/ Charles E. Hughes, Jr.
                                    ----------------------------------------
                                      Charles E. Hughes, Jr.
                                      President and Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:





                     SIGNATURE                                          TITLE                          DATE
                     ---------                                          -----                          ----

/s/ Charles E. Hughes, Jr.                     President and Chief Executive Officer               July 6, 1998
----------------------------------           (Principal Executive Officer) and Director
Charles E. Hughes, Jr.

/s/ Nancy E. LaFoy                           Secretary and Treasurer (Principal Financial          July 6, 1998
----------------------------------             and Accounting Officer) and DirectoR
Nancy E. LaFoy

            *                                          Chairman of the Board                       July 6, 1998
 ---------------------------------                           Director
M.G. Sanchez

            *                                       Vice Chairman of the Board                     July 6, 1998
 ---------------------------------                           Director
T. Stephen Johnson

            *                                                Director                              July 6, 1998
 ---------------------------------
Clay M. Biddinger

            *                                                Director                              July 6, 1998
 ---------------------------------
P. Bruce Culpepper

            *                                                Director                              July 6, 1998
 ---------------------------------
J. Malcolm Jones, Jr.

            *                                                Director                              July 6, 1998
 ---------------------------------
W. Andrew Krusen, Jr.

            *                                                Director                              July 6, 1998
 ---------------------------------
Wilford C. Lyon, Jr.

            *                                                Director                              July 6, 1998
David McIntosh

            *                                                Director                              July 6, 1998
 ---------------------------------
John S. McMullen

*By:  /s/ Charles E. Hughes, Jr.                                                                   July 6, 1998
    ------------------------------
      As Attorney-in-Fact


                                  EXHIBIT INDEX



                  EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
                  -----------  -----------------------------------------------------------
                  2.1          Agreement and Plan of Merger dated March 30, 1998 by and between Florida
                               Banks, Inc. and First National Bank of Tampa (included as Appendix A to the Proxy
                               Statement-Prospectus)
                  3.1          Amended and Restated Articles of Incorporation of Florida Banks, Inc. (1)
                  3.2          By-Laws of Florida Banks, Inc.(2)
                  3.3          Articles of Association of First National Bank of Tampa  *
                  3.4          By-Laws of First National Bank of Tampa  *
                  5.1          Opinion of Smith, Gambrell & Russell, LLP*
                  8.1          Tax Opinion of Smith, Gambrell & Russell, LLP*
                  10.1         Form of Employment Agreement between Florida Banks, Inc. and Charles E.
                               Hughes, Jr.(3)
                  10.2         1998 Stock Option Plan of Florida Banks, Inc.(3)
                  10.2.1       Form of Incentive Stock Option Agreement (3)
                  10.2.2       Form of Non-Qualified Stock Option Agreement (3)
                  10.3         Form of Employment Agreement between Florida Banks and John S. McMullen,
                               T. Edwin Stinson, Jr., Donald D. Roberts and Richard B. Kensler (3)
                  10.4         Consulting Agreement dated as of January 20, 1998 between Florida Banks and
                               T. Stephen Johnson & Associates, Inc. (3)
                  10.5         Data Processing Services Agreement dated as of June 1, 1996 between M&I Data
                               Services and First National Bank of Tampa (3)
                  10.6         Lease Agreement dated as of June 29, 1995 between Bay Villa Developers, Inc., as managing agent for Riverside Plaza Associates, Inc. as landlord and First National
                               Bank of Tampa as tenant, together with First Amendment of Lease dated as of
                               December 16, 1996 (3)
                  23.1         Consent of Deloitte & Touche LLP
                  23.2         Consent of Smith, Gambrell & Russell, LLP (included in
                               Exhibit 8.1)*
                  23.3         Consent of The Mercer Capital Company
                  99.1         Form of Proxy for Special Meeting of Shareholders of First National
                  99.2         Form of Letter of Transmittal for Holders of First National Common Stock
                  99.3         Opinion of The Mercer Capital Company (included as Appendix C to the Proxy
                               Statement-Prospectus)
                  99.4         Provisions of the United States Code regarding rights of dissenting Shareholders of First National (included as Appendix B to the Proxy Statement-Prospectus)

--------------------
(1) Incorporated herein by reference to Exhibit 3.1.1 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-50867).

(2) Incorporated herein by reference to Exhibit 3.2.1 to the registrant's Registration Statement on Form S-1 (Reg. No. 333-50867).

(3) Incorporated herein by reference to the registrant's Registration Statement on Form S-1 (333-50867).

* Previously filed